Exhibit 99.1

Statutory Annual Report 2012

Contents

1	Board of Management

2	Supervisory Board

3	Supervisory Board Report

11	Corporate Governance Paragraph

31	Management Board Report

55	Directors’ Responsibility Statement

57	Statutory Financial Statements

125	Company Financial Statements

139	Other Information

143	Information and Investor Relations

145	ASML Worldwide Contact Information

This report comprises regulated information within the meaning of articles 1:1 and 5:25c of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht).

In this report the name “ASML” is sometimes used for convenience in contexts where reference is made to ASML Holding N.V. and/or any of its subsidiaries in general. The name is also used where no useful purpose is served by identifying the particular company or companies.

© 2013, ASML Holding N.V. All Rights Reserved

ASML STATUTORY ANNUAL REPORT 2012

ASML STATUTORY ANNUAL REPORT 2012

Board of Management

Eric Meurice (1956)

President, Chief Executive Officer and

Chairman of the Board of Management

Appointed in 2004, reappointed in 2012

French nationality

Peter T.F.M. Wennink (1957)

Executive Vice President, Chief Financial Officer and

Member of the Board of Management

Appointed in 1999

Dutch nationality

Martin A. van den Brink (1957)

Executive Vice President, Chief Product and Technology Officer and

Member of the Board of Management

Appointed in 1999

Dutch nationality

Frits J. van Hout (1960)

Executive Vice President, Chief Marketing Officer and

Member of the Board of Management

Appointed in 2009

Dutch nationality

Frédéric J.M. Schneider-Maunoury (1961)

Executive Vice President, Chief Operations Officer and

Member of the Board of Management

Appointed in 2010

French nationality

ASML STATUTORY ANNUAL REPORT 2012	1

Supervisory Board

Arthur P.M. van der Poel (1948)

Chairman

Former member of the Board of Management of Royal Philips Electronics N.V.

First appointed 2004

Current term until 2016

Dutch nationality

Jos W.B. Westerburgen (1942)

Former Company Secretary and Head of Tax of Unilever N.V. and Plc.

First appointed 2002

Current term until 2013

Dutch nationality

Fritz W. Fröhlich (1942)

Vice Chairman

Former Deputy Chairman and Chief Financial Officer of Akzo Nobel N.V.

First appointed 2004

Current term until 2014

German nationality

Hendrika (Ieke) C.J. van den Burg (1952)

Member of the Dutch Monitoring Committee Corporate Governance Code

First appointed 2005

Current term until 2013

Dutch nationality

OB Bilous (1938)

Former General Manager and Vice President Worldwide Manufacturing of IBM’s Microelectronics Division

First appointed 2005

Current term until 2014

United States nationality

William T. Siegle (1939)

Former Senior Vice President and Chief Scientist at AMD

First appointed 2007

Current term until 2013

United States nationality

Pauline F.M. van der Meer Mohr (1960)

President of the Executive Board of the Erasmus University Rotterdam

First appointed 2009

Current term until 2013

Dutch nationality

Wolfgang H. Ziebart (1950)

Former President and Chief Executive Officer of Infineon Technologies A.G.

First appointed 2009

Current term until 2013

German nationality

ASML STATUTORY ANNUAL REPORT 2012	2

Supervisory Board Report

In this section of the 2012 Statutory Annual Report of ASML Holding N.V. (“ASML”), the Supervisory Board reports on its activities in 2012, and on the information required to be provided in this report based on the Dutch Corporate Governance Code (the “Code”).

Overview of 2012

2012 was an extraordinary and challenging year for ASML, especially with the announcement of our Customer Co-Investment Program on July 9, 2012 and the proposed merger with Cymer Inc. (“Cymer”) announced on October 17, 2012. Both transactions are entered into with the main purpose to accelerate the development of next generation lithography technologies, whereby the CCIP focuses on Extreme Ultraviolet lithography (“EUV”) and 450mm, and the acquisition of Cymer is done to accelerate the development and production of EUV. Both transactions will require additional resources, with very specific skills, and ASML is working very hard on hiring the people needed.

The Customer Co-Investment Program is an unprecedented transaction in the semiconductor industry, with three of ASML’s major customers collaborating with ASML and jointly funding part of the development of next generation lithography, and in addition aligning the economic interests of all stakeholders through the acquisition of a minority shareholding (23.0 percent) in ASML by Intel Corporation (“Intel”), Taiwan Semiconductor Manufacturing Company Ltd. (“TSMC”) and Samsung Electronics Corporation (“Samsung”) (collectively referred to as “the participating customers”).

The two transactions were discussed extensively in the Supervisory Board, and much time was spent on the details of the transactions, the progress of the negotiations, and the ultimate approvals. For both transactions, the Supervisory Board considered various factors, among others the fundamental objectives of the transactions, the terms of the agreements, the technical and financial benefits, the risks of entering and, vice-versa, not entering into the transactions. The Supervisory Board also consulted with ASML’s outside financial and legal advisors to obtain expert advice.

Both transactions are part of ASML’s strategic direction for the coming years, as ASML’s main focus is to maintain and further develop ASML’s position as a technology leader in semiconductor lithography. The goal of this strategy is to deliver lithography systems which enable customers to produce highest performance and lowest cost chips. The value of ownership offered to customers as a result of ASML’s strategy also maximizes ASML’s own financial performance, aligning the interests of ASML and their customers.

Other challenges in 2012 continued to be the development of and issues related to EUV, the continuous search for qualified resources with the appropriate technical skills, especially also in view of the transactions described above and the potential impact on ASML of the continuing economic crisis.

However, 2012 was ASML’s second best year, with net sales of EUR 4,731.5 million and net income of EUR 1,302.3 million.

Another topic of discussion in 2012 was the composition of the Supervisory Board, in view of the fact that 2 members, Messrs. J. Westerburgen and W. Siegle will resign per the 2013 Annual General Meeting of Shareholders (“AGM”), and have confirmed that they are not available for re-appointment. Mr. Siegle will become a guest member of the Technology and Strategy Committee, in view of his extensive knowledge and vast experience of lithography for the semiconductor industry.

For the fulfillment of the vacancies caused, several factors are taken into consideration, among others the intention included in the Supervisory Board’s profile for a 30 percent representation of each gender in ASML’s Supervisory Board, but also specific requirements included in the profiles for these positions. For the succession of Mr. Siegle, important requirements relate to relevant knowledge of and experience with lithography for the semiconductor industry. With respect to the fulfillment of the vacancy caused by the resignation of Mr. Westerburgen, important factors are knowledge of and experience with Dutch financial and governance topics.

In view of the termination of Mr. F. van Hout’s first four year term as member of ASML’s Board of Management per the 2013 AGM, the Supervisory Board also discussed the extension of Mr. van Hout’s tenure as member of ASML’s Board of Management. The decision was positive and the notification of the extension of his membership on ASML’s Board of Management will be put on the 2013 AGM agenda.

ASML STATUTORY ANNUAL REPORT 2012	3

The new law on Management and Supervision, which entered into effect per January 1, 2013 and which stipulates among others that Board members of Large Companies are not allowed to enter into employment agreements with such companies per that date, is not applicable with respect to Mr. Van Hout’s employment contract with ASML, as Mr. Van Hout’s employment agreement has an indefinite term in view of Mr. Van Hout’s long term employment with ASML (from 2001 until 2009 with ASML Netherlands B.V.).

Meetings and activities of the Supervisory Board

The Supervisory Board held five - scheduled - physical meetings in 2012; three scheduled conference calls were held for the purpose of discussing the quarterly results and the press releases related thereto and one call was specifically held for the purpose of final approval of the CCIP. In addition, ad-hoc calls were held to discuss the progress of the transactions, also between individual members of the Supervisory Board and the Board of Management.

With respect to the Supervisory Board meetings in general, the physical meetings of the Supervisory Board and its Committees are held during several days, thus creating more time for longer meetings. The additional time available is spent on specific themes, such as management development, operational performance and strategy.

To continuously stay abreast of the developments in the semiconductor market, the Board of Management provides the Supervisory Board each meeting with an overview of the market situation at that moment, expectations for the near future, the development of ASML’s share price and investor/analyst feedback on ASML. Other topics addressed during the 2012 Supervisory Board meetings were among others ASML’s business risks; investor relations; and the corporate objectives and targets. Twice per year, our budget is reviewed by the Supervisory Board.

The Supervisory Board also reviewed ASML’s sustainability strategy, including the actions (to be) implemented needed to achieve the targets set with respect to the sustainability strategy. Sustainability was also addressed in the Remuneration Committee as it is a short-term qualitative target for the members of the Board of Management.

In the fall of 2012, the Supervisory Board held its November meeting in San Diego, headquarters of Cymer.

The attendance rate of the individual Supervisory Board members was 100 percent, with exception of Ms. H. (Ieke) van den Burg, who was absent twice in the first 4 months of 2012 due to illness. Furthermore, the meetings of the four Committees were attended by all members of the respective Committees, with the exception of Ms. Van den Burg for the Remuneration Committee held in January. In 2012, all Supervisory Board members had adequate time available to be able to give sufficient attention to their responsibilities and activities as member of ASML’s Supervisory Board.

In general, after each Supervisory Board meeting, the Supervisory Board members meet inter se to discuss for example the functioning of the Supervisory Board and of the Board of Management and its members; and any other topics deemed important at that time, such as the imminent changes in the composition of the Supervisory Board.

During all physical meetings of the Supervisory Board, most Board of Management members were present. Also outside the meetings, members of the Supervisory Board and its Committees interacted regularly with the Board of Management and the individual members. Also, several informal meetings and telephone calls took place among Supervisory Board members to consult with each other on various topics.

Each year, the Supervisory Board and each of its Committees perform an evaluation related to the functioning of the Supervisory Board; its Committees, the individual members and the chairman, as well as the functioning of the Board of Management and the individual members in the past year. Also the composition of both bodies is addressed. In 2012, the evaluation of the Supervisory Board was done by means of a questionnaire accessible via a web-based tool, which tool is provided and managed by a third party, who also prepared reports and summaries of the results. The reports and summaries are collected by the chairman of the Selection and Nomination Committee. These reports are anonymized to provide the opportunity to individual Supervisory Board members to address certain issues and concerns, which they otherwise might not be willing to do. In addition, the Chairman also has one-on-one meetings with each individual Supervisory Board member to discuss any issues that member might have. The survey contained among others questions about the processes followed to discuss the two major transactions in 2012; the composition of the Supervisory Board; and the process for selection of candidates for the Supervisory Board and Board of Management. In addition to the self-assessment by the Supervisory Board members, input was also asked from the individual members of the Board of Management.

The evaluation of each Committee was conducted by means of a questionnaire specifically developed for that Committee, also through the web-based tool of the same external party. These surveys also included follow-up themes resulting from the evaluations performed in the previous year. Each Committee discussed the outcome of the evaluation

ASML STATUTORY ANNUAL REPORT 2012	4

among its own members. The main conclusions of the evaluation of the Committees and of the Supervisory Board were discussed in a Supervisory Board meeting. The conclusions of the ‘upward assessment’ by the Board of Management were discussed with the members of the Board of Management present. Focus items for the coming year relate among others to: the meeting processes and topics; interactions with Board of Management / senior management; attendance from others (ASML employees or other parties) at Supervisory Board meetings; and the evaluation processes, both for the Supervisory Board and the Board of Management.

The Supervisory Board has embedded the evaluation process in its processes and activities as the Supervisory Board attaches great value to the evaluations. They ensure continuous focus on the quality of the activities, composition and functioning of the Supervisory Board and its Committees.

Furthermore, as is done each year, also in 2012 a delegation of the Supervisory Board met twice with the Works Council of ASML Netherlands B.V. The topics of these meetings generally evolve around important internal and external developments relevant for ASML and their employees, ASML’s financial position and ASML’s strategy. In 2012, focus was on the CCIP and the various EUV developments. The Supervisory Board considers these meetings a valuable contribution to its activities for ASML.

For further details on the structure, organization and responsibilities of the Supervisory Board, reference is made to the Corporate Governance Paragraph of this Statutory Annual Report.

Composition of the Supervisory Board

Currently, the Supervisory Board consists of eight members. Four of the Supervisory Board members have the Dutch nationality, two members have the German nationality and two members have the United States nationality. Two of the eight Supervisory Board members are female. The average age is 66 years, whereby the ages vary from 52 to 74 years.

In 2012, Messrs. OB Bilous, F. Fröhlich and A. van der Poel retired by rotation on April 25, 2012. Messr. Bilous and Fröhlich were both reappointed for a period of two years, in line with the Supervisory Board’s profile. Mr. Van der Poel was re-appointed for a maximum period of four years. In 2013, as mentioned above, Messrs. Westerburgen and Siegle will retire from the Supervisory Board per the AGM to be held on April 24, 2013 and are not available for re-appointment. In addition, Mmes. Van den Burg and Van der Meer Mohr as well as Mr. W. Ziebart will also retire by rotation and all three members have indicated that they are available for re-appointment. With respect to the nomination for reappointment of Mmes. Van den Burg and Van der Meer Mohr, ASML’s Works Council has a strengthened recommendation right.

Supervisory Board Committees

The Supervisory Board has installed four Committees: an Audit Committee, Remuneration Committee, Selection and Nomination Committee, and Technology and Strategy Committee. Each Committee operates pursuant to its charter, which charter is based on the rules and regulations of the Code, but also reflects practices developed over the years. The responsibilities and authorities of the Committees are based on a mandate of the Supervisory Board, whereas the Supervisory Board retains full responsibility for the activities of the four Committees. The Committees prepare the decisions to be made by the full Supervisory Board, each in its own field of expertise.

In the plenary Supervisory Board meetings, the Chairman of each Committee provides a report, verbally and/or in writing, on the topics discussed during the Committee meetings. In addition, the minutes of the Committee meetings are available for all Supervisory Board members, so that they have all information sufficient to understand ASML’s current state of affairs, thus ensuring that the full Supervisory Board is able to make the appropriate decisions.

Audit Committee

The current members of ASML’s Audit Committee are Mr. Fröhlich (Chairman), Mr. Van der Poel and Mr. Ziebart. The members of the Audit Committee are all independent, non-executive members of the Supervisory Board.

In 2012, the Audit Committee met five times and held four conference calls. Three calls were held to discuss the quarterly results and the related press release; one call was held for the purpose of discussing the results of the year-end audits (Accounting Principles Generally Accepted in the United States of America (“U.S. GAAP”) and International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”)).

The Audit Committee also extensively discussed the Customer Co-Investment Program thereby focusing not only on the financial aspects of this transaction, but also on the governance aspects, such as for example the voting rights of the

ASML STATUTORY ANNUAL REPORT 2012	5

three participating customers, who acquired a 23.0 percent minority interest in ASML. With respect to the governance aspects of the CCIP, the Audit Committee consulted an external expert.

With respect to the intended merger with Cymer, the Audit Committee focused on the consideration to be paid to the Cymer shareholders, as well as the impact of the merger on ASML’s financial condition and results of operations.

In general, the Audit Committee continuously monitors the activities of the internal audit department with respect to ASML’s risk management and ASML’s internal controls, including the internal controls over financial reporting in light of Section 404 of the Sarbanes-Oxley Act of 2002. The Audit Committee reviews and approves the audit plans of the internal and external auditors and monitors their audit activities. Annually, the Audit Committee reviews ASML’s tax strategy, tax systems and tax planning; investor relations; ASML’s management of the IT landscape; and the activities of ASML’s Disclosure Committee. The Audit Committee also regularly discusses ASML’s financial position, and ASML’s financing and return policy.

The Audit Committee (and Supervisory Board) agree with ASML’s conservative principles with respect to its financing policy and return policy, which helps ASML to respond properly to the highly cyclical nature of the semiconductor equipment industry.

With respect to the external auditor’s Management Letter over the financial year 2012, the Audit Committee confirms that no remarks were made in the Management Letter that should be mentioned in this report.

As communicated in the 2011 Annual Report, the Audit Committee resolved to conduct extensive assessments with respect to the performance of the external auditor on a bi-annual basis. As this extensive assessment was conducted end 2011 / early 2012, the Audit Committee will only conduct a limited assessment over the past year after finalization of the audit over the financial year 2012, by means of a discussion with members of the Board of Management and relevant members of senior management of ASML. In a number of meetings, the changes in the laws related to the audit profession and the potential consequences for external auditors in general and for ASML’s external auditor specifically were discussed.

The annual proposal to re-appoint the auditor will be submitted for approval to the 2013 AGM.

Selection and Nomination Committee

The current members of ASML’s Selection and Nomination Committee (“SNC”) are Mr. Westerburgen (Chairman), Mr. Bilous and Mr. Van der Poel. The Selection and Nomination Committee held four scheduled meetings and several additional meetings on an ad-hoc basis in 2012. As already previously mentioned, the Selection and Nomination Committee prepared the decision for the Supervisory Board to extend the appointment term of Mr. Van Hout, and also extensively discussed the composition of the Supervisory Board in view of the vacancies which will be created by the resignation of Messrs. Siegle and Westerburgen in April 2013. Besides, the SNC also paid substantial attention to the future composition of the Supervisory Board and the Board of Management. Other discussion items in 2012 were the ‘regular’ topics such as management development and talent management; and the functioning of the individual members of the Supervisory Board and the Board of Management.

The Selection and Nomination Committee is also responsible for monitoring Corporate Governance developments. The main topics of discussion this year with respect to that topic were the possible consequences for ASML’s Board of Management and Supervisory Board in view of the expected enactment of the Bill on Management and Supervision on January 1, 2013; and the 2012 report of the Monitoring Committee of the Dutch Corporate Governance Code.

Remuneration Committee

The current members of ASML’s Remuneration Committee are Mr. Westerburgen (Chairman), Ms. Van den Burg and Ms. Van der Meer Mohr and Mr. Ziebart (per April 2012). Mr. Ziebart was appointed member of the Remuneration Committee also in view of Mr. Westerburgen’s retirement per the AGM in April 2013.

In 2012, the Remuneration Committee met six times in scheduled meetings, either in person or via conference call. In addition, members of the Remuneration Committee participated several times in remuneration committee working group meetings. The main item discussed in 2012 was the revision of the 2010 Remuneration Policy. A working group, in which also an external expert participated, prepared the revised 2010 Remuneration Policy as approved by the Supervisory Board and which will be submitted for adoption to the 2013 AGM. Reference is made to the paragraph below on the remuneration for the Board of Management and the outline of the 2012 Remuneration Report for more details on this topic.

Other topics discussed in 2012 included: the share and option plans for the employees; the targets and remuneration package for the Board of Management; and the 2011 and 2012 Remuneration Reports.

ASML STATUTORY ANNUAL REPORT 2012	6

In cooperation with the Audit Committee and the Technology and Strategy Committee, the Remuneration Committee reviewed and proposed to the Supervisory Board the 2012 targets for the Board of Management and also provided its recommendations to the Supervisory Board with respect to the achievement of the 2012 targets and related appropriate compensation levels for the Board of Management members over the financial year 2012.

Legal experts as well as experts in the field of remuneration for members of Boards of Management assisted the Remuneration Committee in its activities. These experts do not provide remuneration advice to the Board of Management.

Technology and Strategy Committee

The current members of ASML’s Technology and Strategy Committee are Mr. Siegle (Chairman), Mr. Bilous, Mr. Van der Poel and Mr. Ziebart. In addition, the Technology and Strategy Committee may appoint one or more advisors from within and/or from outside ASML. In 2012 three external advisors participated in the Committee meetings and two internal advisors. The advisors to the Technology and Strategy Committee may be invited as guests to (parts of) the meetings of the Committee, but are not entitled to vote in the meetings. The Technology and Strategy Committee held five physical meetings and one conference call in 2012. In general, the physical meetings last a full day. One meeting and the conference call were held for the purpose of discussing the technology targets for the Board of Management and the achievements related thereto.

The Technology and Strategy Committee reviews the specific ASML technology matters important at that time and discusses the proposals for ASML’s future product- and technology strategies. The Technology and Strategy Committee is instrumental in preparing the decisions and/or advice for the Supervisory Board related to these topics. Important topics this year were the CCIP and the merger with Cymer, in view of ASML’s strategy, and in view of the status of EUV development and production processes. To familiarize themselves with the technical demands and challenges related to the development and production of the EUV tool, the Technology and Strategy Committee members visited suppliers who develop important components of this tool. Besides EUV, other topics of discussion included matters related to Immersion and holistic lithography solutions (for example Brion products and metrology).

For a further description of the responsibilities of the Supervisory Board Committees, reference is made to the Corporate Governance Paragraph of this Statutory Annual Report.

Remuneration of the Supervisory Board

The remuneration of the Supervisory Board members is described in Note 30 to the consolidated financial statements. In 2011, the AGM adopted the Supervisory Board’s proposal to increase the Supervisory Board’s remuneration in view of the continuing increase of responsibilities, workload and liabilities for the Supervisory Board members and its Committees, as well as the growth of ASML over the past years. Furthermore the AGM approved to further increase the annual (fixed) fee with a maximum amount of EUR 5,000 depending on circumstances. This increase of EUR 5,000 was implemented in 2012, to bring the Supervisory Board’s remuneration more in line with general practice in The Netherlands. In addition to their fee as member of the Supervisory Board, Supervisory Board members also receive a fee for each Committee membership, as well as a net cost allowance. The Supervisory Board remuneration is not dependent on ASML’s financial results. None of the members of the Supervisory Board own shares or options on ASML’s shares. We had not granted any loans to, nor had we granted any guarantees in favor of, any of the members of the Supervisory Board.

Composition of the Board of Management

The Board of Management currently consists of five members. As mentioned earlier in this report, the Supervisory Board will extend the appointment term of Mr. Van Hout for four more consecutive years upon notification to the AGM to be held on April 24, 2013. For further details and a biography of the members of the Board of Management, see page 1 of this Statutory Annual Report.

Remuneration of the Board of Management

General

In 2010, the General Meeting of Shareholders adopted an update of the Remuneration Policy for the Board of Management. This policy did not change in 2012. The Remuneration Committee oversees the development and implementation of compensation and benefit programs for the Board of Management, as well as the compensation

ASML STATUTORY ANNUAL REPORT 2012	7

levels for the individual members of the Board of Management. It provides advice to the Board of Management on the policy and implementation of the compensation for Senior Management below the Board of Management.

The Remuneration Committee reviews the corporate objectives and targets relevant to the compensation of all members of the Board of Management. It ensures that targets for the Board of Management and senior management are aligned and support the long term strategy of ASML. These targets relate to short and long term technology, customer and financial performance, the three main pillars of long term value creation at ASML. The Remuneration Committee cooperates with the Audit Committee and the Technology and Strategy Committee in setting the targets. The Remuneration Committee evaluates the achievements of the Board of Management with respect to those objectives and targets (again, in cooperation with the Audit Committee and the Technology and Strategy Committee), and it provides recommendations to the Supervisory Board on the resulting compensation levels for the members of the Board of Management. Details of the remuneration targets and their link to the ASML long term strategy can be found in the 2012 Remuneration Report.

The external auditor performs agreed-upon procedures on the targets achieved to assess compliance with the Remuneration Policy.

The Supervisory Board has the discretionary power to adjust variable remuneration components both upwards and downwards if these would, in the opinion of the Supervisory Board, produce an unfair result due to extraordinary circumstances during the period in which the predetermined performance criteria have been or should have been achieved (Ultimum Remedium - provision II.2.10). Besides this, the Supervisory Board may recover from the Board of Management any variable remuneration awarded on the basis of incorrect financial or other data (claw back clause - provision II.2.11).

Outline 2012 remuneration report

In summary, total remuneration for members of the Board of Management is derived from the median level of the appropriate top executive pay market (a reference market consisting of a group of European companies mainly in the ICT and Technology sector) and consists of (i) base salary; (ii) short term performance incentives (in cash); (iii) long term performance incentives (in shares) and (iv) other benefits. The payout of the cash incentive and vesting of performance shares is dependent on the achievement of predetermined financial and non-financial performance criteria.

By applying the following ratio, the structure of Total Direct Compensation is aimed at balancing short and long term performance and to align remuneration with long term value creation: 100-75-80 for the CEO, where base salary is 100; the target short term performance related cash incentive is 75; long term performance shares are 80. For the other members of the Board of Management this ratio is 100-60-80. The maximum payout - in case of overachievement of pre-defined targets - for the performance shares is 146.25 percent for all members of the Board of Management.

Gratitude to ASML employees

The Supervisory Board would like to thank and recognize all ASML employees who have been able to again achieve so much this past year: the progress with EUV, the efforts made to supply to the demand, the conclusion of the CCIP and Cymer transactions, which transactions will also result in additional -technological- challenges. ASML’s Supervisory Board acknowledges the pressure that the extreme swings in demand and in the continuing demand for leading-edge technology put on ASML employees, and appreciates all the efforts and achievements of ASML employees throughout these years.

ASML STATUTORY ANNUAL REPORT 2012	8

Information on Supervisory Board members

Presented below is the personal data of all Supervisory Board members that is required to be disclosed in this report in order to comply with the Code.

OB Bilous
gender	:	male
age	:	74
profession	:	former General Manager and Vice President Worldwide Manufacturing of IBM’s Microelectronics Division
principal position	:	retired
nationality	:	United States
other relevant positions	:	Board member Nantero, Inc.
first appointed	:	2005
current term until	:	2014

H.C.J. van den Burg
gender	:	female
age	:	60
profession	:	former member of the European Parliament
principal position	:	member of the Dutch Monitoring Committee Corporate Governance Code
nationality	:	Dutch
other relevant positions	:	member of the Supervisory Board of APG Groep N.V., Chairperson of the Monitoring Foundation Dutch Insurance Companies, member of the Advisory Boards of the Dutch Data-Protection Authority and the Dutch National Register Supervisory Directors, member of the Advisory Scientific Committee European Systemic Risk Board (ECB Frankfurt) and member of the Advisory Council International Affairs Commission Human Rights (Dutch Ministry Foreign Affairs)
first appointed	:	2005
current term until	:	2013

F.W. Fröhlich
gender	:	male
age	:	70
profession	:	former Deputy Chairman and CFO of Akzo Nobel N.V.
principal position	:	retired
nationality	:	German
other relevant positions	:	Chairman of the Supervisory Board of Randstad Holding N.V., member of the Supervisory Boards of Allianz Nederland N.V. and Rexel SA, member of the Board of Directors of Prysmian Group.
first appointed	:	2004
current term until	:	2014

P.F.M. van der Meer Mohr
gender	:	female
age	:	52
profession	:	President of the Executive Board of the Erasmus University Rotterdam
nationality	:	Dutch
other relevant positions	:	Member of the Supervisory Boards of Royal DSM N.V. and Duisenberg School of Finance
first appointed	:	2009
current term until	:	2013

A.P.M. van der Poel
gender	:	male
age	:	64
profession	:	former member of the Board of Management of Royal Philips Electronics
principal position	:	retired
nationality	:	Dutch
other relevant positions	:	member of the Board of Directors of Gemalto Holding N.V., member of the Supervisory Boards of Royal HaskoningDHV B.V. and BDR Thermea
first appointed	:	2004
current term until	:	2016

ASML STATUTORY ANNUAL REPORT 2012	9

W.T. Siegle
gender	:	male
age	:	74
profession	:	former Senior Vice President and Chief Scientist of AMD, Inc.
principal position	:	retired
nationality	:	United States
other relevant positions	:	member of the Advisory Board of Acorn Technologies, Inc.
first appointed	:	2007
current term until	:	2013

J.W.B. Westerburgen
gender	:	male
age	:	70
profession	:	former Company Secretary and Head of Tax of Unilever N.V. and Plc.
principal position	:	retired
nationality	:	Dutch
first appointed	:	2002
current term until	:	2013

W.H. Ziebart
gender	:	male
age	:	63
profession	:	former President and CEO of Infineon Technologies A.G.
principal position	:	retired
nationality	:	German
other relevant positions	:	Member of the Supervisory Board of Nordex SE and Novaled AG, and member of the Board of Autoliv, Inc.
first appointed	:	2009
current term until	:	2013

Company Secretary	:	Mr. R.F. Roelofs
Appointed	:	2002

Deputy Company Secretary	:	Ms. G.C.M. Keizer
Appointed	:	2002

The Supervisory Board,

Veldhoven, February 12, 2013

ASML STATUTORY ANNUAL REPORT 2012	10

Corporate Governance Paragraph

I. General1

ASML Holding N.V. is a public limited liability company, with registered seat in Veldhoven, the Netherlands and is governed by Dutch law. ASML’s shares are listed since 1995 on NYSE Euronext in Amsterdam (“NYSE Euronext Amsterdam”) and on the NASDAQ Stock Market LLC (“NASDAQ”), since 1995.

We continuously monitor and assess applicable Dutch, U.S. and other relevant corporate governance codes, rules, and regulations. ASML is subject to the Code. Because we are also listed on NASDAQ, we are required to comply with the U.S. Sarbanes-Oxley Act of 2002, as well as NASDAQ listing rules, and the rules and regulations promulgated by the U.S. Securities and Exchange Commission (“SEC”).

For the full text of the Code, please refer to the website www.commissiecorporategovernance.nl. For the full text of the U.S. Sarbanes-Oxley Act of 2002, as well as NASDAQ listing rules, and the rules and regulations promulgated by the SEC, see www.sec.gov/about/laws/soa2002.pdf, http://nasdaq.cchwallstreet.com, and www.sec.gov/about.shtml respectively.

ASML’s Supervisory Board and Board of Management, who are responsible for our corporate governance structure, will continue their efforts to ensure that our practices and procedures comply with both U.S. and Dutch corporate governance requirements. In this paragraph, we address our corporate governance structure, thereby referring to the principles and best practices set forth in the Code, as well as with the applicable laws with respect to corporate governance. Our Supervisory Board and Board of Management are of the opinion that ASML complies with all recommendations in the Code. However, we have provided explanations with respect to a few recommendations, as our practice with respect to these recommendations could be perceived as non-compliant with the Code.

Material changes in the corporate governance structure of ASML and/or in its compliance with the Code will be discussed at our AGM as a separate agenda item.

1	This Corporate Governance Paragraph also includes the information that is required to be disclosed pursuant to article 2a of the Decree of 23 December 2004 regarding further provisions on the substance of annual reports.

ASML STATUTORY ANNUAL REPORT 2012	11

II. Board of Management

Role and Procedure

ASML’s Board of Management is responsible for managing ASML, under the chairmanship of its President, Chief Executive Officer (“CEO”) and Chairman of the Board of Management. The current Board of Management comprises five members.

Although the various management tasks are divided among the members of the Board of Management, the Board of Management remains collectively responsible for the management of ASML, the deployment of our strategy, our risk profile and policies, the achievement of our objectives, our results and the corporate social responsibility aspects relevant to ASML.

In fulfilling its management tasks and responsibilities, the Board of Management considers the interests of ASML and the business connected with it, as well as the interests of our stakeholders. The Board of Management is accountable to the Supervisory Board and the General Meeting of Shareholders for the performance of its management tasks.

ASML has a two-tier board structure: the Supervisory Board supervises and advises the Board of Management in the execution of its tasks and responsibilities. The Board of Management provides the Supervisory Board with all information, in writing or otherwise, necessary for the Supervisory Board to fulfill its duties. Besides the information provided in the regular meetings, the Board of Management keeps the Supervisory Board frequently informed on developments relating to ASML’s business, financials, operations, and industry developments in general.

Important decisions of the Board of Management that require the approval of the Supervisory Board are, among others:

•	the operational and financial objectives;
•	the strategy designed to achieve the objectives;
•	the parameters to be applied in relation to the strategy to achieve the objectives; and
•	corporate social responsibility issues that are relevant to ASML.

The main elements of the operational and financial objectives, the strategy to achieve the objectives, and the parameters to be applied are included in the Report of the Board of Management. In the “risk factors” section of the 2012 Statutory Annual Report, we describe the sensitivity of our results to both external as well as internal factors and variables.

The Rules of Procedure for the Board of Management contain - among other topics - the general responsibilities of the Board of Management, the relationship with the Supervisory Board and various stakeholders, the decision making process within the Board of Management, and also the logistics surrounding the meetings. The Rules of Procedure are posted in the Corporate Governance section on our website.

Appointment, Other Functions

Members of the Board of Management are appointed by the Supervisory Board upon recommendation by ASML’s Selection and Nomination Committee and upon notification to the General Meeting of Shareholders. Members of the Board of Management appointed after the amendment of the Articles of Association in 2004, are appointed for a period of four years, whereafter reappointment is possible. Because Messrs. P. Wennink and M. van den Brink’s initial appointment as member of the Board of Management occurred before 2004, their appointment to the Board of Management is for an indefinite period of time. Until now, the existing employment contracts, including all rights and obligations under these contracts, have been honored.

The Supervisory Board may suspend and dismiss members of the Board of Management, but only after consulting the General Meeting of Shareholders.

Pursuant to newly adopted Dutch legislation which entered into force on January 1, 2013, a member of the Board of Management may not be a supervisory board member in more than two other qualified legal entities (“Large Company”). A member of the Board of Management may never be the chairman of a supervisory board of a Large Company.

Board of Management members may only accept a supervisory board membership of another Large company after having obtained prior approval from the Supervisory Board. Members of the Board of Management are also required to notify the Supervisory Board of other important functions held or to be held by them.

ASML STATUTORY ANNUAL REPORT 2012	12

Currently, no Board of Management member has more than two Supervisory Board memberships in other Large companies. No current member of the Board of Management is chairman of a supervisory board of a Large company.

This same legislation requires a Dutch public limited liability company qualifying as a Large Company, to pursue a policy of having at least 30.0 percent of the seats on the executive board be held by each gender to the extent these seats are held by natural persons. We are currently considering the approach to achieve this goal.

Internal Risk Management and Control Systems, External Factors

The Board of Management is responsible for ensuring that ASML complies with applicable legislation and regulations. It is also responsible for the financing of ASML and for managing the internal and external risks related to its business activities.

The establishment of ASML’s internal risk management and control system is based on the identification of external and internal risk factors that could influence the operational and financial objectives of ASML and contains a system of monitoring, reporting, and operational reviews.

To help identifying risks, ASML uses a formal risk management approach, consisting of a set of risks definitions (Risk Universe) which are discussed amongst ASML senior management during an annually recurring risk review. Based on this risk assessment, actions are initiated to further enhance ASML’s risk mitigation.

The establishment of ASML’s internal control and risk management systems is based on the identification of external and internal risk factors that could influence our operational and financial objectives and contains a system of monitoring, reporting and operational reviews. All material risk management activities have been discussed with the Audit Committee and the Supervisory Board. For a summary of ASML’s Risk Factors, we refer to our Management Board Report in the Statutory Annual Report.

ASML does not rank the individual risks identified, as ASML is of the opinion that doing so defies the purpose of a comprehensive risk assessment and it would be arbitrary of nature since all risks mentioned have significant relevance for ASML and its business.

ASML publishes two annual reports in respect of the financial year 2012 (“2012 Annual Reports”): this Statutory Annual Report in accordance with the Dutch legal requirements and IFRS as adopted by the European Union (“EU”) and an Annual Report on Form 20-F in accordance with U.S. securities laws, based on U.S. GAAP. Both Annual Reports describe the same risk factors that are specific to the semiconductor industry, ASML and our shares. ASML also provides sensitivity analyses by providing:

•	a narrative explanation of our financial statements;
•	the context within which financial information should be analyzed; and
•

information about the quality, and potential variability, of our earnings and cash flow. In our “In Control Statement” (as part of the Director’s Responsibility Statement), as included in the Statutory Annual Report 2012, the Board of Management addresses our internal risk management and control systems.

With respect to the process of drafting annual reports, we have extensive guidelines for the lay-out and the content of our reports. These guidelines are primarily based on applicable laws. For the Statutory Annual Report and the Consolidated Condensed Interim Financial Statements, ASML follows the requirements of Dutch law and regulations, including preparation of the consolidated financial statements in accordance with IFRS as adopted by the EU. For the Annual Report on Form 20-F, ASML applies the requirements of the U.S. Securities and Exchange Act of 1934, and prepares the financial statements included therein in accordance with U.S. GAAP. With respect to the preparation process of these and the other financial reports, ASML applies internal procedures to safeguard completeness and correctness of such information as part of its disclosure controls and procedures.

ASML’s Internal Control Committee, comprising among others two members of the Disclosure Committee, advises ASML’s Disclosure Committee about their assessment of ASML’s internal control over financial reporting. The Chairman of the Internal Control Committee reports to the Audit Committee and to the Board of Management on the progress of the assessments.

ASML’s Disclosure Committee, consisting of various members of senior management from different functional areas within ASML, reports to and assists ASML’s CEO and CFO in the maintenance, review and evaluation of disclosure controls and procedures. The Disclosure Committee’s main responsibility is to ensure compliance with applicable disclosure requirements arising under United States and Dutch law and applicable stock exchange rules. The Chairman of the Disclosure Committee reports to the Audit Committee and to the CEO and CFO on the topics discussed in the

ASML STATUTORY ANNUAL REPORT 2012	13

Disclosure Committee meetings and advises ASML’s CEO and CFO about its assessment of ASML’s disclosure controls and procedures and internal control over financial reporting.

Code of Conduct

Part of ASML’s risk management and control system is ASML’s Code of Conduct. The Code of Conduct contains rules and guidance on compliance with external and internal rules, laws, controls and processes.

In 2012, policies related to the Code of Conduct have been revised and new policies have been implemented, all according to new and/or revised legislation.

Concerns and complaints can be submitted through various internal channels as well as an external party, which provides for anonymous reporting upon request.

The Code of Conduct, as well as submitted complaints, if any, are regularly discussed in the Audit Committee.

The Code of Conduct and the Reporting Procedure (including whistleblower procedures) are available on the Corporate Governance section of our website.

Remuneration of the Board of Management

With respect to the remuneration of the Board of Management, the Supervisory Board is of the opinion that the 2010 Remuneration Policy was drafted in accordance with the Code, and that the execution of the Policy is also in line with the Code, with (potential) exceptions as mentioned more specifically at the end of this Corporate Governance Paragraph.

Performance criteria

Even though this is not a deviation from the Code, as the Code stipulates that not disclosing the performance criteria (best practice provisions II.2.13 f) and g) because of competition sensitiveness is justified, we hereby want to provide our reasons for not providing all information as included in the best practice provisions mentioned above.

ASML provides the quantitative performance criteria, a summary and account of the methods to determine the achievement of the performance criteria, and also the ultimate achievement level of the quantitative and qualitative performance criteria. However, we cannot provide the exact performance criteria data, nor the levels of achievement per performance criterion, as this concerns highly competitive information, such as targets related to our technology, market position, etc. The Supervisory Board deems it its responsibility to set the actual targets and to determine the level of achievement of these targets for the variable part of the remuneration of the Board of Management. The AGM endorsed this position in its meeting on March 23, 2006.

For more details about the Board of Management’s remuneration, its composition, and other relevant elements, reference is made to the 2010 Remuneration Policy and the Remuneration Report for the 2012 financial year (both published on our website), the Report of the Supervisory Board and Note 30 of the 2012 Annual Statutory Report.

The external auditor performs agreed-upon procedures on the targets achieved to assess compliance with the Remuneration Policy.

Insider Trading

With respect to trading in ASML financial instruments, ASML employees, ASML Board of Management members and ASML Supervisory Board members are bound by ASML’s Insider Trading Rules, which are published on our website. The ASML Insider Trading Rules stipulate, among other items, that members of the Board of Management may not trade during the two months preceding the publication of the annual results, and during the three weeks before publication of quarterly results. In addition, employees of ASML, including the members of the Board of Management, may not perform transactions in ASML financial instruments during the open periods when they have inside information.

Indemnification

ASML’s Articles of Association provide for the indemnification of the members of the Board of Management against claims that are a direct result of their tasks as members of the Board of Management, provided that such claim is not attributable to willful misconduct or intentional recklessness of such member of the Board of Management. The Supervisory Board has further implemented the indemnification of the Board of Management members by means of separate indemnification agreements for each Board of Management member.

ASML STATUTORY ANNUAL REPORT 2012	14

Conflicts of Interest

Conflicts of interest procedures are incorporated in the Board of Management’s Rules of Procedure and reflect the principle and best practice provisions of the Code with respect to conflicts of interest.

There have been no transactions during 2012, and there are currently no transactions, between ASML or any of our subsidiaries, and any significant shareholder and any director or officer or any relative or spouse thereof, other than ordinary course compensation arrangements.

In 2011, consistent with our corporate responsibilities to our surrounding community and together with several other companies in the region, ASML entered into a loan agreement with a local sports club PSV N.V., pursuant to which ASML provided PSV N.V., as of August 1, 2011, with a 14 years, interest free, subordinated loan of EUR 5.0 million. The Chairman of the Supervisory Board of ASML, Mr. Arthur van der Poel, and the Chief Financial Officer of ASML, Mr. Peter Wennink, resigned as of June 30, 2012, as members of the Supervisory Board of PSV N.V. Therefore the loan agreement with PSV N.V. no longer classifies as a related party transaction as of the date of the resignation of Mr. Van der Poel and Mr. Wennink.

III. Supervisory Board

Role and Procedure

As mentioned before, ASML’s Supervisory Board supervises the policies of the Board of Management and the general course of affairs of ASML and its subsidiaries. Our Supervisory Board also supports the Board of Management with its advice. As ASML has and intends to keep a two-tier structure, the Supervisory Board is a separate and independent body from the Board of Management and from ASML. Under Dutch law and per the Code, Supervisory Board members cannot be members of the Board of Management and cannot be (former) officers or employees of ASML.

In fulfilling its role and responsibilities, the Supervisory Board takes into consideration the interests of ASML and its subsidiaries, as well as the relevant interests of ASML’s stakeholders. The Supervisory Board supervises and advises the Board of Management in performing its tasks, with a particular focus on:

•	the achievement of ASML’s objectives;
•	ASML’s corporate strategy and the management of risks inherent to ASML’s business activities;
•	the structure and operation of internal risk management and control systems;
•	the financial reporting process;
•	compliance with applicable legislation and regulations;
•	relationship with shareholders; and
•	the corporate social responsibility issues important for ASML.

Major management decisions, such as ASML’s strategy, major investments and budget, require the approval of the Supervisory Board. The Supervisory Board selects and appoints new Board of Management members, prepares the remuneration policy for the Board of Management, and decides on the remuneration for the individual members of the Board of Management. Also, the Supervisory Board is the body that nominates new Supervisory Board candidates for appointment and submits remuneration proposals for the Supervisory Board members to the AGM.

The Supervisory Board, through its Selection and Nomination Committee, closely follows the developments in the area of corporate governance and the applicability of the relevant corporate governance rules for ASML. For a more detailed description on the Supervisory Board’s activities in the area of corporate governance reference is made to the Supervisory Board Report as included in this Statutory Annual Report.

Meetings and activities of the Supervisory Board

The Supervisory Board held five physical meetings in 2012. In addition, three conference calls were held to specifically discuss the quarterly results and one call was specifically held to provide final approval for the CCIP.

During several meetings in 2012, the Supervisory Board discussed extensively the CCIP and the proposed merger with Cymer. Other topics were: the strategy, the financial position, financing policy, business risks, investor relations, sustainability, budget and corporate targets.

As also described in the Supervisory Board Report, members of the Supervisory Board also interact with Board of Management members and with their colleague Supervisory Board members outside the regular meetings or conference calls.

During all physical meetings of the Supervisory Board usually all Board of Management members are present. In general at the end of each meeting, the Supervisory Board meets inter se to discuss topics related to, amongst others, the

ASML STATUTORY ANNUAL REPORT 2012	15

composition and functioning of the Board of Management and the Supervisory Board, the functioning of the individual members of both bodies, and the relationship between these bodies and its individual members.

As is common practice each year, the Supervisory Board conducted an evaluation in 2012 with respect to the functioning of the full Supervisory Board. Also each Committee performed a self-evaluation with respect to its functioning. For more detailed information on this topic reference is made to the Supervisory Board Report.

Members of the Supervisory Board have semi-annual meetings with the Works Council in the Netherlands to discuss our strategy, financial situation and any other topic that is deemed relevant at that time.

For more detailed information on the meetings and activities of the Supervisory Board in 2012, reference is made to the Supervisory Board Report.

The Rules of Procedure

The Rules of Procedure of the Supervisory Board contain requirements based on the Code, on the Sarbanes-Oxley Act and on any other applicable laws, as well as corporate governance practices developed by the Supervisory Board over the past years. The Rules of Procedure are subject to regular review in view of the continuous corporate governance developments. Items include among others responsibilities of the Supervisory Board and its committees, composition of the Supervisory Board and its Committees, logistics surrounding the meetings, meeting attendance of Supervisory Board members, rotation schedule for the Supervisory Board members.

The Rules of Procedure also contain the charters of the four Committees. The Supervisory Board has assigned certain of its tasks and responsibilities to the four Committees; however, the plenary Supervisory Board remains responsible for the fulfillment of these tasks and responsibilities. The Supervisory Board - and its Committees - may obtain information from officers and external advisors of ASML, if necessary for the execution of its tasks. Especially the Committees frequently call upon external advisors, who assist the Committees in preparing the recommendations to be decided upon by the full Supervisory Board.

The Rules of Procedure, as well as the charters of the four Committees are regularly reviewed and, if needed, amended. Changes in the Supervisory Board’s Rules of Procedure need to be approved by the full Supervisory Board. Changes in the charters of the Committees are approved by the Committee concerned. The Audit Committee charter is reviewed annually, to check whether the charter still complies with the applicable rules and regulations, especially those relating to the Sarbanes-Oxley Act.

Independence

The Supervisory Board is of the opinion that its current members are all independent as defined by the Code. Neither the Chairman nor any other member of the Supervisory Board is a former member of ASML’s Board of Management, or has another relationship with ASML which can be judged “not independent” of ASML.

Potentially however, the Supervisory Board could be ‘forced’ to deviate from the Code’s independence definition when looking for the most suitable candidate for a vacancy. For example, in the case where the profile for a vacancy requires particular knowledge of or experience in the semiconductor - and related - industries. The semiconductor industry has relatively few players, and therefore the Supervisory Board may want - or need - to nominate candidates for appointment to the AGM who do not fully comply with the independence criteria as listed in the Code. In those circumstances, ASML and the candidate will ensure that any such business relationship does not compromise the candidate’s independence.

Expertise, Composition, Appointment

The Supervisory Board currently consists of eight members, the minimum being three members. The Supervisory Board determines the number of Supervisory Board members required for the performance of its functions.

Per the AGM held in 2012, Messrs. O. (OB) Bilous and F.W. (Fritz) Fröhlich retired by rotation and were reappointed for a maximum period of two years in line with the Supervisory Board’s profile. Mr. A.P.M. (Arthur) van der Poel also retired by rotation and was reappointed for a maximum period of four years.

In 2013, Messrs. J.W.B. (Jos) Westerburgen, W.T. (William) Siegle and W.H. (Wolfgang) Ziebart, and Mmes. H.C.J. (Ieke) van den Burg and P.F.M. (Pauline) van der Meer Mohr will retire by rotation. Except for Messrs. Westerburgen and Siegle, the other members have indicated to be available for reappointment.

Mmes. Van den Burg and Van der Meer Mohr are nominated and appointed per the Works Council’s enhanced recommendation right. The nominations for reappointment of both members in 2013 will also be subject to this enhanced recommendation right.

ASML STATUTORY ANNUAL REPORT 2012	16

The current members of ASML’s Supervisory Board show a diverse mix with respect to background, nationality, age, gender and expertise, in line with the current profile drawn up by the Supervisory Board.

The profile of the Supervisory Board aims for an international and adequate composition reflecting the global business activities of ASML, as well as for an adequate level of experience in financial, economic, technological, social, and legal aspects of international business. In case of (re)appointments, the Selection and Nomination Committee checks whether the candidates fit in the Supervisory Board’s profile.

Similar to the rules for the composition of the Board of Management described above, the new legislation effective per January 1, 2013 also requires that the composition of the Supervisory Board reflects the requirement of a representation of 30.0 percent of each gender. The intention for a 30.0 percent representation of each gender is included in the Supervisory Board’s profile since 2009, and in its search for new candidates, this is one of the aspects the Supervisory Board takes into consideration.

We are still subject to the law applicable to large corporations (“structuurregime”). Being such a company, members of the Supervisory Board are appointed by the General Meeting of Shareholders based on nominations proposed by the Supervisory Board. The Supervisory Board informs the AGM and the Works Council about upcoming resignations by rotation at the AGM in the year preceding the actual resignation(s) by rotation to ensure that the General Meeting of Shareholders and the Works Council have sufficient opportunity to recommend candidates for the upcoming vacancies. The Supervisory Board has the right to reject the proposed recommendations. Furthermore, the Works Council has an enhanced right to make recommendations for one-third of the members of the Supervisory Board. The enhanced recommendation right implies that the Supervisory Board may only reject the Works Council’s recommendations for the following reasons: (i) if the relevant person is unsuitable or (ii) if the Supervisory Board would not be duly composed if the recommended person were appointed as Supervisory Board member. If no agreement on the recommended person(s) can be reached between the Supervisory Board and the Works Council, the Supervisory Board may request the Enterprise Chamber of the Amsterdam Court of Appeal to declare that the Supervisory Board’s objection is legitimate. Any decision of the Enterprise Chamber on this matter is non-appealable.

As mentioned above, Mmes. Van den Burg and Van der Meer Mohr are nominated and appointed per the Works Council’s enhanced recommendation right and their nominations for reappointment, scheduled for the 2013 AGM, are also subject to this enhanced recommendation right.

Nominations by the Supervisory Board may be overruled by a resolution at the General Meeting of Shareholders with an absolute majority of the votes, representing at least one-third of ASML’s outstanding share capital. If the votes cast in favor of such a resolution do not represent at least one-third of the total outstanding capital, a new shareholders’ meeting can be convened at which the nomination can be overruled by an absolute majority. If the General Meeting of Shareholders does not appoint the person nominated and does not reject the nomination, the Supervisory Board will appoint the nominated person.

For newly appointed Supervisory Board members, we prepare an introduction program of which the main topics are: ASML’s organization, operations, strategy, industry, technology, ASML’s financial and legal affairs, and ASML’s human resources. Supervisory Board members are regularly given the opportunity to follow technical tutorials to maintain and increase their knowledge of ASML’s ever progressing technology. In addition, specific training is also provided for new Committee members based on individual needs. Annually, the Supervisory Board and/or Committees members determine their need for further training on specific topics.

Supervisory Board members serve for a maximum term of four years from the date of their appointment, or a shorter period as per the Supervisory Board’s rotation schedule. Members can be reappointed, provided that their entire term of office does not exceed 12 years. The rotation schedule is available in the Corporate Governance section on our website.

The General Meeting of Shareholders may, by an absolute majority of the votes representing at least one-third of the total outstanding capital, dismiss the Supervisory Board in its entirety for lack of confidence. In such case, the Enterprise Chamber of the Amsterdam Court of Appeal shall appoint one or more Supervisory Board members at the request of the Board of Management.

Similar to the rules for the Board of Management described above, pursuant to newly adopted Dutch legislation effective per January 1, 2013, restrictions will apply as to the overall number of executive board positions (including a one tier board) and supervisory board positions that a member of the supervisory board (or a non-executive director in case of a one-tier board) of a Large Company, may hold. Pursuant to this new legislation, a person may not be a member of the Supervisory Board if he or she holds more than five supervisory positions with Large Companies. Acting as a chairman of the supervisory board or a supervisory body established by the articles of association or, in case of a one-

ASML STATUTORY ANNUAL REPORT 2012	17

tier board, chairman of the executive board, of a Large Company will count twice. Currently, none of the Supervisory Board members exceeds the maximum number of five memberships of supervisory boards of Large Companies (a chairmanship counting double).

For detailed information on ASML’s Supervisory Board members, reference is made to the Supervisory Board Report.

Role of the Chairman of the Supervisory Board and the Company Secretary

Mr. Van der Poel is the Chairman of ASML’s Supervisory Board; Mr. Fröhlich its Vice-Chairman. The role and responsibilities of the Chairman of the Supervisory Board are described in its Rules of Procedure. The Chairman determines the agenda of the Supervisory Board meetings, he acts as the main contact between the Supervisory Board and the Board of Management and ensures orderly and efficient proceedings at the General Meeting of Shareholders. The Chairman will among others also ensure that:

•	the members of the Supervisory Board follow an introduction and training program for Supervisory Board members;
•	the members of the Supervisory Board receive all information necessary for the proper performance of their duties on a timely basis;
•	there is sufficient time for consultation and decision making by the Supervisory Board;
•	the Committees function properly;
•	the performance of the Board of Management members and the Supervisory Board members is assessed at least once a year; and
•	the Supervisory Board has proper contact with the Board of Management and the Works Council.

The Company Secretary assists the Supervisory Board in the performance of its duties; ensures that the correct procedures are followed; and that the Supervisory Board acts in accordance with its legal and statutory obligations. The Company Secretary assists the Chairman of the Supervisory Board in the organization of the affairs of the Supervisory Board and its Committees. The Company Secretary is appointed by and may also be dismissed by the Board of Management after prior approval from the Supervisory Board. The Company Secretary is assisted by a deputy Company Secretary.

Composition and Role of the four Committees of the Supervisory Board

Although the Supervisory Board retains ultimate responsibility, the Supervisory Board has delegated certain of its tasks to the four Committees of the Supervisory Board. Their roles and functions are described in separate chapters in the Supervisory Board’s Rules of Procedure.

In the plenary Supervisory Board meetings, the chairmen of the Committees report verbally and/or in writing on the issues and items discussed in the Committee meetings, and also the minutes of the Committee meetings are available for all Supervisory Board members, enabling the full Supervisory Board to make the appropriate decisions.

Audit Committee

The current members of ASML’s Audit Committee are Mr. Fröhlich (Chairman), Mr. Van der Poel and Mr. Ziebart. The members of the Audit Committee are all independent, non-executive members of the Supervisory Board.

In general, the Audit Committee meets at least four times per year and always before the publication of the quarterly and annual financial results. In the first quarter, the Audit Committee focuses on the annual results, the audits over the previous financial year and the internal and external audit plans for the year ahead. Frequently discussed topics were ASML’s internal controls and risk management systems, the testing of internal controls over financial reporting in light of Section 404 of the Sarbanes-Oxley Act, ASML’s financial- and cash position, the financing and return policy, and the supervision of the enforcement of the relevant legislation and regulations.

In 2012, the Audit Committee met five times in physical meetings and four times via conference calls. More specifically, in 2012 the Audit Committee discussed frequently the CCIP, with a focus on the financial and governance aspects of the transaction. Also the merger with Cymer was discussed, focusing on among others the consideration to be paid to the stockholders of Cymer as well as the impact of the merger on ASML’s financial condition and results of operations.

ASML provides the Audit Committee with all relevant information to be able to adequately and efficiently supervise the preparation and disclosure of financial information by ASML. This includes, among other things, information on the status and development of the (semiconductor) market to be able to judge the outlook and budget for the next six to twelve months, the application of accounting standards in the Netherlands, IFRS as adopted by the EU, U.S. GAAP, the choice of accounting policies and the work of internal and external auditors. Annually, the Audit Committee discusses

ASML STATUTORY ANNUAL REPORT 2012	18

and reviews among others ASML’s financing policy and strategy, tax planning policy, investor relations activities and strategy, fraud policy, and information and communication technology policy.

The Audit Committee, on behalf of the Supervisory Board, reviews and approves the fees of the external auditor. The Audit Committee is the first contact for the external auditor if the external auditor discovers irregularities in the content of the financial reports. The external auditor provides the Audit Committee regularly with an update on the actual costs for the audit services and the non-audit services, enabling the Audit Committee to monitor the independence of the external auditor. The external auditor only provides the audit and non-audit services in accordance with ASML’s pre-approval policy, as approved by the Audit Committee. As a general rule, the external auditor is present at meetings of the Audit Committee. In general, after each Audit Committee meeting, the Audit Committee (without management present) meets with the external auditor to discuss the relationship between the Audit Committee and the external auditor, the relationship between Board of Management and the external auditor, and any other issues deemed necessary to be discussed.

The Audit Committee generally invites ASML’s CEO, CFO, Senior Vice President Finance and Corporate Chief Accountant to its meetings. The Internal Auditor also attends these meetings. From time to time, other ASML employees may be invited to Audit Committee meetings to address subjects that are of importance to the Audit Committee.

Mr. Fröhlich, Chairman of the Audit Committee, is the Supervisory Board’s financial expert, taking into consideration his extensive financial background and experience.

Remuneration Committee

The current members of ASML’s Remuneration Committee are Mr. Westerburgen (Chairman), Ms. Van den Burg, Ms. Van der Meer Mohr and since April 2012 Mr. Ziebart.

The Remuneration Committee meets at least twice a year and more frequently when deemed necessary.

The Remuneration Committee prepares ASML’s Remuneration Policy for members of the Board of Management, and oversees the development and implementation of the Remuneration Policy. In cooperation with the Audit Committee and the Technology and Strategy Committee, the Remuneration Committee reviews and proposes to the Supervisory Board corporate goals and objectives relevant to the variable part of the Board of Management’s remuneration. Also in cooperation with the Audit Committee and the Technology and Strategy Committee, the Remuneration Committee evaluates the performance of the members of the Board of Management in view of those goals and objectives, and - based on this evaluation - recommends to the Supervisory Board appropriate compensation levels for the Board of Management members.

In 2012, the Remuneration Committee met five times in physical meetings, two times via conference call and several times on an ad-hoc basis. Topics of discussion in 2012 were among others the targets and remuneration package for the Board of Management, the ASML stock option and share plans, the 2012 Remuneration Report and the revision of the 2010 Remuneration Policy, which will be submitted for adoption to the 2013 AGM. External experts assist the Remuneration Committee in its activities. Those experts do not provide advice to the Board of Management with respect to matters in this area.

The Remuneration Committee prepared the 2012 Remuneration Report, which describes among others the manner in which the 2010 Remuneration Policy was implemented and executed in 2012.

Mr. Westerburgen, the Chairman of the Remuneration Committee is neither a former member of ASML’s Board of Management, nor a member of the Board of Management of another company. No member of the Remuneration Committee is a current member of the Board of Management of another Dutch listed company.

Selection and Nomination Committee

The current members of ASML’s Selection and Nomination Committee are Mr. Westerburgen (Chairman), Mr. Bilous and Mr. Van der Poel.

The Selection and Nomination Committee meets at least twice a year and more frequently when deemed necessary.

In 2012, the Selection and Nomination Committee members met four times formally and several additional times on an ad-hoc basis.

ASML STATUTORY ANNUAL REPORT 2012	19

The Selection and Nomination Committee assists the Supervisory Board in:

•	preparing the selection criteria and appointment procedures for members of our Supervisory Board and Board of Management;
•	periodically evaluating the scope and composition of the Board of Management and the Supervisory Board, and proposing the profile of the Supervisory Board in relation thereto;
•	periodically evaluating the functioning of the Board of Management and the Supervisory Board and the individual members of those boards and reporting the results thereof to the Supervisory Board; and
•

proposing (re-)appointments of members of the Board of Management and the Supervisory Board, and supervising the policy of the Board of Management in relation to the selection and appointment criteria for senior management.

The Selection and Nomination Committee furthermore discusses imminent corporate governance developments, for example those based on law proposals, but also the outcome of the Report of the Monitoring Committee with respect to compliance with the Code.

Technology and Strategy Committee

The current members of the Technology and Strategy Committee are Mr. Siegle (Chairman), Mr. Bilous, Mr. Van der Poel and Mr. Ziebart.

The Technology and Strategy Committee meets at least twice a year and more frequently when deemed necessary.

In 2012, the Technology & Strategy Committee met four times and held one conference call. During several of these meetings the technology targets, which are part of the overall performance targets set, as well as the achievements related to the technology targets were discussed.

The Technology and Strategy Committee provides advice to the Supervisory Board with respect to ASML’s technology strategies and ASML’s technology and product roadmaps. External experts as well as experts from within ASML may act as advisors to the Technology and Strategy Committee with respect to the subjects reviewed and discussed in this Committee. The advisors do not have voting rights. The Technology and Strategy Committee frequently uses the possibility to invite external and/or internal experts to attend Committee meetings. External experts may include representatives of suppliers and R&D partners to increase the Committee’s understanding of the technology and research necessary for the development of ASML’s leading-edge systems. In 2012, the Technology and Strategy Committee has visited suppliers of ASML, who develop important components of the EUV tool, for the purpose of acquainting itself with the technology demands and technology challenges related to the development and production of this tool.

The in-depth technology discussions in the Technology and Strategy Committee and the subsequent reporting on headlines in the full Supervisory Board increases the Supervisory Board’s understanding of ASML technology matters and enables the Supervisory Board to adequately supervise the strategic choices facing ASML, including our investment in research and development.

The Committee also reviews the proposed technology targets, as well as the achievements related thereto and provides the Remuneration Committee with its advice on this topic.

Conflict of Interest

Except for the below, there have been no transactions during 2012, and there are currently no transactions, between ASML or any of its subsidiaries, and any significant shareholder and any director or officer or any relative or spouse thereof other than ordinary course compensation arrangements.

Conflict of interest procedures are incorporated in the Supervisory Board’s Rules of Procedure and address the principle and the best practice provisions of the Code with respect to conflicts of interest. Consistent with our corporate responsibilities to our surrounding community and together with several other companies in the region, ASML entered into a loan agreement with local sports club PSV N.V. pursuant to which ASML provided PSV N.V., as of August 1, 2011, with a 14 years, interest free, subordinated loan of EUR 5.0 million. The Chairman of the Supervisory Board of ASML, Mr. Arthur van der Poel and the Chief Financial Officer of ASML, Mr. Peter Wennink, resigned as of June 30, 2012, as members of the Supervisory Board of PSV N.V. Therefore the loan agreement with PSV N.V. no longer classified as a related party transaction as of the date of the resignation of Mr. Van der Poel and Mr. Wennink.

Remuneration of the Supervisory Board

The AGM determines the remuneration of the Supervisory Board members; the remuneration is not dependent on our results. In 2011, the AGM adopted the Supervisory Board’s proposal to increase the Supervisory Board’s remuneration and also approved the possibility to increase the fee with a maximum amount of EUR 5,000 in the coming years,

ASML STATUTORY ANNUAL REPORT 2012	20

which increase would be implemented depending on the circumstances. The Supervisory Board decided in 2012 to implement this increase, which is to bring the Supervisory Board’s remuneration more in line with general practice in the Netherlands.

In addition to their fee as member of the Supervisory Board, Supervisory Board members also receive a fee for each Committee membership, as well as a net cost allowance. Also, one Supervisory Board member receives an additional fee to compensate for certain obligations which ASML has towards the US government and which obligations this member is required to fulfill. The Supervisory Board remuneration is not dependent on our financial results.

No member of the Supervisory Board personally maintains a business relationship with ASML other than as a member of the Supervisory Board.

The Supervisory Board members do not receive ASML shares, or rights to acquire ASML shares, as part of their remuneration. Supervisory Board members who acquire or have acquired ASML shares or rights to acquire ASML shares, must have the intention to keep these for long-term investment only. No member of ASML’s Supervisory Board currently owns ASML shares or rights to acquire ASML shares. In concluding transactions in ASML shares, Supervisory Board members must comply with ASML’s Insider Trading Rules.

Detailed information on the Supervisory Board’s remuneration can be found in Note 30 of the 2012 Statutory Financial Statements, included herein.

With respect to trading in ASML financial instruments, the ASML Insider Trading Rules stipulate - among other requirements - that members of the Supervisory Board may not trade during the two months preceding the publication of the annual results, and neither during the three weeks before publication of the quarterly results. In addition, members of the Supervisory Board may not perform transactions in ASML financial instruments during the open periods when they have inside information. This requirement is not applicable for Supervisory Board members who have a management agreement with an independent third party for the management of her or his financial instruments.

ASML has not granted any personal loans, guarantees, or the like to members of the Supervisory Board. ASML’s Articles of Association provide for the indemnification of the members of the Supervisory Board against claims that are a direct result of their tasks as members of the Supervisory Board, provided that such claim is not attributable to willful misconduct or intentional recklessness of such Supervisory Board member. ASML has further implemented the indemnification of the members of the Supervisory Board by means of separate indemnification agreements for each member of the Supervisory Board.

IV. Shareholders and General Meeting of Shareholders

Powers

A General Meeting of Shareholders is held at least once a year and generally takes place in Veldhoven. In this meeting, at least the following items are discussed and/or approved:

•	the written report of the Board of Management containing the course of affairs in ASML and the conduct of the management during the past financial year;
•	the adoption of the Annual Reports;
•	the discharge of the members of the Board of Management in respect of their management during the previous financial year;
•	the discharge of the members of the Supervisory Board in respect of their supervision during the previous financial year;
•	ASML’s reserves and dividend policy and justification thereof by the Board of Management;
•	each material change in the corporate governance structure of ASML; and
•	any other item the Board of Management or the Supervisory Board determine to place on the agenda.

The General Meeting of Shareholders has furthermore (with due observance of the statutory provisions) the power:

•	to resolve to amend the articles of association;
•	to resolve to dissolve ASML;
•	to resolve to issue shares if and insofar as the Board of Management has not been designated by the General Meeting of Shareholders for this purpose;
•	to resolve to reduce the issued share capital;
•	to appoint members of the Supervisory Board;
•	to withdraw its confidence in the Supervisory Board;
•	to adopt the Remuneration Policy for members of the Board of Management; and

ASML STATUTORY ANNUAL REPORT 2012	21

•	to determine the remuneration of the members of the Supervisory Board.

The Board of Management requires the approval of the General Meeting of Shareholders and the Supervisory Board for resolutions regarding a significant change in the identity or character of ASML or its business, including in any event:

•	a transfer of the business or virtually all of the business to a third party;
•

entry into or termination of long-term cooperation by ASML or a subsidiary with another legal entity or partnership or as a general partner with full liability in a limited or general partnership if such cooperation or the termination thereof is of far-reaching significance for ASML; and

•

an acquisition or disposal by ASML or a subsidiary of a participation in the capital of another company, the value of which equals at least one third of the amount of the assets according to the Consolidated Balance Sheet (in the Consolidated Financial Statements referred to as “Statement of Financial Position”) with explanatory notes attached to the Annual Report as most recently adopted.

Proposals placed on the agenda by the Supervisory Board, the Board of Management, or by shareholders, provided that they have submitted the proposals in accordance with the applicable legal provisions, are discussed and resolved upon. Shareholders representing at least 1 percentage of ASML’s outstanding share capital or representing a share value of at least EUR 50.0 million are entitled to place agenda items on the AGM agenda at the latest sixty days before the AGM. Although new legislation, effective per January 1, 2013, has increased the percentage from 1 to 3, ASML’s articles of association still reflect the ‘old’ requirement of 1 percent and EUR 50.0 million, and therefore this remains applicable for ASML. About two weeks before the closing of this sixty days term, ASML notifies its shareholders about the closing of the term on its website.

A recurring agenda item is the limited authorization for the Board of Management to issue (rights to) shares in our capital, and to exclude pre-emptive shareholders rights for such issuances. This agenda item includes two elements: 1) the authorization to the Board of Management to issue 5.0 percent (rights to) shares of ASML’s issued share capital as of the date of authorization, plus an additional 5.0 percent of ASML’s issued share capital as of the date of authorization that may be issued in connection with mergers, acquisitions and/or (strategic) alliances; and 2) the authorization to exclude pre-emptive rights in relation to the above share issue, with a maximum of 10.0 percent of ASML’s issued share capital as of the date of authorization.

A simple majority is required for the authorization to issue shares; for the authorization to exclude the pre-emptive rights a simple majority is required in case at least fifty percent of ASML’s issued share capital is present or represented at the AGM; otherwise a majority of two thirds of the votes cast is required. The Board of Management must obtain the approval of the Supervisory Board for the issuance of ASML shares as well as for excluding the pre-emptive rights.

It is important for ASML to be able to issue (rights to) shares and to exclude the pre-emptive shareholders’ rights in situations where it is imperative to be able to act quickly, for example when financial opportunities arise or when stock (option) plans need to be executed to attract and retain top talent. This authorization has been used in the past especially to optimize the financial position of ASML. Given the dynamics of the global capital markets, such financing transactions generally need to be executed in the shortest window of opportunity. The opportunity to issue shares or rights to shares, such as convertible bonds, would be limited if ASML needed a resolution of the General Meeting of Shareholders to issue shares and/or to exclude the shareholders’ pre-emptive rights and may thus hinder the financial flexibility of ASML.

Another agenda item in 2013 will be the proposal to adopt the dividend proposal, as communicated in ASML’s press release on January 17, 2013.

In addition to dividend payments, ASML also intends to return cash to its shareholders on a regular basis through share buybacks or repayment of capital, subject to its actual and anticipated level of cash generated from operations, the cash requirements for investment in its business, its current share price and other market conditions and relevant factors.

On April 25, 2012, the General Meeting of Shareholders authorized the repurchase of up to a maximum of two times 10.0 percent of our issued share capital as of the date of authorization through October 25, 2013 and the cancellation of a maximum of two times 10.0 percent of our issued share capital.

Also in 2013, the request to grant the Board of Management the authority to repurchase shares in its own capital shall be put on the AGM agenda. A simple majority is required for the authorization. The Board of Management must obtain the approval of the Supervisory Board for each repurchase of ASML shares. The authorization to be requested will be limited in accordance with the current articles of association of ASML and the law. A proposal to cancel the repurchased shares subject to a resolution of the Board of Management will also be put on the AGM agenda.

ASML STATUTORY ANNUAL REPORT 2012	22

The Board of Management or Supervisory Board may convene Extraordinary General Meetings (“EGMs”) as often as they deem necessary. Such meetings must be held if one or more shareholders and others entitled to attend the meetings jointly representing at least one-tenth of the issued share capital make a written request to that effect to the Board of Management and the Supervisory Board, specifying in detail the items to be discussed.

In 2012 an EGM was held on September 7, 2012 - in connection with the CCIP - to approve the issue of a maximum of 25.0 percent of ASML’s outstanding share capital, and to approve the various amendments of ASML’s Articles of Association for the execution of the Synthetic Share Buyback as part of the CCIP.

Logistics of the General Meeting of Shareholders

The convocation date for the AGM is legally set at forty-two days, and the record date at twenty-eight days before the AGM. Those who are registered as shareholders at the record date are entitled to attend the meeting and to exercise other shareholder rights.

The Board of Management and Supervisory Board shall provide the shareholders with the facts and circumstances relevant to the proposed resolutions, through an explanation to the agenda, as well as through other documents necessary and/or helpful for this purpose. All documents relevant to the General Meeting of Shareholders, including the agenda with explanations, shall be posted in the Investor Relations and Corporate Governance sections on our website. The agenda clearly indicates which agenda items are voting items, and which items are for discussion only.

ASML shareholders may appoint a proxy who can vote on their behalf in the General Meeting of Shareholders. ASML also uses an internet proxy voting system, thus facilitating shareholder participation without having to attend in person. Shareholders who voted through internet proxy voting are required, however, to appoint a proxy to officially represent them at the General Meeting of Shareholders in person. ASML also provides the possibility for shareholders to issue voting proxies or voting instructions to an independent third party (civil law notary) prior to the AGM.

Resolutions passed at the General Meeting of Shareholders shall be recorded by a civil law notary and co-signed by the Chairman of the meeting and will thereafter be made available on our website within two weeks after the AGM.

The draft minutes of the General Meeting of Shareholders are available via our website, and also upon request via mail or e-mail, no later than three months after the meeting. Shareholders are given the opportunity to provide their comments in the subsequent three months, and thereafter the minutes are adopted by the Chairman and the Secretary of the meeting. The adopted minutes are also available on our website and, upon request, via regular mail or e-mail.

Information to the Shareholders

To ensure fair disclosure, ASML distributes Company information that may influence the share price to shareholders and other parties in the financial markets simultaneously and through means that are public to all interested parties. In case of bilateral contacts with shareholders, we follow the procedure related thereto as published on our website.

When our annual and quarterly results are published by means of a press release, interested parties, including shareholders, can participate through conference calls, listen to a webcast and view the presentation of the results on our website. The schedule for communicating the annual financial results is in general published through a press release and is posted on our website. In addition, we provide information to our shareholders at our AGM. Also we publish a Sustainability Report on our website every year, reporting on Environmental, Health, Social and Safety performance.

It is our policy to post the presentations given to analysts and investors at investor conferences on our website. Information regarding presentations to investors and analysts and conference calls are announced in advance on our website; for details see our financial calendar as published in the Investor Relations section on our website. Meetings and discussions with investors and analysts shall, in principle, not take place shortly before publication of regular financial information. We do not assess, comment upon, or correct analysts’ reports and valuations in advance, other than to comment on factual errors. We do not pay any fees to parties carrying out research for analysts’ reports, or for the production or publication of analysts’ reports, and take no responsibility for the content of such reports.

At the General Meeting of Shareholders, the Board of Management and the Supervisory Board provide shareholders with all requested information, unless this is contrary to an overriding interest of ASML. If this should be the case, the Board of Management and Supervisory Board will provide their reasons for not providing the requested information.

Furthermore, the Corporate Governance section on our website provides links to websites that contain information about ASML published or filed by ASML in accordance with applicable rules and regulations.

ASML STATUTORY ANNUAL REPORT 2012	23

ASML’s only anti-takeover device is the Preference Shares Foundation. The mechanisms of this Foundation are described in more detail in the next chapter on required information Article 10 Takeover Directive and the 2012 Annual Reports.

Relationship with Institutional Investors

ASML finds it important that its institutional investors participate in our General Meetings of Shareholders. To increase the participation rate, several measures have been taken in the past few years, including providing internet proxy voting. In addition, we actively approach our institutional investors to discuss their participation at the General Meetings of Shareholders.

V. The Audit of Financial Reporting and the Position of the Internal and External Auditor Function

Financial Reporting

ASML has comprehensive internal procedures in place for the preparation and publication of Annual Reports, quarterly figures, and all other financial information. These internal procedures are frequently discussed in the Audit Committee and the Supervisory Board. The Disclosure Committee assists the Board of Management in overseeing ASML’s disclosure activities and ensures compliance with applicable disclosure requirements arising under U.S. and Dutch law and regulatory requirements.

The Audit Committee reviews and approves the external auditor’s Audit Plan for the audits planned during the financial year. The Audit Plan also includes the activities of the external auditor with respect to their reviews of the quarterly results other than the annual accounts. These reviews are based on agreed upon procedures and are approved by the Audit Committee. The external auditor regularly updates the Audit Committee on the progress of the audits and other activities.

The Supervisory Board has reviewed our Statutory Annual Report for the financial year 2012 as prepared by the Board of Management. Deloitte has duly examined our financial statements, and the Auditor’s Report is included in the Statutory Financial Statements.

Appointment, Role, Assessment of the Functioning of the External Auditor, and the Auditor’s Fee

In accordance with Dutch law, ASML’s external auditor is appointed by the General Meeting of Shareholders and is nominated for appointment by the Supervisory Board upon advice from the Audit Committee and the Board of Management. ASML’s current external auditor, Deloitte Accountants B.V. (“Deloitte”), was re-appointed by the 2012 AGM for a definite period of one year, until the 2013 AGM. The proposal to reappoint the external auditor for another definite term of 1 year, will be put on the agenda for the 2013 AGM.

End 2011/early 2012, the Audit Committee and the Board of Management conducted an extensive assessment with respect to the performance of the external auditor over the period 2007 to 2011. Therefore, the Audit Committee will only conduct a limited assessment over the past year after finalization of the audit over the financial year 2012, by means of a discussion with members of the Board of Management and relevant members of senior management of ASML.

Annually, the Board of Management and the Audit Committee provide the Supervisory Board with a report on the relationship with the external auditor, including the required auditor independence. To determine the External Auditor’s independence, the relationship between the audit services and the non-audit services provided by the external auditor is important, as well as the rotation of the responsible lead audit partner every five years. Non-audit services (mainly tax related fees) performed by the external auditor comprised 28.5 percent of the external auditor’s services in 2012. Based on amongst others the proportion audit fees versus non-audit related fees, it was concluded - and confirmed by the external auditor - that the external auditor acts independently.

The external auditor is present at our AGM to respond to questions, if any, from the shareholders about the auditor’s report on the Statutory Financial Statements.

The Audit Committee, on behalf of the Supervisory Board, approved the remuneration of the external auditor as well as the non-audit services performed, after consultation with the Board of Management. It has been agreed among the members of the Supervisory Board and the Board of Management that the Audit Committee has the most relevant insight and experience to be able to approve both items, and therefore the Supervisory Board has delegated these responsibilities to the Audit Committee.

ASML STATUTORY ANNUAL REPORT 2012	24

As of 2013, the Audit Committee will monitor compliance with the new Dutch rules on non-audit services provided by our auditor, which outlines strict separation of audit and advisory services for Dutch public interest entities. Furthermore, we will evaluate the implication of the mandatory firm rotation (not applicable to financial years before January 1, 2016) which applies to all Dutch public interest entities.

In principle the external auditor attends all meetings of the Audit Committee, unless this is deemed not necessary by the Audit Committee. The findings of the external auditor are discussed at these meetings.

The Audit Committee reports on all issues discussed with the external auditor to the Supervisory Board, including the external auditor’s report with regard to the audit of the Annual Reports as well as the content of the Annual Reports. In the audit report, the external auditor refers to the financial reporting risks and issues that were identified during the audit, internal control matters, and any other matters requiring communication under the auditing standards generally accepted in the Netherlands and in the United States.

Internal Audit Function

The internal audit function of ASML forms one of the key elements to address the topics of risk management and internal control over financial reporting as required under the Code and the Sarbanes-Oxley Act, respectively. To ensure the independence of this function, the Senior Director Corporate Risk and Assurance reports to the Board of Management and the Audit Committee. The Audit Committee is involved in drawing up the work schedule and audit scope of the internal auditor. The internal auditor regularly provides updates on its findings to the Audit Committee.

VI. Required information Article 10 Takeover Directive

General

The EU Takeover Directive requires that listed companies publish additional information providing insight into defensive structures and mechanisms which they apply. The relevant provision has been implemented into Dutch law by means of a decree of April 5, 2006. Pursuant to this decree, Dutch companies whose securities have been admitted to trading on a regulated market have to include information in their Annual Report which could be of importance for persons who are considering taking an interest in the company.

This information comprises amongst other things:

•	the capital structure of the company;
•	restrictions on the transfer of securities and on voting rights;
•	special powers conferred upon the holders of certain shares;
•	the rules governing the appointment and dismissal of board members and the amendment of the articles of association;
•	the rules on the issuing and the repurchasing of shares by the company;
•

significant agreements to which the company is a party and which contain change of control rights (except where their nature is such that their disclosure would be seriously prejudicial to the company); and

•	agreements between the company and its board members or employees providing for a “golden parachute”.

In this section the Board of Management and the Supervisory Board provide for an explanation to the information - if applicable to ASML - as required under the Resolution Article 10 of the Takeover Directive.

Share capital

ASML’s authorized share capital amounts to EUR 126,000,000 and is divided into:

•	700,000,000 cumulative preference shares with a nominal value of EUR 0.09 each;
•	699,999,000 ordinary shares with a nominal value of EUR 0.09 each; and
•	9,000 ordinary shares B with a nominal value of EUR 0.01 each.

Per December 31, 2012, 419,852,467 ordinary shares with a nominal value of EUR 0.09 each were issued and fully paid in, of which 12,687,246 ordinary shares are held by us in treasury. No ordinary shares B and no cumulative preference shares are issued. 96,566,077 depositary receipts for ordinary shares are issued with our cooperation.

Our Board of Management has the power to issue ordinary shares and cumulative preference shares insofar as the Board of Management has been authorized to do so by the General Meeting of Shareholders (either by means of a resolution or by an amendment to our Articles of Association). The Board of Management requires approval of the Supervisory Board for such an issue. The authorization by the General Meeting can only be granted for a certain period not exceeding five years and may be extended for no longer than five years on each occasion. In case the General Meeting of Shareholders has not authorized the Board of Management to issue shares, the General Meeting of

ASML STATUTORY ANNUAL REPORT 2012	25

Shareholders shall have the power to issue shares upon the proposal of the Board of Management, provided that the Supervisory Board has approved such proposal.

Shares issued in Customer Co-Investment Program

On September 12, 2012, we issued 62,977,877 ordinary shares to Stichting Administratiekantoor MAKTSJAB (“Intel Stichting”) and 12,595,575 ordinary shares to Stichting Administratiekantoor Samsung and on October 31, 2012, ASML issued 20,992,625 ordinary shares to Stichting Administratiekantoor TSMC with respect to the Customer Co-Investment Program. We received an amount of EUR 3,853.9 million in relation to the shares issued under the Customer Co-Investment Program. For further details on our Customer Co-Investment Program see Note 28.

Synthetic Share Buyback

At the Extraordinary General Meeting of Shareholders (“EGM”) held on September 7, 2012, several changes in the Articles of Association of ASML were adopted, in connection with the Synthetic Share Buyback effectuated in connection with the Customer Co-Investment Program. Consequently, on November 24, 2012 the Articles of Association were amended as follows. Upon the first amendment the ordinary shares to be held for the benefit of the participants to the Customer Co-Investment Program were converted into ordinary shares M and all other ordinary shares were converted into ordinary shares A. Upon the second amendment the par value per ordinary share A was increased from EUR 0.09 to EUR 9.24 at the expense of the share premium reserve. Upon the third amendment, the nominal value per ordinary share A was reduced to an amount of EUR 0.06, by decreasing the nominal value per ordinary share A by an amount of EUR 9.18, which resulted in a repayment of the same amount per share to holders of ordinary shares into which the ordinary shares A were converted. The fourth amendment provided for the consolidation of the ordinary shares A through the exchange of each 100 ordinary shares for 77 ordinary shares, resulting in an increase of the nominal value per ordinary share from EUR 0.06 to EUR 0.09, whereby the aggregate difference is booked at the expense of the share premium reserve. The fifth and last amendment provided for the deletion of the share class M for participants to the Customer Co-Investment Program and the share class A for the other shareholders. The ordinary shares M and A were converted thereafter into ordinary shares without a specific letter mark attached to it.

These amendments in substance constitute a Synthetic Share Buyback in which we effectively repurchased 93,411,216 shares at an average price of EUR 39.91 for a total amount of EUR 3,728.3 million. The difference of EUR 125.6 million between the capital repayment of EUR 3,728.3 million and the net proceeds from issuance of shares of EUR 3,853.9 million relates to the capital repayment on ASML’s treasury shares which was also part of the Synthetic Share Buyback.

Ordinary shares

Each ordinary share consists of 900 fractional shares. Fractional shares entitle the holder thereof to a fractional dividend but do not entitle the holder thereof to voting rights. Only those persons who hold shares directly in the share register in the Netherlands, held by us at our address at 5504 DR Veldhoven, de Run 6501, the Netherlands, or in the New York share register, held by JP Morgan Chase Bank, N.A., P.O. Box 64506, St. Paul, MN 55164-0506, United States, can hold fractional shares. Persons who hold ordinary shares through the deposit system under the Dutch Securities Bank Giro Transactions Act (Wet giraal effectenverkeer; the “Giro Act”) maintained by the Dutch central securities depository (Nederlands Centraal Insituut voor Giraal Effectenverkeer B.V., “Euroclear Nederland”) or through the Depositary Trust Company (“DTC”) cannot hold fractional shares. An ordinary share entitles the holder thereof to cast nine votes in the General Meeting of Shareholders. At our EGM held on September 7, 2012, the Board of Management was authorized from September 7, 2012 through October 25, 2013, subject to the approval of the Supervisory Board, to issue shares and/or rights thereto representing up to a maximum of 5.0 percent of our issued share capital at April 25, 2012, plus an additional 5.0 percent of our issued share capital at April 25, 2012 that may be issued in connection with mergers, acquisitions and/or (strategic) alliances.

Holders of ASML’s ordinary shares have a preemptive right of subscription, in proportion to the aggregate nominal amount of the ordinary shares held by them, to any issuance of ordinary shares for cash, which right may be restricted or excluded. Ordinary shareholders have no pro rata preemptive right of subscription to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders (either by means of a resolution or by an amendment to our Articles of Association), the Board of Management has the power subject to approval of the Supervisory Board, to restrict or exclude the preemptive rights of holders of ordinary shares. At our EGM held on September 7, 2012, the Board of Management was authorized from September 7, 2012 through October 25, 2013, subject to approval of the Supervisory Board, to restrict or exclude preemptive rights of holders of ordinary shares up to a maximum of 10.0 percent of our issued share capital at April 25, 2012. With this authorization, the corresponding authorization granted at the AGM held on April 25, 2012, ceased to apply to the extent not already used.

ASML STATUTORY ANNUAL REPORT 2012	26

We may repurchase our issued ordinary shares at any time, subject to compliance with the requirements of Dutch law and our Articles of Association. Any such repurchases are and remain subject to the approval of the Supervisory Board and the authorization of shareholders at ASML’s AGM, which authorization may not be for more than 18 months. At the AGM held on April 25, 2012, the Board of Management has been authorized, subject to Supervisory Board approval, to repurchase through October 25, 2013, up to a maximum of two times 10.0 percent of our issued share capital at April 25, 2012, at a price between the nominal value of the ordinary shares purchased and 110.0 percent of the market price of these securities on NYSE Euronext Amsterdam or NASDAQ. At our AGM to be held on April 24, 2013, we shall request the authorization for the Board of Management to repurchase and cancel shares for a period of 18 months as of the 2013 AGM, i.e. until October 24, 2014, all in conformity with the provisions of the law and our Articles of Association.

On October 16, 2012, we entered into a merger agreement with Cymer, a company engaged in the development, manufacturing and marketing of light sources for sale to customers who manufacture photolithography tools in the semiconductor equipment industry (the “Merger Agreement”), under which ASML will acquire all outstanding shares of common stock of Cymer for a consideration per Cymer share of Cymer common stock of USD 20.00 in cash and a fixed ratio of 1.1502 ASML Ordinary Shares. ASML will then issue up to a maximum of 41,985,250 ordinary shares to Cymer shareholders. Completion of the acquisition is subject to customary closing conditions, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Act and receipt of approvals under other foreign competition laws. On February 5, 2013, the Cymer Stockholders approved the merger agreement. We expect the transaction to close in the first half of 2013, there is no assurance that the transaction will be completed within the expected time period or at all.

Ordinary shares B

As part of the most recent changes in our Articles of Association, adopted at the EGM held on September 7, 2012, the 9,000 ordinary shares B with a nominal value of EUR 0.01 were introduced. A person who holds (a multiple of) 100 fractional shares, may exchange those fractional shares for an ordinary share B. Every holder of an ordinary share B is entitled to one-ninth (1/9) of a dividend. Each ordinary share B entitles the holder thereof to cast one vote at the General Meeting.

Special voting rights on the issued shares

There are no special voting rights on the issued shares in our share capital.

Limitation voting rights on Ordinary Shares indirectly held by the Participating Customers

Pursuant to the Intel Shareholder Agreement, Intel (and the Intel Stichting) will not be entitled to vote the ordinary shares that acquired by the Intel Stichting as part of the Customer Co-Investment Program or any other ordinary shares otherwise transferred to the Intel Stichting (under the circumstances described under “Standstill; Additional Purchases”, in Note 35) prior to a Shareholder Agreement Termination Event (see Note 35), except when a Suspension Event (see Note 35) occurs and is continuing or where the following matters are proposed at any General Meeting (the “Voting Restrictions”): (i) an issuance of ASML shares or grant of rights to subscribe for ASML shares representing 25 percent or more of the issued and outstanding share capital of ASML or the restriction or exclusion of pre-emption rights relating thereto (in each case, on an aggregate basis during the preceding 12 months) or the designation of the Board of Management as the authorized body to resolve on these matters; (ii) an authorization to repurchase 25 percent or more of ASML’s issued and outstanding share capital on an aggregate basis during the preceding 12 months; (iii) the approval of a significant change in the identity or nature of ASML or its business, including a transfer of all or substantially all business or assets of ASML and its subsidiaries to a third party, the establishment or cancellation of a long-lasting cooperation of essential importance with a third party and an acquisition or disposition of an interest in the capital or assets of a person with a value of at least one third of the assets of ASML (on a consolidated basis); (iv) an amendment to ASML’s Articles of Association that would materially affect the specific voting rights of Intel, would materially affect the identity or nature of ASML or its business, or would disproportionately (or uniquely) and adversely affect the rights or benefits attached to or derived from the ordinary shares held by Intel through the Intel Stichting as compared to the shareholders; (v) the dissolution of ASML; and (vi) any merger or demerger which would result in a material change in the identity or nature of ASML or its business.

The shareholder agreements between ASML and the other program participants (TSMC and Samsung) are on substantially the same terms as those agreed with Intel.

Cumulative preference shares

In 1998, we granted to the preference share foundation, “Stichting Preferente Aandelen ASML” (the “Foundation”) an option to acquire cumulative preference shares in our capital (the “Preference Share Option”). This option was amended and extended in 2003 and 2007. A third amendment to the option agreement between the Foundation and ASML

ASML STATUTORY ANNUAL REPORT 2012	27

became effective on January 1, 2009, to clarify the procedure for the repurchase and cancellation of the preference shares when issued.

Per the amendment of our Articles of Association of May 6, 2011, the nominal value of the cumulative preference shares was increased to EUR 0.09. The number of cumulative preference shares included in the authorized share capital was decreased to 700,000,000. This was done to simplify the Articles of Association, and to give each share the right to cast one vote in the General Meeting of Shareholders.

The Foundation may exercise the preference share option in situations where, in the opinion of the Board of Directors of the Foundation, our interests, our business or the interests of our stakeholders are at stake. This may be the case if a public bid for our shares has been announced or has been made, or the justified expectation exists that such a bid will be made without any agreement having been reached in relation to such a bid with us. The same may apply if one shareholder, or more shareholders acting in concert, hold a substantial percentage of our issued ordinary shares without making an offer or if, in the opinion of the Board of Directors of the Foundation, the (attempted) exercise of the voting rights by one shareholder or more shareholders, acting in concert, is materially in conflict with our interests, our business or our stakeholders.

The objectives of the Foundation are to look after the interests of ASML and of the enterprises maintained by ASML and of the companies which are affiliated in a group with ASML, in such a way that the interests of ASML, of those enterprises and of all parties concerned are safeguarded in the best possible way, and influences in conflict with these interests which might affect the independence or the identity of ASML and those companies are deterred to the best of the Foundation’s ability, and everything related to the above or possibly conducive thereto. The Foundation seeks to realize its objects by the acquiring and holding of cumulative preference shares in the capital of ASML and by exercising the rights attached to these shares, particularly the voting rights attached to these shares.

The preference share option gives the Foundation the right to acquire a number of cumulative preference shares as the Foundation will require, provided that the aggregate nominal value of such number of cumulative preference shares shall not exceed the aggregate nominal value of the ordinary shares that have been issued at the time of exercise of the Preference Share Option for a subscription price equal to their nominal value. Only one-fourth of the subscription price is payable at the time of initial issuance of the cumulative preference shares, with the other three-fourths of the nominal value only being payable when we call up this amount. Exercise of the preference share option could effectively dilute the voting power of the outstanding ordinary shares by one-half.

Cancellation and repayment of the issued cumulative preference shares by us requires the authorization by the General Meeting of Shareholders of a proposal to do so by the Board of Management approved by the Supervisory Board. If the preference share option is exercised and as a result cumulative preference shares are issued, we, at the request of the Foundation, will initiate the repurchase or cancellation of all cumulative preference shares held by the Foundation. In that case we are obliged to effect the repurchase and cancellation respectively as soon as possible. A cancellation will have as a result a repayment of the amount paid and exemption from the obligation to pay up on the cumulative preference shares. A repurchase of the cumulative preference shares can only take place when such shares are fully paid up.

If the Foundation will not request us to repurchase or cancel all cumulative preference shares held by the Foundation within 20 months after issuance of these shares, we will be obliged to convene a General Meeting of Shareholders in order to decide on a repurchase or cancellation of these shares.

The Foundation is independent of ASML. The Board of Directors of the Foundation comprises four independent voting members from the Dutch business and academic communities. As of January 1, 2012, the members of the Board of Directors of the Foundation are: Mr. A. Baan, Mr. M.W. den Boogert, Mr. J.M. de Jong and Mr. A.H. Lundqvist.

Limitations to transfers of shares in the share capital of ASML

There are currently no limitations, either under Dutch law or in the Articles of Association of ASML, as to the transfer of shares in the share capital of ASML.

Reporting obligations under the Act on the supervision of financial markets (Wet op het financieel toezicht, the “FMSA”)

Holders of our shares may be subject to reporting obligations under the FMSA. The disclosure obligations under the FMSA apply to any person or entity that, directly or indirectly, acquires, holds or disposes of an interest in the voting rights and/or the capital of a public limited company incorporated under the laws of The Netherlands whose shares are admitted to trading on a regulated market within the European Union (the “EU”), such as ASML. Disclosure is required when the percentage of voting rights or capital interest of a person or an entity reaches, exceeds or falls below 5, 10,

ASML STATUTORY ANNUAL REPORT 2012	28

15, 20, 25, 30, 40, 50, 60, 75 or 95 percent (as a result of an acquisition or disposal by such person, or as a result of a change in our total number of voting rights or capital issued).

A legislative proposal pursuant to which an initial threshold of 3.0 percent will be introduced has been adopted and is currently expected to enter into force on July 1, 2013. This proposal would also introduce a mechanism pursuant to which ASML is able to identify, and communicate with, beneficial holders of its shares through the respective custodians. ASML is required to notify the Dutch Authority for the Financial Markets (Autoriteit Financiele Markten, the “AFM”) immediately if our voting rights and/or capital have changed by 1.0 percent or more since our previous notification on outstanding voting rights and capital. In addition, ASML must notify the AFM of changes of less than 1.0 percent in ASML’s outstanding voting rights and capital at least once per calendar quarter, within eight days after the end of the quarter. Any person whose direct or indirect voting rights and/or capital interests meets or passes the thresholds referred to here-above as a result of a change in the outstanding voting rights or capital must notify the AFM no later than the fourth trading day after the AFM has published such a change.

According to AFM’s public registry (www.afm.nl/registers) on December 31, 2012, the following notifications of voting rights or capital interest above 5 percent have been made pursuant to the FMSA:

Identity of Person or Group	Voting rights

Capital Group International, Inc[1]	12.26%
Stichting Administratiekantoor MAKTSJAB/Intel[2]	15.00%
Stichting Administratiekantoor TSMC/TSMC[2]	5.00%
BlackRock Inc	5.24%

1	Capital Research & Management Company (“CRMC”), which we believe to be an affiliate of Capital Group International, Inc., reported to the Dutch Authority for the Financial Markets on August 2, 2011, that it holds voting rights of 10.03%.
2	Stichting Administratiekantoor MAKTSJAB and Stichting Administratiekantoor TSMC own ordinary shares and have simultaneously issued corresponding depository receipts to Intel respectively TSMC.

Appointment of Board of Management and Supervisory Board

Board of Management

The rules governing the appointment and dismissal of members of the Board of Management are described in section II. above.

Supervisory Board

The rules governing the appointment and dismissal of members of the Supervisory Board are described in section III. above.

Amendment of the Articles of Association

The General Meeting of Shareholders can resolve to amend our Articles of Association. The (proposed) amendment requires the approval of the Supervisory Board.

A resolution to amend the Articles of Association is adopted at a General Meeting of Shareholders at which more than one half of the issued share capital is represented and with at least three-fourths of the votes cast; if the required share capital is not represented at a meeting convened for that purpose, a subsequent meeting shall be convened, to be held within four weeks of the first meeting, at which, irrespective of the share capital represented, the resolution can be adopted with at least three-fourths of the votes cast. If a resolution to amend the Articles of Association is proposed by the Board of Management, the resolution will be adopted with an absolute majority of votes cast irrespective of the represented share capital at the General Meeting of Shareholders.

The complete proposals should be made available for inspection by the shareholders and the others entitled to attend meetings at our office and at a banking institution designated in the convocation to the General Meeting of Shareholders, as from the date of said convocation until the close of that meeting. Furthermore, we must consult NYSE Euronext Amsterdam and the AFM, before the amendment is proposed to our shareholders.

The above requirements applicable to the amendment of the Articles of Association, as set forth in the Articles of Association, are more stringent than the minimum approval requirements under Dutch law (which only requires

ASML STATUTORY ANNUAL REPORT 2012	29

approval by the General Meeting in addition to the approval of the Supervisory Board of a proposal from the Board of Management to amend the Articles of Association).

Severance payments under agreements with members of Board of Management

Because their appointment to the Board of Management took place before March 31, 2004, the employment agreements with Messrs. Wennink and Van den Brink do not contain specific provisions regarding benefits upon termination of those agreements. Potential severance payments will be according to applicable law.

Employment agreements for members of the Board of Management appointed after March 31, 2004 contain specific provisions regarding severance payments. If ASML gives notice of termination of the employment agreement for reasons which are not exclusively or mainly found in acts or omissions of the board member concerned, a severance payment equal to one year base salary will be paid upon the effective date of termination. This severance payment will also be paid in case a Board of Management member gives notice of termination of the employment agreement in connection with a substantial difference of opinion between the respective executive and the Supervisory Board regarding her/his employment agreement, her/his function or our strategy.

Board of Management members appointed after March 31, 2004 shall also be entitled to the aforementioned severance payments in the event ASML or its legal successor gives notice of termination in connection with a Change of Control (as defined in the employment agreement) or if such Board of Management member gives notice of termination directly related to such Change of Control, and such notice is given within twelve months from the date on which the Change of Control occurs.

VII. Deviations from the Code

For clarity purposes, ASML lists below its deviations from the Code and reasons for doing so. The deviations follow the order of the recommendations in the Code.

II.2.5

Although ASML does not consider ASML’s execution of this best practice a deviation from the Code, it could be interpreted as such.

The members of the Board of Management are eligible to receive performance shares which will be awarded annually under the condition of fulfillment of predetermined performance targets, which are measured over a period of three calendar years. Once the shares are unconditionally awarded after fulfillment of the performance conditions, the shares will be retained (for a lock-up period) by the Board of Management member for at least two years after the date of unconditional award or until the termination of employment, whichever period is shorter. The date of release lies three years after the original date of target setting, and the members of the Board of Management have to retain the performance shares for at least two subsequent years. Accordingly, the total period before one obtains full rights to the performance shares will be five years. The Remuneration Committee believes that the total resulting period is in compliance with the Code. The AGM approved the performance share arrangement for the Board of Management on March 24, 2010.

II.2.8

The employment contracts of the members of the Board of Management appointed before March 31, 2004, being Messrs. Wennink and Van den Brink, are being honored, including all rights and obligations under these contracts. This implies that the appointment of Messrs. Wennink and Van den Brink as members of the Board of Management will be for an indefinite period of time, and that their potential severance payments will be according to applicable law. Although ASML does not consider this to be contrary to the recommendations in the Code, it may be considered a deviation from the Code.

The Board of Management and the Supervisory Board,

Veldhoven, February 12, 2013

ASML STATUTORY ANNUAL REPORT 2012	30

Management Board Report

About ASML

ASML is one of the world’s leading providers (measured in revenue) of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of Integrated Circuits (“ICs”) or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on NYSE Euronext Amsterdam and NASDAQ under the symbol ASML. As of December 31, 2012, we employed 8,497 payroll employees (2011: 7,955) and 2,139 temporary employees (2011: 1,935), measured in full-time equivalents. We provide services to our customers to optimize their manufacturing processes in more than 55 locations in 16 countries.

In 2012, we generated net sales of EUR 4,731.5 million and operating income of EUR 1,341.2 million or 28.3 percent of net sales. Net income in 2012 amounted to EUR 1,302.3 million or 27.5 percent of net sales, representing net income per ordinary share of EUR 3.07.

All information disclosed in this Management Board Report is provided as a supplement to, and should be read in conjuction with, our consolidated financial statements and the accompanying notes to the consolidated financial statements.

Risk Factors

In conducting our business, we face many risks that may interfere with our business objectives. Some of these risks relate to our operational processes, while others relate to our business environment. It is important to understand the nature of these risks and the impact they may have on our business, financial condition and results of operations. Some of the more relevant risks are described below. These risks are not the only ones that we face. Some risks may not yet be known to us and certain risks that we do not currently believe to be material could become material in the future.

Summary

Strategic risk

•	We derive most of our revenues from the sale of a relatively small number of systems.

Risks related to the semiconductor industry

•	The semiconductor industry is highly cyclical and we may be adversely affected by any downturn;
•	Our business will suffer if we do not respond rapidly to commercial and technological changes in the semiconductor industry; and
•	We face intense competition.

Governmental, legal and compliance risks

•	Failure to adequately protect the intellectual property rights upon which we depend could harm our business;
•	Defending against intellectual property claims brought by others could harm our business;
•	We are subject to risks in our international operations; and
•	Because of labor laws and practices, any workforce reductions that we may seek to implement in order to reduce costs company-wide may be delayed or suspended.

Operational risks

•	The number of systems we can produce is limited by our dependence on a limited number of suppliers of key components;
•	The pace of introduction of our new products is accelerating and is accompanied by potential design and production delays and by significant costs;
•	We are dependent on the continued operation of a limited number of manufacturing facilities;
•	We may be unable to make desirable acquisitions or to integrate successfully any businesses we acquire; and
•	Our business and future success depend on our ability to attract and retain a sufficient number of adequately educated and skilled employees.

ASML STATUTORY ANNUAL REPORT 2012	31

Financial risks

•	A high percentage of net sales is derived from a few customers; and
•	Fluctuations in foreign exchange rates could harm our results of operations.

Risks related to our ordinary shares

•	We may not declare cash dividends at all or in any particular amounts in any given year;
•	The price of our ordinary shares is volatile;
•	Restrictions on shareholder rights may dilute voting power; and
•	Participating customers in our Customer Co-Investment Program together own a significant amount of our ordinary shares.

Explanation per risk

Strategic risk

We derive most of our revenues from the sale of a relatively small number of systems

We derive most of our revenues from the sale of a relatively small number of lithography equipment systems (170 units in 2012 and 222 units in 2011), with an average selling price (“ASP”) in 2012 of EUR 22.4 million (EUR 24.8 million for new systems and EUR 7.6 million for used systems) and an ASP in 2011 of EUR 22.0 million (EUR 24.5 million for new systems and EUR 3.8 million for used systems). As a result, the timing of recognition of revenue from a small number of system sales may have a significant impact on our net sales and operating results for a particular reporting period. Specifically, the failure to receive anticipated orders, or delays in shipments near the end of a particular reporting period, due, for example, to:

•	a downturn in the highly cyclical semiconductor industry;
•	unanticipated shipment rescheduling;
•	cancellation or order push-back by customers;
•	unexpected manufacturing difficulties; and
•	delays in deliveries by suppliers

may cause net sales in a particular reporting period to fall significantly below net sales in previous periods or below our expected net sales, and may have a material adverse effect on our results of operations for that period. In particular our published quarterly earnings may vary significantly from quarter to quarter and may vary in the future for the reasons discussed above.

Risks related to the semiconductor industry

The semiconductor industry is highly cyclical and we may be adversely affected by any downturn

As a supplier to the global semiconductor industry, we are subject to the industry’s business cycles, of which the timing, duration and volatility of which are difficult to predict. The semiconductor industry has historically been cyclical. Sales of our lithography systems depend in large part upon the level of capital expenditures by semiconductor manufacturers. These capital expenditures depend upon a range of competitive and market factors, including:

•	the current and anticipated market demand for semiconductors and for products utilizing semiconductors;
•	semiconductor prices;
•	semiconductor production costs;
•	changes in semiconductor inventory levels;
•	general economic conditions; and
•	access to capital.

Reductions or delays in capital equipment purchases by our customers could have a material adverse effect on our business, financial condition and results of operations.

In an industry downturn, our ability to maintain profitability will depend substantially on whether we are able to lower our costs and break-even level, which is the level of sales that we must reach in a year to achieve net income. If sales decrease significantly as a result of an industry downturn and we are unable to adjust our costs over the same period, our net income may decline significantly or we may suffer losses. As we need to keep certain levels of inventory on hand to meet anticipated product demand, we may also incur increased costs related to inventory obsolescence in an industry downturn. In addition, industry downturns generally result in overcapacity, resulting in downward pressure on prices and impairment of machinery and equipment, which in the past has had, and in the future could have, a material adverse effect on our business, financial condition and results of operations.

ASML STATUTORY ANNUAL REPORT 2012	32

The ongoing financial crises that have affected the international banking system and global financial markets since 2008 have been in many respects unprecedented. Concerns persist over the debt burden of certain Eurozone countries and their ability to meet future obligations, the overall stability of the euro, and the suitability of the euro as a single currency given the diverse economic and political circumstances in individual Eurozone countries. These concerns could lead to the re-introduction of the individual currencies in one or more Eurozone countries, or in more extreme circumstances, the possible dissolution of the euro currency entirely. These potential developments, or market perceptions concerning these and related issues, could adversely affect the value of our euro-denominated assets and obligations. In addition, remaining concerns over the effect of this financial crisis on financial institutions in Europe and globally, and the instability of the financial markets and the global economy in general could result in a number of follow-on effects on our business, including (i) declining business and consumer confidence resulting in reduced, or delayed purchase of our products or shorter-term capital expenditures for our products; insolvency of key suppliers resulting in product delays, (ii) an inability of customers to obtain credit to finance purchases of our products, delayed payments from our customers and/or customer insolvencies and (iii) other adverse effects that we cannot currently anticipate. If global economic and market conditions deteriorate, we are likely to experience material adverse impacts on our business, financial condition and results of operations.

Conversely, in anticipation of periods of increasing demand for semiconductor manufacturing equipment, we must maintain sufficient manufacturing capacity and inventory and we must attract, hire, integrate and retain a sufficient number of qualified employees to meet customer demand. Our ability to predict the timing and magnitude of industry fluctuations is limited and our products require significant lead-time to successfully complete. Accordingly, we may not be able to effectively increase our production capacity to respond to an increase in customer demand in an industry upturn resulting in lost revenues, damage to customer relationships and we may lose market share.

Our business will suffer if we do not respond rapidly to commercial and technological changes in the semiconductor industry

The semiconductor manufacturing industry is subject to:

•	rapid change towards more complex technologies;
•	frequent new product introductions and enhancements;
•	evolving industry standards;
•	changes in customer requirements; and
•	continued shortening of product life cycles.

Our products could become obsolete sooner than anticipated because of a faster than anticipated change in one or more of the technologies related to our products or in market demand for products based on a particular technology. Our success in developing new products and in enhancing our existing products depends on a variety of factors, including the successful management of our research and development (“R&D”) programs and the timely completion of product development and design relative to competitors. If we do not develop and introduce new and enhanced systems at competitive prices and on a timely basis, our customers will not integrate our systems into the planning and design of new production facilities and upgrades of existing facilities, which would have a material adverse effect on our business, financial condition and results of operations.

In particular, we are investing considerable financial and other resources to develop and introduce new products and product enhancements, such as EUV and 450mm wafer technology. If we are unable to successfully develop and introduce these products and technologies, or if our customers do not fully adopt the new technologies, products or product enhancements due to a preference for more established or alternative new technologies and products or for any other reasons, we would not recoup all of our investments in these technologies or products, which could have a material adverse effect on our business, financial condition and results of operations.

The success of EUV remains particularly dependent on light source (laser) availability and continuing related technical advances by us and our suppliers, as well as infrastructure developments in masks and photoresists, without which the EUV tools cannot achieve the productivity and yield required to economically justify the higher price of these tools. A delay in the developments of these tools could discourage or result in much slower adoption of this technology. If the technologies that we pursue to assist our customers in producing smaller and more efficient chips, are not as effective as those developed by our competitors, or if our customers adopt new technological architectures that are less focused on lithography, this may adversely affect our business, financial condition and results of operations.

We face intense competition

The semiconductor equipment industry is highly competitive. The principal elements of competition in our market are:

•	the technical performance characteristics of a lithography system;
•	the value of ownership of that system based on its purchase price, maintenance costs, productivity, and customer service and support costs;

ASML STATUTORY ANNUAL REPORT 2012	33

•	the exchange rate of the euro particularly against the Japanese yen which results in varying prices and margins;
•	the strength and breadth of our portfolio of patents and other intellectual property rights; and
•	our customers’ desire to obtain lithography equipment from more than one supplier.

Our competitiveness increasingly depends upon our ability to develop new and enhanced semiconductor equipment that is competitively priced and introduced on a timely basis, as well as our ability to protect and defend our intellectual property rights. See Note 10 and Note 25 to our consolidated financial statements.

We compete primarily with Nikon Corporation (“Nikon”) and to a lesser degree with Canon Kabushiki Kaisha (“Canon”). Both Nikon and Canon have substantial financial resources and broad patent portfolios. Each continues to introduce new products with improved price and performance characteristics that compete directly with our products, which may cause a decline in our sales or a loss of market acceptance for our lithography systems. In addition, adverse market conditions, industry overcapacity or a decrease in the value of the Japanese yen in relation to the euro or the U.S. dollar, could further intensify price-based competition in those regions that account for the majority of our sales, resulting in lower prices and margins which could have a material adverse effect on our business, financial condition and results of operations.

In addition, to competitors in lithography, we may face competition with respect to alternative technologies for the non- critical layers or for all layers. The failure to keep pace with Moore’s law, which postulates that the number of transistors on a chip doubles approximately every 18 to 24 months at equivalent marginal costs, or in the event the delivery of new technology is delayed, our customers may opt for other solutions in IC manufacturing as a substitute for purchasing our products.

Governmental, legal and compliance risks

Failure to adequately protect the intellectual property rights upon which we depend could harm our business

We rely on intellectual property rights such as patents, copyrights and trade secrets to protect our proprietary technology. However, we face the risk that such measures could prove to be inadequate because:

•	intellectual property laws may not sufficiently support our proprietary rights or may change in the future in a manner adverse to us;
•	patent rights may not be granted or construed as we expect;
•	patents will expire which may result in key technology becoming widely available that may hurt our competitive position;
•	the steps we take to prevent misappropriation or infringement of our proprietary rights may not be successful; and
•	third parties may be able to develop or obtain patents for similar competing technology.

In addition, litigation may be necessary to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement. Any such litigation may result in substantial costs and diversion of management resources, and, if decided unfavorably to us, could have a material adverse effect on our business, financial condition and results of operations.

Defending against intellectual property claims brought by others could harm our business

In the course of our business, we are subject to claims by third parties alleging that our products or processes infringe upon their intellectual property rights. If successful, such claims could limit or prohibit us from developing our technology and manufacturing our products, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, our customers may be subject to claims of infringement from third parties, alleging that our products used by such customers in the manufacture of semiconductor products and/or the processes relating to the use of our products infringe one or more patents issued to such parties. If such claims were successful, we could be required to indemnify customers for some or all of any losses incurred or damages assessed against them as a result of such infringement, which could have a material adverse effect on our business, financial condition and results of operations.

We also may incur substantial licensing or settlement costs, which although potentially strengthening or expanding our intellectual property rights or limiting our exposure to intellectual property claims of third parties, may have a material adverse effect on our business, financial condition and results of operations.

From late 2001 through 2004, ASML was party to a series of civil litigations and administrative proceedings in which Nikon alleged ASML’s infringement of Nikon patents relating to lithography. ASML in turn filed claims against Nikon. Pursuant to agreements executed on December 10, 2004, ASML, Zeiss and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an exchange of releases, a patent Cross-License

ASML STATUTORY ANNUAL REPORT 2012	34

agreement related to lithography equipment used to manufacture semiconductor devices (the “Nikon Cross-License Agreement”) and payments to Nikon by ASML and Zeiss. Beginning on January 1, 2015, the parties may bring suit for infringement of patents subject to the Nikon Cross-License Agreement, including any infringement that occurred during the Cross-License Transition Period. Damages related to claims for patent infringement occurring during the Cross- License Transition Period are limited to three percent of the net sales price of products utilizing patents that are valid and enforceable.

We are subject to risks in our international operations

The majority of our sales are made to customers outside Europe. There are a number of risks inherent in doing business in some of those regions, including the following:

•	potentially adverse tax consequences;
•	unfavorable political or economic environments;
•	unexpected legal or regulatory changes; and
•	an inability to effectively protect intellectual property.

If we are unable to manage successfully the risks inherent in our international activities, our business, financial condition and results of operations could be materially and adversely affected.

In particular, 31.3 percent of our 2012 net sales and 20.3 percent of our 2011 net sales were derived from customers in Taiwan. Taiwan has a unique international political status. The People’s Republic of China asserts sovereignty over Taiwan and does not recognize the legitimacy of the Taiwanese government. Changes in relations between Taiwan and the People’s Republic of China, Taiwanese government policies and other factors affecting Taiwan’s political, economic or social environment could have a material adverse effect on our business, financial condition and results of operations.

Because of labor laws and practices, any workforce reductions that we may seek to implement in order to reduce costs company-wide may be delayed or suspended

The semiconductor market is highly cyclical and as a consequence we may need to implement workforce reductions in case of a downturn, in order to adapt to such market changes. In accordance with labor laws and practices applicable in the jurisdictions in which we operate, a reduction of any significance may be subject to formal procedures that can delay or may result in the modification of our planned workforce reductions. For example, ASML Netherlands B.V., our operating subsidiary in the Netherlands, has a Works Council, as required by Dutch law. If the Works Council renders contrary advice in connection with a proposed workforce reduction in the Netherlands, but we nonetheless determine to proceed, we must temporarily suspend any action while the Works Council determines whether to appeal to the Enterprise Chamber of the Amsterdam Court of Appeal. This appeal process can cause a delay of several months and may require us to address any procedural inadequacies identified by the Court in the way we reached our decision. Such delays could impair our ability to reduce costs company-wide to levels comparable to those of our competitors.

Operational risks

The number of systems we can produce is limited by our dependence on a limited number of suppliers of key components

We rely on outside vendors for the components and subassemblies used in our systems, each of which is obtained from a single supplier or a limited number of suppliers. Our reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and the risk of untimely delivery of these components and subassemblies.

The number of lithography systems we are able to produce is limited by the production capacity of Carl Zeiss SMT AG (“Zeiss”). Zeiss is our single supplier of lenses and other critical optical components. If Zeiss were unable to maintain and increase production levels or if we are unable to maintain our business relationship with Zeiss in the future we could be unable to fulfill orders, which could damage relationships with current and prospective customers and have a material adverse effect on our business, financial condition and results of operations. If Zeiss were to terminate its relationship with us or if Zeiss were unable to maintain production of lenses over a prolonged period, we would effectively cease to be able to conduct our business. In addition to Zeiss’ current position as our single supplier of lenses, the excimer laser illumination systems that provide the ultraviolet light source, used in our high resolution steppers and Step & Scan systems, and the extreme ultraviolet light source, used in our third-generation (NXE:3300B) EUV systems, are available from only a very limited number of suppliers.

Manufacturing some of these components and subassemblies that we use in our manufacturing processes is an extremely complex process and could result in delays by our suppliers. A prolonged inability to obtain adequate deliveries of components or subassemblies, or any other circumstance that requires us to seek alternative sources of supply, could significantly hinder our ability to deliver our products in a timely manner, which could damage relationships

ASML STATUTORY ANNUAL REPORT 2012	35

with current and prospective customers and have a material adverse effect on our business, financial condition and results of operations.

The pace of introduction of our new products is accelerating and is accompanied by potential design and production delays and by significant costs

The development and initial production, installation and enhancement of the systems we produce is often accompanied by design and production delays and related costs of a nature typically associated with the introduction and transition to full-scale manufacturing of complex capital equipment. While we expect and plan for a corresponding learning-curve effect in our product development cycle, we cannot predict with precision the time and expense required to overcome these initial problems and to ensure full performance to specifications. Moreover, we anticipate that this learning-curve effect will continue to present increasingly difficult challenges with every new generation as a result of increasing technological complexity. In particular, the development of an EUV volume production system is dependent on, and subject to the successful implementation of, technology related to the light source and other technologies specific to EUV. There is a risk that we may not be able to introduce or bring to full-scale production new products as quickly as we anticipate in our product introduction plans, which could have a material adverse effect on our business, financial condition and results of operations.

For the market to accept technology enhancements, our customers, in many cases, must upgrade their existing technology capabilities. Such upgrades from established technology may not be available to our customers to enable volume production using our new technology enhancements. This could result in our customers not purchasing, or pushing back or canceling orders for our technology enhancements, which could negatively impact our business, financial condition and results of operations.

We are dependent on the continued operation of a limited number of manufacturing facilities

All of our manufacturing activities, including subassembly, final assembly and system testing, take place in clean room facilities in Veldhoven, the Netherlands, in Wilton, Connecticut, the United States and in Linkou, Taiwan. These facilities may be subject to disruption for a variety of reasons, including work stoppages, fire, energy shortages, flooding or other natural disasters. We cannot ensure that alternative production capacity would be available if a major disruption were to occur or that, if it were available, it could be obtained on favorable terms. Such a disruption could have a material adverse effect on our business, financial condition and results of operations. In addition, some of our key suppliers, including Zeiss, have a limited number of manufacturing facilities, the disruption of which may significantly and adversely affect our production capacity.

We may be unable to make desirable acquisitions or to integrate successfully any businesses we acquire

Our future success may depend in part on the acquisition of businesses or technologies intended to complement, enhance or expand our current business or products or that might otherwise offer us growth opportunities. Our ability to complete such transactions may be hindered by a number of factors, including potential difficulties in obtaining government approvals.

Any acquisition that we do make would pose risks related to the integration of the new business or technology with our business. We cannot be certain that we will be able to achieve the benefits we expect from a particular acquisition or investment. Acquisitions may also strain our managerial and operational resources, as the challenge of managing new operations may divert our management from day-to-day operations of our existing business. Our business, financial condition and results of operations may be materially and adversely affected if we fail to coordinate our resources effectively to manage both our existing operations and any businesses we acquire.

We have entered into an agreement to acquire all of the outstanding shares of Cymer Inc. (“Cymer”). However the Cymer acquisition is subject to closing conditions, including review by U.S. and international regulators. Although closing is expected to occur within the first half of 2013, there is no assurance that the transaction will be completed within the expected time period or at all. If our acquisition of Cymer is not completed, we may need to develop EUV light source technology ourselves, which could lead to significant costs and delays in the introduction of EUV systems.

We expect that the acquisition of Cymer will make EUV technology more efficient, prevent additional delays in the introduction of EUV technology, and simplify the supply chain of EUV modules. However, achieving the benefits of the acquisition will depend in part on the integration of our development organization, operations and employees with those of Cymer in a timely and efficient manner, so as to minimize the risk that the transaction will result in a delay in the development of EUV as result of the loss of key employees of Cymer or the diversion of the attention of management. There can be no assurance that Cymer will be successfully integrated in our business or that any of the anticipated benefits will be realized. Even if we are able to successfully integrate Cymer, there is no assurance that this transaction will result in successful development of our EUV technology.

ASML STATUTORY ANNUAL REPORT 2012	36

Our business and future success depend on our ability to attract and retain a sufficient number of adequately educated and skilled employees

Our business and future success significantly depend upon our employees, including a large number of highly qualified professionals, as well as our ability to attract and retain employees. Competition for such personnel is intense, and we may not be able to continue to attract and retain such personnel. The EUV and 450mm R&D programs associated with the non-recurring research and development (“NRE”) commitments under the Customer Co-Investment Program will require a significant number of qualified employees. If we are unable to attract sufficient numbers of qualified employees, this could affect our ability to conduct our EUV and 450mm research programs on a timely basis, which could adversely affect our business, financial condition and results of operations.

In addition, the increasing complexity of our products results in a longer learning-curve for new and existing employees leading to an inability to decrease cycle times and may result in the incurrence of significant additional costs, which could adversely affect our business, financial condition and results of operations.

Financial risks

A high percentage of net sales is derived from a few customers

Historically, we have sold a substantial number of lithography systems to a limited number of customers. We expect customer concentration to increase because of continuing consolidation in the semiconductor manufacturing industry. Consequently, while the identity of our largest customers may vary from year to year, we expect sales to remain concentrated among relatively few customers in any particular year. In 2012, recognized sales to our largest customer accounted for EUR 1,236.1 million, or 26.1 percent of net sales, compared with EUR 1,311.7 million, or 23.2 percent of net sales, in 2011. The loss of any significant customer or any significant reduction in orders by a significant customer may have a material adverse effect on our business, financial condition and results of operations.

Additionally, as a result of our limited number of customers, credit risk on our receivables is concentrated. Our three largest customers (based on net sales) accounted for 58.9 percent of accounts receivable and finance receivables at December 31, 2012, compared with 35.5 percent at December 31, 2011. As a result, business failure or insolvency of one of our main customers may have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in foreign exchange rates could harm our results of operations

We are exposed to currency risks. We are particularly exposed to fluctuations in the exchange rates between the U.S. dollar, Japanese yen and the euro as we incur manufacturing costs for our systems predominantly in euros while portions of our net sales and cost of sales are denominated in U.S. dollars and Japanese yen.

In addition, a portion of our assets and liabilities and operating results are denominated in U.S. dollars, and a small portion of our assets, liabilities and operating results are denominated in currencies other than the euro and the U.S. dollar. Our consolidated financial statements are expressed in euros. Accordingly, our results of operations and assets and liabilities are exposed to fluctuations in exchange rates between the euro and various currencies. In general, our customers run their businesses in U.S. dollars and therefore a weakening of the U.S. dollar against the euro might impact the ability of our customers to purchase our products.

Furthermore, a strengthening of the euro particularly against the Japanese yen could further intensify price-based competition in those regions that account for the majority of our sales, resulting in lower prices and margins and a material adverse effect on our business, financial condition and results of operations.

Risks related to our ordinary shares

We may not declare cash dividends at all or in any particular amounts in any given year

We aim to pay an annual dividend that will be stable or growing over time. Annually, the Board of Management will, upon prior approval from the Supervisory Board, submit a proposal to the AGM with respect to the amount of dividend to be declared with respect to the prior year. The dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the Board of Management’s views on our potential future liquidity requirements, including for investments in production capacity, the funding of our research and development programs and for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Accordingly, the Board of Management may decide to propose not to pay a dividend or pay a lower dividend with respect to any particular year in the future, which could have a negative effect on our share price.

ASML STATUTORY ANNUAL REPORT 2012	37

The price of our ordinary shares is volatile

The current market price of our ordinary shares may not be indicative of prices that will prevail in the future. In particular, the market price of our ordinary shares has in the past experienced significant fluctuation, including fluctuation that is unrelated to our performance. This fluctuation may continue in the future.

Restrictions on shareholder rights may dilute voting power

Our Articles of Association provide that we are subject to the provisions of Dutch law applicable to large corporations, called “structuurregime”. These provisions have the effect of concentrating control over certain corporate decisions and transactions in the hands of our Supervisory Board. As a result, holders of ordinary shares may have more difficulty in protecting their interests in the face of actions by members of our Supervisory Board than if we were incorporated in the United States or another jurisdiction.

Our authorized share capital also includes a class of cumulative preference shares and we have granted “Stichting Preferente Aandelen ASML”, a Dutch foundation, an option to acquire, at their nominal value of EUR 0.09 per share, such cumulative preference shares. Exercise of the preference share option would effectively dilute the voting power of our outstanding ordinary shares by one-half, which may discourage or significantly impede a third party from acquiring a majority of our voting shares.

Participating customers in our Customer Co-Investment Program together own a significant amount of our ordinary shares

In the Customer Co-Investment Program, Intel, TSMC and Samsung through certain wholly-owned subsidiaries, acquired 15%, 5% and 3%, of our shares, respectively (such percentages give effect to our Synthetic Share Buyback in November 2012).

The interests of the participating customers may not always coincide with the interests of other holders of our shares. The shares acquired by the participating customers are held by Dutch foundations which have issued depositary receipts in respect thereof and the participating customers may only vote those shares in General Meetings in exceptional circumstances, including the authorization of certain significant share issuances and share repurchases, the approval of a significant change in the identity or nature of ASML or its business, any amendment to the Articles of Association that would materially affect the specific voting rights of Intel, TSMC and Samsung or that would cause a significant change in the identity or nature of ASML or its business, the dissolution of ASML, and any merger or demerger which would result in a material change in the identity or nature of ASML or its business. When such exceptional circumstances occur, the participating customers, and in particular Intel, will be able to influence matters requiring approval by the General Meeting and may vote their ordinary shares in a way with which other shareholders may not agree.

The participating customers have also agreed that they will not, without our prior written consent, transfer any of the ordinary shares they acquired in the Customer Co-Investment Program (or depositary receipts representing those shares) until two years and six months after the date they acquired such shares (September 12, 2012 for Intel and Samsung; October 31, 2012 for TSMC). Upon expiry of such period, the ordinary shares held by participating customers are freely transferable, subject to orderly market arrangements and certain other restrictions. Any sales of significant amounts of shares by participating customers in the program could have a negative effect on our share price.

Financial risk management

We are exposed to certain financial risks such as market risk (including foreign currency exchange risk and interest rate risk), credit risk, liquidity risk and capital risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potentially adverse effects on our financial performance. We use derivative financial instruments to hedge certain risk exposures. None of our transactions are entered into for trading or speculative purposes. We believe that market information is the most reliable and transparent measure for our derivative financial instruments that are measured at fair value. See Note 5 to our consolidated financial statements for more information.

Semiconductor Equipment Industry

The chip-making business is focused on “shrink”, or reducing the size of chip designs. Historically the semiconductor industry has experienced significant growth largely due to the continual reduction of cost per function performed by ICs. Improvement in the design and manufacture of ICs with higher circuit densities resulted in smaller and cheaper ICs capable of performing a larger number of functions at higher speeds with lower power consumption. We believe that

ASML STATUTORY ANNUAL REPORT 2012	38

these long-term trends will continue for the foreseeable future and will be accompanied by a continuing demand for production equipment that is capable of accurate production of advanced ICs in high volumes at the lowest possible cost.

Lithography equipment is used to print complex circuit patterns onto silicon wafers, which are the primary raw materials for ICs. The printing process is one of the most critical and expensive steps in wafer fabrication. Lithography equipment is therefore a significant focus of the IC industry’s demand for cost-efficient enhancements to production technology.

The costs to develop new lithography equipment are high. Accordingly, the lithography equipment industry is characterized by the presence of only a few primary suppliers: ASML and Nikon, and (to a lesser degree) Canon. In 2012, ASML was one of the world’s leading providers of lithography equipment (measured in revenues).

Total lithography equipment shipped by the industry as a whole in the six years ended December 31, 2012, is set out in the following table:

Year ended December 31	2012	2011	2010	2009	2008	2007

Total units shipped[1]	270	376	304	128	344	604
Total value (in millions USD)[1]	6,451	8,186	6,416	2,485	5,388	7,144

1	Historical data and full-year 2012 estimates as reported by Gartner Dataquest in its fourth quarter 2012 report.

For the year 2012, the latest indications of independent market analysts show a decrease in total lithography equipment shipped to the market by the industry of 28.2 percent in unit volume and 21.2 percent in value. Our net sales decreased by 16.3 percent compared to 2011. Despite this lower net sales during 2012, it was our second best year ever based on total net sales and profitability. During 2012, the majority of the system sales was generated from Logic.

Business strategy

The long-term growth of the semiconductor industry is the result of the principle that the power, cost and time required for every computation on a digital electronic device can be reduced by shrinking the size of transistors on chips. In 2012, chip makers routinely produced electronic chip features with geometries of 32 nanometers, compared to typical geometries of 10,000 nanometers in the early 1970s, resulting in an increase in the number of transistors on leading chips from several thousand to over two billion. This trend was first observed by Intel co-founder Gordon Moore in 1965, and is referred to as ‘Moore’s Law’. Moore’s Law has resulted in our information society with fast wired and wireless communications - built on affordable chips. Moore’s Law also has an impact on the energy usage of chips. Smaller geometries allow for much lower electrical currents to operate the chip. This has helped to contain the world’s energy consumption despite the proliferation of affordable computing. Using advanced semiconductors in industrial and consumer products often provides economic benefits, user-friendliness and increased safety. The technology revolution powered by semiconductors has brought many advantages: not only can information be more widely disseminated than ever before, affordable chip intelligence has also enabled industry and service sectors to create and distribute products and ideas at lightning speed.

Smarter, smaller and more energy-efficient chips are made with increasingly sophisticated lithography systems produced by ASML. Lithography systems are crucial to the roadmaps of chipmakers to make smaller transistors on chips. Our business strategy is based on maintaining and further developing our position as a technology leader in semiconductor lithography. When executed, this strategy results in the delivery of lithography systems which enable customers to produce highest performance and lowest cost chips. The superior value of ownership offered to customers as a result of our strategy also maximizes our own financial performance, aligning the interests of ASML and our customers.

Customer focus

Ensuring customers are served with the right products at the right time, supported by excellent service, is key to our commitment to a long-term relationship. With high-valued products, customers expect high-quality support customized to their specific requirements. This support includes service engineers, equipped with the latest technical information, to ensure the highest levels of system performance, as well as applications specialists who support optimal system processing and new product implementation.

ASML aims to deliver lithography systems with the lowest cost of ownership and highest earnings.

ASML STATUTORY ANNUAL REPORT 2012	39

Customer satisfaction is a critical objective of ASML. We have account teams that are specifically dedicated to customer satisfaction throughout the lifecycle of our products.

Through 2012, all of the top 10 chip makers worldwide, in terms of semiconductor capital expenditure, were our customers. We also have a significant share of customers outside the top 10. We strive for continued business growth with all our customers. We expect customer concentration to increase because of continuing consolidation in the semiconductor manufacturing industry.

In 2012, our satisfaction ratings by customers surpassed every lithography competitor for the tenth successive year, according to VLSI Research, an independent industry research firm that surveyed customers representing 95.0 percent of the world’s total semiconductor market.

Technology Leadership

Our customers need lithography scanners that continuously improve performance in three areas: resolution, speed and precision. The image of the electronic chip circuit must be extremely small (currently the smallest features have a size of less than 30 nm), the system must be able to image billions of these features every second and it must be able to do that with extreme precision of just a few nm (one nm is four silicon atoms). To realize and improve this system performance for our customers, ASML needs to deliver the right technology at the right time to meet long-term roadmaps which often extend many years into the future. Therefore, ASML is committed to significant long-term investments in R&D that are not significantly impacted by short-term cyclical swings. In 2012, our R&D investments (which include R&D costs, net of credits and additions to other intangible assets regarding development expenditures excluding capitalized borrowing costs) amounted to EUR 589.1 million (2011: EUR 590.3 million). A significant part of this budget was used for R&D jointly developed with our suppliers and technology partners.

Our lithography scanners are based on our dual-stage wafer imaging platform – the TWINSCAN system – which we introduced in 2000 and which allows exposure of one wafer while simultaneously measuring the wafer which will be exposed next. Our strong leadership in this capability has allowed us to achieve the industry’s highest productivity, enabling reduced cost-per-exposure per wafer. Dual-stage lithography also supports the required accuracy to position electronic features on the wafer, as it allows for more time to measure the wafer prior to exposure. We are the only lithography manufacturer that enables volume production based on dual-stage systems.

In order to meet the resolution, speed and accuracy demands of our customers, we have focused our R&D investments on three core programs: EUV, Immersion and holistic lithography solutions.

Our innovative immersion lithography systems place a fluid between the wafer and a system’s projection lens to enhance focus and enable circuit line-width to shrink to smaller dimensions than what is possible with “dry” lithography systems. ASML pioneered this “wet” technology and has experienced strong demand for immersion-based systems, which have been adopted by most of our customers.

We have developed different immersion systems for different customer needs. We have optimized our TWINSCAN XT immersion systems for cost-effective imaging down to 38 nm and beyond patterning, and have developed a new dual wafer stage system called TWINSCAN NXT with improved positioning (“overlay”) and imaging. The TWINSCAN NXT platform enables next generations of semiconductors through the so-called double patterning technique which requires two exposures per layer on a chip, enabling precise imaging patterns and lines by using our TWINSCAN NXT planar wafer stage and breakthrough grid metrology.

In 2011, we shipped five second-generation (NXE:3100) EUV systems, in addition to one shipped in 2010. Our customers are using the NXE:3100 system to develop their EUV manufacturing processes before high-volume EUV systems will become available. As of December 31, 2011, we had received 11 orders for the successor to the NXE:3100, the third-generation (NXE:3300B) high-volume EUV systems. The NXE (EUV) system, utilizing an evolved TWINSCAN platform, enables our customers to extend their roadmap towards smaller chip features. EUV permits chip makers to expose a critical layer in just one single step – as opposed to double patterning which requires multiple steps. EUV also has a roadmap from the initial 27 nm resolution down to 16 nm and beyond. We have published a roadmap to develop a range of EUV models, offering the greatest extendibility at the lowest cost of ownership for the future of lithography.

During 2012, our NXE:3100 pre-production systems have exposed a cumulative total of more than 30,000 wafers at customers sites, enabling successful recipe developments for the sub 14-nm Logic and 22 nm DRAM nodes. Imaging of the NXE:3300B continues to improve by showing results down to 14 nm. With respect to the EUV light source power, we have been able to show a stable full-field expose power of up to 40 Watts.

ASML STATUTORY ANNUAL REPORT 2012	40

On October 16, 2012, we agreed to acquire Cymer, subject to certain closing conditions. The acquisition of Cymer, if completed, will help us achieving our strategic objective of delivering an economically viable EUV scanner to semiconductor manufacturers as soon as reasonably possible. We believe that combining Cymer’s expertise in EUV light sources with our expertise in lithography systems design and integration will reduce the risks related to the successful development of, and accelerate the introduction of, EUV technology.

We complement our scanner products with a rapidly expanding holistic lithography portfolio of software and metrology products to help our customers optimize semiconductor scanner performance, provide a faster start to chip production and achieve better imaging at higher resolutions. In 2012 the use of holistic lithography solutions continued to grow. Semiconductor manufacturers face increasingly smaller margins of error as they shrink chip features. Holistic lithography provides a way to shrink within these margins, offering significant revenue-generating and cost-saving opportunities to our customers.

Operational excellence

We strive to sustain our business success based on our technological leadership by continuing to execute our fundamental operating strategy, including reducing lead-times while improving our cost competitiveness. Lead-time is the time from a customer’s order to a tool delivery.

Our business strategy includes outsourcing the manufacturing of the majority of components and subassemblies that make up our products. We work in partnership with suppliers, collaborating on quality, logistics, technology and total cost. By operating our strategy of value sourcing, we strive to attain flexibility and cost efficiencies from our suppliers through mutual commitment and shared risk and reward. Value sourcing also allows the flexibility to adapt to the cyclicality of the world market for semiconductor lithography systems.

We have a flexible labor model with a mix of fixed and flexible contracted labor in its manufacturing and R&D facilities in Veldhoven, the Netherlands, and payroll employees compensated under a partly variable salary structure through ASML’s profit sharing plan. This reinforces our ability to adapt more quickly to semiconductor market cycles, including support for potential 24-hour, seven days-a-week production activities. By maximizing the flexibility of our technically skilled workforce, we can shorten lead-times: a key driver of added value for customers. Flexibility also reduces our working capital requirements.

In view of the economic volatility of the semiconductor industry, we continue to strive improving efficiencies in our operations: addressing our cost structure and strengthening our capability to generate cash.

Our business model

Our business model is derived from our “Value of Ownership” concept which is based on the following principles:

•

offering ongoing improvements in productivity, imaging and overlay by introducing advanced technology based on modular platforms and advanced applications outside the traditional lithography business, each resulting in lower costs or higher value per product for our customers;

•	providing customer services that ensure rapid, efficient installation and superior support and training to optimize manufacturing processes of our customers and improve productivity;
•	maintaining appropriate levels of R&D to offer the most advanced technology suitable for high-throughput and low-cost volume production at the earliest possible date enhancing/following Moore’s law;
•	enhancing the capabilities of the installed base of our customers through ongoing field upgrades of key value drivers (productivity, imaging and overlay) based on further technology developments;
•	reducing the cycle time between a customer’s order of a system and the use of that system in volume production;
•	expanding operational flexibility in research and manufacturing by reinforcing strategic alliances with world class partners, including outsourcing companies;
•	improving the reliability and uptime of our installed system base; and
•	providing refurbishing services that effectively increase residual value by extending the life of equipment.

Manufacturing, Logistics and Suppliers

Our business model is based on outsourcing production of a significant part of the components and modules that comprise our lithography systems, working in partnership with suppliers from all over the world. Our manufacturing activities comprise the subassembly and testing of certain modules and the final assembly and fine tuning/testing of a finished system from components and modules that are manufactured to our specifications by third parties and by us. All of our manufacturing activities (subassembly, final assembly and system fine tuning/testing) are performed in clean room facilities in Veldhoven, the Netherlands, in Wilton, Connecticut, the United States and in Linkou, Taiwan. We procure stepper and scanner system components and subassemblies from a single supplier or a limited group of suppliers in order to ensure overall quality and timeliness of delivery. We jointly operate a formal strategy with suppliers

ASML STATUTORY ANNUAL REPORT 2012	41

known as “value sourcing”, which is based on competitive performance in quality, logistics, technology and total cost. The essence of value sourcing is to maintain a supply base that is world class, globally competitive and globally present.

Our value sourcing strategy is based on the following strategic principles:

•	maintaining long-term relationships with our suppliers;
•	sharing risks and rewards with our suppliers;
•	dual sourcing of knowledge, globally, together with our suppliers; and
•	single, dual or multiple sourcing of products, where possible or required.

Value sourcing is intended to align the performance of our suppliers with our requirements on quality, logistics, technology and total costs.

Zeiss is our sole external supplier of main optical systems and one of the suppliers of other components. In 2012, 26.9 percent of our aggregate cost of sales was purchased from Zeiss (2011: 27.9 percent).

Zeiss is highly dependent on its manufacturing and testing facilities in Oberkochen and Wetzlar, Germany, and its suppliers. Moreover, Zeiss has a finite capacity for production of lenses and optical components for our systems. The expansion of this production capacity may require significant lead-time. From time to time, the number of systems we have been able to produce has been limited by the capacity of Zeiss to provide us with lenses and optical components. However, in 2012 our production was not limited by the deliveries from Zeiss.

Our relationship with Zeiss is structured as a strategic alliance pursuant to several agreements executed in 1997 and subsequent years. These agreements define a framework in all areas of our business relationship. The partnership between ASML and Zeiss is focused on continuous improvement of operational excellence.

Pursuant to these agreements, ASML and Zeiss have agreed to continue their strategic alliance until either party provides at least three years’ notice of its intent to terminate.

In addition to Zeiss, we also rely on other outside vendors for the components and subassemblies used in our systems, each of which is obtained from a single supplier or a limited number of suppliers. See also “Risk Factors - The number of systems we can produce is limited by our dependence on a limited number of suppliers of key components”.

We have a flexible labor model with a mix of fixed and flexible contracted labor in its manufacturing and R&D facilities in Veldhoven, the Netherlands, and payroll employees compensated under a partly variable salary structure through ASML’s profit sharing plan. This reinforces our ability to adapt more quickly to semiconductor market cycles, including support for potential 24-hour, seven days-a-week production activities. By maximizing the flexibility of our technically skilled workforce, we can shorten lead-times: a key driver of added value for customers. Flexibility also reduces our working capital requirements.

Organizational Structure

ASML Holding N.V. is a holding company that operates through its subsidiaries. Our major operating subsidiaries, each of which is a wholly-owned (direct or indirect) subsidiary, are ASML Netherlands B.V., ASML Systems B.V., ASML Hong Kong Limited and ASML US Inc.

See Note 27 to our consolidated financial statements for a list of our main subsidiaries.

ASML STATUTORY ANNUAL REPORT 2012	42

ASML operations update

The following table presents the key performance indicators used by our Board of Management and senior management to measure performance in our monthly operational review meetings. The figures in the table below are based on U.S. GAAP.

Year ended December 31 (in millions)	2012 EUR %[1]		2011 EUR %[1]

Sales
Net sales	4,731.5		5,651.0
Increase (decrease) in net sales (%)	(16.3)		25.4
Net system sales	3,801.6		4,883.9
Net service and field option sales	929.9		767.1
Sales of systems (in units)	170		222
Average selling price of total system sales	22.4		22.0
Average selling price of new system sales	24.8		24.5
Average selling price of used system sales	7.6		3.8
Value of systems backlog excluding EUV[2]	1,214.1		1,732.5
Systems backlog excluding EUV (in units)[2]	46		71
Average selling price of systems backlog excluding EUV[2]	26.4		24.4
Average selling price of systems backlog excluding EUV (New)[2]	29.8		27.9
Average selling price of systems backlog excluding EUV (Used)[2]	4.0		3.0
Immersion systems recognized (in units)[3]	72		101
NXE systems recognized (in units)[4]	1		3
Profitability
Gross profit on sales	2,005.2	42.4	2,449.4	43.3
Income from operations	1,156.8	24.4	1,641.2	29.0
Net income	1,146.3	24.2	1,467.0	26.0
Liquidity
Cash and cash equivalents	1,767.6		2,731.8
Short-term investments	930.0		-
Operating cash flow	703.5		2,070.4

1	As a percentage of net sales.
2	Our systems backlog and net bookings include only orders for which written authorizations have been accepted and system shipment and revenue recognition dates within the following 12 months have been assigned.
3	Included in the total number of immersion system recognized in 2012 are 68 of our most advanced immersion technology NXT:1 950i systems (2011: 78).
4	Through December 31, 2012 a total of six NXE:31 00 systems had been shipped. Three of these systems were recognized in net system sales in 2011, one was recognized in 2012, one was shipped under the condition of an operating lease contract and the last one was shipped to a research institute.

The consolidated financial statements included in this Statutory Annual Report are based on IFRS, as adopted by the EU, therefore, the results of operations analysis set out in the remainder of this paragraph is based on IFRS, as adopted by the EU. For a detailed explanation of the differences between U.S. GAAP and IFRS, we refer to pages 53 and 54.

Results of Operations

Set forth below are our consolidated income statement data for the two years ended December 31, 2012 and 2011:

Year ended December 31 (in millions)	2012 EUR	2011 EUR

Total net sales	4,731.5	5,651.0
Cost of sales	2,835.7	3,299.3
Gross profit on sales	1,895.8	2,351.7
Research and development costs	298.1	492.1
Selling, general and administrative costs	256.5	216.1
Operating income	1,341.2	1,643.5
Interest income (expense), net	(3.3)	17.3
Income before income taxes	1,337.9	1,660.8
Provision for income taxes	(35.6)	(166.8)
Net income	1,302.3	1,494.0

ASML STATUTORY ANNUAL REPORT 2012	43

The following table shows a summary of sales (revenue and units sold), gross profit and Average Selling Price (“ASP”) data on an annual and semi-annual basis for the years ended December 31, 2012 and 2011:

	First half year	2012 Second half year	Full year	First half year	2011 Second half year	Full year

Net sales (EUR million)	2,479.6	2,251.9	4,731.5	2,981.6	2,669.4	5,651.0
Net system sales (EUR million)	2,034.8	1,766.8	3,801.6	2,618.0	2,265.9	4,883.9
Net service and field option sales (EUR million)	444.8	485.1	929.9	363.6	403.5	767.1
Total sales of systems (in units)	96	74	170	126	96	222
Total sales of new systems (in units)	89	57	146	114	81	195
Total sales of used systems (in units)	7	17	24	12	15	27
Gross profit as a percentage of net sales	40.8	39.3	40.1	43.1	39.9	41.6
ASP of system sales (EUR million)	21.2	23.9	22.4	20.8	23.6	22.0
ASP of new system sales (EUR million)	22.7	28.1	24.8	22.6	27.2	24.5
ASP of used system sales (EUR million)	2.4	9.7	7.6	3.5	4.0	3.8

Sales

Net sales decreased by EUR 919.5 million, or 16.3 percent, to EUR 4,731.5 million in 2012 from EUR 5,651.0 million in 2011. The decrease in net sales mainly resulted from a decrease in net system sales of EUR 1,082.3 million, or 22.2 percent, to EUR 3,801.6 million in 2012 from EUR 4,883.9 million in 2011, partly offset by an increase in net service and field option sales of EUR 162.8 million or 21.2 percent to EUR 929.9 million in 2012 from EUR 767.1 million in 2011, mainly due the further expansion of Holistic Lithography, integrated metrology and feedback loops. The number of total systems sold decreased by 23.4 percent to 170 systems in 2012 from 222 systems in 2011, mainly caused by decreased demand in Memory, as its major driver, the PC business shrunk compared to 2011. During 2012, the majority of the system sales were generated from Logic.

The ASP of our systems in 2012 EUR 22.4 million is in line with 2011 EUR 22.0 million.

We started 2012 with a systems backlog excluding EUV of 71 systems. In 2012, we booked orders for 148 systems, received order cancellations for 4 systems and recognized sales for 169 systems. This resulted in a systems backlog of 46 as of December 31, 2012.

As of December 31, 2012, our systems backlog excluding EUV was valued at EUR 1,214.1 million and includes 46 systems with an ASP of EUR 26.4 million. As of December 31, 2011, the systems backlog was valued at EUR 1,732.5 million and included 71 systems with an ASP of EUR 24.4 million.

Profitability

Operating income decreased to EUR 1,341.2 million, or 28.3 percent of net sales, in 2012 from an operating income of EUR 1,643.5 million, or 29.1 percent of net sales, in 2011. The EUR 302.3 million decrease was mainly driven by the decrease of gross profit on the system sales of EUR 499.0 million which is partly offset by the decrease in R&D costs of EUR 194.0 million. In 2012, more development expenditures are capitalized as a result of increased developments activities relating to immersion, EUV and holistic lithograph solutions.

Gross profit decreased to EUR 1,895.8 million or 40.1 percent of net sales in 2012 from EUR 2,351.7 million or 41.6 percent of net sales in 2011. Lower gross profit was mainly driven by the decreased number of total systems sold. Gross profit as a percentage of net sales in 2012 decreased compared to 2011, mainly due to increased infrastructure and manufacturing cost, driven primarily by EUV production, lower utilization of our production capacity and higher cost incurred in relation to excess and obsolete inventory as result of technological developments and design changes.

Research and development costs

R&D investments (which include R&D costs net of credits and additions to other intangible assets regarding development expenditures excluding capitalized borrowing costs) of EUR 589.1 million (EUR 298.1 million R&D costs and EUR 291.0 million additions to other intangible assets regarding development expenditures) are in line with 2011 (2011: 590.3 million, of which EUR 492.2 million R&D costs and EUR 98.1 million additions to other intangible assets regarding development expenditures). R&D spending remained stable and mainly related to our strategic programs, in particular EUV, immersion and holistic lithography.

Selling, general and administrative costs

Selling, general and administrative (“SG&A”) costs increased by EUR 40.4 million, or 18.7 percent, to EUR 256.5 million in 2012, or 5.4 percent of net sales, from EUR 216.1 million in 2011, or 3.8 percent of net sales. The increase was mainly driven by transaction costs incurred of EUR 26.1 million related to the Customer Co-Investment Program and

ASML STATUTORY ANNUAL REPORT 2012	44

transaction costs related to the proposed acquisition of Cymer and costs to implement and support IT solutions of EUR 10.2 million.

Interest income (expense), net

Net interest expense in 2012 was EUR 3.3 million compared with a net interest income in 2011 of EUR 17.3 million. Interest income relates to interest earned on our cash and cash equivalents and short-term investments; interest income declined in 2012 due to a lower yield received on cash and cash equivalents and short-term investments, and was more than offset by the interest expense on our outstanding debt.

Income taxes

The effective tax rate was 2.7 percent of income before income taxes in 2012, compared with 10.0 percent of income before income taxes in 2011. The change in the effective tax rate is mainly due to a release of our liability for uncertain tax positions of EUR 92.1 million after successful conclusion of tax audits in different jurisdictions which partly offsets the tax expenses, resulting in an income tax expense of EUR 35.6 million (2011: EUR 166.7 million).

Net income

Net income in 2012 amounted to EUR 1,302.3 million, or 27.5 percent of net sales, representing EUR 3.07 net income per ordinary share, compared with net income in 2011 of EUR 1,494.0 million, or 26.4 percent of net sales, representing EUR 3.51 net income per ordinary share.

Liquidity

ASML seeks to ensure that cash generated from operations, together with the liquidity provided by existing cash and cash equivalents and short-term investments and its borrowing capability, will be sufficient to satisfy its liquidity requirements throughout every phase of the industry cycles.

Our cash and cash equivalents decreased to EUR 1,767.6 million as of December 31, 2012 from EUR 2,731.8 million as of December 31, 2011 and our short-term investments increased to EUR 930.0 million (2011: nil).

We generated net cash from operating activities of EUR 999.3 million and EUR 2,168.5 million in 2012 and 2011, respectively. Lower net cash provided by operating activities in 2012 compared to 2011 relates to decreased sales levels and decreased accrued and other liabilities mainly as a result of lower amounts of EUV down payments received in 2012.

We used EUR 1,413.4 million for investing activities in 2012 and EUR 399.0 million in 2011. In 2012 our investing activities primarily related to our short-term investments in Dutch Treasury Certificates and deposits with the Dutch government of EUR 930.0 million and purchases of property, plant and equipment of EUR 171.9 million and the purchase of intangible assets of EUR 301.2 million.

Net cash used in financing activities was EUR 547.8 million in 2012 compared with net cash used in financing activities of EUR 991.6 million in 2011. In 2012 net cash used in financing activities includes the net cash outflow of EUR 3,728.3 million for the Synthetic Share Buyback, EUR 535.4 million for our regular share buyback programs and EUR 188.9 million for our annual dividend payment, to a large extent offset by the proceeds of EUR 3,853.9 million from issuance of shares under the Customer Co-Investment Program and EUR 53.8 million net proceeds from issuance of shares in connection with the exercise and purchase of employee stock options. In 2011 net cash used in financing activities included the cash outflow of EUR 700.5 million used in our regular share buyback program, our annual dividend payment of EUR 172.6 million and a repayment of deposits from our customers of EUR 150.0 million, partly offset by the net proceeds from issuance of shares in connection with the exercise and purchase of employee stock options of EUR 34.1 million.

Our principal sources of liquidity consist of cash flows from operations, cash and cash equivalents as of December 31, 2012 of EUR 1,767.6 million, short-term investments as of December 31, 2012 of EUR 930.0 million and available credit facilities as of December 31, 2012 of EUR 500.0 million. In addition, we may from time to time raise additional capital in debt and equity markets. Our goal is to remain an investment grade rated company and maintain a capital structure that supports this.

We invest our cash and cash equivalents and short-term investments in short-term deposits with high-rated financial institutions and the Dutch government, in Dutch Treasury Certificates and in AAAm-rated money market funds that invest in high-rated short-term debt securities of financial institutions and governments. Our investments are predominantly denominated in euros and partly in US dollars.

Our available credit facility consists of an EUR 500.0 million committed revolving credit facility from a group of banks that will mature in 2015. The credit facility contains a restrictive covenant that requires us to maintain a minimum

ASML STATUTORY ANNUAL REPORT 2012	45

committed capital to net total assets ratio of 40.0 percent calculated in accordance with contractually agreed definitions. In 2012, we were in compliance with the covenant and currently do not expect any difficulty in continuing to meet our covenant requirement. Outstanding amounts under this credit facility will bear interest at EURIBOR or LIBOR plus a margin that depends on our liquidity position. No amounts were outstanding under this credit facility at the end of 2012 and 2011.

We have repayment obligations in 2017, amounting to EUR 600.0 million, on our 5.75 percent senior notes due 2017 (“Eurobond”). The coupons on the Eurobond have been swapped to a floating rate thereby creating a partial fair value hedge of the floating rate cash flows which we receive from investments of our cash and cash equivalents and short-term investments.

Our liquidity needs are affected by many factors, some of which are based on the normal on-going operations of the business, and others that relate to the uncertainties of the global economy and the semiconductor industry. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated from operations, together with the liquidity provided by existing cash and cash equivalents and short-term investments and our borrowing capability are sufficient to satisfy our current requirements, including our 2013 capital expenditures. We intend to return cash to our shareholders on a regular basis in the form of dividend payments and, subject to our actual and anticipated liquidity requirements and other relevant factors, share buybacks or capital repayment.

Trend Information

The year 2012 was characterized by a decreased demand for lithography imaging systems. Customers mainly decreased their Memory capacity investments as the PC business shrunk compared to 2011. The majority of the system sales was generated from Logic.

The following table sets forth our systems backlog, excluding EUV, as of December 31, 2012 and 2011.

Year ended December 31	2012	2011

New systems backlog excluding EUV (in units)	40	61
Used systems backlog excluding EUV (in units)	6	10
Total systems backlog excluding EUV (in units)	46	71
Value of new systems backlog excluding EUV (EUR million)	1,190.1	1,702.7
Value of used systems backlog excluding EUV (EUR million)	24.0	29.8
Total value of systems backlog excluding EUV (EUR million)	1,214.1	1,732.5
ASP of new systems backlog excluding EUV (EUR million)	29.8	27.9
ASP of used systems backlog excluding EUV (EUR million)	4.0	3.0
ASP of total systems backlog excluding EUV (EUR million)	26.4	24.4

Outlook

Our systems backlog includes only orders for which written authorizations have been accepted and system shipment and revenue recognition dates within 12 months have been assigned. Historically, orders have been subject to cancellation or delay by the customer. Due to possible customer changes in delivery schedules and to cancellation of orders, our systems backlog at any particular date is not necessarily indicative of actual sales for any succeeding period.

We expect net sales for 2013 to be in line with 2012 supported by the strategic technology transition need for very lithography-intensive 14-20 nm foundry and logic nodes. These nodes will enable the next generation portable products, for which all semiconductor architecture leaders have designs pending and need initial capacity. In addition we will ship our first NXE:3300B EUV tool in the second quarter targeting for a maximum of 11 potential shipments in 2013.

In the fourth quarter of 2012, we announced the intended cash-and-stock acquisition of lithographic light source supplier Cymer. As part of the regulatory review process, clearance has been granted by the U.S. Committee on Foreign Investment in the United States (CFIUS) and German anti-trust authorities. Completion of the merger is subject to customary closing conditions, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Act and receipt of approvals under other foreign competition laws. On February 5, 2013, the Cymer Stockholders approved the merger agreement. We continue to expect the transaction to close in the first half of 2013. See also “Cymer Merger”.

ASML STATUTORY ANNUAL REPORT 2012	46

Subject to market conditions, we expect that our capital expenditures (purchases of property, plant and equipment) in 2013 will be approximately EUR 369.8 million (2012: EUR 171.9 million). These expenditures will mainly consist of investments used for the finalization of capacity expansion of EUV production facilities, which we plan to finalize by the end of 2014, and expansion of our facilities to support our 450mm activities. We expect to finance these capital expenditures through cash generated by operations and cash and cash equivalents.

We expect our headcount (both fixed and flex employees) to increase during 2013, mainly following from the acceleration of our R&D activities.

Customer Co-Investment Program

Overview

On July 9, 2012, we announced our Customer Co-Investment Program to accelerate our development of EUV technology beyond the current generation and our development of future 450mm silicon wafer technology. The participating customers agreed to fund EUR 1.38 billion of our research and development projects from 2013 through 2017. This program creates risk sharing with some of our largest customers while the results of ASML’s development programs will be available to every semiconductor manufacturer with no restrictions. The R&D funding program in the Customer Co-Investment Program consists of two funding projects: a 450mm technology development project and a next-generation EUV development project. ASML has entered into Non Recurring Engineering (“NRE”) funding agreements with the participating customers.

In addition to the funding commitments described above, the participating customers have invested in ordinary shares equal, in aggregate, to 23 percent of ASML’s issued share capital (calculated giving effect to our Synthetic Share Buyback in November 2012). The proceeds of the share issuance, EUR 3.85 billion, were returned to the holders of ordinary shares (excluding the participating customers) through a Synthetic Share Buyback executed in November 2012. For further information regarding the Synthetic Share Buyback, see Note 18 to our consolidated financial statements.

Description of Investment Agreements, Shareholder Agreements and NRE Funding Agreements

In connection with the Customer Co-Investment Program, ASML entered into an investment agreement, a shareholder agreement and NRE funding agreements with each of the participating customers. Intel is the largest participant in the program, with an aggregate funding commitment of EUR 829 million and an investment in 15 percent of our ordinary shares (calculated giving effect to our Synthetic Share Buyback in November 2012). A description of the investment agreement, shareholders agreement and NRE funding agreements between ASML and Intel is set out below. The agreements between ASML and the other program participants - TSMC (which acquired 5 percent of our shares and made a EUR 277 million funding commitment) and Samsung (which acquired 3 percent of our shares and made a EUR 276 million funding commitment) are on substantially the same terms as those agreed with Intel. Shares were acquired by Dutch foundations (“Stichtingen”) established for each participant.

Investment Agreements

Pursuant to the investment agreement between ASML and Intel, dated July 9, 2012 (“the Intel Investment Agreement”), ASML has issued and delivered to Intel Stichting ordinary shares equal to 15 percent of the issued ordinary shares with simultaneous issuance by the Intel Stichting to Intel of the corresponding depositary receipts.

Pursuant to the investment agreement between ASML and TSMC, dated August 5, 2012 (the “TSMC Investment Agreement”) ASML has issued and delivered to Stichting Administratiekantoor TSMC (“TSMC Stichting”) ordinary shares equal to 5 percent of the issued ordinary shares with simultaneous issuance by the TSMC Stichting to TSMC of the corresponding depositary receipts.

Pursuant to the investment agreement between ASML and Samsung, dated August 27, 2012 (the “Samsung Investment Agreement” and together with the Intel Investment Agreement and TSMC Investment Agreement, the “Investment Agreements”), ASML has issued and delivered to the Samsung Stichting ordinary shares equal to 3 percent of the issued ordinary shares with simultaneous issuance by the Samsung Stichting to Samsung of the corresponding depositary receipts.

The subscription price for the ordinary shares under the Investment Agreements was EUR 39.91 per ordinary share, which is the average of the volume weighted average price of the ordinary shares on NYSE Euronext Amsterdam for the twenty trading days up to and including July 6, 2012.

ASML STATUTORY ANNUAL REPORT 2012	47

Based upon the subscription price (EUR 39.91) included in the Investment Agreements, the equity participation of Intel (15 percent), TSMC (5 percent) and Samsung (3 percent) amount to EUR 2,513 million, EUR 838 million and EUR 503 million, respectively.

Under the Intel Investment Agreements, ASML has agreed to indemnify the participating customers and their affiliates for certain losses and expenses related to breaches of representations, warranties, covenants and agreements in the Investment Agreements and with respect to certain legal proceedings related thereto, subject to certain limitations.

Shareholder Agreements

In connection with the issuance of shares pursuant to the Intel Investment Agreement, on September 12, 2012 ASML, Intel and the Intel Stichting entered into a shareholder agreement (the “Shareholder Agreement”) which governs certain matters relating to the holding of and further investment by Intel in ordinary shares of ASML, directly and indirectly through the Intel Stichting, including the matters described below.

The shareholder agreements between ASML and the other program participants (TSMC and Samsung) are on substantially the same terms as those agreed with Intel.

Voting Restrictions

Pursuant to the Intel Shareholder Agreement, Intel (and the Intel Stichting) will not be entitled to vote the ordinary shares acquired by the Intel Stichting as part of the Customer Co-Investment Program or any other ASML ordinary shares otherwise transferred to the Intel Stichting (under the circumstances described under “Standstill; Additional Purchases” below) prior to a Shareholder Agreement Termination Event (as defined below), except when a Suspension Event (as described below) occurs and is continuing or where the following matters are proposed at any General Meeting (the “Voting Restrictions”): (i) an issuance of ASML shares or grant of rights to subscribe for ASML shares representing 25 percent or more of the issued and outstanding share capital of ASML or the restriction or exclusion of pre-emption rights relating thereto (in each case, on an aggregate basis during the preceding 12 months) or the designation of the Board of Management as the authorized body to resolve on these matters; (ii) an authorization to repurchase 25 percent or more of ASML’s issued and outstanding share capital on an aggregate basis during the preceding 12 months; (iii) the approval of a significant change in the identity or nature of ASML or our business, including a transfer of all or substantially all business or assets of ASML and our subsidiaries to a third party, the establishment or cancellation of a long-lasting cooperation of essential importance with a third party and an acquisition or disposition of an interest in the capital or assets of a person with a value of at least one third of the assets of ASML (on a consolidated basis); (iv) an amendment to ASML’s Articles of Association that would materially affect the specific voting rights of Intel, would materially affect the identity or nature of ASML or our business, or would disproportionately (or uniquely) and adversely affect the rights or benefits attached to or derived from the ordinary shares held by Intel through the Intel Stichting as compared to the shareholders; (v) the dissolution of ASML; and (vi) any merger or demerger which would result in a material change in the identity or nature of ASML or its business.

Standstill, Lock-up and Orderly Market Arrangements

Standstill; Additional Purchases

Subject to certain exceptions, pursuant to the Shareholder Agreement, Intel (or its affiliates) may not, prior to the six-year anniversary of the date of the Intel Shareholder Agreement (the “Standstill Period”), acquire more than 19.9 percent of the outstanding share capital of ASML without ASML’s prior approval (the “Standstill Restriction”). There is an exception from the Standstill Restriction in the case of a ‘suspension event’, which includes certain circumstances where a third party has acquired or made an offer to acquire at least 20 percent of ASML’s outstanding shares, and the Standstill Restriction will terminate upon the occurrence of a Shareholder Agreement Termination Event.

The Shareholder Agreement permits Intel (and its affiliates) to acquire up to 4.99 percent of ASML’s outstanding shares (other than shares acquired through the Customer Co-Investment Program) that may be held outside the Intel Stichting. For any additional ASML shares that Intel (or its affiliates) acquires in excess of 4.99 percent of the outstanding shares of ASML, Intel is required to deposit such shares with the Intel Stichting in exchange for Depositary Receipts. Shares held directly by Intel or its affiliates (and which not required to be deposited with the Intel Stichting) are not subject to the Voting Restrictions, or Lock-Up Restrictions (as defined below), but are subject to the Standstill Restriction.

The Intel Stichting will continue to hold ASML shares owned by Intel (notwithstanding termination of the Standstill Period) until the earlier of (i) such time as Intel owns (directly or through the Intel Stichting) less than 2 percent of ASML’s outstanding shares (the relevant percentage is 1 percent for the other participating customers) (ii) the date of notification to ASML by participating customers that the aggregate amount of ASML’s outstanding shares owned by Intel and

ASML STATUTORY ANNUAL REPORT 2012	48

the other participating customers represents less than 5 percent of ASML’s outstanding shares and (iii) a Shareholder Agreement Termination Event (as defined below), following which time Depositary Receipts will be exchanged for the underlying ASML shares. In case Intel would acquire ASML shares within 18 months after an event described under (i) or (ii) above, any ASML shares held by Intel in excess of 4.99 percent of the outstanding shares of ASML must be transferred to (and held by) the Intel Stichting.

Lock-up; Orderly Sell Down

Intel may not, without prior written consent of ASML, transfer any ordinary shares or Depositary Receipts until the earliest of (i) two years and six months after the date of the Intel Shareholder Agreement, (ii) termination of the NRE funding agreements, and (iii) the occurrence of a Shareholder Agreement Termination Event ((i), (ii) and (iii) together, the “Lock-Up Restriction”). The Lock-Up Restriction does not apply in certain circumstances where a third party offers to acquire at least 20 percent of ASML’s shares. Intel is not permitted to transfer the ASML ordinary shares it acquired in the program in connection with an offer (before the end of the offer), or make any public statement in support of such offer, that is not recommended by the ASML Supervisory Board or Management Board, except in limited circumstances.

In addition, Intel may not (even after the Lock-Up Period has ended), without written consent of ASML, transfer on NYSE Euronext Amsterdam, NASDAQ or another securities exchange more than (i) in respect of Intel, 4 percent of the outstanding shares of ASML (the relevant percentage is 1.5 percent for Samsung and 2.5 percent for TSMC). There are also restrictions on Intel’s ability to transfer ASML shares to certain competitors or customers of ASML.

Termination

The Intel Shareholder Agreement will terminate upon the occurrence of the following events (each a “Shareholder Agreement Termination Event”) (i) certain change of control transactions were the shareholders of ASML prior to such a transaction are no longer entitled to exercise at least 50 percent of the votes in the General Meeting following such transaction, (ii) in the event of a delisting of the Ordinary Shares from NYSE Euronext Amsterdam or de listing from NASDAQ (except for certain voluntary delistings from NASDAQ), (iii) the winding up or liquidation of ASML, or (vi) in the event that all Depositary Receipts are exchanged for ASML shares and Intel does not acquire ASML shares in excess of 4.99 percent of the outstanding ASML shares within 18 months of such exchange (see “Standstill; Additional Purchases” above).

NRE Funding Agreements

On July 9, 2012, ASML and Intel entered into two NRE funding agreements pursuant to which Intel will support ASML’s R&D costs and project expenditures. One agreement relates to the development of 450mm lithography equipment (the “Intel 450mm NRE Funding Agreement”) and the other relates to the development of EUV lithography equipment (the “Intel EUV NRE Funding Agreement” and together with the Intel 450mm NRE Funding Agreement, the “Intel NRE Funding Agreements”). Intel has committed to provide EUR 553 million in funding under the Intel 450mm NRE Funding Agreement and EUR 276 million in funding under the Intel EUV NRE Funding Agreement, payable over the respective terms (2013-2017) of the Intel NRE Funding Agreements.

On August 5, 2012, ASML and TSMC entered into the TSMC NRE funding agreement (the “TSMC NRE Funding Agreement”) pursuant to which TSMC will support ASML’s R&D costs and project expenditures relating to the development of 450mm lithography equipment and EUV platforms. TSMC has committed to provide EUR 277 million in funding payable over the term (2013-2017) of the TSMC NRE Funding Agreement.

On August 27, 2012, ASML and Samsung entered into the Samsung NRE funding agreement (the “Samsung NRE Funding Agreement”) pursuant to which Samsung will support ASML’s R&D costs and project expenditures relating to the development of 300mm / 450mm lithography equipment and EUV platforms. Samsung has committed to provide EUR 276 million in funding payable over the term (2013-2017) of the Samsung NRE Funding Agreement.

Under the Intel NRE Funding Agreements, the TSMC NRE Funding Agreement, and the Samsung NRE Funding Agreement (together the “NRE Funding Agreements”), ASML will retain sole control over the development of 450mm photo lithography equipment and EUV platforms and will own all intellectual property created by ASML in connection therewith. The NRE Funding Agreements provide that if ASML, in its reasonable discretion, determines to abandon either the 450mm or EUV development project, as a result of technical infeasibility or lack of sufficient industry demand, or if the then remaining funding exceeds the expenditure estimate for the development project (450mm or EUV) then the parties may agree on an alternative development project, and if no alternative is agreed, ASML may invoice the participating customers for the remaining due portion of committed funding during each year of the remaining funding period in which ASML’s actual gross R&D expenditures exceed a minimum threshold specified in the NRE

ASML STATUTORY ANNUAL REPORT 2012	49

Funding Agreements. The NRE Funding Agreements will terminate on December 31, 2017 or upon pre-payment by the participating customer of the aggregate amount of funding owed under its respective NRE Funding Agreement.

Commercial Agreement

On July 9, 2012, ASML and Intel entered into a Commercial Agreement, pursuant to which ASML and Intel established a contractual framework for Intel to purchase equipment related to the 450mm and EUV next-generation lithography equipment. Under this agreement, Intel has committed to purchase specified numbers of 450mm and EUV tools. The agreement sets forth pricing terms for the tools as well as milestones related to product deliveries, and provides for certain commercial discounts in the form of credits in exchange for Intel’s early purchase commitments and volume purchase commitments and for specified additional credits in the event that certain schedules are not met. In addition, subject to certain conditions, ASML has agreed to install sufficient capacity to meet Intel’s forecasted 450mm lithography equipment needs through 2022.

For further details regarding the share issuances to the participating customers and the Synthetic Share Buyback effectuated in connection with our Customer Co-Investment Program, see Note 18 and Note 35.

Cymer Merger

The Merger

On October 16, 2012, we entered into a merger agreement with Cymer, a company engaged in the development, manufacturing and marketing of light sources for sale to customers who manufacture photolithography tools in the semiconductor equipment industry (the “Merger Agreement”), under which ASML will acquire all outstanding shares of common stock of Cymer for a consideration per Cymer share of Cymer common stock of USD 20.00 in cash and a fixed ratio of 1.1502 ASML Ordinary Shares. Completion of the acquisition is subject to customary closing conditions, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Act and receipt of approvals under other foreign competition laws. On February 5, 2013, the Cymer Stockholders approved the merger agreement. We expect the transaction to close in the first half of 2013, there is no assurance that the transaction will be completed within the expected time period or at all.

The Merger Agreement

Merger Consideration

The Merger Agreement provides that each share of Cymer common stock outstanding immediately prior to the consummation of the Merger (other than shares owned by ASML, ASML US Inc. (“Holdco”), Kona Acquisition Company Inc. (“Merger Sub”), Kona Technologies LLC (“Merger Sub 2”), any other wholly owned subsidiary of ASML, or held in the treasury of Cymer or owned by any wholly owned subsidiary of Cymer (the “Excluded Shares” )) will be converted into the right to receive from Holdco (i) USD 20.00 in cash, without interest thereon, and (ii) 1.1502 ASML Ordinary Shares. No fractional Ordinary Shares will be issued. In lieu of fractional Ordinary Shares, Cymer stockholders that would otherwise be entitled to a fractional Ordinary Share will receive in cash an amount equal to the product of the ASML Share Price (as defined in the Merger Agreement) and the fractional Ordinary Share to which such holder would otherwise be entitled.

In addition, for purposes of complying with requirements of Dutch law, upon consummation of the merger, each holder of Cymer capital stock (other than holders of Excluded Shares) will be entitled to receive the Dutch Compensation Amount (as defined in the Merger Agreement) from ASML, to be set off against the obligation to pay up the Ordinary Shares as described below. By virtue of the Merger, each Cymer stockholder will be deemed to have subscribed for the Ordinary Shares to be issued to such holder pursuant to the Merger. In accordance with the laws of The Netherlands, each Cymer stockholder, as a result of such deemed subscription, will be obligated to pay up such Ordinary Shares in an amount, determined solely for the purpose of satisfying such obligation, equal to the Dutch Compensation Amount to which such holder is entitled by virtue of the Merger. Such obligation will be satisfied by such Cymer stockholder by set off by ASML of such obligation against the right of such Cymer common stockholder to receive from ASML the Dutch Compensation Amount, and will have no effect on the receipt by a Cymer common stockholder of the merger consideration.

Conditions to the Merger

Each party’s obligation to effect the Merger is subject to satisfaction or waiver, at or prior to the closing of the merger, of certain conditions, including, among other things, certain regulatory approvals (including the expiration or termination

ASML STATUTORY ANNUAL REPORT 2012	50

of all applicable waiting periods under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and approval of the Committee on Foreign Investment in the United States), obtaining certain required clearances under certain foreign merger control laws, effectiveness of the registration statement filed in the United States relating to the Merger, and the accuracy of certain representations and warranties provided by each party under the Merger Agreement.

Representations and Warranties

The Merger Agreement contains representations and warranties that Cymer, on the one hand, and ASML, Holdco, Merger Sub and Merger Sub 2, on the other hand, have made to each other, including, among other things, organization, corporate power and authority, financial condition, compliance with laws, environmental matters, intellectual property, real property and availability of cash consideration.

Covenants

The Merger Agreement contains covenants of both parties, including restrictions on Cymer with regard to the ability to, among other things, issue, sell, pledge or redeem shares of Cymer common stock, make acquisitions or investments, dispose of assets, create security rights and incur indebtedness. In the Merger Agreement, the parties have stated their intent that, subject to the terms of the Merger Agreement, ASML and its subsidiaries are free to conduct their businesses and operations without restrictions between the date of the Merger Agreement and the closing of the merger, except for certain restrictions on the ability of ASML to redeem Ordinary Shares, pay dividends or otherwise make a payment to holders of Ordinary Shares (other than pursuant to the Synthetic Share Buyback) and the entering into contracts that could reasonably be expected to prevent or materially delay the consummation of the Merger.

For a period of six years after consummation of the Merger, ASML and the surviving entity will, to the fullest extent permitted under applicable law, indemnify and hold harmless, each of Cymer’s and its subsidiaries’ present and former directors, officers and employees against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation to the extent they were indemnified under Cymer’s articles, bylaws and indemnification contracts in effect as of the date of the Merger Agreement with respect to any action or omission in their capacity as an officer, director or employee, at or prior to the consummation of the merger.

Termination

The Merger Agreement may be terminated at any time prior to the effective time of the merger, (i) by the mutual written consent of ASML and Cymer and (ii) by ASML or Cymer if (a) a court or governmental entity issues a final order prohibiting the Merger, (b) the Cymer stockholders do not approve the Merger Agreement, (c) the Merger is not consummated on or before July 16, 2013 and parties have not extended this date, (d) the other party has breached or failed to perform its representations and warranties, covenants or agreements in the Merger Agreement or (e) the Cymer board changes its recommendation to Cymer stockholders to approve the Merger Agreement or fails to include its recommendation in the proxy statement/prospectus that has been filed with the SEC.

All costs and expenses incurred by the parties in connection with the Merger Agreement and the transactions contemplated thereby are to be paid by the party that has incurred such costs and expenses, whether or not the Merger is consummated. However, Cymer must pay ASML a termination fee of USD 75 million if the Merger Agreement is terminated on certain grounds including, among other things, termination because the Cymer board changes its recommendation to Cymer stockholders to approve the Merger Agreement in connection with a superior acquisition proposal or an intervening event or (subject to certain conditions) the Merger is not consummated on or before July 16, 2013 (or any date to which the termination date is extended, but not later than October 16, 2013).

Remuneration of the Supervisory Board

The remuneration of the members of the Supervisory Board is not dependent on our financial results. No member of the Supervisory Board personally maintains a business relationship with ASML other than as a member of the Supervisory Board. The Remuneration Committee is responsible for reviewing and, if appropriate, recommending changes to the remuneration of the Supervisory Board. Any recommended changes to the remuneration of the members of the Supervisory Board must be submitted to the General Meeting of Shareholders for approval. For more details regarding the remuneration of the Supervisory Board we refer to Note 30 to our consolidated financial statements.

ASML STATUTORY ANNUAL REPORT 2012	51

Remuneration of the Board of Management

The remuneration of the individual members of the Board of Management is determined by the Supervisory Board based on the advice of the Remuneration Committee of the Supervisory Board. For more details regarding the remuneration of the Board of Management, we refer to the Corporate Governance Paragraph and Note 30 to our consolidated financial statements.

Corporate Governance

ASML continuously monitors and assesses applicable Dutch, U.S., and other relevant corporate governance codes, rules, and regulations. ASML is subject to the Code, as ASML is registered in the Netherlands and is listed on NYSE Euronext Amsterdam. For more details we refer to the Corporate Governance Paragraph.

Directors’ Responsibility Statement

The Directors’ Responsibility Statement is included in this report on pages 55 and 56.

Sustainability Report 2012

Sustainability over the long term is essential in the relationship between ASML and its customers, because customers rely on us for their long-term roadmaps towards smarter and more energy efficient microchips.

Sustainability Governance

In 2009, ASML decided to significantly strengthen its commitment in the area of sustainability by setting a number of stringent objectives to be reached by 2015. It is the mission of the Sustainability Board to monitor the realization of these objectives. The mandate given by the Board of Management to the Sustainability Board is to review and make recommendations on our sustainability management system and policies, authorize or recommend plans to the Board of Management, provide guidance to management on objectives and targets, monitor and provide guidance on sustainability performance and targets, monitor and oversee sustainability risk management review and monitor stakeholder relations, and review and make recommendations on sustainability impacts of major business decisions. The Sustainability Board also determines the scope, provides input, and recommends to the Board of Management adoption of the Sustainability Report.

In 2010, the Sustainability Board established the Corporate Sustainability department to coordinate the implementation of the overall sustainability strategy and policies on a day-to-day basis.

In 2011, senior management decided to expand the Sustainability Governance structure by nominating a ‘domain owner’ for each of the four strategic focus areas. Domain owners are responsible for coordinating the implementation of the sustainability goals in their respective domains.

In 2012, as result of the nomination of domain owners in 2011, the implementation of our sustainability strategy accelerated, leading to achievement of several of our targets earlier than anticipated.

Sustainability Strategy

Our customers want chip-making machines that produce more chips faster, using less energy and fewer natural resources, at a similar cost. They also want us, as their supplier, to operate according to the highest environmental, social and governance standards. Our sustainability strategy thus goes hand in hand with our business strategy, aimed at maintaining and further developing our position as a technology leader in the semiconductor industry.

ASML’s sustainability strategy focuses on four domains: sustainable operations, sustainable products, sustainable value chain and sustainable culture:

•	Focusing on sustainable operations means we seek to reduce the environmental impact of both our manufacturing process and our research and development activities;
•

Providing sustainable product means we continuously strive to make our chip-making machines more efficient, enabling our customers to reduce their energy and natural resources consumption per chip produced;

•

Focusing on a sustainable value chain signifies our ambition to stimulate our suppliers to meet increasingly high sustainability standards and to enable our customers to positively influence their impact on environment and society;

ASML STATUTORY ANNUAL REPORT 2012	52

•

Focusing on a sustainable culture means we seek to provide a working environment that inspires our highly-skilled workforce and respects their cultural and individual differences. It also means we seek to make a positive contribution to the well-being of the communities in which we operate.

U.S. GAAP and Dutch Statutory Annual Reports

General

ASML prepares two sets of financial statements, one based on U.S. GAAP and one based on Dutch law and IFRS as adopted by the EU. By means of regulation 1606/2002, the European Commission has stipulated that all listed companies within the European Union member states are required to prepare their consolidated financial statements under IFRS as adopted by the EU as from January 1, 2005.

The consolidated financial statements included in this Statutory Annual Report are based on IFRS as adopted by the EU. For internal and external reporting purposes, ASML follows U.S. GAAP, which is ASML’s primary accounting standard for setting financial and operational performance targets.

ASML’s Annual Report on Form 20-F, which is based on U.S. GAAP, may contain additional information next to its Statutory Annual Report. The Annual Report on Form 20-F, the U.S. GAAP quarterly press releases (including summary U.S. GAAP and IFRS consolidated financial statements), the Statutory Interim Report and the Statutory Annual Report are available on ASML’s website at www.asml.com. For the periods presented in this Statutory Annual Report, the main differences between IFRS and U.S. GAAP for ASML relate to the following:

Year ended December 31 (in thousands)	2012 EUR	2011 EUR

Net income based on U.S. GAAP	1,146,316	1,466,960
Capitalization of development expenditures	164,736	(2,219)
Share-based payments	(959)	(315)
Reversal of write-downs	(7,159)	4,620
Income taxes	(587)	25,025
Net income based on IFRS	1,302,347	1,494,071

As of December 31 (in thousands)	2012 EUR	2011 EUR

Equity under U.S. GAAP	4,066,893	3,444,154
Capitalization of development expenditures	396,894	232,995
Share-based payments	4,061	2,711
Reversal of write-downs	-	7,166
Income taxes	30,354	32,779

Equity under IFRS	4,498,202	3,719,805

Development expenditures

Under IFRS, ASML applies IAS 38, “Intangible Assets”. In accordance with IAS 38, ASML capitalizes certain development expenditures that are amortized over the expected useful life of the related product generally ranging between one and three years. Amortization starts when the developed product is ready for volume production.

Under U.S. GAAP, ASML applies ASC 730, “Research and Development”. In accordance with ASC 730, ASML charges costs relating to research and development to operating expense as incurred.

Share-based payments

Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options and stock granted to its employees after November 7, 2002. Under IFRS, at period end a deferred tax asset is computed on the basis of the tax deduction for the share-based payments under the applicable tax law and is recognized to the extent it is probable that future taxable profit will be available against which these deductible temporary differences will be utilized. Therefore, changes in the ASML’s share price do affect the deferred tax asset at period-end and result in adjustments to the deferred tax asset.

As of January 1, 2006, ASML applies ASC 718 “Compensation - Stock Compensation” which requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the

ASML STATUTORY ANNUAL REPORT 2012	53

grant-date fair value of those instruments. ASC 718’s general principle is that a deferred tax asset is established as we recognize compensation costs for commercial purposes for awards that are expected to result in a tax deduction under existing tax law. Under U.S. GAAP, the deferred tax recorded on share-based compensation is computed on the basis of the expense recognized in the financial statements. Therefore, changes in ASML’s share price do not affect the deferred tax asset recorded in our financial statements.

Reversal of write-downs

Under IFRS, ASML applies IAS 2 (revised), “Inventories”. In accordance with IAS 2, reversal of a prior period write-down as a result of a subsequent increase in value of inventory should be recognized in the period in which the value increase occurs.

Under U.S. GAAP, ASML applies ASC 330 “Inventory”. In accordance with ASC 330 reversal of a write-down is prohibited as a write-down creates a new cost basis.

Income taxes

Under IFRS, ASML applies IAS 12, “Income Taxes” beginning from January 1, 2005. In accordance with IAS 12 unrealized net income resulting from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which deferred taxes must be recognized in consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.

Under U.S. GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which prepaid taxes must be recognized in consolidation. Contrary to IFRS, the prepaid taxes under U.S. GAAP are calculated based on the tax rate applicable in the seller’s rather than the purchaser’s tax jurisdiction.

Statutory Interim Report 2012

On July 18, 2012 we published our Statutory Interim Report for the six-month period ended July 1st, 2012. This report includes Consolidated Condensed Interim Financial Statements prepared in accordance with IAS 34, an interim management board report, and a managing directors’ statement. The Statutory Interim Report comprises regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

The Board of Management,

Veldhoven, February 12, 2013

ASML STATUTORY ANNUAL REPORT 2012	54

Directors’ Responsibility Statement

Managing Directors’ Statement (EU Transparency Directive)

The Board of Management hereby declares that, to the best of its knowledge, the statutory financial statements prepared in accordance with IFRS as adopted by the EU and Title 9 of Part 2 of the Netherlands Civil Code provide a true and fair view of the assets, liabilities, financial position and profit or loss of ASML Holding N.V. and the undertakings included in the consolidation taken as a whole and that the management report includes a fair review concerning the position as per the statement of financial position date, the development and performance of ASML Holding N.V. and the undertakings included in the consolidation taken as a whole, together with the principal risk and uncertainties that they face.

In Control Statement (Dutch Corporate Governance Code)

As the Board of Management of ASML Holding N.V., we hereby state that we are responsible for the design, implementation and operation of ASML’s internal risk management and control systems. The purpose of these systems is to adequately and effectively manage the significant risks to which ASML is exposed. Such systems can never provide absolute assurance regarding achievement of corporate objectives, nor can they provide an absolute assurance that material errors, losses, fraud and the violation of laws or regulations will not occur.

Financial reporting risks

To comply with our duties in the area of internal risk management and control systems with respect to financial reporting risks, we use various measures including but not limited to:

•	monthly operational review meetings of the Board of Management with ASML’s senior management on financial performance and realization of operational objectives and responses to emerging issues;
•	semi-annual financial planning meetings of the Board of Management with ASML’s senior management;
•	monthly meetings with ASML’s Chief Executive Officer, Chief Financial Officer and senior finance management focusing on monthly financial figures;
•	monthly and quarterly financial reporting, mainly to ASML’s senior management;
•

letters of representation that are signed by ASML’s key senior management members on a semi-annual basis in which they confirm that for their responsible area based upon their knowledge (i) an effective system of internal controls and procedures is maintained and (ii) the financial reports fairly present the financial position, results of operations and cash flows;

•	assessments by ASML’s Disclosure Committee with respect to the timely review, disclosure, and evaluation of periodic (financial) reports;
•	assessments by ASML’s Disclosure Committee with respect to internal controls in light of among others the requirements under the Sarbanes-Oxley Act of 2002 and the Dutch Corporate Governance Code;
•	discussions on management letters and audit reports provided by ASML’s internal and external auditors within our Board of Management and Supervisory Board;
•	ASML’s Business Principles;
•	ASML’s Internal Guidelines on Ethical Business Conduct, including the Complaints Procedure and related whistleblower mechanism; and
•	ASML’s Anti-Fraud Policy, which facilitates the development of controls which will aid in prevention, deterrence and detection of fraud against ASML.

We acknowledge the importance of internal control and risk management systems. Therefore, in 2004, ASML executed the SOX Project to establish a framework to properly manage internal controls over financial reporting, which is required per section 404 of the Sarbanes-Oxley Act of 2002 (“SOX 404”). The results of ASML’s assessment of the effectiveness of this framework, which is based on the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) model, as well as significant changes and improvements, are regularly reported to and discussed with ASML’s Audit Committee and external auditors. The Audit Committee reports about these subjects to the Supervisory Board on a regular basis. In addition, once a year, the Board of Management discusses the implementation of this internal control framework, as well as significant changes and major improvements in internal controls, with the Audit Committee and the full Supervisory Board.

ASML STATUTORY ANNUAL REPORT 2012	55

Summary

Based on the outcome of the above-mentioned measures and to the best of its knowledge and belief, the Board of Management states that:

1.	the above-mentioned measures provide a reasonable level of assurance that ASML’s financial statements as of and for the year ended December 31, 2012 fairly present in all material respects the financial condition, results of operations and cash flows of ASML and that ASML’s financial statements as of and for the year ended December 31, 2012 do not contain any material inaccuracy;
2.	the internal risk management and control systems provide a reasonable assurance that the financial reporting does not contain any errors of material importance and have worked adequately in 2012; and
3.	there are no indications that ASML’s internal controls over financial reporting will not operate effectively in 2013.

ASML’s Board of Management is currently not aware of any significant change in ASML’s internal control over financial reporting that occurred during 2012 that has materially affected, or is reasonably likely to materially affect, ASML’s effectiveness of internal control over financial reporting.

Operational/strategic risks and legal and regulatory risks

To comply with our duties in the area of internal risk management and control systems with respect to operational/strategic risks and legal and regulatory risks, we use various measures among which:

•	strategic evaluations of ASML’s business by the Board of Management in consultation with the Supervisory Board;
•	semi-annual senior management meetings, which are conducted to assess ASML’s corporate initiatives which are launched in order to execute ASML’s strategy;
•	monthly operational review meetings of the Board of Management with ASML’s senior management on financial performance and realization of operational objectives and responses to emerging issues;
•	bi-annual financial planning meetings of the Board of Management with ASML’s senior management;
•	monthly (internal) and quarterly (public) financial reporting;
•

letters of representation that are signed by ASML’s key senior management members on a semi-annual basis in which they confirm their responsibility for assessing business risks and ensuring appropriate risk mitigation for their responsible area based upon their knowledge;

•

annual risk review, including a specific risk discussion, by the Board of Management with ASML’s senior management to review key strategic risks and define appropriate mitigating actions. Outcomes of the review and progress updates are reported to the Audit Committee annually;

•	ASML’s Business Principles;
•	ASML’s Internal Guidelines on Ethical Business Conduct, including the Complaints Procedure and related whistleblower mechanism; and
•	ASML’s Anti-Fraud Policy, which facilitates the development of controls which will aid in prevention, deterrence and detection of fraud against ASML.

The establishment of ASML’s internal control and risk management systems is based on the identification of external and internal risk factors that could influence the operational and financial objectives of ASML and contains a system of monitoring, reporting and operational reviews. All material risk management activities have been discussed with the Audit Committee and the Supervisory Board. For more information on our risk management activities and our internal control and risk management systems, we refer to Internal Risk Management and Control Systems, External Factors included in ASML’s Corporate Governance Paragraph. For a summary of ASML’s Risk Factors, we refer to our Management Board Report in this Statutory Annual Report.

The Board of Management,

Eric Meurice, President, Chief Executive Officer

Peter T.F.M. Wennink, Executive Vice President, Chief Financial Officer

Martin A. van den Brink, Executive Vice President, Chief Product and Technology Officer

Frits J. van Hout, Executive Vice President, Chief Marketing Officer

Frédéric J.M. Schneider-Maunoury, Executive Vice President, Chief Operations Officer

Veldhoven, February 12, 2013

ASML STATUTORY ANNUAL REPORT 2012	56

Statutory Financial Statements

Consolidated Financial Statements

60	Consolidated Income Statement

60	Consolidated Statement of Comprehensive Income

61	Consolidated Statement of Financial Position

62	Consolidated Statement of Changes in Equity

63	Consolidated Statement of Cash Flows

64	Notes to the Consolidated Financial Statements

ASML STATUTORY ANNUAL REPORT 2012	59

Consolidated Income Statement

Notes	Year ended December 31 (in thousands, except per share data)	2012 EUR	2011 EUR

28	Net system sales	3,801,632	4,883,913
	Net service and field option sales	929,923	767,122

28	Total net sales	4,731,555	5,651,035
	Cost of system sales	2,308,315	2,891,579
	Cost of service and field option sales	527,377	407,714

29	Total cost of sales	2,835,692	3,299,293

	Gross profit on sales	1,895,863	2,351,742
29, 31	Research and development costs	298,052	492,184
29	Selling, general and administrative costs	256,479	216,055

	Operating income	1,341,332	1,643,503
32	Interest income	16,585	43,668
32	Interest expense	(20,008)	(26,361)

	Income before income taxes	1,337,909	1,660,810
26	Provision for income taxes	(35,562)	(166,739)

	Net income	1,302,347	1,494,071
7	Basic net income per ordinary share	3.07	3.51
7	Diluted net income per ordinary share[1]	3.05	3.48
	Number of ordinary shares used in computing per share amounts (in thousands):
7	Basic	424,096	425,618
7	Diluted[1]	426,986	429,053

1	The calculation of diluted net income per ordinary share assumes the exercise of options issued under ASML stock option plans and the issuance of shares under ASML share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.

Consolidated Statement of Comprehensive Income

Notes	Year ended December 31 (in thousands)	2012 EUR	2011 EUR

	Net income	1,302,347	1,494,071

	Other comprehensive income:
	Foreign currency translation, net of taxes:
5,18	Gain (loss) on the hedge of a net investment	-	(1,829)
5,18	Gain (loss) on translation of foreign operations	5,927	(12,142)

	Financial instruments, net of taxes:
5,18	Gain (loss) on derivative financial instruments	214	(4,610)
5,18	Transfers to net income	(7,761)	51,963

	Other comprehensive income for the period, net of taxes	(1,620)	33,382

	Total comprehensive income for the period, net of taxes	1,300,727	1,527,453
	Attributable to Equity holders	1,300,727	1,527,453

ASML STATUTORY ANNUAL REPORT 2012	60

Consolidated Statement of Financial Position

(Before appropriation of net income)

Notes	As of December 31 (in thousands)	2012 EUR	2011 EUR

	Assets
8	Property, plant and equipment	1,029,923	1,053,610
9	Goodwill	158,067	155,124
10	Other intangible assets	460,928	267,988
26	Deferred tax assets	188,638	212,255
11	Finance receivables	38,621	-
13	Derivative financial instruments	101,651	92,534
14	Other assets	206,900	211,058

	Total non-current assets	2,184,728	1,992,569

15	Inventories	1,856,970	1,632,678
26	Current tax assets	57,116	32,105
13	Derivative financial instruments	50,097	33,817
11	Finance receivables	265,167	78,853
16	Accounts receivable	605,288	880,627
14	Other assets	166,088	176,732
17	Short-term investments	930,005	-
17	Cash and cash equivalents	1,767,596	2,731,782

	Total current assets	5,698,327	5,566,594

	Total assets	7,883,055	7,559,163

	Equity and liabilities

18, 35	Equity	4,498,202	3,719,805

19	Long-term debt	752,892	730,122
13	Derivative financial instruments	4,032	3,210
26	Deferred and other tax liabilities	132,834	203,298
21	Provisions	7,974	10,012
22	Accrued and other liabilities	401,109	659,889

	Total non-current liabilities	1,298,841	1,606,531

21	Provisions	2,280	2,326
13	Derivative financial instruments	6,861	37,149
19	Current portion of long-term debt	3,610	2,587
26	Current and other tax liabilities	10,791	14,999
22	Accrued and other liabilities	1,873,509	1,731,497
	Accounts payable	188,961	444,269

	Total current liabilities	2,086,012	2,232,827

	Total equity and liabilities	7,883,055	7,559,163

ASML STATUTORY ANNUAL REPORT 2012	61

Consolidated Statement of Changes in Equity

		Issued and Outstanding Shares			Treasury
Notes	(in thousands)	Number[1]	Amount EUR	Share Premium EUR	Shares at Cost EUR	Retained Earnings EUR	Other Reserves[2] EUR	Net Income EUR	Total EUR

	Balance at January 1, 2011	436,593	40,713	922,341	(153,092)	1,096,669	130,378	985,453	3,022,462

	Appropriation of net income	-	-	-	-	985,453	-	(985,453)	-

	Components of statement of comprehensive income
	Net income	-	-	-	-	-	-	1,494,071	1,494,071
5,18	Foreign currency translation, net of taxes	-	-	-	-	-	(13,971)	-	(13,971)
5,18	Gain on financial instruments, net of taxes	-	-	-	-	-	47,353	-	47,353
	Total comprehensive income	-	-	-	-	-	33,382	1,494,071	1,527,453

18	Purchases of treasury shares	(25,675)	-		(700,452)		-	-	(700,452)
18	Cancellation of treasury shares	-	(1,897)	710	373,801	(372,614)	-	-	-
23,29,30	Share-based payments	-	-	7,819	-	-	-	-	7,819
23,30	Issuance of shares	2,751	-	(10,392)	61,906	(16,346)	-	-	35,168
18	Dividend paid	-	-	-	-	(172,645)	-	-	(172,645)
18	Development expenditures	-	-	-	-	4,721	(4,721)	-	-

	Balance at December 31, 2011	413,669	38,816	920,478	(417,837)	1,525,238	159,039	1,494,071	3,719,805

	Appropriation of net income	-	-	-	-	1,494,071	-	(1,494,071)	-

	Components of statement of comprehensive income
	Net income	-	-	-	-	-	-	1,302,347	1,302,347
5,18	Foreign currency translation	-	-	-	-	-	5,927	-	5,927
5,18	Loss on financial instruments, net of taxes	-	-	-	-	-	(7,547)	-	(7,547)
	Total comprehensive income	-	-	-	-	-	(1,620)	1,302,347	1,300,727

	Customer Co-Investment Program:
18, 35	Issuance of shares	96,566	8,691	3,968,677	-	-	-	-	3,977,368
18, 35	Fair value differences[3]	-	-	(123,416)	-	-	-	-	(123,416)
18, 35	Capital repayment[4]	(93,411)	(8,691)	(3,845,261)	125,628	-	-	-	(3,728,324)

18	Purchases of treasury shares	(13,478)	-	-	(535,373)	-	-	-	(535,373)
18	Cancellation of treasury shares	-	(1,030)	-	294,752	(293,722)	-	-	-
23,29,30	Share-based payments	-	-	20,596	-	-	-	-	20,596
23,30	Issuance of shares	3,819	-	(8,106)	66,982	(3,165)	-	-	55,711
18	Dividend paid	-	-	-	-	(188,892)	-	-	(188,892)
18	Development expenditures	-	-	-	-	(192,482)	192,482	-	-

	Balance at December 31, 2012	407,165	37,786	932,968	(465,848)	2,341,048	349,901	1,302,347	4,498,202

1	As of December 31, 2012, the number of issued shares was 419,852,467. This includes the number of issued and outstanding shares of 407,165,221 and the number of treasury shares of 12,687,246. As of December 31, 2011, the number of issued shares was 431,294,790. This includes the number of issued and outstanding shares of 413,669,257 and the number of treasury shares of 17,625,533.
2	Other reserves consist of the hedging reserve, the currency translation reserve and the reserve for capitalized development expenditures. See Note 18.
3	The difference between the fair value of the shares and the subscription price of the shares issued to the participating customers in the Customer Co-Investment Program.
4	In 2012, as part of the capital repayment, EUR 3,728.3 million of equity was returned to our shareholders (excluding Intel Corporation (“Intel”), Taiwan Semiconductor Manufacturing Company Ltd. (“TSMC”) and Samsung Electronics Corporation (“Samsung”) (collectively referred to as “participating customers” in the Customer Co-investment Program)) and the number of shares was reduced by 23 percent. See Note 18.

ASML STATUTORY ANNUAL REPORT 2012	62

Consolidated Statement of Cash Flows

Notes	Year ended December 31 (in thousands)	2012 EUR		2011 EUR

	Cash Flows from Operating Activities
	Net income	1,302,347		1,494,071

	Adjustments to reconcile net income to net cash flows from operating activities:
8,10	Depreciation and amortization	285,886		266,124
8,10	Impairment	3,234		12,272
8	Loss on disposal of property, plant and equipment[1]	2,272		3,368
23,30	Share-based payments	18,714		12,430
16	Allowance for doubtful receivables	458		849
15	Allowance for obsolete inventory	118,678		46,055
26	Deferred income taxes	(41,695)		50,574
	Changes in assets and liabilities:
16	Accounts receivable	246,982		267,209
11	Finance receivables	(225,103)		(37,301)
15	Inventories[1]	(334,280)		(264,537)
14	Other assets	(8,627)		(99,710)
21,22	Accrued and other liabilities	(109,785)		625,136
	Accounts payable	(225,083)		(126,234)
26	Income taxes payable	81,177		109,114

	Cash generated from operations	1,115,175		2,359,420
	Interest received	31,453		47,326
	Interest paid	(37,906)		(35,919)
	Income taxes paid	(109,504)		(202,312)

	Net cash provided by operating activities	999,218		2,168,515

	Cash Flows from Investing Activities
8	Purchase of property, plant and equipment[1]	(171,878)		(300,898)
10	Purchase of intangible assets	(301,282)		(98,086)
4,17	Purchase of available for sale securities	(1,379,997)		-
4,17	Maturity of available for sale securities	449,992		-
	Acquisition of subsidiaries (net of cash acquired)	(10,292)		-

	Net cash used in investing activities	(1,413,457)		(398,984)

	Cash Flows from Financing Activities
18	Dividend paid	(188,892)		(172,645)
18	Purchase of shares	(535,373)		(700,452)
23,30	Net proceeds from issuance of shares	3,907,666	[2]	34,084
18	Capital Repayment	(3,728,324)	[3]	-
	Deposits from customers	-		(150,000)
19	Repayment of debt	(2,776)		(2,537)

	Net cash used in financing activities	(547,699)		(991,550)

	Net cash flows	(961,938)		777,981
	Effect of changes in exchange rates on cash	(2,248)		3,967

	Net increase (decrease) in cash and cash equivalents	(964,186)		781,948
17	Cash and cash equivalents at beginning of the year	2,731,782		1,949,834

17	Cash and cash equivalents at end of the year	1,767,596		2,731,782

1	An amount of EUR 204.8 million (2011: EUR 300.5 million) of the additions in property, plant and equipment relates to non-cash transfers from inventory, an amount of EUR 9.6 million relates to other non-cash movements (mainly investments not yet paid and inceptions of finance lease arrangements) and an amount of EUR 222.9 million (2011: EUR 145.3 million) of the disposal of property, plant and equipment relates to non-cash transfers to inventory. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in this consolidated statement of cash flows. For further details see Note 8.
2	The net proceeds from issuance of shares include an amount of EUR 3,853.9 million related to the share issuances in connection to the Customer Co-Investment Program.
3	The difference of EUR 125.6 million between the capital repayment of EUR 3,728.3 million and the net proceeds from issuance of shares of EUR 3,853.9 million relates to the capital repayment on ASML’s treasury shares which was also part of the Synthetic Share Buyback in November 2012.

ASML STATUTORY ANNUAL REPORT 2012	63

Notes to the Consolidated Financial Statements

1. General information

ASML Holding N.V. (“ASML”), with its corporate headquarters in Veldhoven, the Netherlands, is engaged in the development, production, marketing, sale and servicing of advanced semiconductor equipment systems exclusively consisting of lithography systems. ASML’s principal operations are in the Netherlands, the United States of America and Asia.

Our shares are listed for trading in the form of registered shares on NASDAQ and on NYSE Euronext Amsterdam. The principal trading market of our ordinary shares is NYSE Euronext Amsterdam.

The consolidated financial statements include the financial statements of ASML Holding N.V. and all of its subsidiaries and the special purpose entities over which we have control (referred to as “ASML”).

Our financial statements were authorized for issue by the Board of Management on February 12, 2013 and will be filed at the Trade Register of the Chamber of Commerce in Eindhoven, the Netherlands within eight days after adoption by the General Meeting of Shareholders, scheduled on April 24, 2013.

2. Adoption of new and revised International Financial Reporting Standards

The consolidated financial statements have been prepared on the basis of International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”). New Standards and Interpretations, which became effective in 2012, did not have a material impact on our consolidated financial statements.

Standards and Interpretations effective in 2012

No new standards and interpretations became effective as of January 1, 2012 which impact the amounts reported in these consolidated financial statements.

At the date of authorization of these consolidated financial statements, the following Standards and Interpretations have been issued however are not yet effective and/or have not yet been adopted by the EU.

IFRS 9 “Financial Instruments” (effective for annual periods beginning on or after January 1, 2015), was issued in November 2009 and subsequently amended in October 2010. The Standard is subject to endorsement by the European Union. IFRS 9 addresses the classification and measurement of financial assets and financial liabilities. IFRS 9 enhances the ability of investors and other users of financial information to understand the accounting of financial assets and reduces complexity. Furthermore, IFRS 9 addresses the accounting for changes in the fair value of financial liabilities (designated at fair value through profit or loss) attributable to changes in the credit risk of that liability. We are currently in the process of determining the impact of adopting this Standard on our consolidated financial statements.

IFRS 10 “Consolidated Financial Statements” (effective for annual periods beginning on or after January 1, 20131). IFRS 10 replaces the parts of IAS 27 “Consolidated and Separate Financial Statements” that deal with consolidated financial statements. Under IFRS 10 there is only one basis of consolidation, being control. In addition, IFRS 10 includes a new definition of control that contains three elements: a) power over an investee, b) exposure, or rights to variable returns from its involvement with the investee, and c) the ability to use power over the investee to affect the amount of the investor’s returns. We anticipate that adoption will not have a material impact on our consolidated financial statements.

IFRS 11 “Joint Arrangements” (effective for annual periods beginning on or after January 1, 2013). IFRS 11 replaces IAS 31 “Interests in Joint Ventures” and deals with how a joint arrangement of which two or more parties have joint control should be classified. Under IFRS 11, joint ventures are required to be accounted for using the equity method of accounting, whereas under IAS 31, jointly controlled entities can be accounted for using the equity method of accounting or proportionate accounting. Adoption will not have a material impact on our consolidated financial statements.

IFRS 12 “Disclosure of Interest in Other Entities” (effective for annual periods beginning on or after January 1, 2013). IFRS 12 is a disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. We anticipate that adoption will not have a material impact on our consolidated financial statements.

IFRS 13 “Fair Value Measurement” (effective for annual periods beginning on or after January 1, 2013). IFRS 13 defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements. The

1)	Following from the EU endorsement process, IFRS 10, IFRS 11, IFRS 12, the amended IAS 27, the amended IAS 28, and the consequential amendments, need to be applied, at the latest, as from the commencement date of our first financial year starting on or after January 1, 2014.

ASML STATUTORY ANNUAL REPORT 2012	64

Standard applies to both financial instrument items and non-financial instrument items. We are currently in the process of determining the impact of adopting this Standard on our consolidated financial statements.

IFRS 7 Amendments “Disclosures - Offsetting Financial Assets and Financial Liabilities” (effective for annual periods beginning on or after January 1, 2013). The amendments to IFRS 7 requires to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement. We are currently in the process of determining the impact of adopting this amendment on our consolidated financial statements. We do not anticipate material impact on our consolidated financial statements upon adoption.

IAS 1 Amendments “Presentation of items of other comprehensive income” (effective for annual periods beginning on or after July 1, 2012). The amendments introduce new terminology for the statement of comprehensive income and income statement. Under the amendments to IAS 1, the ‘statement of comprehensive income’ is renamed the ‘statement of profit or loss and other comprehensive income’ and the ‘income statement’ is renamed the ‘statement of profit or loss’. The amendments to IAS 1 retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require items of other comprehensive income to be grouped into two categories in the other comprehensive income section: (a) items that will not be reclassified subsequently to profit or loss and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Other than above mentioned presentation changes the application of amendments to IAS 1 does not result in any impact on profit or loss, other comprehensive income and total comprehensive income.

IAS 19 (as revised in 2011) “Employee Benefits” (effective for annual periods beginning on or after January 1, 2013). The amendments to IAS 19 change the accounting for defined benefit plans and termination benefits. Further, the amendments enhance the disclosure requirements for an employer’s participation in a multi-employer plan. Adoption will not have material impact on our consolidated financial statements.

IAS 27 (as revised in 2011) “Separate Financial Statements” (effective for annual periods beginning on or after January 1, 2013). This Revised Standard only applies to separate financial statements. IFRS 10 replaces the parts of IAS 27 “Consolidated and Separate Financial Statements” that dealt with consolidated financial statements. We are currently in the process of determining the impact of adopting this Revised Standard on our consolidated financial statements.

IAS 28 (as revised in 2011) “Investments in Associated and Joint Ventures (effective for annual periods beginning on or after January 1, 2013). This Revised Standard supersedes IAS 28 “Investments in Associates” and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The Revised Standard defines ‘significant influence’ and provides guidance on how the equity method of accounting is to be applied (including exemptions from applying the equity method in some cases). It also prescribes how investments in associates and joint ventures should be tested for impairment. ASML is currently in the process of determining the impact of adopting this Revised Standard on our consolidated financial statements.

IAS 32 Amendments “Offsetting Financial Assets and Financial Liabilities” (effective for annual periods beginning on or after January 1, 2014). The amendments to IAS 32 clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically the amendments clarify the meaning of ‘currency has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’. We do not anticipate material impact on our consolidated financial statements upon adoption.

IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine” (effective for annual periods beginning on or after January 1, 2012). This Interpretation applies to waste removal costs that are incurred in surface mining activities during the production phase of the min (production stripping costs). Adoption will not have material impact on our consolidated financial statements as we do not engage in such activities.

Annual Improvements to IFRSs 2009-2011 Cycle issued in May 2012 (effective for annual periods beginning on or after January 1, 2013). The Annual Improvements are subject to endorsement by the European Union. Amendments to IFRSs amongst others include amendments to the following standards:

•	IAS 1 “Presentation of Financial Statements”
•	IAS 16 “Property, Plant and Equipment”
•	IAS 32 “Financial Instruments: Presentation”

IAS 1 Amendments “Clarification of the requirements for comparative information” clarifies that an entity is required to present a third statement of financial position only when retrospective application, restatement or reclassification has a

ASML STATUTORY ANNUAL REPORT 2012	65

material effect on the information in the third statement of financial position and that related notes are not required to accompany the third statement of financial position. We do not anticipate material impact on our consolidated financial statements upon adoption.

IAS 16 Amendments “Classification of servicing equipment” clarifies that spare parts, stand-by equipment and servicing equipment should be classified as property, plant and equipment when they meet the definition of property, plant and equipment in IAS 16 and as inventory otherwise. We do not anticipate material impact on our consolidated financial statements upon adoption.

IAS 32 Amendments “Tax effect of distributions to holders of equity instruments” clarifies that income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction should be accounted for in accordance with IAS 12 “Income Taxes”. We are currently in the process of determining the impact of adopting this amendment on our consolidated financial statements.

Amendments to IFRS 10, IFRS 11 and IFRS 12 “Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance” issued in June, 2012 (effective for annual periods beginning on or after January 1, 2013) includes certain clarifications to the various standards previously issued. The transaction guidance is subject to endorsement by the European Union. We are currently in the process of determining the impact of adopting this transition guidance on our consolidated financial statements.

Amendment to IFRS 10, IFRS 12, and IAS 27 “Investment Entities” issued in October, 2012 (effective for annual periods beginning on or after January 1, 2013) applies to particular classes of business that qualify as investment entities. The IASB uses the term ‘investment entity’ to refer to an entity whose business purpose is to invest funds solely for returns from capital appreciation, investment income or both. The amendments are subject to endorsement by the European Union. We anticipate that this amendment will have no effect on our consolidated financial statements as we do not qualify as an investment entity.

3. Summary of Significant Accounting Policies

Basis of preparation

The accompanying consolidated financial statements are stated in thousands of euros (“EUR”) unless otherwise indicated. These consolidated financial statements, prepared for statutory purposes, have been prepared in accordance with IFRS as adopted by the EU - accounting principles generally accepted in the Netherlands for companies quoted on NYSE Euronext Amsterdam. For internal and external reporting purposes, we apply accounting principles generally accepted in the United States of America (“U.S. GAAP”). U.S. GAAP is our primary accounting standard for the setting of financial and operational performance targets.

The financial statements have been prepared on historical cost convention unless stated otherwise. The principal accounting policies adopted are set out below.

Use of estimates

The preparation of our consolidated financial statements in conformity with IFRS as adopted by the EU requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the dates of the statement of financial position and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

Basis of consolidation

The consolidated financial statements include the financial statements of ASML Holding N.V. and its subsidiaries and the special purpose entities over which ASML has control (together referred to as “ASML”). All intercompany profits, balances and transactions have been eliminated in the consolidation.

Subsidiaries

Subsidiaries are all entities over which ASML has the power to govern financial and operating policies generally accompanying a shareholding of more than one-half of the voting rights. As from the date that these criteria are met, the financial data of the relevant company are included in the consolidation.

Acquisitions of subsidiaries are included on the basis of the acquisition method. The cost of acquisition is measured based on the consideration transferred, the fair value of other assets distributed and the fair value of liabilities incurred or assumed at the acquisition date (i.e., the date at which we obtain control). The excess of the costs of an acquired subsidiary over the net of the amounts assigned to assets acquired and liabilities incurred or assumed, is capitalized as goodwill. Acquisition-related costs are expensed when incurred in the period they arise or the service is received.

ASML STATUTORY ANNUAL REPORT 2012	66

Special purpose entities

When we have an interest in a Special Purpose Entity (“SPE”), we shall assess whether we have control over the SPE and, thus, should consolidate the SPE.

Foreign currency translation

The individual financial statements of each group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in euros, which is our functional currency, and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing on the dates of the transactions. At each statement of financial position date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the statement of financial position date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange rate differences arising on the settlement of monetary items, and on the retranslation of monetary items, are recognized in the income statement in the period in which they arise. Exchange rate differences arising on the retranslation of non-monetary items carried at fair value are recognized in the income statement for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in equity. For such non-monetary items, any exchange rate component of that gain or loss is also recognized directly in equity.

In order to hedge its exposure to certain foreign exchange rate risks, ASML enters into forward contracts and currency options; see below for details of our accounting policies in respect of such derivative financial instruments.

For the purpose of presenting consolidated financial statements, the assets and liabilities of our foreign subsidiaries (including comparatives) are expressed in euros using exchange rates prevailing on the statement of financial position date. Income and expense items (including comparatives) are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences arising, if any, are classified as equity and transferred to our currency translation reserve. Such translation differences are recognized in the income statement in the period in which the foreign operation is disposed of. Goodwill and fair value adjustments arising on the acquisition of a foreign subsidiary are treated as assets and liabilities of foreign subsidiaries and translated at closing rate.

Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and any accumulated impairment losses. Costs of assets manufactured by ASML include direct manufacturing costs, production overhead and interest costs incurred for qualifying assets during the construction period. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets. In the case of leasehold improvements, the estimated useful lives of the related assets do not exceed the remaining term of the corresponding lease. The following table presents the estimated useful lives of ASML’s property, plant and equipment:

Category	Estimated useful life

Buildings and constructions	5 - 40 years
Machinery and equipment	2 - 5 years
Leasehold improvements	5 - 10 years
Furniture, fixtures and other equipment	3 - 5 years

Land is not depreciated.

Certain internal and external costs associated with the purchase and/or development of internally used software are capitalized when both the preliminary project stage is completed and management has authorized further funding for the project, which it has deemed probable to be completed and to be usable for the intended function. These costs are amortized on a straight-line basis over the period of related benefit, which ranges primarily from three to five years.

The estimated useful lives and depreciation method are reviewed at each year-end, with the effect of any changes in estimate accounted for on a prospective basis.

ASML STATUTORY ANNUAL REPORT 2012	67

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the income statement.

Intangible assets

Goodwill

Goodwill represents the excess of the costs of an acquisition over the fair value of our share of the net identifiable assets, liabilities incurred or assumed of the acquired subsidiary at the date of acquisition. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of our cash-generating units (“CGU’s”) expected to benefit from the synergies of the combination. CGU’s to which goodwill has been allocated are tested for impairment annually on September 30, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Other intangible assets

Other intangible assets include internally-generated intangible assets, acquired intellectual property rights, developed technology, customer relationships, in-process Research and Development (“R&D”) and other intangible assets.

Internally-generated intangible assets - research and development expenditures

Expenditure on research activities is recognized as an expense in the period in which it is incurred. IFRS requires capitalization of development expenditures provided if, and only if, certain criteria can be demonstrated.

An internally-generated intangible asset arising from our development is recognized only if we can demonstrate all of the following conditions:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	the intention to complete the intangible asset and use or sell it;
•	the ability to use or sell the intangible asset;
•	the probability that the asset created will generate future economic benefits;
•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

For certain development programs, it was not possible to separate development activities from research activities (approximately EUR 19.6 million and EUR 15.9 million for 2012 and 2011, respectively). Consequently, we are not able to reliably determine the amount of development expenditures incurred for these programs.

Internally-generated intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from one to three years. Where no internally-generated intangible asset can be recognized, development expenditure is charged to the income statement in the period in which it is incurred.

The estimated useful lives and depreciation method are reviewed at each year-end, with the effect of any changes in estimate accounted for on a prospective basis.

Intellectual property rights, developed technology, customer relationships and other intangible assets

Acquired intellectual property rights, developed technology, customer relations and other intangible assets are stated at cost less accumulated amortization and any accumulated impairment losses. Amortization is charged on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

In-process research and development

In-process R&D relates to the fair value of the technology regarding products that were in development at the time of acquisition. In-process R&D is subsequently stated at cost less accumulated amortization and any accumulated impairment losses. Amortization is charged on a straight-line basis over the estimated useful life. The estimated useful

ASML STATUTORY ANNUAL REPORT 2012	68

lives and depreciation method are reviewed at each year-end, with the effect of any changes in estimate accounted for on a prospective basis.

The following table presents the estimated useful lives of ASML’s other intangible assets:

Category	Estimated useful life

Development expenditures	1 - 5 years
Intellectual property	3 - 10 years
Developed technology	6 years
Customer relationships	8 years
In-process research and development	4 years
Other	2 - 6 years

Impairment of tangible and intangible assets excluding goodwill

At each statement of financial position date, we review the carrying amounts of our tangible and intangible assets (other than goodwill) to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the CGU to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGU’s, or otherwise they are allocated to the smallest group of CGU’s for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated income statement, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in the consolidated income statement, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Financial assets

Financial assets are classified as “financial assets at fair value through profit or loss”, “available-for-sale” or “loans and receivables”.

Financial assets at fair value through profit or loss

Financial assets are classified as at fair value through profit or loss where the financial asset is designated as at fair value through profit or loss. Assets in this category are categorized as current assets.

Available-for sale financial assets (“AFS financial assets”)

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit and loss. Our available for sale financial assets comprise short-term investments, which consist of Dutch Treasury Certificates and deposits with the Dutch government. Our short-term investments are stated at fair value. Fair value of our short-term investments is determined in the manner described in Note 4.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current receivables, except for maturities greater than 12 months after the statement of financial position date. These are classified as non-current assets. Our loans and receivables comprise accounts receivable, finance receivables, cash and cash equivalents (excluding Investments in money market funds,

ASML STATUTORY ANNUAL REPORT 2012	69

which are classified as financial assets at fair value through profit and loss) and other non-current and current assets in the statement of financial position.

Loans and receivables are initially measured at fair value and subsequently at amortized cost using the effective interest rate method.

We assess at each statement of financial position date whether there is objective evidence that a financial asset or a group of financial assets is impaired.

Impairment of financial assets

Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at each statement of financial position date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Financial liabilities and equity instruments issued by ASML

Financial liabilities and equity instruments issued by ASML are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

Financial liabilities that are classified as fair value through profit or loss are categorized as current liabilities. An equity instrument is any contract that evidences a residual interest in the assets of ASML after deducting all of its liabilities. Equity instruments issued by ASML are typically recorded at the proceeds received, net of direct issue costs. For the accounting in relation to shares issued under our Customer Co-Investment Program, we refer to note 35.

Financial liabilities at fair value through profit or loss are stated at fair value with any resultant gain or loss recognized in the consolidated income statement.

Derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative financial instruments designated as a hedging instrument, and if so, the nature of the item being hedged. We designate certain derivative financial instruments as either:

•	A hedge of the exposure to changes in the fair value of a recognized asset or liability, or of an unrecognized firm commitment, that are attributable to a particular risk (fair value hedge); or
•	A hedge of the exposure of variability in the cash flows of a recognized asset or liability, of a forecasted transaction, that is attributable to a particular risk (cash flow hedge).
•	A hedge of the foreign currency exposure of a net investment in a foreign operation (net investment hedge).

We document at the inception of the transaction the relationship between hedging instruments and hedged items, as well as our risk management objectives and strategy for undertaking various hedging transactions. We also document our assessment, both at hedge inception and on an ongoing basis, of whether derivative financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative financial instruments used for hedging purposes are disclosed in Note 4, Note 5, Note 12 and Note 13. Movements in the hedging reserve within equity are shown in Note 18. The fair value part of a derivative financial instrument that has a remaining term of less or equal to 12 months is classified as current asset or liability. When the fair value part of a derivative financial instrument has a term of more than 12 months it is classified as non-current.

Fair value hedge

Changes in the fair value of a derivative financial instrument that is designated and qualifies as a fair value hedge, along with the gain or loss on the hedged asset or liability, that is attributable to the hedged risk, are recorded in the income statement. We designate foreign currency hedging instruments as a hedge of the fair value of a recognized asset or liability in non-functional currencies.

Hedge accounting is discontinued when we revoke the hedging relationship, the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. The adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to the consolidated income statement from that date.

Interest rate swaps that are being used to hedge the fair value of fixed loan coupons payable are designated as fair value hedges. The change in fair value is intended to offset the change in the fair value of the underlying fixed loan coupons, which is recorded accordingly. The gain or loss relating to the ineffective portion of interest rate swaps

ASML STATUTORY ANNUAL REPORT 2012	70

hedging fixed loan coupons payable is recognized in the consolidated income statement as “interest income” or “interest expense”.

Cash flow hedge

The effective portion of changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge is recorded in the hedging reserve, within equity, until underlying hedged transaction is recognized in the consolidated income statement. However, when the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Hedge accounting is discontinued when we revoke the hedging relationship, the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss deferred in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in the consolidated income statement. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognized immediately in the consolidated income statement.

Foreign currency hedging instruments that are being used to hedge cash flows relating to future sales or purchase transactions in non-functional currencies are designated as cash flow hedges. The gain or loss relating to the ineffective portion of the foreign currency hedging instruments is recognized in the consolidated income statement in “net sales” or “cost of sales”.

Interest rate swaps that are being used to hedge changes in the variability of future interest receipts are designated as cash flow hedges. The change in fair value is intended to offset the change in the fair value of the underlying assets, which is recorded accordingly in equity as hedging reserve. The maximum length of time of cash flow hedges is the time elapsed from the moment the exposure is generated until the actual settlement. The gain or loss relating to the ineffective portion of interest rate swaps hedging the variability of future interest receipts is recognized in the consolidated income statement as “interest income” or “interest expense”.

Net investment hedge

Foreign currency hedging instruments that are being used to hedge changes in the value of a net investment are designated as net investment hedges. Changes in the fair value of a derivative that is designated and qualifies as a net investment hedge are recorded in the currency translation reserve within equity. The gain or loss relating to the ineffective portion is recognized in the consolidated income statement as “interest income” or “interest charges”. Gains and losses accumulated in equity are recognized in the consolidated income statement when the foreign operation is (partially) disposed or sold.

Inventories

Inventories are stated at the lower of cost (first-in-first-out method) or net realizable value. The costs of inventories comprise of net prices paid for materials purchased, charges for freight and customs duties, production labor cost and factory overhead. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Inventory provisions are recognized for slow-moving, obsolete or unsellable inventory. Impairment losses for inventory are determined based on the expected demand which is derived from the sales forecasts as well as the expected market value of the inventory. A new assessment of net realizable value is made in each subsequent period. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed.

Accounts receivable

Accounts receivable are measured at initial recognition at fair value and are subsequently measured at amortized cost using the effective interest rate method, less allowance for doubtful debts. An allowance for doubtful debts of accounts receivable is established when there is objective evidence that we will not be able to collect all amounts due according to original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial restructuring and default or delinquency in payments are considered indicators that the accounts receivable are impaired. The allowance recognized is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

Short-term Investments

Investments with remaining maturities longer than three months and less than one year at the date of acquisition are presented as short-term investments. The short-term investments are classified as available-for-sale financial assets

ASML STATUTORY ANNUAL REPORT 2012	71

and are stated at fair value. Gains and losses, other than impairments, interest income and foreign exchange results, are recognized in comprehensive income until the short-term investments are derecognized. Upon derecognition, the cumulative gain or loss recognized in comprehensive income, is recognized in the consolidated income statement.

Cash and cash equivalents

Cash and cash equivalents consist primarily of highly liquid investments, such as bank deposits, money market funds and interest-bearing bank accounts with insignificant interest rate risk and remaining maturities of three months or less at the date of acquisition.

Equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of income taxes, from the proceeds.

Treasury shares are deducted from equity for the consideration paid, including any directly attributable incremental costs (net of income taxes), until the shares are cancelled or reissued. Where such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and related income tax effects is included in equity.

Provisions

Provisions are recognized when we have a present obligation (legal or constructive) as a result of a past event, it is probable that we will be required to settle the probable outflow of resources, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursements will be received and the amount of the receivable can be measured reliably.

Onerous contracts

Present obligations arising under onerous contracts are recognized and measured as provisions. Onerous contracts are considered to exist where we have a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefit expected to be received under the contract.

Accounts payable

Accounts payable are initially measured at fair value, and are subsequently measured at amortized cost, using the effective interest rate method.

Revenue recognition

In general, we recognize the revenue from the sale of a system upon shipment and the revenue from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s cleanroom facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue is recognized, only after all specifications are met and customer sign-off is received or waived. In case not all specifications are met and the remaining performance obligation is not essential to the functionality of the system but is substantive rather than inconsequential or perfunctory, a portion of the sales price is deferred. Although each system’s performance is re-tested upon installation at the customer’s site, we have never failed to successfully complete installation of a system at a customer’s premises.

In 2012, we recognized system sales revenue for one NXE:3100 system (2011: three NXE:3100 systems) that was installed at the customer location and was accepted by our customer, for an amount of EUR 43.7 million (2011: EUR 119.3 million). As of December 31, 2012, no amounts were deferred in relation to NXE:3100 systems (2011: EUR 48.6 million).

In connection with the introduction of new technology, such as our second-generation EUV systems (NXE:3100), we initially defer revenue recognition until completion of installation and acceptance of the new technology based system at customer premises. As our systems are based largely on two product platforms that permit incremental, modular

ASML STATUTORY ANNUAL REPORT 2012	72

upgrades, the introduction of genuinely “new” technology occurs infrequently, and in the past 12 years, has occurred on only two occasions: 2010 (EUV) and 1999 (TWINSCAN).

ASML has no significant repurchase commitments in its general sales terms and conditions. From time to time we repurchase systems that we have manufactured and sold and, following refurbishment, resell those systems to other customers. This repurchase decision is driven by market demand expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. We consider reasonable offers from any vendor, including customers, to repurchase used systems so that we can refurbish, resell, and install these systems as part of our normal business operations. Once repurchased, the repurchase price of the used system is recorded in work-in-process inventory during the period it is being refurbished, following which the refurbished system is reflected in finished products inventory until it is sold to the customer. As of December 31, 2012 and 2011 ASML had no repurchase commitments.

The main portion of our revenue is derived from contractual arrangements with our customers that have multiple deliverables, such as installation and training services, prepaid service contracts and prepaid extended optic warranty contracts. The revenue relating to the undelivered elements of the arrangements is deferred until delivery of these elements. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid service contracts and prepaid extended and enhanced (optic) warranty contracts is recognized over the term of the contract.

ASML offers customers discounts in the normal course of sales negotiations. These discounts are directly deducted from the gross sales price at the moment of revenue recognition. From time to time, ASML offers volume discounts to certain customers. In some instances these volume discounts can be used to purchase field options (system enhancements). The related amount is recorded as a reduction in revenue at time of shipment.

From time to time, ASML offers free or discounted products or services (award credits) to its customers as part of a volume purchase agreement. The sales transaction that gives rise to these award credits is accounted for as a multiple element revenue transaction as the agreements involve the delivery of multiple products. The consideration received from the sales transaction is allocated between the award credits and the other elements of the sales transaction. The consideration allocated to the award credits is recognized as deferred revenue until award credits are delivered to the customer. The amount allocable to a delivered item is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions (the non-contingent amount).

Revenues are recognized excluding the taxes levied on revenues (net basis).

In the event that an arrangement with a customer becomes onerous, we recognize a liability for the amount that the cost of settling the arrangement exceeds the amount of the contract price. When we satisfy the onerous arrangement, we derecognize the related liability.

Lease arrangements

Our lease classifications for systems are determined on a contract-by contract basis, taking the substance and details of each lease contract into consideration.

Finance leases

Leases where substantially all the risks and rewards incidental to ownership of an asset are transferred to the lessee are classified as finance lease arrangements. If we have offered the customer a finance lease arrangement, revenue is recognized at commencement of the lease term. The difference between the gross finance receivable and the present value of the minimum lease payments is initially recognized as unearned interest and presented as a deduction to the gross finance receivable. Interest income is recognized in the income statement over the term of the lease contract using the effective interest method.

Operating leases

Leases whereby all the risks and rewards incidental to ownership are not transferred to the lessee are classified as operating lease arrangements. If we have offered the customer an operating lease arrangement, the system is included in Property, plant and equipment upon commencement of the lease. Revenue from operating lease arrangements is recognized in the consolidated income statement on a straight-line basis over the term of the lease contract.

Warranty

We provide standard warranty coverage on our systems for 12 months and on certain optic parts for 60 months, providing labor and parts necessary to repair systems and optic parts during the warranty period. The estimated warranty costs are accounted for by accruing these costs for each system upon recognition of the system sale. The

ASML STATUTORY ANNUAL REPORT 2012	73

estimated warranty costs are based on historical product performance and field expenses. Based upon historical service records, we calculate the charge of average service hours and parts per system to determine the estimated warranty charge. On a semi-annual basis, we assess, and update if necessary, our accounting estimates used to calculate the standard warranty provision based on the latest actual historical warranty costs and expected future warranty costs. The extended and enhanced (optic) warranty on our systems and certain optical parts is accounted for as a separate element of multiple element revenue recognition transactions.

Accounting for shipping and handling fees and costs

ASML bills the customer for, and recognizes as revenue, any charges for shipping and handling costs. The related costs are recognized as cost of sales.

Cost of sales

Cost of system sales comprise direct product costs such as materials, labor, cost of warranty, depreciation, amortization, shipping and handling costs and related overhead costs. ASML accrues for the estimated cost of the warranty on its systems, which includes the cost of labor and parts necessary to repair systems during the warranty period. The amounts recorded in the warranty accrual are estimated based on actual historical expenses incurred and on estimated probable future expenses related to current sales. Actual warranty costs are charged against the accrued warranty reserve.

Costs of service sales comprise direct service costs such as materials, labor, depreciation and overhead costs.

Cost of field option sales comprise direct product costs such as materials, labor, depreciation, cost of warranty, shipping and handling costs and related overhead costs.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time that the assets are substantially ready for their intended use or sale.

Government grants

Government grants are not recognized until there is reasonable assurance that ASML will comply with the conditions attaching to them and that the grants will be received.

Government grants whose primary condition is that ASML should purchase, construct or otherwise acquire non-current assets are recognized as deferred income in the statement of financial position and transferred to the consolidated income statement on a systematic and rational basis over the useful lives of the related assets.

Other government grants are recognized as income over the periods necessary to match them with the costs for which they are intended to compensate, on a systematic basis. Government grants that are receivable as compensation for expenses or losses already incurred, or for the purpose of giving immediate financial support to ASML with no future related costs are recognized in the consolidated income statement in the period in which they become receivable.

Income taxes

Income taxes represent the sum of the current tax position and deferred tax.

The current tax position is based on taxable base for the year. Taxable base differs from results as reported in the consolidated income statement because it excludes items of income or charges that are taxable or deductible in prior or later years, for example timing differences between taxable base and financial results, and it further excludes items that are never taxable or deductible, for example permanent differences between taxable base and financial results. Our tax position is calculated using tax rates that have been enacted or substantively enacted at the statement of financial position date.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax base used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

ASML STATUTORY ANNUAL REPORT 2012	74

The carrying amount of deferred tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the statement of financial position date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which we expect, at the reporting date, to recover or settle the carrying amount of our assets and liabilities.

Deferred tax assets and liabilities are offset on the statement of financial position when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and we intend to settle our current tax assets and liabilities on a net basis.

We recognize a liability for uncertain tax positions when it is probable that an outflow of economic resources will occur. Measurement of the liability for uncertain tax positions is based on management’s best estimate of the amount of tax benefit that will be lost.

The income statement effect of interest and penalties relating to liabilities for uncertain tax positions are presented based on their nature, as part of interest charges and as part of selling, general and administrative costs (“SG&A”), respectively.

Current and deferred tax are recognized as an expense or income in the income statement, except when they relate to items credited or debited directly to other comprehensive income or directly to equity, in which case the tax is also recognized directly in equity, or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is taken into account in calculating goodwill or in determining the excess of our interest in the net fair value of the acquired entity’s identifiable assets and liabilities incurred or assumed over the cost of the business combination.

Contingencies and litigation

We are party to various legal proceedings generally incidental to our business, as disclosed in Note 25. In connection with these proceedings and claims, our management evaluated, based on the relevant facts and legal principles, the likelihood of an unfavorable outcome and whether the amount of the loss could be reasonably estimated. In most cases, management determined that either a loss was not probable or was not reasonably estimable. Significant subjective judgments were required in these evaluations, including judgments regarding the validity of asserted claims and the likely outcome of legal and administrative proceedings. The outcome of these proceedings, however, is subject to a number of factors beyond our control, most notably the uncertainty associated with predicting decisions by courts and administrative agencies. In addition, estimates of the potential costs associated with legal and administrative proceedings frequently cannot be subjected to any sensitivity analysis, as damage estimates or settlement offers by claimants may bear little or no relation to the eventual outcome. Finally, in any particular proceeding, we may agree to settle or to terminate a claim or proceeding in which we believe that it would ultimately prevail where we believe that doing so, when taken together with other relevant commercial considerations, is more cost-effective than engaging in an expensive and protracted litigation, the outcome of which is uncertain.

We accrue legal costs related to litigation in our consolidated income statement at the time when the related legal services are actually provided to us.

Share-based payments

The cost of employee services received (compensation expenses) in exchange for awards of equity instruments are recognized based upon the grant-date fair value of stock options and shares. The grant-date fair value of stock options is estimated using a Black-Scholes option valuation model. This Black-Scholes model requires the use of assumptions, including expected share price volatility, the estimated life of each award and the estimated dividend yield. The risk-free interest rate used in the model is determined, based on an index populated with euro-denominated European government agency bonds with AAA ratings, and with a life equal to the expected life of the equity-settled share-based payments. The grant-date fair value of shares is determined based on the closing price of our ordinary shares on NYSE Euronext in Amsterdam (“NYSE Euronext Amsterdam”) on the grant-date.

The grant-date fair value of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on our estimate of equity instruments that will eventually vest. At each statement of financial position date, we revise our estimate of the number of equity instruments expected to vest. The impact of the revision

ASML STATUTORY ANNUAL REPORT 2012	75

of the original estimates, if any, is recognized in the consolidated income statement in the period in which the revision is determined, with a corresponding adjustment to equity.

Our current share-based payment plans do not provide for cash settlement of options and stock.

Retirement benefit costs

Contributions to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution plans where our obligations under the plans are equivalent to those arising in a defined contribution retirement benefit plan. ASML accounts for its multi-employer defined benefit plan as if it were a defined contribution plan as the pension union managing the plan is not able to provide ASML with the required company-specific information to enable ASML to account for the plan as a defined benefit plan.

Consolidated statement of cash flows

The consolidated statement of cash flows has been prepared based on the indirect method. Cash flows in foreign currencies have been translated at average exchange rates. Exchange rate difference on cash and cash equivalents are shown separately in the consolidated statement of cash flows. Acquisitions of subsidiaries are presented net of cash balances acquired.

4. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement hierarchy prioritizes the inputs to valuation techniques used to measure fair value as follows:

•	Level 1: Valuations based on inputs such as quoted prices for identical assets or liabilities in active markets that the entity has the ability to access.
•

Level 2: Valuations based on inputs other than level 1 inputs such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

•	Level 3: Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument’s fair value classification is based on the lowest level of any input that is significant in the fair value measurement hierarchy.

Financial assets and financial liabilities measured at fair value on a recurring basis

Investments in money market funds (as part of our cash and cash equivalents) have fair value measurements which are all based on quoted prices for identical assets or liabilities.

Our available-for sale financial instruments consist of Dutch Treasury Certificates and deposits with the Dutch government. Dutch Treasury Certificates are traded in an active market and the fair value is determined based on quoted market prices for identical assets or liabilities. The fair value of deposits is determined with reference to quoted market prices for similar assets or discounted cash flow analysis.

The principal market in which we execute our derivative contracts is the institutional market in an over-the-counter environment with a high level of price transparency. The market participants usually are large commercial banks. The valuation inputs for our derivative contracts are based on quoted prices and quoting pricing intervals from public data sources; they do not involve management judgement.

The valuation technique used to determine the fair value of forward foreign exchange contracts (used for hedging purposes) approximates the Net Present Value technique (“NPV”) which is the estimated amount that a bank would receive or pay to terminate the forward foreign exchange contracts at the reporting date, taking into account current interest rates and current exchange rates.

The valuation technique used to determine the fair value of interest rate swaps (used for hedging purposes) is the Net Present Value technique, which is the estimated amount that a bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates.

Our 5.75 percent senior notes due 2017 (“Eurobond”) serve as a hedged item in a fair value hedge relationship in which we hedge the variability of changes in the fair value of our Eurobond due to changes in market interest rates with

ASML STATUTORY ANNUAL REPORT 2012	76

interest rate swaps. The fair value changes of these interest rate swaps are recorded on the consolidated statement of financial position under derivative financial instruments and the carrying amount of the Eurobond is adjusted for these fair value changes only. For the actual fair value, including credit risk considerations, see Note 19.

The following table presents our financial assets and financial liabilities that are measured at fair value on a recurring basis:

As of December 31, 2012 (in thousands)	Level 1 EUR	Level 2 EUR	Level 3 EUR	Total EUR

Assets
Derivative financial instruments[1]	-	151,748	-	151,748
Money market funds[2]	385,420	-	-	385,420
Short-term investments[3]	279,988	650,017	-	930,005
Total	665,408	801,765	-	1,467,173

Liabilities
Long term debt[4]	-	756,502	-	756,502
Derivative financial instruments[1]	-	10,893	-	10,893
Total	-	767,395	-	767,395

1	Derivative financial instruments consist of forward foreign exchange contracts and interest rate swaps. See Note 5.
2	Money market funds are part of our cash and cash equivalents.
3	Short-term investments consist of Dutch Treasury Certificates and deposits with the Dutch government.
4	Long-term debt mainly relates to our EUR 600.0 million Eurobond (fair value as at December 31, 2012: EUR 707.1 million) and excludes accrued interest. For further details see Note 19.

As of December 31, 2011 (in thousands)	Level 1 EUR	Level 2 EUR	Level 3 EUR	Total EUR

Assets
Derivative financial instruments[1]	-	126,351	-	126,351
Money market funds[2]	369,238	-	-	369,238
Total	369,238	126,351	-	495,589

Liabilities

Long term debt[3]	-	732,709	-	732,709
Derivative financial instruments[1]	-	40,359	-	40,359
Total	-	773,068	-	773,068

1	Derivative financial instruments consist of forward foreign exchange contracts and interest rate swaps. See Note 5.
2	Money market funds are part of our cash and cash equivalents.
3	Long-term debt mainly relates to our EUR 600.0 million Eurobond (fair value as at December 31, 2011: EUR 692.0 million) and excludes accrued interest. For further details see Note 19.

There were no transfers between levels during the years ended December 31, 2012 and December 31, 2011.

5. Financial Risk Management

We are exposed to certain financial risks such as market risk (including foreign currency exchange risk and interest rate risk), credit risk, liquidity risk and capital risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potentially adverse effects on our financial performance. We use derivative financial instruments to hedge certain risk exposures. None of our transactions are entered into for trading or speculative purposes. We believe that market information is the most reliable and transparent measure for our derivative financial instruments that are measured at fair value.

Foreign currency risk management

Our sales are predominately denominated in euros. Exceptions may occur on a customer by customer basis. Our cost of sales and other expenses are mainly denominated in euros, to a certain extent in U.S. dollar and Japanese yen and to a limited extent in other currencies. Therefore, we are exposed to foreign currency exchange risk.

It is our policy to hedge material transaction exposures, such as forecasted sales and purchase transactions, and material net remeasurement exposures, such as accounts receivable and payable. We hedge these exposures through the use of foreign exchange contracts.

As of December 31, 2012, accumulated other comprehensive income includes EUR 4.9 million gain (net of taxes: EUR 4.3 million gain; 2011: EUR 4.4 million loss) representing the total anticipated gain to be released to sales, and EUR 6.0 million loss (net of taxes: EUR 5.3 million loss; 2011: EUR 10.3 million gain) to be charged to cost of sales, which will offset the EUR equivalent of foreign currency denominated forecasted sales and purchase transactions. All

ASML STATUTORY ANNUAL REPORT 2012	77

amounts are expected to be released over the next 12 months. The effectiveness of all contracts for which we apply hedge accounting is monitored on a quarterly basis throughout the life of the hedges. During 2012, no ineffective hedge relationships were recognized (2011: loss of EUR 0.2 million related to sales transactions).

Interest rate risk management

We have interest-bearing assets and liabilities that expose us to fluctuations in market interest rates. We use interest rate swaps to align the interest-typical terms of interest-bearing liabilities with the interest-typical terms of interest-bearing assets. There may be residual interest rate risk to the extent the asset and liability positions do not fully offset.

As part of our hedging policy, we use interest rate swaps to hedge changes in fair value of our Eurobond due to changes in market interest rates, thereby offsetting the variability of future interest receipts on part of our cash and cash equivalents. During 2012, the hedge was 100 percent effective in hedging the fair value exposure to interest rate movements. The changes in fair value of the Eurobond were included at the same time in the consolidated income statement as the changes in the fair value of the interest rate swaps.

Furthermore, as part of our hedging policy, we use interest rate swaps to hedge the variability of future interest cash flows relating to certain of our operating lease obligations. During 2012, these hedges were 100 percent effective in hedging the cash flow exposure to interest rate movements.

Financial instruments

We use foreign exchange contracts to manage our currency risk and interest rate swaps to manage our interest rate risk. The following table summarizes the notional amounts and estimated fair values of our financial instruments:

	2012		2011
As of December 31 (in thousands)	Notional amount EUR	Fair Value EUR	Notional amount EUR	Fair Value EUR

Forward foreign exchange contracts[1]	262,146	16,805	389,579	(23,999)
Interest rate swaps[2]	624,900	124,050	641,500	109,991

1	Relates to forward contracts assigned as a hedge to forecasted sales and purchase transactions and to monetary assets and liabilities, mainly in U.S. dollar and Japanese Yen.
2	Relates to interest rate swaps assigned as a hedge to interest bearing assets and liabilities, mainly related to the Eurobond; the fair value of the interest rate swaps includes accrued interest.

Sensitivity analysis financial instruments

Foreign currency sensitivity

We are mainly exposed to fluctuations in exchange rates between the euro and the U.S. dollar and the euro and the Japanese yen. The following table details our sensitivity to a 10.0 percent strengthening of foreign currencies against the euro. The sensitivity analysis includes foreign currency denominated monetary items outstanding and adjusts their translation at the period end for a 10.0 percent strengthening in foreign currency rates. A positive amount indicates an increase in income before income taxes or other comprehensive income, as shown.

	2012		2011
(in thousands)	Impact on income before income taxes EUR	Impact on equity EUR	Impact on income before income taxes EUR	Impact on equity EUR

U.S. dollar	(5,258)	13,669	(2,134)	17,293
Japanese yen	465	(3,218)	(902)	(6,255)
Other currencies	(7,674)	-	(3,628)	-
Total	(12,467)	10,451	(6,664)	11,038

It is our policy to limit the effects of currency exchange rate fluctuations on our consolidated income statement. The increased effect on income before income taxes in 2012 compared with 2011 reflects our higher net exposure at year end. The negative effect on income before income taxes as presented in the table above for 2012 is mainly attributable to timing differences between the arising and hedging of exposures.

The effects of the fair value movements of cash flow hedges, entered into for U.S. dollar and Japanese yen transactions are recognized in other comprehensive income. The decreased U.S. dollar and Japanese yen effect on other

ASML STATUTORY ANNUAL REPORT 2012	78

comprehensive income in 2012 compared with 2011 is the result of a decrease in outstanding sales and purchase hedges.

For a 10.0 percent weakening of the foreign currencies against the euro, there would be approximately an equal but opposite effect on the income before income taxes and other comprehensive income.

Interest rate sensitivity

The sensitivity analysis below has been determined based on the exposure to interest rates for both derivative financial and non-derivative financial instruments at the statement of financial position date with the stipulated change taking place at the beginning of the financial year and held constant throughout the reporting period. The table below shows the effect of a 1.0 percentage point increase in interest rates on our income before income taxes and other comprehensive income. A positive amount indicates an increase in income before income taxes and other comprehensive income.

	2012		2011
(in thousands)	Impact on income before income taxes EUR	Impact on other comprehensive income EUR	Impact on income before income taxes EUR	Impact on other comprehensive income EUR

Effect of a 1.0 percent point increase in interest rates	20,706	1,488	21,020	1,691

The positive effect on income before income taxes mainly relates to our cash and cash equivalents and short-term investments. The positive effect on other comprehensive income, is mainly attributable to the fair value movements of the interest rate swaps designated as cash flow hedges.

For a 1.0 percentage point decrease in interest rates there would be a lower opposite effect on income before income taxes and other comprehensive income due to the current interest rates.

Credit risk management

Financial instruments that potentially subject us to significant concentration of credit risk consist principally of cash and cash equivalents, short-term investments, derivative financial instruments used for hedging activities, accounts receivable and finance receivables.

Cash and cash equivalents, short-term investments and derivative financial instruments contain an element of risk of the counterparties being unable to meet their obligations. Our risk management program focuses appropriately on the current environment of uncertainty in the financial markets, especially in the euro-zone. We invest our cash and cash equivalents and short-term investments in short-term deposits with high-rated financial institutions and the Dutch government, in Dutch Treasury Certificates and in AAAm-rated money market funds that invest in high-rated short-term debt securities of financial institutions and governments. To mitigate the risk that any of our counterparties in hedging transactions is unable to meet its obligations, we only enter into transactions with a limited number of major financial institutions that have high credit ratings and closely monitor the creditworthiness of our counterparties. Concentration risk is mitigated by limiting the exposure to a single counterparty.

Our customers consist of Integrated Circuit (“IC”) manufacturers located throughout the world. We perform ongoing credit evaluations of our customers’ financial condition. We take additional measures to mitigate credit risk on accounts receivable and finance receivables when considered appropriate by means of e.g. down payments, letters of credit, and retention of ownership provisions in contracts. Retention of ownership enables us to recover the systems in the event a customer defaults on payment.

Liquidity risk management

Our liquidity needs are affected by many factors, some of which are based on the normal on-going operations of the business, and others that relate to the uncertainties of the global economy and the semiconductor industry. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated from operations, together with the liquidity provided by existing cash and cash equivalents and short-term investments and our borrowing capability are sufficient to satisfy our current requirements, including our 2013 capital expenditures. We intend to return cash to our shareholders on a regular basis in the form of dividend payments and, subject to our actual and anticipated liquidity requirements and other relevant factors, share buybacks or capital repayment.

ASML STATUTORY ANNUAL REPORT 2012	79

Our liquidity analysis consists of the following derivative financial instruments:

(in thousands)	Total EUR	Less than 1 year EUR	1-3 years EUR	3-5 years EUR	After 5 years EUR

Cash outflows
Currency contracts	564,731	564,731	-	-	-
Interest rate swaps	673,181	8,096	19,386	620,010	25,689

Cash inflows
Currency contracts	581,641	581,641	-	-	-
Interest rate swaps	798,401	34,546	69,212	669,538	25,105

For more information on our contractual obligations, including the liquidity analysis for non-derivative financial liabilities, see Note 24.

6. Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the process of applying our accounting policies, which are described in Note 3, management has made some judgments that have significant effect on the amounts recognized in the financial statements. These also include key assumptions concerning the future, and other key sources of estimation uncertainty at the statement of financial position date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Warranty

We provide standard warranty coverage on our systems for 12 months and on certain optic parts for 60 months, providing labor and parts necessary to repair systems and optic parts during the warranty period. The estimated warranty costs are accounted for by accruing these costs for each system upon recognition of the system sale. The estimated warranty costs are based on historical product performance and field expenses. Based upon historical service records, we calculate the charge of average service hours and parts per system to determine the estimated warranty costs. On a semi-annual basis, we assess, and update if necessary, our accounting estimates used to calculate the standard warranty reserve based on the latest actual historical warranty costs and expected future warranty costs. The actual product performance and/or field expense profiles may differ, and in those cases we adjust our warranty reserves accordingly. Future warranty costs may exceed our estimates, which could lead to an increase in our cost of sales. In 2012 and 2011, the reassessments of the warranty reserve, and resulting change in accounting estimate, did not have a material effect on our consolidated income statement and earnings per share amounts.

Impairment of non-financial assets

Non-financial assets include goodwill, other intangible assets and property, plant and equipment.

At each reporting date, we review the carrying amounts of our tangible and intangible assets (other than goodwill) to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGUs, or otherwise they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

During 2012, we recorded impairment charges of EUR 3.2 million in property, plant and equipment of which we recorded EUR 1.0 million in cost of sales, EUR 0.5 million in R&D costs and EUR 1.7 million in SG&A costs. The impairment charges recorded in 2012 mainly related to machinery and equipment and furniture, fixture and other equipment (EUR 1.7 million) with respect to technical equipment and software which are ceased to be used. The impairment charges

ASML STATUTORY ANNUAL REPORT 2012	80

were determined based on the difference between the assets’ recoverable amount (being EUR 0.1 million) and their carrying amount. We did not record any impairment charges in other intangible assets.

Capitalization of development expenditures

In determining the development expenditures to be capitalized, ASML makes estimates and assumptions based on expected future economic benefits generated by products that are the result of these development expenditures. Other important estimates and assumptions in this assessment process are the required internal rate of return, the distinction between research and development and the estimated useful life.

Accounts receivable and finance receivables

A majority of our accounts receivable and finance receivables are derived from sales to a limited number of large multinational semiconductor manufacturers throughout the world. In order to monitor potential credit losses, we perform ongoing credit evaluations of our customers’ financial condition. Respective allowances for credit losses on both accounts receivable and finance receivables are maintained based upon management’s assessment of the expected collectability of all accounts receivable and finance receivables. The respective allowances for credit losses on accounts receivable and finance receivables are reviewed periodically to assess the adequacy of these allowances. In making this assessment, management takes into consideration (i) any circumstances of which we are aware regarding a customer’s inability to meet its financial obligations; and (ii) our judgments as to potential prevailing economic conditions in the industry and their potential impact on our customers. Where we deem it prudent to do so, we may require some form of credit enhancement, such as letters of credit, down payments and retention of ownership provisions in contracts, before shipping systems to certain customers, which are intended to recover the systems in the event a customer defaults on payment. We have not incurred any material accounts receivable or finance receivable credit losses during the past three years. A business failure of one of our main customers could result in a substantial credit loss in respect to amounts owed to us by that customer, which could adversely affect our business, financial condition and results of operations.

Inventories

Inventories are stated at the lower of cost (first-in-first-out method) or net realizable value. The cost of inventories comprise net prices paid for materials purchased, charges for freight and customs duties, production labor cost and factory overhead. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Inventory provisions are recognized for slow-moving, obsolete or unsellable inventory and are reviewed on a quarterly basis. Our methodology involves matching our on hand and on-order inventory with our manufacturing forecast. In determining inventory provisions, we evaluate inventory in excess of our forecasted needs on both technological and economic criteria and make appropriate provisions to reflect the risk of obsolescence. This methodology is significantly affected by our forecasted needs for inventory. If actual demand or usage were to be lower than estimated, additional inventory provisions for excess or obsolete inventory may be required, which could have a material adverse effect on our business, financial condition and results of operations.

Income taxes

We operate in various tax jurisdictions in Asia, the United States and Europe and must comply with the tax laws of each of these jurisdictions.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted at statement of financial position date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which we expect, at the reporting date, to recover or settle the carrying amount of our assets and liabilities.

We continuously assess our ability to realize our deferred tax assets resulting, among others, from net operating loss carry-forwards. The total amount of tax effect of the loss carry-forwards as of December 31, 2012 was EUR 5.6 million, which resides with ASML US, Inc. and US based subsidiaries of ASML US Inc. We believe that all losses will be offset by future taxable income before our ability to utilize those losses expires. This analysis takes into account our projected future taxable operating income and possible tax planning alternatives available to us.

The calculation of our tax liabilities involves uncertainties in the application of complex tax laws. Our estimate for the potential outcome of any uncertain tax position is highly judgmental. However, we believe that we have adequately provided for uncertain tax positions. Settlement of these uncertainties in a manner inconsistent with our expectations could have a material impact on our results of operations, financial condition and cash flows. We recognize a liability for

ASML STATUTORY ANNUAL REPORT 2012	81

uncertain tax positions when it is probable that an outflow of economic resources will occur. Measurement of the liability for uncertain tax positions is based on management’s best estimate of the amount of tax benefit that will be lost.

7. Earnings per share

The earnings per share (“EPS”) data have been calculated in accordance with the following schedule:

As of December 31 (in thousands, except per share data)	2012 EUR	2011 EUR

Net income	1,302,347	1,494,071

Weighted average number of shares outstanding during the year (after deduction of treasury stock)	424,096	425,618

Basic net income per ordinary share	3.07	3.51

Weighted average number of shares:	424,096	425,618
Plus shares applicable to:
Options and conditional shares[1]	2,890	3,435

Dilutive potential ordinary shares	2,890	3,435

Adjusted weighted average number of shares	426,986	429,053

Diluted net income per ordinary share[1]	3.05	3.48

1	The calculation of diluted net income per ordinary share assumes the exercise of options issued under ASML stock option plans and the issuance of shares under ASML share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.

8. Property, plant and equipment

Property, plant and equipment consist of the following:

(in thousands)	Land, buildings and constructions EUR	Machinery and equipment EUR	Leasehold improvements EUR	Furniture, fixtures and other equipment EUR	Total EUR

Cost
Balance, January 1, 2011	526,855	609,253	185,635	316,244	1,637,987
Additions	213,513	355,358	20,918	29,314	619,103
Disposals	-	(212,286)	(216)	(1,619)	(214,121)
Effect of changes in exchange rates	1,773	11,698	323	1,040	14,834
Balance, December 31, 2011	742,141	764,023	206,660	344,979	2,057,803
Additions	106,234	248,429	8,883	22,749	386,295
Disposals	(347)	(317,022)	(300)	(30,894)	(348,563)
Effect of changes in exchange rates	(995)	(4,671)	(391)	(59)	(6,116)
Balance, December 31, 2012	847,033	690,759	214,852	336,775	2,089,419

Accumulated depreciation and impairment
Balance, January 1, 2011	127,509	358,026	129,741	277,380	892,656
Depreciation	27,362	99,968	13,128	17,575	158,033
Impairment charges	-	3,508	2,789	5,975	12,272
Disposals	-	(64,417)	(41)	(988)	(65,446)
Effect of changes in exchange rates	1,006	4,715	158	799	6,678
Balance, December 31, 2011	155,877	401,800	145,775	300,741	1,004,193
Depreciation	31,598	110,571	13,416	23,668	179,253
Impairment charges	649	906	-	1,679	3,234
Disposals	(347)	(92,205)	(248)	(30,575)	(123,375)
Effect of changes in exchange rates	(505)	(3,090)	(165)	(49)	(3,809)
Balance, December 31, 2012	187,272	417,982	158,778	295,464	1,059,496

Carrying amount
December 31, 2011	586,264	362,223	60,885	44,238	1,053,610
December 31, 2012	659,761	272,777	56,074	41,311	1,029,923

As of December 31, 2012, the carrying amount includes assets under construction for land, buildings and constructions of EUR 5.5 million (2011: EUR 165.0 million), machinery and equipment of EUR 21.8 million (2011: EUR 16.6 million),

ASML STATUTORY ANNUAL REPORT 2012	82

leasehold improvements of EUR 1.0 million (2011: EUR 1.3 million) and furniture, fixtures and other equipment of EUR 9.3 million (2011: EUR 8.0 million). As of December 31, 2012, the carrying amount of land amounts to EUR 60.7 million (2011: EUR 51.1 million).

The majority of the additions and disposals in 2012 and 2011 relate to machinery and equipment (including operating leases to customers, prototypes, evaluation and training systems). These systems are similar to those that ASML sells in its ordinary course of business. The systems are capitalized under property, plant and equipment because they are held for own use, for rental and for evaluation purposes. These systems are recorded at cost and depreciated over their expected useful life. From the time that these assets are no longer held for use but intended for sale in the ordinary course of business, they are reclassified from property, plant and equipment to inventory at the lower of their carrying value or fair market value. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in the consolidated statement of cash flows. An amount of EUR 204.8 million (2011: EUR 300.5 million) of the additions relates to non-cash transfers from inventory and an amount of EUR 9.6 million (2011: EUR 17.7 million) relates to other non-cash movements (mainly investments not yet paid). An amount of EUR 222.9 million (2011: EUR 145.3 million) of the disposals relates to non-cash transfers to inventory. When sold, the proceeds and cost of these systems are recorded as net sales and cost of sales, respectively, identical to the treatment of other sales transactions. The cost of sales for these systems includes the inventory value and the additional costs of refurbishing (materials and labor).

The impairment charges recorded in 2012 mainly related to furniture, fixture and other equipment (EUR 1.7 million). We recorded impairment charges with respect to software which are ceased to be used. The impairment charges were determined based on the difference between the assets’ value in use (being EUR 0.1 million) and their carrying amount.

The impairment charges recorded in 2011 mainly related to machinery and equipment and furniture, fixture and other equipment (EUR 9.5 million). We recorded impairment charges with respect to technical equipment and software which are ceased to be used. The impairment charges were determined based on the difference between the assets’ value in use (being EUR 1.9 million) and their carrying amount.

In determining the value in use of an asset, we make estimates about future cash flows. These estimates are based on our financial plan, updated with the latest available projections of the semiconductor market conditions and our sales and cost expectations, which is consistent with what we use to manage our business.

As of December 31, 2012, the carrying amount of machinery and equipment includes an amount of EUR 82.2 million with respect to evaluation and operating lease systems (2011: EUR 201.4 million).

During 2012, we recorded impairment charges of EUR 3.2 million (2011: EUR 12.3 million) of which we recorded EUR 1.0 million (2011: EUR 6.2 million) in cost of sales, EUR 0.5 million (2011: EUR 3.5 million) in R&D costs and EUR 1.7 million (2011: EUR 2.6 million) in SG&A costs.

During 2012, we recorded depreciation charges of EUR 179.3 million (2011: EUR 158.0 million) of which we recorded EUR 147.7 million (2011: EUR 117.7 million) in cost of sales, EUR 15.3 million (2011: EUR 24.9 million) in R&D costs and EUR 16.3 million (2011: EUR 15.4 million) in SG&A costs.

Special Purpose Entity

The carrying amount of land, buildings and constructions includes an amount of EUR 32.4 million (2011: EUR 33.8 million) relating to our headquarters in Veldhoven, the Netherlands, which is owned by Koppelenweg II B.V., a SPE.

As of 2003, we are leasing the Veldhoven headquarters for a period of 15 years (from 2003) from an entity (“lessor”) that was incorporated by a syndicate of three banks (“SPE shareholders”) solely for the purpose of leasing this building. The lessor’s equity amounts to EUR 1.9 million and has not changed since 2003.

The SPE shareholders each granted a loan of EUR 11.6 million and a fourth bank granted a loan of EUR 12.3 million (EUR 47.1 million in total) to the parent of the lessor. ASML provided the parent of the lessor with a subordinated loan of EUR 5.4 million and has a purchase option that is exercisable either at the end of the lease in 2018, at a price of EUR 24.5 million, or during the lease at a price equal to the book value of the assets. The total assets of the lessor entity amounted to EUR 54.5 million at inception of the lease. The entity is determined to be a SPE because the equity investors do not have sufficient equity at risk for the legal entity to finance its activities without sufficient additional subordinated support.

The primary purpose for which the SPE was created was to provide ASML with use of the building for 15 years, where ASML does not retain substantially all the risks and rewards from changes in value of the building. The main activities of the entity are to rent, re-market and ultimately sell the building that is owned by the SPE. The economic performance

ASML STATUTORY ANNUAL REPORT 2012	83

of the SPE is most significantly impacted by the ability of the lessee (ASML) to exercise the purchase option at any time during the lease term, and thus we could potentially benefit from increases in the fair value of the building.

While the debt holders have an interest, and may absorb losses, and the equity holders have an interest and may receive benefits, they do not have the power to direct activities that most significantly impact the entity’s economic performance and therefore, cannot be the primary beneficiary. Through the pre-determined price of the call option ASML has the power over the SPE, therefore only ASML meets both the power and losses/benefit criterion and consolidates the SPE.

9. Goodwill

Changes in goodwill are summarized as follows:

Year ended December 31 (in thousands)	2012 EUR	2011 EUR

Cost
Balance, January 1	155,124	150,071
Acquisition subsidiary	6,038	-
Effect of changes in exchange rates	(3,095)	5,053

Balance, December 31	158,067	155,124

Goodwill is tested for impairment annually on September 30 and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable.

Due to changes in our reporting structure, we have re-evaluated our cash-generating units during 2012. As result, all goodwill recognized in relation to the acquisition of Brion in 2007 is allocated to the operating segment ASML (in 2011 assigned to the CGU Brion).

Due to the re-evaluation of our CGU’s, resulting in the recognized goodwill being allocated to the operating segment ASML, we also changed the method of determining the recoverable amount in the annual impairment test. The recoverable amount is determined on the basis of fair value less cost to sell. Fair value less cost to sell is based on ASML’s market capitalization, while in prior years we determined the recoverable amount on the basis of the value in use using a discounted cash flow analysis for the CGU Brion.

We believe that, as per September 30, 2012, ASML’s market capitalization, determined on basis of the quoted share price of ASML’s publicly traded outstanding shares, is the best evidence of the fair value less cost to sell of the operating segment ASML.

Based on the outcome of the annual goodwill impairment test, management believes that the fair value less cost to sell of the CGU substantially exceeded its carrying value, therefore goodwill was not impaired as of December 31, 2012 and December 31, 2011. As of December 31, 2012 and December 31, 2011, no accumulated impairments were recognized.

Acquisition subsidiary relates to Wijdeven Motion Holding B.V. and its wholly-owned subsidiary Wijdeven Motion B.V. (hereafter jointly referred to as “Wijdeven Motion”) acquired in the fourth quarter of 2012. Wijdeven Motion builds a portion of the complex linear motors used in ASML’s wafer and reticle stages. Assets acquired and liabilities incurred, or assumed, following the acquisition have been assigned to the operating segment ASML.

ASML STATUTORY ANNUAL REPORT 2012	84

10. Other intangible assets

Other intangible assets consist of the following:

(in thousands)	Development expenditures EUR	Intellectual property EUR	Developed technology EUR	Customer relationships EUR	In-process R&D EUR	Other EUR	Total EUR
Cost
Balance, January 1, 2011	724,356	47,250	25,883	8,733	22,817	2,231	831,270
Additions	98,086	-	-	-	-	-	98,086
Effect of changes in exchange rates	2,179	-	-	-	769	-	2,948

Balance, December 31, 2011	824,621	47,250	25,883	8,733	23,586	2,231	932,304
Additions	293,624	7,658	-	-	-	-	301,282
Effect of changes in exchange rates	(2,341)	-	-	-	(472)	-	(2,813)

Balance, December 31, 2012	1,115,904	54,908	25,883	8,733	23,114	2,231	1,230,773

Accumulated amortization
Balance, January 1, 2011	468,320	47,224	17,043	4,185	15,466	1,994	554,232
Amortization	97,337	4	4,080	1,092	5,470	109	108,092
Effect of changes in exchange rates	1,047	-	-	-	945	-	1,992

Balance, December 31, 2011	566,704	47,228	21,123	5,277	21,881	2,103	664,316
Amortization	98,806	800	4,080	1,092	1,723	109	106,610
Effect of changes in exchange rates	(591)	-	-	-	(490)	-	(1,081)

Balance, December 31, 2012	664,919	48,028	25,203	6,369	23,114	2,212	769,845

Carrying amount
December 31, 2011	257,917	22	4,760	3,456	1,705	128	267,988
December 31, 2012	450,985	6,880	680	2,364	-	19	460,928

Development expenditures mainly relate to the capitalized expenditures regarding our core programs: immersion, EUV and holistic lithography solutions.

Intellectual property relates to licenses and patents purchased from third parties. During 2012, we acquired intellectual property from third parties for an amount of EUR 7.7 million. Developed technology, customer relationships, in-process R&D and other were obtained in the acquisition of Brion.

During 2012, we recorded amortization charges of EUR 106.6 million (2011: EUR 108.1 million) which were recorded in cost of sales for EUR 106.5 million (2011: 108.1 million) and in R&D costs for EUR 0.1 million (2011: nil).

During 2012 we capitalized borrowing costs for EUR 2.5 million (2011: nil).

Estimated amortization expenses relating to intangible assets for the next five years and thereafter are as follows:

(in thousands)	EUR
2013	110,971
2014	125,727
2015	80,103
2016	79,922
2017	43,053
Thereafter	21,152

Total	460,928

ASML STATUTORY ANNUAL REPORT 2012	85

11. Finance receivables

Finance receivables consist of the net investment in finance leases. The following table lists the components of the finance receivables as of December 31, 2012 and 2011:

As of December 31 (in thousands)	2012 EUR	2011 EUR

Finance receivables, gross	309,616	78,853
Unearned interest	(5,828)	-

Finance receivables, net	303,788	78,853
Current portion of finance receivables, gross	268,617	78,853
Current portion of unearned interest	(3,450)	-

Non-current portion of finance receivables, net	38,621	-

The increase in finance receivables as of December 31, 2012 compared to December 31, 2011 is caused by an increased number of finance leases. At December 31, 2012, the minimum lease payments and present value of minimum lease payments is as follows:

	Minimum lease payments		Present value of minimum lease payments
As of December 31 (in thousands)	2012 EUR	2011 EUR	2012 EUR	2011 EUR

Not later than one year	268,617	78,853	265,167	78,853
Later than one year and not later than five years	40,999	-	38,621	-

	309,616	78,853	303,788	78,853
Less: unearned interest	(5,828)	-	n/a	n/a

Present value of minimum lease payments receivable	303,788	78,853	303,788	78,853

ASML performs ongoing credit evaluations on its customers’ financial condition. ASML periodically reviews whether an allowance for credit losses is needed by considering factors such as historical payment experience, credit quality, aging finance receivable balances, and current economic conditions that may affect a customer’s ability to pay. In 2012 and 2011, we did not record any expected credit losses from finance receivables. As of December 31, 2012 the finance receivables were neither past due nor impaired.

ASML STATUTORY ANNUAL REPORT 2012	86

12. Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below and represent the fair value of these financial instruments:

As of December 31, 2012 (in thousands)	Derivatives at fair value through profit or loss EUR	Derivatives for which hedge accounting is applied EUR	Financial assets at fair value through profit or loss EUR	Available for sale financial assets EUR	Loans and receivables EUR	Total EUR

Assets as per statement of financial position date
Derivative financial instruments	16,943	134,805	-	-	-	151,748
Accounts receivable	-	-	-	-	605,288	605,288
Finance receivables	-	-	-	-	303,788	303,788
Other non-current and current assets	-	-	-	-	68,638	68,638
Short-term investments	-	-	-	930,005	-	930,005
Cash and cash equivalents	-	-	385,420	-	1,382,176	1,767,596

Total	16,943	134,805	385,420	930,005	2,359,890	3,827,063

As of December 31, 2012 (in thousands)	Derivatives at fair value through profit or loss EUR	Derivatives for which hedge accounting is applied EUR	Other financial liabilities EUR	Total EUR

Liabilities as per statement of financial position date
Long-term debt[1]	-	-	756,502	756,502
Derivative financial instruments	425	10,468	-	10,893
Accrued and other liabilities	-	-	480,088	480,088
Accounts payable	-	-	188,961	188,961

Total	425	10,468	1,425,551	1,436,444

1	Long-term debt includes our Eurobond. Because the Eurobond serves as hedged item in a fair value hedge relationship, the carrying amount is only adjusted for fair value changes in interest rate swaps. See note 19.

As of December 31, 2011 (in thousands)	Derivatives at fair value through profit or loss EUR	Derivatives for which hedge accounting is applied EUR	Financial assets at fair value through profit or loss EUR	Loans and receivables EUR	Total EUR

Assets as per statement of financial position date
Derivative financial instruments	1,095	125,256	-	-	126,351
Accounts receivable	-	-	-	880,627	880,627
Finance receivables	-	-	-	78,853	78,853
Other non-current and current assets	-	-	-	89,470	89,470
Cash and cash equivalents	-	-	369,238	2,362,544	2,731,782

Total	1,095	125,256	369,238	3,411,494	3,907,083

As of December 31, 2011 (in thousands)	Derivatives at fair value through profit or loss EUR	Derivatives for which hedge accounting is applied EUR	Other financial liabilities EUR	Total EUR

Liabilities as per statement of financial position date
Long-term debt[1]	-	-	732,709	732,709
Derivative financial instruments	33,407	6,952	-	40,359
Accrued and other liabilities	-	-	472,710	472,710
Accounts payable	-	-	444,269	444,269

Total	33,407	6,952	1,649,688	1,690,047

1	Long-term debt includes our Eurobond. Because the Eurobond serves as hedged item in a fair value hedge relationship, the carrying amount is only adjusted for fair value changes in interest rate swaps. See note 19.

ASML STATUTORY ANNUAL REPORT 2012	87

See Note 4 for the fair value measurement hierarchy.

The carrying amounts of the accounts receivable, finance receivables and other assets approximate their fair value.

The amounts reflected above represent our maximum exposure to credit risk for financial assets. See note 5 for credit risk management in relation to our financial assets.

13. Derivative financial instruments

The derivative financial instruments consist of the following:

	2012		2011
As of December 31 (in thousands)	Assets EUR	Liabilities EUR	Assets EUR	Liabilities EUR

Interest rate swaps - cash flow hedges	-	4,780	-	3,933
Interest rate swaps - fair value hedges	128,830	-	113,924	-
Forward foreign exchange contracts - cash flow hedges	5,975	5,688	11,332	3,019
Forward foreign exchange contracts - other hedges (no hedge accounting)	16,943	425	1,095	33,407

Total	151,748	10,893	126,351	40,359

Less non-current portion:
Interest rate swaps - cash flow hedges	-	4,032	-	3,210
Interest rate swaps - fair value hedges	101,651	-	92,534	-

Total non-current portion	101,651	4,032	92,534	3,210

Total current portion	50,097	6,861	33,817	37,149

The fair value part of a derivative financial instrument that has a remaining term of 12 months or less after the statement of financial position date is classified as current asset or liability. When the fair value part of a derivative financial instrument has a term of more than 12 months after statement of financial position date, it is classified as non-current.

Foreign exchange contracts

The notional principal amounts of the outstanding forward foreign exchange contracts in the main currencies U.S. dollar and Japanese yen at December 31, 2012 are U.S. dollar 159.8 million and Japanese yen 8.4 billion (2011: U.S. dollar 48.9 million and Japanese yen 37.2 billion).

The hedged highly probable forecasted transactions denominated in foreign currency are expected to occur at various dates during the coming 12 months. Gains and losses recognized in other comprehensive income on forward foreign exchange contracts as of December 31, 2012 will be recognized in the consolidated income statement in the period or periods during which the hedged forecasted transactions affect the consolidated income statement.

In 2012, we recognized a net amount of EUR 8.7 million gain (2011: EUR 58.1 million loss) in the consolidated income statement resulting from effective cash flow hedges for forecasted sales and purchase transactions that occurred in the year. Furthermore, we recognized an amount of EUR 3.0 million gain in the consolidated income statement resulting from derivative financial instruments measured at fair value through profit or loss (2011: EUR 38.3 million loss).

Interest rate swaps

The notional principal amounts of the outstanding interest rate swap contracts as of December 31, 2012 were EUR 624.9 million (2011: EUR 641.5 million).

ASML STATUTORY ANNUAL REPORT 2012	88

14. Other assets

The other non-current assets consist of the following:

As of December 31 (in thousands)	2012 EUR	2011 EUR

Advance payments to Zeiss	183,025	187,950
Compensation plan assets[1]	12,080	10,577
Subordinated loan granted to lessor in respect of Veldhoven headquarters[2]	5,445	5,445
Other	6,350	7,086

Total other non-current assets	206,900	211,058

1	For further details on compensation plan assets see Note 23.
2	For further details on loan granted to lessor in respect of Veldhoven headquarters see Note 8.

Zeiss is our sole supplier of main optical systems (including lenses). The non-current part of advance payments to Zeiss mainly relates to payments made to support the Zeiss’ investments in ASML’s EUV program, which are expected to be repaid or settled through EUV optical module deliveries.

The other current assets consist of the following:

As of December 31 (in thousands)	2012 EUR	2011 EUR

Advance payments to Zeiss	70,257	66,203
VAT	25,215	47,543
Prepaid expenses	34,888	28,754
Other receivables	35,728	34,232

Total other current assets	166,088	176,732

From time to time, Zeiss receives non-interest bearing advance payments from us that assist in financing Zeiss’ work-in-process and thereby secure lens and optical module deliveries to us. Amounts owed under these advance payments are repaid or settled through lens or EUV optical module deliveries over the following 12 months.

The carrying amount of the other non-current and current assets approximates the fair value.

15. Inventories

Inventories consist of the following:

As of December 31 (in thousands)	2012 EUR	2011 EUR

Raw materials	307,315	258,712
Work-in-process	1,074,042	1,026,872
Finished products	742,979	532,556

Total inventories, gross	2,124,336	1,818,140
Provision for obsolescence and/or lower market value	(267,366)	(185,462)

Total inventories, net	1,856,970	1,632,678

ASML STATUTORY ANNUAL REPORT 2012	89

A summary of activity in the provision for obsolescence and/or lower market value is as follows:

As of December 31 (in thousands)	2012 EUR	2011 EUR

Balance at beginning of year	(185,462)	(186,343)
Addition for the year	(138,962)	(60,300)
Effect of exchange rates	1,009	(883)
Release of the provision	-	7,915
Utilization of the provision	56,049	54,149

Balance at end of year	(267,366)	(185,462)

In 2012, the addition for the year is recorded in cost of sales for an amount of EUR 133.3 million and R&D costs for an amount of EUR 5.7 million (2011: cost of sales EUR 60.0 million and R&D costs EUR 0.3 million). Addition for the year mainly relates to write downs as result of technological developments and inventory parts which became obsolete and includes EUR 43.5 million (2011: EUR 17.0 million) with respect to lower of cost or market adjustments.

The cost of inventories recognized as expense and included in cost of sales amounted to EUR 1,873.5 million (2011: EUR 2,361.6 million).

16. Accounts receivable

Accounts receivable consist of the following:

As of December 31 (in thousands)	2012 EUR	2011 EUR

Accounts receivable, gross	607,359	883,209
Allowance for doubtful receivables	(2,071)	(2,582)

Accounts receivable, net	605,288	880,627

The carrying amount of the accounts receivable approximates the fair value. ASML performs ongoing credit evaluations on its customers’ financial condition. ASML periodically reviews whether an allowance for credit losses is needed by considering factors such as historical payment experience, credit quality, aging accounts receivables balances, and current economic conditions that may affect a customer’s ability to pay.

The main part of the carrying value of accounts receivable consists of euro balances.

Accounts receivable are impaired and provided for on an individual basis. As of December 31, 2012, accounts receivable of EUR 101.7 million (2011: EUR 66.8 million) were past due but not impaired. These balances are still considered to be recoverable because they relate to customers for whom there is no recent history of default and there has not been a significant change in credit quality. The table below shows the ageing analysis of the accounts receivable that are up to three months past due and over three months past due. Accounts receivable are past due when the payment term has expired.

As of December 31 (in thousands)	2012 EUR	2011 EUR

Up to three months past due	96,104	41,118
Over three months past due	5,584	25,729

Total past due	101,688	66,847

ASML provided extended payment terms to some of its customers. The average days outstanding decreased to 47 days in 2012 from 57 days in 2011.

ASML STATUTORY ANNUAL REPORT 2012	90

Movements in the allowance for doubtful receivables are as follows:

Year ended December 31 (in thousands)	2012 EUR	2011 EUR

Balance at beginning of year	(2,582)	(1,945)
Addition for the year[1]	(458)	(849)
Utilization of the provision	969	212

Allowance for doubtful receivables	(2,071)	(2,582)

1	Addition for the year is recorded in cost of sales.

17. Cash and cash equivalents and short-term investments

Cash and cash equivalents at December 31, 2012 include deposits with high-rated financial institutions and the Dutch government of EUR 775.6 million (2011: EUR 1,818.6 million), investments in AAAm-rated money market funds that invest in high-rated debt securities of financial institutions and governments of EUR 385.4 million (2011: EUR 369.2 million) and interest-bearing bank accounts of EUR 606.6 million (2011: EUR 544.0 million). Our cash and cash equivalents are predominantly denominated in euros and partly in US dollars.

Cash and cash equivalents have insignificant interest rate risk and remaining maturities of three months or less at the date of acquisition. No restrictions on usage of cash and cash equivalents exist. The carrying amount of these assets approximates their fair value.

Short-term investments have insignificant interest rate risk and remaining maturities longer than three months but less than one year at the date of acquisition.

Short-term investments (classified as available for sale financial assets) consist of the following:

As of December 31, 2012 (in thousands)	Cost basis	Unrealized Gains	Unrealized Losses	Recorded Basis

Dutch Treasury Certificates	279,988	-	-	279,988
Deposits	650,017	-	-	650,017

Total	930,005	-	-	930,005

We had no short-term investments as of December 31, 2011.

18. Equity

Share Capital

ASML’s authorized share capital amounts to EUR 126,000,000 and is divided into:

•	700,000,000 cumulative preference shares with a nominal value of EUR 0.09 each;
•	699,999,000 ordinary shares with a nominal value of EUR 0.09 each; and
•	9,000 ordinary shares B with a nominal value of EUR 0.01 each.

Per December 31, 2012, 419,852,467 ordinary shares with a nominal value of EUR 0.09 each were issued and fully paid in, of which 12,687,246 ordinary shares are held by us in treasury. No ordinary shares B and no cumulative preference shares are issued. 96,566,077 depositary receipts for ordinary shares are issued with our cooperation.

Our Board of Management has the power to issue ordinary shares and cumulative preference shares insofar as the Board of Management has been authorized to do so by the General Meeting of Shareholders (either by means of a resolution or by an amendment to our Articles of Association). The Board of Management requires approval of the Supervisory Board for such an issue. The authorization by the General Meeting can only be granted for a certain period not exceeding five years and may be extended for no longer than five years on each occasion. In case the General Meeting of Shareholders has not authorized the Board of Management to issue shares, the General Meeting of Shareholders shall have the power to issue shares upon the proposal of the Board of Management, provided that the Supervisory Board has approved such proposal.

ASML STATUTORY ANNUAL REPORT 2012	91

Shares issued in Customer Co-Investment Program

On September 12, 2012, we issued 62,977,877 ordinary shares to Stichting Administratiekantoor MAKTSJAB (“Intel Stichting”) and 12,595,575 ordinary shares to Stichting Administratiekantoor Samsung and on October 31, 2012, ASML issued 20,992,625 ordinary shares to Stichting Administratiekantoor TSMC with respect to the Customer Co-Investment Program. We received an amount of EUR 3,853.9 million in relation to the shares issued under the Customer Co-Investment Program. For further details on our Customer Co-Investment Program see Note 35.

Synthetic Share Buyback

At the Extraordinary General Meeting of Shareholders (“EGM”) held on September 7, 2012, several changes in the Articles of Association of ASML were adopted, in connection with the Synthetic Share Buyback effectuated in connection with the Customer Co-Investment Program. Consequently, on November 24, 2012 the Articles of Association were amended as follows. Upon the first amendment the ordinary shares to be held for the benefit of the participants to the Customer Co-Investment Program were converted into ordinary shares M and all other ordinary shares were converted into ordinary shares A. Upon the second amendment the par value per ordinary share A was increased from EUR 0.09 to EUR 9.24 at the expense of the share premium reserve. Upon the third amendment, the nominal value per ordinary share A was reduced to an amount of EUR 0.06, by decreasing the nominal value per ordinary share A by an amount of EUR 9.18, which resulted in a repayment of the same amount per share to holders of ordinary shares into which the ordinary shares A were converted. The fourth amendment provided for the consolidation of the ordinary shares A through the exchange of each 100 ordinary shares for 77 ordinary shares, resulting in an increase of the nominal value per ordinary share from EUR 0.06 to EUR 0.09, whereby the aggregate difference is booked at the expense of the share premium reserve. The fifth and last amendment provided for the deletion of the share class M for participants to the Customer Co-Investment Program and the share class A for the other shareholders. The ordinary shares M and A were converted thereafter into ordinary shares without a specific letter mark attached to it.

These amendments in substance constitute a Synthetic Share Buyback in which we effectively repurchased 93,411,216 shares at an average price of EUR 39.91 for a total amount of EUR 3,728.3 million. The difference of EUR 125.6 million between the capital repayment of EUR 3,728.3 million and the net proceeds from issuance of shares of EUR 3,853.9 million relates to the capital repayment on ASML’s treasury shares which was also part of the Synthetic Share Buyback.

Ordinary shares

Each ordinary share consists of 900 fractional shares. Fractional shares entitle the holder thereof to a fractional dividend but do not entitle the holder thereof to voting rights. Only those persons who hold shares directly in the share register in the Netherlands, held by us at our address at 5504 DR Veldhoven, de Run 6501, the Netherlands, or in the New York share register, held by JP Morgan Chase Bank, N.A., P.O. Box 64506, St. Paul, MN 55164-0506, United States, can hold fractional shares. Persons who hold ordinary shares through the deposit system under the Dutch Securities Bank Giro Transactions Act (Wet giraal effectenverkeer; the “Giro Act”) maintained by the Dutch central securities depository (Nederlands Centraal Insituut voor Giraal Effectenverkeer B.V., “Euroclear Nederland”) or through the Depositary Trust Company (“DTC”) cannot hold fractional shares. An ordinary share entitles the holder thereof to cast nine votes in the General Meeting of Shareholders. At our EGM held on September 7, 2012, the Board of Management was authorized from September 7, 2012 through October 25, 2013, subject to the approval of the Supervisory Board, to issue shares and/or rights thereto representing up to a maximum of 5.0 percent of our issued share capital at April 25, 2012, plus an additional 5.0 percent of our issued share capital at April 25, 2012 that may be issued in connection with mergers, acquisitions and/or (strategic) alliances.

Holders of ASML’s ordinary shares have a preemptive right of subscription, in proportion to the aggregate nominal amount of the ordinary shares held by them, to any issuance of ordinary shares for cash, which right may be restricted or excluded. Ordinary shareholders have no pro rata preemptive right of subscription to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders (either by means of a resolution or by an amendment to our Articles of Association), the Board of Management has the power subject to approval of the Supervisory Board, to restrict or exclude the preemptive rights of holders of ordinary shares. At our EGM held on September 7, 2012, the Board of Management was authorized from September 7, 2012 through October 25, 2013, subject to approval of the Supervisory Board, to restrict or exclude preemptive rights of holders of ordinary shares up to a maximum of 10.0 percent of our issued share capital at April 25, 2012. With this authorization, the corresponding authorization granted at the Annual General Meeting of Shareholders (“AGM”) held on April 25, 2012, ceased to apply to the extent not already used.

We may repurchase our issued ordinary shares at any time, subject to compliance with the requirements of Dutch law and our Articles of Association. Any such repurchases are and remain subject to the approval of the Supervisory Board and the authorization of shareholders at ASML’s AGM, which authorization may not be for more than 18 months. At the

ASML STATUTORY ANNUAL REPORT 2012	92

AGM held on April 25, 2012, the Board of Management has been authorized, subject to Supervisory Board approval, to repurchase through October 25, 2013, up to a maximum of two times 10.0 percent of our issued share capital at April 25, 2012, at a price between the nominal value of the ordinary shares purchased and 110.0 percent of the market price of these securities on NYSE Euronext Amsterdam or NASDAQ. At our AGM to be held on April 24, 2013, we shall request the authorization for the Board of Management to repurchase and cancel shares for a period of 18 months as of the 2013 AGM, i.e. until October 24, 2014, all in conformity with the provisions of the law and our Articles of Association.

Ordinary shares B

As part of the most recent changes in our Articles of Association, adopted at the EGM held on September 7, 2012, the 9,000 ordinary shares B with a nominal value of EUR 0.01 were introduced. A person who holds (a multiple of) 100 fractional shares, may exchange those fractional shares for an ordinary share B. Every holder of an ordinary share B is entitled to one-ninth (1/9) of a dividend. Each ordinary share B entitles the holder thereof to cast one vote at the General Meeting.

Cumulative preference shares

In 1998, we granted to the preference share foundation, “Stichting Preferente Aandelen ASML” (the “Foundation”) an option to acquire cumulative preference shares in our capital (the “Preference Share Option”). This option was amended and extended in 2003 and 2007. A third amendment to the option agreement between the Foundation and ASML became effective on January 1, 2009, to clarify the procedure for the repurchase and cancellation of the preference shares when issued.

Per the amendment of our Articles of Association of May 6, 2011, the nominal value of the cumulative preference shares was increased to EUR 0.09. The number of cumulative preference shares included in the authorized share capital was decreased to 700,000,000. This was done to simplify the Articles of Association, and to give each share the right to cast one vote in the General Meeting of Shareholders.

The Foundation may exercise the preference share option in situations where, in the opinion of the Board of Directors of the Foundation, our interests, our business or the interests of our stakeholders are at stake. This may be the case if a public bid for our shares has been announced or has been made, or the justified expectation exists that such a bid will be made without any agreement having been reached in relation to such a bid with us. The same may apply if one shareholder, or more shareholders acting in concert, hold a substantial percentage of our issued ordinary shares without making an offer or if, in the opinion of the Board of Directors of the Foundation, the (attempted) exercise of the voting rights by one shareholder or more shareholders, acting in concert, is materially in conflict with our interests, our business or our stakeholders.

The objectives of the Foundation are to look after the interests of ASML and of the enterprises maintained by ASML and of the companies which are affiliated in a group with ASML, in such a way that the interests of ASML, of those enterprises and of all parties concerned are safeguarded in the best possible way, and influences in conflict with these interests which might affect the independence or the identity of ASML and those companies are deterred to the best of the Foundation’s ability, and everything related to the above or possibly conducive thereto. The Foundation seeks to realize its objects by the acquiring and holding of cumulative preference shares in the capital of ASML and by exercising the rights attached to these shares, particularly the voting rights attached to these shares.

The preference share option gives the Foundation the right to acquire a number of cumulative preference shares as the Foundation will require, provided that the aggregate nominal value of such number of cumulative preference shares shall not exceed the aggregate nominal value of the ordinary shares that have been issued at the time of exercise of the Preference Share Option for a subscription price equal to their nominal value. Only one-fourth of the subscription price is payable at the time of initial issuance of the cumulative preference shares, with the other three-fourths of the nominal value only being payable when we call up this amount. Exercise of the preference share option could effectively dilute the voting power of the outstanding ordinary shares by one-half.

Cancellation and repayment of the issued cumulative preference shares by us requires the authorization by the General Meeting of Shareholders of a proposal to do so by the Board of Management approved by the Supervisory Board. If the preference share option is exercised and as a result cumulative preference shares are issued, we, at the request of the Foundation, will initiate the repurchase or cancellation of all cumulative preference shares held by the Foundation. In that case we are obliged to effect the repurchase and cancellation respectively as soon as possible. A cancellation will have as a result a repayment of the amount paid and exemption from the obligation to pay up on the cumulative preference shares. A repurchase of the cumulative preference shares can only take place when such shares are fully paid up.

ASML STATUTORY ANNUAL REPORT 2012	93

If the Foundation will not request us to repurchase or cancel all cumulative preference shares held by the Foundation within 20 months after issuance of these shares, we will be obliged to convene a General Meeting of Shareholders in order to decide on a repurchase or cancellation of these shares.

The Foundation is independent of ASML. The Board of Directors of the Foundation comprises four independent voting members from the Dutch business and academic communities. As of January 1, 2012, the members of the Board of Directors of the Foundation are: Mr. A. Baan, Mr. M.W. den Boogert, Mr. J.M. de Jong and Mr. A.H. Lundqvist.

Other reserves

Changes in other reserves during 2012 and 2011 were as follows:

(in thousands)	Hedging reserve EUR	Currency translation reserve EUR	Reserve for capitalized development expenditures EUR	Total EUR

Balance at January 1, 2011	(44,369)	(88,640)	263,387	130,378

Components of statement of comprehensive income:
Foreign currency translation, net of taxes:
Gain (Loss) on the hedge of a net investment	-	(1,829)	-	(1,829)
Gain (Loss) on translation of foreign operations	-	(12,142)	-	(12,142)
Financial instruments, net of taxes:
Gain (Loss) on derivative financial instruments	(4,610)	-	-	(4,610)
Transfers to net income	51,963	-	-	51,963

Development expenditures	-	-	(4,721)	(4,721)
Currency translation on development expenditures	-	(956)	956	-

Balance at December 31, 2011	2,984	(103,567)	259,622	159,039

Components of statement of comprehensive income:
Foreign currency translation:
Gain (Loss) on translation of foreign operations	-	5,927	-	5,927

Financial instruments, net of taxes:
Gain (Loss) on derivative financial instruments	214	-	-	214
Transfers to net income	(7,761)	-	-	(7,761)

Development expenditures	-	-	192,482	192,482
Currency translation on development expenditures	-	1,119	(1,119)	-

Balance at December 31, 2012	(4,563)	(96,521)	450,985	349,901

Exchange rate differences relating to the translation from our foreign subsidiaries into euro are recognized in the currency translation reserve. Gains and losses on hedging instruments that are designated as hedges of net investments in foreign operations are included in the currency translation reserve.

Hedging reserve represents hedging gains and losses on the effective portion of cash flow hedges. The cumulative gain or loss on the hedge is recognized in net income (loss) when the hedge transaction impacts net income (loss).

ASML is a company incorporated under Dutch Law. In accordance with the Dutch Civil Code, other reserves consist of legal reserves that have to be established in certain circumstances. The legal reserves consist of the hedging reserve, the currency translation reserve and the reserve for capitalized development expenditures. Legal reserves are not for distribution to our shareholders. If the currency translation reserve or the hedging reserve has a negative balance, distributions to our shareholders are restricted to the extent of the negative balance.

Appropriation of net income

As part of our financing policy, we aim to pay an annual dividend that will be stable or growing over time. Annually, the Board of Management will, upon prior approval from the Supervisory Board, submit a proposal to the AGM with respect to the amount of dividend to be declared with respect to the prior year. The dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the Board of Management’s views on our potential future liquidity requirements, including for investments in production capacity, the funding of our research and development programs and for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Accordingly, it may be decided to propose not to pay a dividend or to pay a lower dividend with respect to any particular year in the future.

ASML STATUTORY ANNUAL REPORT 2012	94

For 2012, a proposal to declare a dividend of EUR 0.53 per ordinary share of EUR 0.09 nominal value will be submitted to the AGM to be held on April 24, 2013.

Dividends on ordinary shares are payable out of net income or retained earnings as shown in our financial statements as adopted by our General Meeting of Shareholders, after payment first of (accumulated) dividends out of net income on any issued cumulative preference shares.

Share buyback programs

In addition to dividend payments, we intend to return cash to our shareholders on a regular basis through share buybacks or capital repayment, subject to our actual and anticipated level of liquidity requirements, our current share price, other market conditions and other relevant factors.

On April 25, 2012, the General Meeting of Shareholders authorized the repurchase of up to a maximum of two times 10.0 percent of our issued share capital as of the date of authorization through October 25, 2013.

On January 19, 2011, we announced our intention to repurchase up to EUR 1.0 billion of our own shares within the next two years. On January 18, 2012, we announced to increase the size of the program to a maximum amount of EUR 1,130 million. During the period from January 1, 2012 up to and including November 22, 2012, when the program was completed, we had purchased 11,278,058 of our shares for a total amount of EUR 430.0 million at an average price of EUR 38.13 per share. These shares are intended to be cancelled in 2013.

Furthermore, on January 18, 2012, we announced our intention to purchase up to 2.2 million of additional shares during 2012 for the purpose of covering outstanding employee stock and stock option plans. During the period from November 22, 2012 up to and including December 14, 2012, when the program was completed, a total number of 2.2 million shares was purchased for a total amount of EUR 105.2 million at an average price of EUR 47.81 per share. These shares will be held as treasury shares pending delivery pursuant to such plans.

Both programs had been suspended between July 10, 2012 and October 18, 2012 following the announcement of the Customer Co-Investment Program on July 9, 2012.

The following table provides a summary of our repurchased shares in 2012 (excluding the Synthetic Share Buyback effectuated in November 2012):

Period	Total number of shares purchased	Average price paid per Share (EUR)	Total number of shares purchased as part of publicly announced plans or programs	Maximum value of shares that may yet be purchased under the program[1] (EUR)	Maximum number of shares that may yet be purchased under the program[2]

January 20 - 31, 2012	2,132,366	32.65	2,132,366	360,369,363	2,200,000
February 1 - 28, 2012	1,025,407	34.71	3,157,773	324,780,615	2,200,000
March 1 - 31, 2012	949,726	35.76	4,107,499	290,820,741	2,200,000
April 1 - 30, 2012	654,169	37.18	4,761,668	266,501,698	2,200,000
May 2 - 31, 2012	1,219,480	36.88	5,981,148	221,530,029	2,200,000
June 1 - 30, 2012	1,133,550	38.61	7,114,698	177,764,616	2,200,000
July 1 - 29, 2012	428,000	40.65	7,542,698	160,366,940	2,200,000
August 1 - 31, 2012	-	-	7,542,698	160,366,940	2,200,000
September 1 - 30, 2012	-	-	7,542,698	160,366,940	2,200,000
October 3 - 31, 2012	1,153,112	41.86	8,695,810	112,099,413	2,200,000
November 1 - 30, 2012	3,240,099	44.10	11,935,909	-	1,542,149
December 1 - 31, 2012	1,542,149	48.24	13,478,058	-	-

Total	13,478,058	39.71

1	Program to purchase shares up to a maximum amount of EUR 1,130 million. We have or will cancel these shares
2	Program to purchase up to 2.2 million shares for the purpose of covering outstanding employee stock and stock option plans

At the EGM held on September 7, 2012, a resolution was passed to amend the Articles of Association in connection with the Synthetic Share Buyback to be effected in connection with the Customer Co-Investment Program. On November 24, 2012, we effectuated the amendments consisting of a repayment to shareholders (excluding participating customers) of EUR 9.18 per ordinary share and the exchange of each 100 ASML ordinary shares for 77 ASML ordinary shares.

As a result of these amendments, which in substance constitute a Synthetic Share Buyback, we effectively repurchased 93,411,216 shares at an average price of EUR 39.91 for a total amount of EUR 3,728.3 million.

ASML STATUTORY ANNUAL REPORT 2012	95

19. Long-term debt

The long-term debt consists of the following:

As of December 31 (in thousands)	2012 EUR	2011 EUR

Eurobond, carrying amount	707,107	691,959
Loan headquarter building[1]	32,366	33,795
Other	17,029	6,955

Long-term debt	756,502	732,709
Less: current portion of long term debt	3,610	2,587

Non-current portion of long term debt	752,892	730,122

1	This loan relates to our Special Purpose Entity, see Note 8.

Our obligations to make principal repayments under the Eurobond and other borrowing arrangements excluding interest expense as of December 31, 2012, for the next five years and thereafter, are as follows:

(in thousands)	EUR

2013	3,610
2014	3,535
2015	3,535
2016	3,535
2017	603,535
Thereafter	31,644

Long-term debt	649,394
Less: current portion of long-term debt	3,610

Non-current portion of long-term debt	645,784

Eurobond

The following table summarizes the carrying amount of our outstanding Eurobond, including transaction costs and the fair value of interest rate swaps used to hedge the change in the fair value of the Eurobond:

As of December 31 (in thousands)	2012 EUR	2011 EUR

Eurobond
Principal amount[1]	597,012	596,341
Fair value hedge adjustment[2]	110,095	95,618

Total	707,107	691,959

1	The principal amount is adjusted for transaction costs.
2	The fair value of the interest rate swaps excludes accrued interest.

In June 2007, we completed an offering of EUR 600.0 million principal amount of our 5.75 percent notes due 2017, with interest payable annually on June 13. The notes are redeemable at the option of ASML, in whole or in part, at any time by paying a make whole premium, and unless previously redeemed, will be redeemed at 100 percent of their principal amount on June 13, 2017.

The Eurobond serves as a hedged item in a fair value hedge relationship in which we hedge the variability of changes in the fair value of our Eurobond due to changes in market interest rates with interest rate swaps. The fair value changes of these interest rate swaps are recorded on the consolidated statement of financial position under derivative financial instruments and the carrying amount of the Eurobond is adjusted for these fair value changes only.

ASML STATUTORY ANNUAL REPORT 2012	96

The following table summarizes amongst others the estimated fair value of the Eurobond:

As of December 31 (in thousands)	2012 EUR	2011 EUR

Principal amount	600,000	600,000
Carrying amount	707,107	691,959
Fair value[1]	700,644	640,500

1	Source: Bloomberg Finance LP

The fair value of our Eurobond is estimated based on quoted market prices as of December 31, 2012. The fair value of the Eurobond is higher than the principal amount as a result of lower market interest rates compared to the fixed 5.75 percent coupon rate of the Eurobond.

20. Lines of credit

Our available credit facilities amount to EUR 500.0 million as of December 31, 2012 and as of December 31, 2011. The amount at December 31, 2012 consists of one EUR 500.0 million committed revolving credit facility from a group of banks that will mature in 2015. The credit facility contains a restrictive covenant that requires us to maintain a minimum committed capital to net total assets ratio of 40.0 percent calculated in accordance with contractually agreed definitions. As of December 31, 2012 and December 31, 2011, this ratio was 85.8 percent and 87.7 percent, respectively. Therefore, we are in compliance with the covenant at the end of 2012 and 2011. Outstanding amounts under this credit facility will bear interest at EURIBOR or LIBOR plus a margin that depends on our liquidity position. No amounts were outstanding under this credit facility at the end of 2012 and 2011.

21. Provisions

The movement in the provision for onerous contracts is as follows:

(in thousands)	2012 EUR	2011 EUR

Balance, January 1	12,338	14,061
Utilization of the provision	(2,545)	(2,452)
Unwinding of discount	628	421
Effect of exchange rates	(167)	308

Provision for lease contract termination costs	10,254	12,338
Less: current portion of provision for lease contract termination costs	2,280	2,326

Non-current portion of provision for lease contract termination costs	7,974	10,012

The provision for onerous contracts relates to an operating lease contract for a building for which no economic benefits are expected. The provision for onerous contracts is expected to be utilized by 2017.

22. Accrued and other liabilities

Accrued and other liabilities consist of the following:

As of December 31 (in thousands)	2012 EUR	2011 EUR

Deferred revenue	739,136	816,045
Costs to be paid	278,066	260,651
Down payments from customers	1,033,768	1,057,046
Personnel related items	200,670	212,059
Standard warranty reserve	21,626	43,273
Other	1,352	2,312

Total accrued and other liabilities	2,274,618	2,391,386
Less: non-current portion of accrued and other liabilities[1]	401,109	659,889

Current portion of accrued and other liabilities	1,873,509	1,731,497

1	The main part of the non-current portion of accrued and other liabilities relates to down payments received from customers regarding future shipments of EUV systems.

ASML STATUTORY ANNUAL REPORT 2012	97

The decrease in accrued and other liabilities mainly relates to the decrease in deferred revenue and standard warranty reserve.

Deferred revenue mainly consists of prepaid extended and enhanced (optic) warranty contracts and award credits regarding free or discounted products or services. The decrease in deferred revenue is mainly caused by product deliveries in 2012 that were deferred as of December 31, 2011 including one NXE:3100 system of which revenues were deferred for an amount of EUR 48.6 million as of December 31, 2011.

The deferred revenue balance from extended and enhanced (optic) warranty contracts as of December 31, 2012, amounted to EUR 242.2 million (2011: EUR 280.1 million).

The deferred revenue balance from installation and training services as of December 31, 2012 amounted to EUR 4.0 million (2011: EUR 1.8 million) and EUR 12.4 million (2011: EUR 11.9 million), respectively.

Costs to be paid mainly relate to accrued cost for unbilled services provided by suppliers including contracted labor, outsourced services and consultancy.

We receive advances from customers prior to shipment for systems included in ASML’s current product portfolio or systems currently under development in the form of down payments.

Personnel related items mainly consist of accrued management bonuses, accrued profit sharing, accrued vacation days, accrued vacation allowance, accrued wage tax, social securities and accrued pension premiums.

Changes in standard warranty reserve for the years 2012 and 2011 are as follows:

(in thousands)	2012 EUR	2011 EUR

Balance, January 1	43,273	37,965
Additions of the year	35,735	61,279
Utilization of the reserve	(33,746)	(26,968)
Release of the reserve	(22,733)	(29,415)
Effect of exchange rates	(903)	412

Standard warranty reserve	21,626	43,273

The release of the reserve is due to a change in accounting estimate based on lower than expected historical warranty expenses as a result of an improved learning-curve concerning ASML’s systems. The release has been included in cost of sales.

23. Employee benefits

Bonus plan

Our bonus expenses for all participants of all bonus plans were:

Year ended December 31 (in thousands)	2012 EUR	2011 EUR

Bonus expenses	16,474	15,557

Bonus expenses include an amount of EUR 1.8 million (2011: EUR 1.7 million) in relation to the short-term incentive (“STI”) cash bonus for the Board of Management (we refer to Note 30) and EUR 0.1 million (2011: EUR 0.7 million) in relation to the Brion retention bonus plan.

ASML has a performance related bonus plan for senior management, who are not members of the Board of Management. Under this plan, the bonus amount is dependent on actual performance against corporate, departmental and personal targets. The bonus for members of senior management can range between 0.0 percent and 40.0 percent, or 0.0 percent and 70.0 percent, of their annual salaries, depending upon their seniority. The performance targets are set for each half year. The bonus of the first half of 2012 was paid in the second half of 2012. The bonus of the second half is accrued for in the consolidated statement of financial position as of December 31, 2012 and is expected to be paid in the first quarter of 2013.

ASML STATUTORY ANNUAL REPORT 2012	98

Our bonus expenses under this plan were:

Year ended December 31 (in thousands)	2012 EUR	2011 EUR

Bonus expenses	14,588	13,131

Profit-sharing plan

ASML has a profit-sharing plan covering all European and US non-sales employees who are not members of the Board of Management or senior management. Under the plan, eligible employees receive an annual profit-sharing, based on a percentage of net income relative to sales ranging from 0.0 to 20.0 percent of annual salary. The profit sharing for the years 2012 and 2011 was 18.0 percent or EUR 64.5 million and 20.0 percent or EUR 64.0 million, respectively. Our profit is also one of the criteria for the individual variable pay programs for employees in Asia and employees eligible to the sales reward plan which amount to EUR 24.4 million for 2012 (including EUR 2.6 million for the sales reward plan) and EUR 23.2 million for 2011.

Share-based compensation

We have adopted various share (option) plans for our employees. Each year, the Board of Management determines, by category of ASML personnel, the total available number of stock options and maximum number of shares that can be granted in that year. The determination is subject to the approval of our Supervisory Board. For members of the Board of Management ASML has separate share-based payment plans, for details on service and vesting conditions see below and for additional information see Note 30. Our current share-based payment plans do not provide cash settlement of options and shares.

The total gross amount of recognized compensation expenses associated with share-based payments (including share-based payments to the Board of Management) was EUR 18.7 million in 2012 and EUR 12.4 million in 2011. The tax benefit recognized related to the recognized expenses amounts to EUR 0.5 million in 2012 and EUR 0.3 million in 2011.

Total compensation expenses related to non-vested awards to be recognized in future periods amount to EUR 30.4 million as per December 31, 2012 (2011: EUR 23.3 million). The weighted average period over which these costs are expected to be recognized is calculated at 2.0 years (2011: 1.9 years).

Option plans

Options granted under ASML’s stock option plans have fixed exercise prices equal to the closing price of our ordinary shares on NYSE Euronext Amsterdam or NASDAQ on the applicable grant-dates. Granted stock options generally vest over a three-year period with any unexercised stock options expiring ten years after the grant-date.

ASML has five different stock option plans:

•	Employee plan
•	Option purchase plan
•	Brion stock option plan
•	Senior management plan
•	Stock option extension plan

The Option purchase plan and Stock option extension plan have no service and vesting conditions. The other plans typically have a three to four year service condition. Furthermore senior management and Board of Management plans have vesting conditions based on performance. The fair value of the stock options is determined using a Black-Scholes option valuation model.

ASML STATUTORY ANNUAL REPORT 2012	99

The Black-Scholes option valuation of our stock options is based on the following assumptions:

Year ended December 31	2012	2011

Weighted average share price (in EUR)	40.3	28.0
Volatility (in percentage)	25.6	37.8
Expected life (in years)	5.0	4.8
Risk free interest rate	2.1	2.9
Expected dividend yield (in EUR)	1.45	1.25
Forfeiture rate[1]	-	-

1	As of year end for each of the two years ended December 31 2012 and 2011, forfeitures are estimated to be nil.

When establishing the expected life assumption we annually take into account the contractual terms of the stock options as well as historical employee exercise behavior.

Other details with respect to stock options are set out in the following table:

	EUR-denominated		USD-denominated
Year ended December 31	2012	2011	2012	2011

Weighted average fair value of stock options granted	8.97	8.28	11.87	10.42
Weighted average share price at the exercise date of stock options	40.45	29.39	50.88	41.94
Aggregate intrinsic value of stock options exercised (in thousands)	71,331	30,204	12,684	11,323
Aggregate remaining contractual term of currently exercisable options (years)	3.59	2.08	3.17	1.80
Aggregate intrinsic value of exercisable stock options (in thousands)	34,438	39,384	21,882	20,492
Aggregate intrinsic value of outstanding stock options (in thousands)	35,671	45,141	22,433	20,791

The number and weighted average exercise prices of stock options as of December 31, 2012, and changes during the year then ended are presented below:

	EUR-denominated		USD-denominated
	Number of options	Weighted average exercise price per ordinary share (EUR)	Number of options	Weighted average exercise price per ordinary share (USD)

Outstanding, January 1, 2012	5,133,659	24.48	1,792,305	34.01
Granted	32,240	39.52	11,041	51.79
Exercised	(2,928,641)	16.07	(362,071)	15.87
Forfeited	(5,530)	18.22	(350)	33.75
Expired	(1,103,566)	55.45	(946,089)	48.98

Outstanding, December 31, 2012	1,128,162	16.38	494,836	19.06
Exercisable, December 31, 2012	1,060,262	15.52	472,586	18.09

Details with respect to the stock options outstanding are set out in the following table:

EUR-denominated			USD-denominated
Range of exercise prices (EUR)	Number of outstanding options at December 31, 2012	Weighted average remaining contractual life of outstanding options (years)	Range of exercise prices (USD)	Number of outstanding options at December 31, 2012	Weighted average remaining contractual life of outstanding options (years)

0 - 10	-	-	0 -10	55,260	2.75
10 - 15	602,473	3.00	10 -15	230,215	1.64
15 - 20	292,093	3.91	15 - 20	5,424	5.80
20 - 25	176,120	5.18	20 - 25	101,697	4.49
25 - 40	30,422	8.77	25 - 40	90,116	6.16
40 - 50	27,054	9.79	40 - 50	2,077	8.66
50 - 60	-	-	50 - 60	10,047	9.70

Total	1,128,162	3.89	Total	494,836	3.41

ASML STATUTORY ANNUAL REPORT 2012	100

In 2012 and 2011 only repurchased shares were used to satisfy the option rights upon exercise. For more information with respect to repurchased shares we refer to Note 18.

Share plans

Shares granted under ASML’s share plans include a three to four year service period and for some plans performance conditions. The fair value of shares is determined based on the closing trading price of our shares on NYSE Euronext Amsterdam or NASDAQ on the grant date.

ASML has six different share plans:

•	Employee plan
•	Share purchase plan
•	New hire performance share plan
•	Brion performance share plan

•	Senior management plan
•	Board of management performance share plan (see note 30)

The Share purchase plan has no service and vesting conditions. The employee plan has only service conditions. The other plans have service conditions which are similar and have vesting conditions which are based on performance.

Details with respect to shares are set out in the following table:

	EUR-denominated		USD-denominated
Year ended December 31	2012	2011	2012	2011

Total fair value at vesting date of shares vested during the year (in thousands)	16,179	9,155	5,392	1,956
Weighted average fair value of shares granted	36.15	28.09	47.71	39.00

A summary of the status of conditionally outstanding shares as of December 31, 2012, and changes during the year ended December 31, 2012, is presented below:

	EUR-denominated		USD-denominated
	Number of shares	Weighted average fair value at grant date (EUR)	Number of shares	Weighted average fair value at grant date (USD)
Conditional shares outstanding at January 1, 2012	1,479,297	24.19	264,891	32.35
Granted	678,505	36.15	110,465	47.71
Vested/Issued	(421,902)	20.88	(106,500)	31.05
Forfeited	(42,290)	19.91	(19,762)	37.55

Conditional shares outstanding at December 31, 2012	1,693,610	29.92	249,094	40.71

Other plans

Stock Option Extension Plans and Financing

In 2002, employees were offered an extension of the option period for options granted in 2000. As a result the option period was extended until 2012. Employees who accepted the extension became subject to additional exercise periods in respect of their options. At the modification date, there was no intrinsic value of the modified award because the exercise price under each plan still exceeded ASML’s stock price on the modification date. As a result, these stock option extensions did not result in recognition of any additional compensation expense in accordance with IFRS 2.

Stock option plans that were issued before 2001 were constructed with a virtual financing arrangement in compliance with the applicable laws and after obtaining the necessary corporate approvals, whereby ASML loaned the tax value of the options granted to employees subject to the Dutch tax-regime. The interest-free loans issued under this arrangement were repayable to ASML on the exercise date of the respective option, provided that the option was actually exercised. If the options expired unexercised, the loans were forgiven. ASML’s Supervisory Board approved the Stock Option Plans 2000 at the time, including the interest-free loans, as these were part of the Stock Option Plan.

In 2006, we launched a stock option plan for Dutch employees holding stock options granted in 2000 (option “A”), which expired in 2012. In this plan we granted options (option “B”) which only became effective after option “A” expired unexercised in 2012. During 2012 option type “A” expired and option type “B” has been fully exercised and all

ASML STATUTORY ANNUAL REPORT 2012	101

amounts due to ASML under the virtual financing arrangement were repaid upon exercise of the option. No amounts are outstanding under this virtual financing arrangement as of December 31, 2012. No compensation expenses in relation to these specific Stock Option Extension Plans are recognized in the consolidated income statement for the years 2012 and 2011.

Employee Purchase Plan

Every quarter, ASML offers its worldwide payroll employees the opportunity to buy ASML shares or ASML stock options against fair value out of their net salary. The fair value for shares is determined based on the closing price of the ordinary shares on NYSE Euronext Amsterdam on the grant-date. The fair value of the stock options is determined using a Black-Scholes option valuation model. For the assumptions on which the Black-Scholes option valuation model is used, see the disclosure above under the caption “Option Plans”. The maximum net amount for which employees can participate in the plan amounts to 10.0 percent of gross base salary. When employees retain the shares and/or stock options for a minimum of 12 months, ASML will pay out a 20.0 percent cash bonus on the net invested amount.

Deferred compensation plans

In July 2002, ASML adopted a non-qualified deferred compensation plan for its United States employees that allows a select group of management or highly compensated employees to defer a portion of their salary, bonus, and commissions. The plan allows ASML to credit additional amounts to the participants’ account balances. The participants divide their funds among the investments available in the plan. Participants elect to receive their funds in future periods after the earlier of their employment termination or their withdrawal election, at least three years after deferral. There were minor expenses relating to this plan in 2012 and 2011. As of December 31, 2012, and 2011, our liability under the deferred compensation plan was EUR 11.8 million and EUR 10.2 million, respectively.

Pension plans

ASML maintains various pension plans covering substantially all of its employees. Our employees in the Netherlands, 4,778 in full-time equivalents (“FTEs”), participate in a multi-employer union plan (“Bedrijfstakpensioenfonds Metalektro” “PME”) determined in accordance with the collective bargaining agreements effective for the industry in which ASML operates. This collective bargaining agreement has no expiration date. This multi-employer union plan covers approximately 1,220 companies and approximately 150,000 contributing members. ASML’s contribution to the multi-employer union plan is less than 5.0% of the total contribution to the plan as per the annual report for the year ended December 31, 2011. The plan monitors its risks on a global basis, not by company or employee, and is subject to regulation by Dutch governmental authorities. By law (the Dutch Pension Act), a multi-employer union plan must be monitored against specific criteria, including the coverage ratio of the plan’s assets to its obligations. This coverage ratio must exceed 104.25 percent for the total plan. Every company participating in a Dutch multi-employer union plan contributes a premium calculated as a percentage of its total pensionable salaries, with each company subject to the same percentage contribution rate. The premium can fluctuate yearly based on the coverage ratio of the multi-employer union plan. The pension rights of each employee are based upon the employee’s average salary during employment.

ASML’s net periodic pension cost for this multi-employer union plan for any period is the amount of the required contribution for that period. A contingent liability may arise from, for example, possible actuarial losses relating to other participating entities because each entity that participates in a multi-employer union plan shares in the actuarial risks of every other participating entity or any responsibility under the terms of a plan to finance any shortfall in the plan if other entities cease to participate.

The coverage ratio of the multi-employer union plan increased to 93.9 percent as of December 31, 2012 (December 31, 2011: 90.0 percent). Because of the low coverage ratio, PME prepared and executed a so-called “Recovery Plan” which was approved by De Nederlandsche Bank (the Dutch central bank, which is the supervisor of all pension companies in the Netherlands). Due to the low coverage ratio and according to the obligation of the “Recovery Plan” the pension premium percentage is 24.0 in respectively 2013 and 2012. The coverage ratio is calculated by dividing the fund’s capital by the total sum of pension liabilities and is based on actual market interest.

ASML also participates in several defined contribution pension plans, with ASML’s expenses for these plans equaling the contributions made in the relevant period.

ASML STATUTORY ANNUAL REPORT 2012	102

Our pension and retirement expenses for all employees for the two years ended December 31, 2012 and 2011 were:

Year ended December 31 (in thousands)	2012 EUR	2011 EUR

Pension plan based on multi-employer union plan	34,525	31,819
Pension plans based on defined contribution	15,773	14,128

Pension and retirement expenses	50,298	45,947

24. Commitments, contingencies and guarantees

We have various contractual obligations, some of which are required to be recorded as liabilities in our consolidated financial statements, including long- and short-term debt. Other contractual obligations, namely operating lease commitments, purchase obligations and guarantees, are generally not required to be recognized as liabilities on our consolidated statement of financial position but are required to be disclosed.

Tabular Disclosure of Contractual Obligations

Our contractual obligations as of December 31, 2012 can be summarized as follows:

Payments due by period (in thousands)	Total EUR	1 year EUR	2 year EUR	3 year EUR	4 year EUR	5 year EUR	After 5 years EUR

Long-Term Debt Obligations, including interest expense[1]	831,194	39,801	39,726	39,726	39,726	639,726	32,489
Operating Lease Obligations	98,827	32,195	22,267	17,192	13,465	5,265	8,443
Purchase Obligations	1,643,955	1,557,021	84,012	2,876	32	14	-
Liability for uncertain tax positions, including interest expense	59,967	2,964	4,209	-	-	16,957	35,837

Total Contractual Obligations	2,633,943	1,631,981	150,214	59,794	53,223	661,962	76,769

1	See Note 19 for the amounts excluding interest expense.

Long-term debt obligations mainly relate to interest payments and principal amount of the Eurobond. See Note 19.

Operating lease obligations include leases of equipment and facilities. Lease payments recognized as an expense were EUR 41.6 million and EUR 40.6 million for the years ended December 31, 2012 and 2011, respectively.

Several operating leases for our buildings contain purchase options, exercisable at the end of the lease, and in some cases, during the term of the lease. The amounts to be paid if ASML should exercise these purchase options at the end of the lease as of December 31, 2012 can be summarized as follows:

Purchase options due by period (in thousands)	Total EUR	1 year EUR	2 year EUR	3 year EUR	4 year EUR	5 year EUR	After 5 years EUR

Purchase options	22,982	-	8,999	-	13,983	-	-

Purchase obligations include purchase commitments with suppliers in the ordinary course of business. ASML expects that it will honor these purchase obligations to fulfill future sales, in line with the timing of those future sales. The general terms and conditions of the agreements relating to the major part of our purchase commitments as of December 31, 2012 contain clauses that enable us to delay or cancel delivery of ordered goods and services up to the dates specified in the corresponding purchase contracts. These terms and conditions that we have agreed with our supply chain partners gives us additional flexibility to adapt our purchase obligations to our requirements in light of the inherent cyclicality of the semiconductor equipment industry in which we operate. We establish a provision for cancellation fees when it is probable that the liability has been incurred and the amount of cancellation fees is reasonably estimable.

ASML Holding N.V. forms a tax unity together with certain of its Dutch subsidiaries, for purposes of Dutch tax laws and are as such jointly and severally liable for the tax debts of the unity: The fiscal unity comprises as of December 31, 2012 of ASML Holding N.V., ASML Netherlands B.V., ASML Systems B.V., ASML Masktools B.V.

ASML STATUTORY ANNUAL REPORT 2012	103

25. Legal Contingencies

ASML is party to various legal proceedings generally incidental to our business. ASML also faces exposures from other actual or potential claims and legal proceedings. In addition, ASML customers may be subject to claims of infringement from third parties alleging that the ASML equipment used by those customers in the manufacture of semiconductor products, and/or the methods relating to use of the ASML equipment, infringes one or more patents issued to those third parties. If these claims were successful, ASML could be required to indemnify such customers for some or all of any losses incurred or damages assessed against them as a result of that infringement.

We accrue for legal costs related to litigation in our consolidated income statement at the time when the related legal services are actually provided to ASML. In 2012, no estimated losses were recorded as a charge to our consolidated income statement (2011: no estimated losses were recorded).

From late 2001 through 2004, we were party to a series of civil litigations and administrative proceedings in which Nikon alleged ASML’s infringement of Nikon patents relating to lithography. ASML in turn filed claims against Nikon. Pursuant to agreements executed on December 10, 2004, ASML, Zeiss and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an exchange of releases, a patent Cross-License agreement related to lithography equipment used to manufacture semiconductor devices (the “Nikon Cross-License Agreement”) and payments to Nikon by ASML and Zeiss. In connection with the settlement, ASML and Zeiss made settlement payments to Nikon from 2004 to 2007. The license period for certain patents subject to the Nikon Cross-License Agreement, which were not perpetually licensed, ended on December 31, 2009. Pursuant to the terms of the Nikon Cross-License Agreement, the parties have agreed, from January 1, 2010 to December 31, 2014 (the “Cross-License Transition Period”), not to bring suit for claims related to infringement of those patents or for claims related to infringement of patents issued during the Cross-License Transition Period. However, beginning on January 1, 2015, the parties may bring suit for infringement of patents subject to the Nikon Cross-License Agreement, including any infringement that occurred during the Cross-License Transition Period. Damages related to claims for patent infringement occurring during the Cross-License Transition Period are limited to three percent of the net sales price of products utilizing patents that are valid and enforceable.

ASML STATUTORY ANNUAL REPORT 2012	104

26. Income Taxes

The components of provision for income taxes are as follows:

Year ended December 31 (in thousands)	2012 EUR	2011 EUR

Current tax	(82,105)	(113,852)
Deferred tax	46,543	(52,887)
Total	(35,562)	(166,739)

The Dutch statutory tax rate was 25.0 percent in 2012 and 2011. Tax amounts in other jurisdictions are calculated at the rates prevailing in the relevant jurisdictions.

The reconciliation of the provision for income taxes shown in the consolidated income statement, based on the effective tax rate, with the Dutch statutory tax rate, is as follows:

Year ended December 31 (in thousands)	2012 EUR	%	2011 EUR	%

Income before income taxes	1,337,909	100.0	1,660,810	100.0
Income tax provision based on ASML’s domestic tax rate	(334,477)	25.0	(415,202)	25.0
Effects of tax rates in foreign jurisdictions	6,576	(0.5)	20,458	(1.3)
Adjustments in respect of tax exempt income	23,532	(1.8)	19,134	(1.2)
Adjustments in respect of tax incentives	165,649	(12.4)	182,373	(11.0)
Adjustments in respect of prior years’ current taxes	18,275	(1.4)	9,097	(0.5)
Movements in the liability for uncertain tax positions	92,366	(6.9)	(2,685)	0.2
Other credits and non-taxable items	(7,483)	0.7	20,086	(1.2)

Provision for income taxes	(35,562)	2.7	(166,739)	10.0

Income tax provision based on ASML’s domestic rate

The provision for income taxes based on ASML’s domestic rate is based on the Dutch statutory income tax rate and reflects the provision for income taxes that would have been applicable if all of our income was derived from our Dutch operations and there were no permanent book tax differences and no other tax facilities.

Effects of tax rates in foreign jurisdictions

A portion of ASML’s results are realized in countries other than the Netherlands where different tax rates are applicable.

Adjustments in respect of tax exempt income

In certain jurisdictions part of the income generated is tax exempted.

Adjustments in respect of tax incentives

Adjustments in respect of tax incentives relate to reduced tax rates in several jurisdictions, mainly consisting of the agreement with the Dutch fiscal authorities of December 2010 regarding the application of the “Innovation Box”, and the research and development deduction (“RDA”). The Innovation box is a facility under Dutch corporate tax law pursuant to which income associated with R&D is partially exempted from taxation. This tax ruling has retroactive effect to January 1, 2007 and is valid through December 31, 2016. Thereafter the validity of this ruling may be extended or this ruling may be adapted depending on a possible change in law or change of circumstances.

Adjustments in respect of prior years’ current taxes

In 2012, we recognized a tax benefit of EUR 18.3 million or 1.4 percent of income before taxes mainly attributable to the application of tax exemptions for prior years, which had a favorable effect on the effective tax rate for 2012.

Movements in the liability for uncertain tax positions

In 2012, ASML recognized a tax benefit of EUR 92.4 million or 6.9 percent of income before income taxes mainly as a result of the successful conclusion of tax audits in different jurisdictions (EUR 92.1 million).

Other credits and non-taxable items

Other credits and non-taxable items reflect the impact on statutory rates of permanent non-taxable items such as non-deductible taxes, non-deductible interest expense, and non-deductible meals and entertainment, as well as the impact of (the reversal of) various tax credits on our provision for income taxes.

ASML STATUTORY ANNUAL REPORT 2012	105

Income taxes recognized directly in equity

Income taxes recognized directly in equity (including other comprehensive income) are as follows:

Income tax recognized in equity (in thousands)	2012 EUR	2011 EUR
Current tax
Derivative financial instruments	(1,066)	6,257
Issuance of shares	(2,116)	11

Deferred tax
Share-based payments	(1,882)	3,516

Income tax recognized in equity	(5,064)	9,784

Liability for uncertain tax positions and deferred taxes

The deferred tax position and liability for uncertain tax positions recorded on the statement of financial position are as follows:

As of December 31 (in thousands)	2012 EUR	2011 EUR
Liability for uncertain tax positions	(59,967)	(155,432)
Deferred tax position	115,771	164,389

Total	55,804	8,957

Liability for uncertain tax positions

The calculation of our liability for uncertain tax positions involves uncertainties in the application of complex tax laws. Our estimate for the potential outcome of any uncertain tax issue is highly judgmental. We believe that we have adequately provided for uncertain tax positions. However, settlement of these uncertain tax positions in a manner inconsistent with our expectations could have a material impact on our consolidated financial statements.

Consistent with the provisions of IAS 12, as of December 31, 2012, ASML has a liability for uncertain tax positions of EUR 60.0 million (2011: EUR 155.4 million) which is classified as non-current deferred and other tax liabilities. The total liability for uncertain tax positions, if reversed, would have a favorable effect on our effective tax rate.

A reconciliation of the beginning and ending balance of the liability for uncertain tax positions is as follows:

As of December 31 (in millions)	2012 EUR	2011 EUR

Balance, January 1	155,432	162,066
Gross increases – tax positions in prior period	4,297	11,121
Gross decreases – tax positions in prior period	(92,521)	(24,566)
Gross increases – tax positions in current period	3,255	21,258
Settlements	-	(10,403)
Lapse of statute of limitations	(10,496)	(4,044)

Total liability for uncertain tax positions	59,967	155,432

For 2012 the gross decreases in tax positions in prior period mainly relates to the release of tax positions after successful conclusion of tax audits in different jurisdictions.

We estimate that the total liability for uncertain tax positions will decrease by EUR 3.0 million within the next 12 months. The estimated changes to the liability for uncertain tax positions within the next 12 months are mainly due to expected settlements with tax authorities.

We are subject to tax audits in our major tax jurisdictions for years from and including 2007 onwards in the Netherlands, for years from and including 2006 onwards in Hong Kong, and for years from and including 2001 onwards in the United States. In the course of such audits, local tax authorities may challenge the positions taken by us. For the years 2006 through 2010, the partial exemption of taxable profits is subject to tax audits in certain tax jurisdictions.

ASML STATUTORY ANNUAL REPORT 2012	106

Deferred tax position

The changes in deferred income tax assets and liabilities consist of the following elements:

Changes in deferred tax assets and liabilities (in thousands)	2012 EUR	2011 EUR

Balance, January 1	164,389	193,093
Income statement	(45,593)	(32,401)
Equity	1,882	(3,516)
Exchange differences	(4,907)	7,213

Balance, December 31	115,771	164,389

The composition of total deferred tax assets and liabilities in the consolidated financial statements is as follows:

Deferred tax assets Composition of temporary differences (in thousands)	January 1, 2012 EUR	Consolidated Income Statement EUR	Equity EUR	Exchange differences EUR	December 31, 2012 EUR

Unrealized profits resulting from intercompany transactions	60,327	2,260	-	(2,413)	60,174
Inventories	34,935	(6,468)	-	(300)	28,167
Capitalized research and development expenditures	25,022	(16,601)	-	248	8,669
Deferred revenue	23,892	(3,083)	-	(237)	20,572
Provisions	14,515	7,296	-	(283)	21,528
Installation and warranty reserve	8,772	(1,508)	-	(113)	7,151
Tax effect carry-forward losses	7,735	(2,219)	-	41	5,557
Fixed assets	6,495	1,454	-	(151)	7,798
Restructuring and impairment	5,146	(733)	-	(77)	4,336
Alternative minimum tax credits[1]	5,028	229	-	(30)	5,227
Share-based payments	3,660	49	1,882	(98)	5,493
Bilateral advance pricing agreement[2]	1,426	(1,278)	-	-	148
Other temporary differences	15,302	140	-	(1,624)	13,818

Total	212,255	(20,462)	1,882	(5,037)	188,638

1	Alternative minimum tax credits relate to prepaid US taxes which are credited against future taxable profits after the carry-forward losses used.
2	The Bilateral advance pricing agreement relates to intellectual property which is capitalized from a tax perspective resulting in a temporary difference.

Deferred tax liabilities Composition of temporary differences (in thousands)	January 1, 2012 EUR	Consolidated Income Statement EUR	Equity EUR	Exchange differences EUR	December 31, 2012 EUR

Capitalized research and development expenditures	(26,357)	(17,891)	-	(8)	(44,256)
Fixed assets	(19,108)	(6,965)	-	183	(25,890)
Borrowing costs	(1,554)	(404)	-	-	(1,958)
Other temporary differences	(847)	129	-	(45)	(763)

Total	(47,866)	(25,131)	-	130	(72,867)

ASML STATUTORY ANNUAL REPORT 2012	107

Deferred tax assets Composition of temporary differences (in thousands)	January 1, 2011 EUR	Consolidated Income Statement EUR	Equity EUR	Exchange differences EUR	December 31, 2011 EUR

Unrealized profits resulting from intercompany transactions	31,151	25,490		3,686	60,327
Inventories	70,777	(36,352)	-	510	34,935
Capitalized research and development expenditures	18,652	5,172	-	1,198	25,022
Deferred revenue	10,890	11,746	-	1,256	23,892
Provisions	21,828	(7,463)	-	150	14,515
Installation and warranty reserve	8,092	98	-	582	8,772
Tax effect carry-forward losses	27,756	(18,695)	-	(1,326)	7,735
Fixed assets	4,386	1,872	-	237	6,495
Restructuring and impairment	6,074	(1,063)	-	135	5,146
Alternative minimum tax credits[1]	4,658	112	-	258	5,028
Share-based payments	8,220	(1,124)	(3,516)	80	3,660
Bilateral advance pricing agreement[2]	7,993	(6,583)	-	16	1,426
Other temporary differences	13,717	938	-	647	15,302

Total	234,194	(25,852)	(3,516)	7,429	212,255

1	Alternative minimum tax credits relate to prepaid US taxes which are credited against future taxable profits after the carry-forward losses used.
2	The Bilateral advance pricing agreement relates to intellectual property which is capitalized from a tax perspective resulting in a temporary difference.

Deferred tax liabilities Composition of temporary differences (in thousands)	January 1, 2011 EUR	Consolidated Income Statement EUR	Equity EUR	Exchange differences EUR	December 31, 2011 EUR

Capitalized research and development expenditures	(29,252)	2,830	-	65	(26,357)
Fixed assets	(9,661)	(9,175)	-	(272)	(19,108)
Borrowing costs	(1,231)	(323)	-	-	(1,554)
Other temporary differences	(957)	119	-	(9)	(847)

Total	(41,101)	(6,549)	-	(216)	(47,866)

Tax effect carry-forward losses

Deferred tax assets from carry-forward losses result predominantly from net operating loss carry-forwards incurred in the United States prior to 2011.

Net operating losses qualified as tax losses under United States federal tax laws were fully utilized to offset taxable income during 2012. Net operating losses qualified as tax losses under United States state tax laws incurred by United States group companies can in general be offset against future profits realized in the 5 to 20 years following the year in which the losses are incurred. The period of net operating loss carry forward for United States state tax purposes depends on the state in which the tax loss arose. Our ability to use United States state tax loss carry forwards in existence at December 31, 2012, is subject to varying state statutes (providing for periods of between 5 and 20 years) and valuation allowances have been set up for state carry forward losses that are not expected to be realized before they expire. The total amount of losses carried forward under United States state tax laws as of December 31, 2012, is EUR 503.7 million tax basis or EUR 5.6 million tax effect.

ASML STATUTORY ANNUAL REPORT 2012	108

27. Subsidiaries

Details of our main subsidiaries at December 31, 2012 are as follows:

Legal Entity	Country of Incorporation
Main subsidiaries of ASML Holding N.V.[1]:
ASML Netherlands B.V.	Netherlands (Veldhoven)
ASML MaskTools B.V.	Netherlands (Veldhoven)
ASML Systems B.V.	Netherlands (Veldhoven)
ASML Motion B.V.[2]	Netherlands (Oirschot)
ASML Motion Sub B.V.[3]	Netherlands (Oirschot)
ASML Germany GmbH	Germany (Dresden)
ASML France S.a.r.l.	France (Montbonnot)
ASML (UK) Ltd.	UK (Paisley (Scotland))
ASML Israel (2001) Ltd.	Israel (Ramat-Gan)
ASML Ireland Ltd.	Ireland (Dublin)
ASML Dublin Ltd.	Ireland (Dublin)
ASML Italy S.r.l.	Italy (Avezzano)
ASML Hong Kong Ltd.	Hong Kong SAR
ASML Singapore Pte. Ltd.	Singapore
ASML Korea Co. Ltd.	Korea (Kyunggi-Do)
ASML Japan Co. Ltd.	Japan (Kawasaki-shi, Kanagawa-Ken)
ASML Lithography Facilities Science and Technology Co. Ltd.	China (Tianjin)
ASML Taiwan Ltd.	Taiwan (Hsinchu)
ASML Equipment Malaysia Sdn. Bhd.	Malaysia (Penang)
ASML Belgium BVBA	Belgium (Essen)
ASML Belgium Finance CV	Belgium (Essen)
Brion Technologies (Shenzhen) Co. Ltd.	China (Shenzhen)
Brion Technologies, Inc.	US (Delaware)
ASML US, Inc.	US (Delaware)
ASML Capital US, Inc	US (Delaware)
ASML MaskTools, Inc.	US (Delaware)
ASML Participations US Inc.	US (Delaware)
Lehrer Pearson, Inc.	US (Delaware)
ASML Ventures 1, Inc.	US (Delaware)
Kona Acquisition Company, Inc.	US (Reno, Nevada)
Kona Technologies, LCC	US (Reno, Nevada)
eLith LLC	US (Delaware)
ASML Hong Kong Logistic Services Ltd.	Hong Kong SAR

1	All of our subsidiaries are (directly or indirectly) wholly-owned, with exception of Elith LLC, in which we hold an interest of 50%.
2	Wijdeven Motion Holding B.V. was renamed to ASML Motion B.V.
3	Wijdeven Motion B.V. was renamed to ASML Motion Sub B.V.

ASML STATUTORY ANNUAL REPORT 2012	109

28. Segment Disclosure

Segment information has been prepared in accordance with IFRS 8, “Operating Segments”.

ASML operates in one reportable segment for the development, production, marketing, sale and servicing of advanced semiconductor equipment systems exclusively consisting of lithography systems. In accordance with IFRS 8, ASML’s Chief Executive Officer has been identified as the chief operating decision-maker, who reviews operating results to make decisions about allocating resources and assessing performance for ASML.

Management reporting includes net system sales figures of new and used systems. Net system sales for new and used systems were as follows:

Year ended December 31 (in thousands)	2012 EUR	2011 EUR

New systems	3,620,260	4,780,720
Used systems	181,372	103,193

Net system sales	3,801,632	4,883,913

Segment performance is evaluated by our chief operating decision maker based on U.S. GAAP net income or loss which in certain respect, as explained in the table below, is measured differently from net income or loss reported in our consolidated financial statements, which are based on IFRS, as adopted by the EU.

Year ended December 31 (in thousands)	2012 EUR	2011 EUR

Net system sales	3,801,632	4,883,913
Net service and field option sales	929,923	767,122

Total net sales	4,731,555	5,651,035
Cost of system sales	2,198,921	2,793,931
Cost of service and field option sales	527,377	407,714

Total cost of sales	2,726,298	3,201,645

Gross profit on sales	2,005,257	2,449,390
Research and development costs	589,182	590,270
Selling, general and administrative costs	259,301	217,904

Income from operations	1,156,774	1,641,216
Interest income	16,585	41,156
Interest expense	(22,781)	(33,737)

Income before income taxes	1,150,578	1,648,635
Provision for income taxes	(4,262)	(181,675)

Net income	1,146,316	1,466,960
Differences U.S. GAAP and IFRS	156,031	27,111

Net income based on IFRS	1,302,347	1,494,071

ASML STATUTORY ANNUAL REPORT 2012	110

Segment performance is also evaluated by our management based on U.S. GAAP for total assets. The table below presents the measurements and the reconciliation to total assets in the consolidated statement of financial position:

As of December 31 (in thousands)	2012 EUR	2011 EUR

Total assets for management reporting purposes	7,410,478	7,260,815
Differences U.S. GAAP and IFRS	472,577	298,348

Total assets based on IFRS	7,883,055	7,559,163

For geographical reporting, net sales are attributed to the geographic location in which the customers’ facilities are located. Total non-current assets are attributed to the geographic location in which these assets are located and exclude deferred tax assets and derivative financial instruments. Net sales and non-current assets by geographic region were as follows:

Year ended December 31 (in thousands)	Net sales EUR	Non- current assets EUR

2012
Japan	292,309	40,856
Korea	1,276,304	17,664
Singapore	98,554	968
Taiwan	1,479,768	50,372
Rest of Asia	197,262	2,073
Europe	256,192	1,483,753
United States	1,131,166	298,753

Total	4,731,555	1,894,439

2011
Japan	405,595	69,001
Korea	1,318,777	16,250
Singapore	436,308	1,167
Taiwan	1,146,601	46,418
Rest of Asia	450,796	1,496
Europe	505,129	1,294,397
United States	1,387,829	259,051

Total	5,651,035	1,687,780

In 2012, sales to the largest customer accounted for EUR 1,236.1 million or 26.1 percent of net sales (2011: EUR 1,311.7 million or 23.2 percent of net sales). ASML’s three largest customers (based on net sales) accounted for 58.9 percent of accounts receivable and finance receivables at December 31, 2012, 35.5 percent of accounts receivable and finance receivables at December 31, 2011.

Substantially all of ASML’s sales were export sales in 2012 and 2011.

ASML STATUTORY ANNUAL REPORT 2012	111

29. Personnel

Personnel expenses for all payroll employees were:

Year ended December 31 (in thousands)	2012 EUR	2011 EUR

Wages and salaries	711,039	648,869
Social security expenses	58,180	52,550
Pension and retirement expenses	50,298	45,947
Share-based payments	18,714	12,430

Personnel expenses	838,231	759,796

The average number of payroll employees in FTEs employed during 2012 and 2011 was 8,140 and 7,627 respectively. The total number of payroll and temporary personnel employed in FTEs per sector was:

As of December 31	2012	2011

Customer Support	2,538	2,478
SG&A	869	723
Industrial Engineering	637	420
Manufacturing & Logistics	2,856	2,852
R&D	3,736	3,417
Total employees (in FTEs)	10,636	9,890

Less: Temporary employees (in FTEs)	2,139	1,935

Payroll employees (in FTEs)	8,497	7,955

The average number of payroll employees in FTEs in our operations in the Netherlands during 2012 and 2011 was 4,620 and 4,313 respectively.

ASML STATUTORY ANNUAL REPORT 2012	112

30. Board of Management and Supervisory Board remuneration

The remuneration of the members of the Board of Management is determined by the Supervisory Board on the advice of the Remuneration Committee. The 2010 Remuneration Policy, as adopted by the General Meeting of Shareholders on March 24, 2010, was not changed in 2012.

The 2010 Remuneration Policy enables ASML to continue to attract, reward and retain qualified and experienced industry professionals in an international labor market. The remuneration structure and levels are assessed against a reference market by benchmarking. The total remuneration in 2012 consists of base salary, short-term performance incentives (in cash), long-term performance incentives (in shares) and other benefits.

Total direct compensation, pension and other benefits

The remuneration of the members of the Board of Management in 2012, 2011 and 2010 was as follows:

		Fixed	Short-term (variable)		Long-term (variable)		Total Remuneration	Other

	Year	Base salary EUR	STI (Cash)[1] EUR	Option awards[2] EUR	LTI (share awards)[3] EUR		Total[7] EUR	Pension[8] EUR	Compensation Pension Premium[9] EUR	Other benefits and expense reimbursement[10] EUR
E. Meurice	2012	818,000	613,500	-	2,079,601	[4]	3,511,101	167,427	-	127,116
	2011	787,000	586,709	-	1,413,218	[5]	2,786,927	140,113	88,050	136,765
	2010	757,000	566,236	42,648	935,61 7	[6]	2,301,501	136,697	-	132,630
P.T.F.M. Wennink	2012	508,000	304,800	-	1,289,415	[4]	2,102,215	79,190	-	46,275
	2011	488,000	291,043	-	875,493	[5]	1,654,536	85,994	94,455	44,669
	2010	469,000	280,650	26,401	579,321	[6]	1,355,372	84,229	-	43,627
M.A. van den Brink	2012	538,000	322,800	-	1,366,039	[4]	2,226,839	83,990	-	47,540
	2011	517,000	308,339	-	927,912	[5]	1,753,251	91,243	181,826	45,502
	2010	497,000	297,405	28,025	617,004	[6]	1,439,434	90,388	-	44,817
F.J. van Hout	2012	445,000	267,000	-	1,131,676	[4]	1,843,676	69,110	-	37,313
	2011	428,000	255,259	-	832,201		1,515,460	75,134	9,735	35,190
	2010	412,000	246,541	23,209	471,700		1,153,450	65,300	-	34,549
F.J.M. Schneider-Maunoury	2012	433,000	259,800	-	1,144,137		1,836,937	67,190	-	28,889
	2011	416,000	248,102	-	676,945		1,341,047	56,475	4,290	28,313
	2010	400,000	239,360	-	326,947		966,307	55,011	-	34,788

1	Actual short-term incentives (“STI”) (cash) chargeable to us in the financial year (i.e. STI relating to performance in the current year but paid out in the next financial year).
2	The remuneration reported as part of the option awards is based on costs incurred under IFRS. The costs of the option awards are based on the actual vested number of option awards multiplied by the fair value of the option awards at grant date and are recorded in the consolidated income statement on a straight line basis over the vesting period. The use of performance stock options in the short term incentive plan was withdrawn as of 2010. The last performance option awards were granted in 2009 and became unconditional in 2010.
3	The remuneration reported as part of the long-term incentives (“LTI”) (share awards) is based on costs incurred under IFRS. The costs of share awards are charged to the consolidated income statement over the 3 year vesting period based on the maximum achievable number of share awards. Therefore the costs for e.g. the financial year 2012 include costs of the Board of Management’s performance share plan 2012, 2011 and 2010. Furthermore, the difference between the amount based on the maximum achievable number of share awards and the amount based on the actual number of share awards that vest, is released to the consolidated income statement in the financial year in which the share awards vest.
4	The remuneration reported as part of the LTI (share awards) for the year 2012 includes an adjustment for the Board of Management performance share plan 2009 based on the actual number of share awards vested in 2012. The adjustment for Mr. Meurice, Mr. Wennink, Mr. van den Brink and Mr. van Hout amounts to EUR -106,266, EUR -65,785, EUR -69,831 and EUR -57,838, respectively.
5	The remuneration reported as part of the LTI (share awards) for the year 2011 includes an adjustment for the Board of Management performance share plan 2008 based on the actual number of share awards vested in 2011. The adjustment for Mr. Meurice, Mr. Wennink and Mr. van den Brink amounts to EUR -148,040, EUR-91,645 and EUR-97,281, respectively.
6	The remuneration reported as part of the LTI (share awards) for the year 2010 includes an adjustment for the Board of Management performance share plan 2007 based on the actual number of share awards vested in 201 0. The adjustment for Mr. Meurice, Mr. Wennink and Mr. van den Brink amounts to EUR -296,287, EUR-183,612 and EUR -191,972, respectively.
7	This total reflects base salary, STI (cash), option awards and LTI (share awards).
8	The pension arrangement has been adjusted upwards to match common market practice as from 2010. Furthermore, since the pension arrangement for members of the Board of Management is a defined contribution plan, we do not have additional pension obligations beyond the annual premium contribution. As per 2010, the employee contribution to the pension plan is 4.0 percent of the pension base.
9	In 2011, compensation was paid to the Board of Management regarding the risk premium for spouse/orphan pensions, to align the Board of Management pension arrangement with senior management. This concerned a reimbursement for risk premiums that were erroneously paid by the participants in the past.
10	Other benefits and expense reimbursement are gross amounts and may include housing costs, company car costs, travel expenses, social security costs, health and disability insurance costs and representation allowances.

Short-term incentive

The annual performance-related cash incentive will have an on-target level of 75.0 percent of base salary for the Chief Executive Officer (“CEO”) and 60.0 percent for the other members of the Board of Management. The payouts are prorated, on a linear basis to the level of achievement of six performance criteria. Of the five quantitative performance criteria, three are based on the achievement of measurable financial targets, one on Technology Leadership Index (which also included qualitative elements) and one on achievements in the market position. Additionally, the qualitative target is based on the achievement of agreed key objectives.

ASML STATUTORY ANNUAL REPORT 2012	113

In principle, the weighting of each of the five quantitative criteria is equal (weighted 80.0 percent in total). The sixth target is based on qualitative objectives (weighted 20.0 percent). The setting and measuring period of the financial and technology based targets is semiannual, and for the market related and qualitative targets it is annual. The overall payout is annual and the cash incentive is accrued during the performance period.

The Remuneration Committee evaluated the Board of Managements’ performance on above six criteria. Based on the 2012 evaluation, 6 out of 6 performance criteria were achieved on target or above target result, resulting in a cash payout of EUR 1.8 million representing 75.0 percent of Mr. Meurice’s base salary, 60.0 percent of Messrs. Wennink’s, Van den Brink’s, Van Hout’s and Schneider-Maunoury’s base salary.

Performance Stock Options

In order to shift the focus from the short-term to the long-term, performance stock options are not a part of the 2010 Remuneration Policy. The value of this part of the remuneration has been moved into the long-term incentive plan which is paid in shares. 2009 was the last year in which performance stock options were granted to the members of the Board of Management, which means the actual number of performance stock options for 2009 achievement were awarded for the last time in 2010. Once the options are unconditionally awarded after fulfillment of the performance conditions, the options will be retained (lock-up period) by the Board of Management member for at least two years after the date of unconditional award or until the termination of employment, whichever period is shorter. The fair value of the options granted is determined based on the Black-Scholes option valuation model.

Details of vested options held by members of the Board of Management to purchase ordinary shares of ASML Holding N.V. are set out below

	Jan. 1, 2012	Exercised during 2012	Share price on exercise date (EUR)	Vested during 2012	Expired during 2012	Dec. 31, 2012	Exercise price (EUR)	Expiration date

E. Meurice	23,270	23,270	35.12	-	-	-	11.53	1/19/2015
	88,371	88,371	36.70	-	-	-	17.90	1/18/2016
	95,146	95,146	43.89	-	-	-	20.39	1/17/2017
	42,448	42,448	36.67	-	-	-	17.20	2/4/2018
	84,895	84,895	34.93	-	-	-	12.39	2/2/2019
P.T.F.M. Wennink	31,500	-	-	-	31,500	-	58.00	1/20/2012
	52,554	52,554	33.60	-	-	-	12.39	2/2/2019
M.A. van den Brink	31,500	-	-	-	31,500	-	58.00	1/20/2012
	27,894	27,894	34.38	-	-	-	17.20	2/4/2018
	55,788	55,788	33.60	-	-	-	12.39	2/2/2019
F.J. van Hout	46,201	46,201	33.60	-	-	-	12.39	2/2/2019
F.J.M. Schneider-Maunoury	-	-	-	-	-	-	-	-

Long-term incentive

The members of the Board of Management are eligible to receive performance shares, which will be awarded annually under the condition of fulfillment of predetermined performance targets. These targets are measured over a period of three calendar years. The performance measures for obtaining performance targets will be ASML’s relative Return On Average Invested Capital (“ROAIC”) position compared with the peer group (weighted 80.0 percent) and a qualitative target related to ASML’s long-term ability to keep performing at high standards (weighted 20.0 percent).

The maximum number of performance shares to be conditionally awarded will equal 146.25 percent of base salary divided by the value of one performance share (i.e. reflecting maximum achievement). ASML defines stretching targets, whereas for on target achievement, the value of performance shares will be 80.0 percent of base salary.

For the determination of the number of performance shares that will be conditionally awarded, ASML applies a fixed number approach. Under this approach, the number of shares is fixed for two consecutive years. Every two years, the fixed number is calculated using the maximum achievable value of 146.25 percent of base salary divided by the value of the performance share at the moment of grant in the respective year. In 2012, the fixed number calculation has been conducted.

Once the shares are unconditionally awarded after fulfillment of the performance conditions, the shares will be retained (for a lock-up period) by the Board of Management member for at least two years after the date of unconditional award or until the termination of employment, whichever period is shorter. ASML accounts for this share award performance plan as a variable plan.

ASML STATUTORY ANNUAL REPORT 2012	114

Details of performance shares granted to members of the Board of Management are as follows:

Board of management	Grant date	Status	Full control	Number of shares at grant date	Fair value at grant date EUR	Vesting date	Number of shares at vesting date		End of lock- up date

E. Meurice	4/18/2012	Conditional	No	73,570	37.33	4/18/2015	-		4/18/2017
	4/13/2011	Conditional	No	88,732	28.29	4/13/2014	-		4/13/2016
	2/1/2010	Conditional	No	88,732	22.93	2/1/2013	-		2/1/2015
	2/2/2009	Unconditional	No	57,002	13.05	2/2/2012	48,859	[1]	2/2/2014
	2/4/2008	Unconditional	No	57,002	18.18	2/4/2011	48,859	[1]	2/4/2013
	1/17/2007	Unconditional	Yes	66,338	20.39	1/17/2010	51,807		1/17/2012
P.T.F.M. Wennink	4/18/2012	Conditional	No	45,689	37.33	4/18/2015	-		4/18/2017
	4/13/2011	Conditional	No	54,974	28.29	4/13/2014	-		4/13/2016
	2/1/2010	Conditional	No	54,974	22.93	2/1/2013	-		2/1/2015
	2/2/2009	Unconditional	No	35,287	13.05	2/2/2012	30,246	[1]	2/2/2014
	2/4/2008	Unconditional	No	35,287	18.18	2/4/2011	30,246	[1]	2/4/2013
	1/17/2007	Unconditional	Yes	41,111	20.39	1/17/2010	32,106		1/17/2012
M.A. van den Brink	4/18/2012	Conditional	No	48,387	37.33	4/18/2015	-		4/18/2017
	4/13/2011	Conditional	No	58,256	28.29	4/13/2014	-		4/13/2016
	2/1/2010	Conditional	No	58,256	22.93	2/1/2013	-		2/1/2015
	2/2/2009	Unconditional	No	37,458	13.05	2/2/2012	32,107	[1]	2/2/2014
	2/4/2008	Unconditional	No	37,458	18.18	2/4/2011	32,107	[1]	2/4/2013
	1/17/2007	Unconditional	Yes	42,980	20.39	1/17/2010	33,565		1/17/2012
F.J. van Hout	4/18/2012	Conditional	No	40,023	37.33	4/18/2015	-		4/18/2017
	4/13/2011	Conditional	No	48,293	28.29	4/13/2014	-		4/13/2016
	2/1/2010	Conditional	No	48,293	22.93	2/1/2013	-		2/1/2015
	2/2/2009	Unconditional	No	31,021	13.05	2/2/2012	26,589	[1]	2/2/2014
F.J.M. Schneider-Maunoury	4/18/2012	Conditional	No	38,944	37.33	4/18/2015	-		4/18/2017
	4/13/2011	Conditional	No	46,886	28.29	4/13/2014	-		4/13/2016
	2/1/2010	Conditional	No	46,886	22.93	2/1/2013	-		2/1/2015

1	The number of shares included in the lock-up period are reduced as a result of the synthetic share buyback due to an exchange for each 100 ordinary shares for 77 ordinary shares. The number of shares vested in 2012 after the synthetic share buyback for Mr. Meurice, Mr. Wennink, Mr. van den Brink and for Mr. van Hout are 37,621 shares, 23,289 shares, 24,722 shares and 20,474 shares, respectively. The number of shares vested in 2011 after the synthetic share buyback for Mr. Meurice, Mr. Wennink and for Mr. van den Brink are 37,621 shares, 23,289 shares and 24,722 share, respectively.

Pension Benefits

Members of the Board of Management are offered a pension plan based on defined contribution. The total defined contribution is a percentage of the pensionable salary and is dependent on the participant’s age at the beginning of the year. In 2011, compensation was paid to the Board of Management regarding the spouse/orphan risk premium to align the Board of Management pension arrangement with senior management. This concerned a reimbursement for risk premiums that were erroneously paid by the participants in the past.

ASML STATUTORY ANNUAL REPORT 2012	115

Benefits upon termination of employment

Term of appointment/employment

Members of the Board of Management appointed after the 2004 amendment of the Articles of Association, are appointed for a period of four years, after which reappointment is possible for consecutive four-year terms. Messrs. P. Wennink and M. van den Brink’s appointment to the Board of Management is for an indefinite period of time, as their initial appointment was before 2004. The existing employment contracts, including all rights and obligations under these contracts, will be honored.

Severance agreement

Employment agreements with the Board of Management members concluded prior to March 31, 2004 (i.e. Messrs. Wennink and Van den Brink) do not contain specific provisions regarding benefits upon termination of those agreements. Potential severance payments in such case will be according to applicable law (e.g. cantonal formula in the Netherlands).

Employment agreements for members of the Board of Management appointed after March 31, 2004 (i.e. Messrs. Meurice, Van Hout and Schneider-Maunoury) do contain specific provisions regarding benefits upon termination of those agreements.

If we give notice of termination of the employment agreement for reasons which are exclusively or mainly found in acts or omissions on the side of the Board of Management member, no severance amount will be granted. If this is not the case, a severance amount equal to one year base salary or a severance consistent with the Dutch Labor laws will be made available upon the effective date of termination.

This severance payment will also be made available in case the Board of Management member gives notice of termination of the employment agreement due to a significant difference of opinion between the respective executives and the Supervisory Board regarding his employment agreement, his function or our strategy.

Change of control

Board of Management members with an employment agreement dated after March 31, 2004 (i.e. Messrs. Meurice, Van Hout and Schneider-Maunoury) shall also be entitled to the aforementioned severance amount in the event ASML or its legal successor gives notice of termination due to a Change of Control (as defined in the employment agreement) or if the Board of Management member gives notice of termination, which is directly related to such Change of Control and such notice is given within twelve months from the date on which the Change of Control occurs.

In order to comply with the highest standards of corporate governance, the Supervisory Board decided to mitigate the potential benefit of a Change of Control under the long-term incentive arrangements. This arrangement entails that the share price will be fixed on the average of i) the average closing share price over a period of 15 trading days prior to first public announcement of Change of Control negotiations, and ii) the average closing share price over a period of 30 trading days prior to closing of the transaction.

Supervisory Board

The annual remuneration for Supervisory Board members covers the period from one AGM to the next one. The annual remuneration is paid in quarterly installments starting after the AGM. In 2011 the Supervisory Board proposed and the General Meeting of Shareholders approved an adjustment of the remuneration of the Supervisory Board, effective as per April 1, 2011. Furthermore the General Meeting of Shareholders approved a further increase of the annual (fixed) fee with a maximum amount of EUR 5,000 depending on circumstances, which the Supervisory Board implemented per April 1, 2012.

ASML STATUTORY ANNUAL REPORT 2012	116

The following table sets forth an overview of the remuneration awarded to Supervisory Board Members in 2012 and 2011:

Year ended December 31, 2012	Total	Supervisory board	Audit committee	Remuneration committee		Selection and nomination committee	Technology and strategy committee	Other[1,2]

Arthur P.M. van der Poel	94,750	68,750	10,000	-		8,000	8,000	-
Jos W.B. Westerburgen	96,116	48,750	-	12,000		12,000	-	23,366	[3]
OB Bilous	104,750	78,750	-	-		8,000	8,000	10,000
Fritz W. Fröhlich	68,750	48,750	15,000	-		-	-	5,000
Hendrika (Ieke) C.J. van den Burg	56,750	48,750	-	8,000		-	-	-
William T. Siegle	90,750	78,750	-	-		-	12,000	-
Pauline F.M. van der Meer Mohr	56,750	48,750	-	8,000		-	-	-
Wolfgang H. Ziebart	72,750	48,750	10,000	6,000	[4]	-	8,000	-

Total	641,366	470,000	35,000	34,000		28,000	36,000	38,366

Year ended December 31, 2011	Total	Supervisory board	Audit committee	Remuneration committee		Selection and nomination committee	Technology and strategy committee	Other[1,2]

Arthur P.M. van der Poel	88,250	62,500	10,000	-		7,875	7,875	-
Jos W.B. Westerburgen	66,750	43,750	-	11,500		11,500	-	-
OB Bilous	99,500	73,750	-	-		7,875	7,875	10,000
Fritz W. Fröhlich	62,500	43,750	15,000	-		-	-	3,750
Hendrika (Ieke) C.J. van den Burg	51,625	43,750	-	7,875		-	-	-
William T. Siegle	85,250	73,750	-	-		-	11,500	-
Pauline F.M. van der Meer Mohr	51,625	43,750	-	7,875		-	-	-
Wolfgang H. Ziebart	61,625	43,750	10,000	-		-	7,875	-

Total	567,125	428,750	35,000	27,250		27,250	35,125	13,750

1	To compensate for certain obligations ASML has towards the U.S. government as a result of the acquisition of Silicon Valley Group in 2001, one U.S. member receives an additional EUR 10,000 to fulfill these obligations.
2	In addition to the annual fixed fee, the Vice-Chairman of the Supervisory Board receives EUR 5,000 to fulfill this role. As the adjustment of the Supervisory Board’s remuneration became effective as per April 1, 2011, the Vice-Chairman fee paid over the financial year 2011 amounted to EUR 3,750.
3	In 2012 Jos Westerburgen received a provisional payment related to the supervisory board remuneration for the period January to April 2013. As legislation regarding VAT registration for Supervisory Board members will change as fom 2013 and Jos Westerburgen will resign in 2013 it was decided to pay the remuneration fee in advance.
4	During 2012 Wolfgang H. Ziebart was appointed as member of the Remuneration Committee and therefore received partial fee.

In addition, a net cost allowance was paid to each Supervisory Board member in 2012, amounting to EUR 1,800 per year, and EUR 2,400 per year for the Chairman of the Supervisory Board.

Members of the Board of Management and/or Supervisory Board are free to acquire or dispose of ASML shares or options for their own account, provided they comply with the applicable ASML Insider Trading Rules. Those securities are not part of members’ remuneration from us and are therefore not included. None of the members of the Supervisory Board currently owns shares or options on ASML shares.

31. Research and development costs

R&D costs include R&D credits of EUR 10.3 million and EUR 17.9 million during 2012 and 2011, respectively. R&D credits relate to world-wide (inter)governmental funding for certain strategic development programs.

32. Interest income and expense

Interest income of EUR 16.6 million (2011: EUR 43.7 million) mainly relates to interest income on deposits, short-term investments, money market funds and on bank accounts. Interest expense of EUR 20.0 million (2011: EUR 26.4 million) mainly consists of net interest expense of our Eurobond and related interest rate swaps.

Interest on cash pools is reported on a gross basis in the consolidated income statement under both interest income and interest expense. From an economic and legal perspective the interest on cash pools of EUR 4.2 million (2011: EUR 6.8 million) interest income nets off against the same amount of interest expense.

ASML STATUTORY ANNUAL REPORT 2012	117

33. Vulnerability due to certain concentrations

ASML relies on outside vendors to manufacture the components and subassemblies used in its systems, each of which is obtained from a sole supplier or a limited number of suppliers. ASML’s reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and reduced control over pricing and timely delivery of these subassemblies and components. In particular, from time to time, the number of systems ASML has been able to produce has been limited by the production capacity of Zeiss. Zeiss is currently ASML’s sole external supplier of lenses and other critical optical components and is capable of producing these lenses only in limited numbers and only through the use of its manufacturing and testing facility in Oberkochen and Wetzlar, Germany. During 2012, ASML’s production was not limited by the deliveries from Zeiss.

For our light source technology used in our EUV systems we also depend on a limited number of suppliers. Our main supplier for light source technology is Cymer. We have agreed to acquire Cymer, subject to certain closing conditions. We believe that the acquisition of Cymer, if completed, will help us achieving our strategic objective of delivering an economically viable EUV scanner to semiconductor manufacturers as soon as reasonably possible. We believe that combining Cymer’s expertise in EUV light sources with our expertise in lithography systems design and integration will reduce the risks related to the successful development of and accelerate the introduction of EUV technology. Without the acquisition, we do not believe that Cymer would have sufficient resources to complete the development of the EUV source and as a result, the only way to make the EUV source development successful without additional delay is through the acquisition of Cymer. In addition we believe that the acquisition will allow us to more effectively partition responsibilities between Cymer, its suppliers and us with respect to EUV light source development, reducing risk and increasing development speed.

Completion of the acquisition is subject to customary closing conditions, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Act and receipt of approvals under other foreign competition laws. On February 5, 2013, the Cymer Stockholders approved the merger agreement. We expect the transaction to close in the first half of 2013, there is no assurance that the transaction will be completed within the expected time period or at all.

Business failure or insolvency of one of our main customers may have an adverse effect on our business, financial condition and results of operations. See Note 28.

34. Principal Accountant Fees and Services

Deloitte Accountants B.V. has served as our independent auditor for each of the two financial years up to December 31, 2012. The following table sets out the aggregate fees for professional audit services and other services rendered by Deloitte Accountants B.V. and its member firms and/or affiliates in 2012 and 2011:

Year ended December 31 (in thousands)	2012 Deloitte Accountants B.V. EUR	Deloitte Network EUR	Total EUR	2011 Deloitte Accountants B.V. EUR	Deloitte Network EUR	Total EUR
Audit fees in relation to annual reports	1,002	-	1,002	1,022	-	1,022
Other audit fees	-	352	352	40	382	422
Audit-related fees	149	-	149	49	-	49
Tax fees	-	353	353	-	322	322
Other	-	247	247	-	-	-

Principal accountant fees and services	1,151	952	2,103	1,111	704	1,815

Audit fees and other audit fees

Audit fees primarily relate to the audit of our annual consolidated financial statements set out in our Annual Report on Form 20-F, our Statutory Annual Report, agreed upon procedures on our quarterly financial results and services related to statutory and regulatory filings of ASML Holding N.V. and its subsidiaries.

Audit-related fees

Audit-related fees mainly related to various audit services not related to the ASML’s consolidated financial statements.

ASML STATUTORY ANNUAL REPORT 2012	118

Tax fees

Tax fees can be detailed as follows:

Year ended December 31 (in thousands)	2012 EUR	2011 EUR

Corporate Income Tax compliance services	123	73
Tax assistance for expatriate employees	79	179
Other tax advisory and compliance	151	70

Tax fees	353	322

The Audit Committee has approved the external audit plan and related audit fees for the year 2012. The Audit Committee has adopted a policy regarding audit and non-audit services, in consultation with Deloitte Accountants B.V. This policy ensures the independence of our auditors by expressly setting forth all services that the auditors may not perform and reinforcing the principle of independence regardless of the type of work performed. Certain non-audit services, such as certain tax-related services and acquisition advisory services, are permitted. The Audit Committee preapproves all audit and non-audit services not specifically prohibited under this policy and reviews the annual external audit plan and any subsequent engagements.

The Audit Committee will monitor compliance with the new Dutch rules on non-audit services provided by our auditor, which outlines strict separation of audit and advisory services for Dutch public interest entities. Furthermore, we will evaluate the implication of the mandatory firm rotation (not applicable to financial years before January 1, 2016) which applies to all Dutch public interest entities.

35. Customer Co-Investment Program

Overview

On July 9, 2012, we announced our Customer Co-Investment Program to accelerate our development of EUV technology beyond the current generation and our development of future 450mm silicon wafer technology. The participating customers agreed to fund EUR 1.38 billion of our research and development projects from 2013 through 2017. This program creates risk sharing with some of our largest customers while the results of ASML’s development programs will be available to every semiconductor manufacturer with no restrictions. The R&D funding program in the Customer Co-Investment Program consists of two funding projects: a 450mm technology development project and a next-generation EUV development project. ASML has entered into Non Recurring Engineering (“NRE”) funding agreements with the participating customers.

In addition to the funding commitments described above, the participating customers have invested in ordinary shares equal, in aggregate, to 23 percent of ASML’s issued share capital (calculated giving effect to our Synthetic Share Buyback in November 2012). The proceeds of the share issuance, EUR 3.85 billion, were returned to the holders of ordinary shares (excluding the participating customers) through a Synthetic Share Buyback executed in November 2012. For further information regarding the Synthetic Share Buyback, see Note 18 to our consolidated financial statements.

Description of Investment Agreements, Shareholder Agreements and NRE Funding Agreements

In connection with the Customer Co-Investment Program, ASML entered into an investment agreement, a shareholder agreement and NRE funding agreements with each of the participating customers. Intel is the largest participant in the program, with an aggregate funding commitment of EUR 829 million and an investment in 15 percent of our ordinary shares (calculated giving effect to our Synthetic Share Buyback in November 2012). A description of the investment agreement, shareholders agreement and NRE funding agreements between ASML and Intel is set out below. The agreements between ASML and the other program participants - TSMC (which acquired 5 percent of our shares and made a EUR 277 million funding commitment) and Samsung (which acquired 3 percent of our shares and made a EUR 276 million funding commitment) are on substantially the same terms as those agreed with Intel. Shares were acquired by Dutch foundations (“Stichtingen”) established for each participant.

Investment Agreements

Pursuant to the investment agreement between ASML and Intel, dated July 9, 2012 (“the Intel Investment Agreement”), ASML has issued and delivered to Intel Stichting ordinary shares equal to 15 percent of the issued ordinary shares with simultaneous issuance by the Intel Stichting to Intel of the corresponding depositary receipts.

ASML STATUTORY ANNUAL REPORT 2012	119

Pursuant to the investment agreement between ASML and TSMC, dated August 5, 2012 (the “TSMC Investment Agreement”) ASML has issued and delivered to Stichting Administratiekantoor TSMC (“TSMC Stichting”) ordinary shares equal to 5 percent of the issued ordinary shares with simultaneous issuance by the TSMC Stichting to TSMC of the corresponding depositary receipts.

Pursuant to the investment agreement between ASML and Samsung, dated August 27, 2012 (the “Samsung Investment Agreement” and together with the Intel Investment Agreement and TSMC Investment Agreement, the “Investment Agreements”), ASML has issued and delivered to the Samsung Stichting ordinary shares equal to 3 percent of the issued ordinary shares with simultaneous issuance by the Samsung Stichting to Samsung of the corresponding depositary receipts.

The subscription price for the ordinary shares under the Investment Agreements was EUR 39.91 per ordinary share, which is the average of the volume weighted average price of the ordinary shares on NYSE Euronext Amsterdam for the twenty trading days up to and including July 6, 2012.

Based upon the subscription price (EUR 39.91) included in the Investment Agreements, the equity participation of Intel (15 percent), TSMC (5 percent) and Samsung (3 percent) amount to EUR 2,513 million, EUR 838 million and EUR 503 million, respectively.

Under the Intel Investment Agreements, ASML has agreed to indemnify the participating customers and their affiliates for certain losses and expenses related to breaches of representations, warranties, covenants and agreements in the Investment Agreements and with respect to certain legal proceedings related thereto, subject to certain limitations.

Shareholder Agreements

In connection with the issuance of shares pursuant to the Intel Investment Agreement, on September 12, 2012 ASML, Intel and the Intel Stichting entered into a shareholder agreement (the “Shareholder Agreement”) which governs certain matters relating to the holding of and further investment by Intel in ordinary shares of ASML, directly and indirectly through the Intel Stichting, including the matters described below.

The shareholder agreements between ASML and the other program participants (TSMC and Samsung) are on substantially the same terms as those agreed with Intel.

Voting Restrictions

Pursuant to the Intel Shareholder Agreement, Intel (and the Intel Stichting) will not be entitled to vote the ordinary shares that acquired by the Intel Stichting as part of the Customer Co-Investment Program or any other ordinary shares otherwise transferred to the Intel Stichting (under the circumstances described under “Standstill; Additional Purchases” below) prior to a Shareholder Agreement Termination Event (as defined below), except when a Suspension Event (as described below) occurs and is continuing or where the following matters are proposed at any General Meeting (the “Voting Restrictions”): (i) an issuance of ASML shares or grant of rights to subscribe for ASML shares representing 25 percent or more of the issued and outstanding share capital of ASML or the restriction or exclusion of pre-emption rights relating thereto (in each case, on an aggregate basis during the preceding 12 months) or the designation of the Board of Management as the authorized body to resolve on these matters; (ii) an authorization to repurchase 25 percent or more of ASML’s issued and outstanding share capital on an aggregate basis during the preceding 12 months; (iii) the approval of a significant change in the identity or nature of ASML or our business, including a transfer of all or substantially all business or assets of ASML and our subsidiaries to a third party, the establishment or cancellation of a long-lasting cooperation of essential importance with a third party and an acquisition or disposition of an interest in the capital or assets of a person with a value of at least one third of the assets of ASML (on a consolidated basis); (iv) an amendment to ASML’s Articles of Association that would materially affect the specific voting rights of Intel, would materially affect the identity or nature of ASML or our business, or would disproportionately (or uniquely) and adversely affect the rights or benefits attached to or derived from the ordinary shares held by Intel through the Intel Stichting as compared to the shareholders; (v) the dissolution of ASML; and (vi) any merger or demerger which would result in a material change in the identity or nature of ASML or its business.

Standstill, Lock-up and Orderly Market Arrangements

Standstill; Additional Purchases

Subject to certain exceptions, pursuant to the Shareholder Agreement, Intel (or its affiliates) may not, prior to the six-year anniversary of the date of the Intel Shareholder Agreement (the “Standstill Period”), acquire more than 19.9 percent of the outstanding share capital of ASML without ASML’s prior approval (the “Standstill Restriction”). There is

ASML STATUTORY ANNUAL REPORT 2012	120

an exception from the Standstill Restriction in the case of a ‘suspension event’, which includes certain circumstances where a third party has acquired or made an offer to acquire at least 20 percent of ASML’s outstanding shares, and the Standstill Restriction will terminate upon the occurrence of a Shareholder Agreement Termination Event.

The Shareholder Agreement permits Intel (and its affiliates) to acquire up to 4.99 percent of ASML’s outstanding shares (other than shares acquired through the Customer Co-Investment Program) that may be held outside the Intel Stichting. For any additional ASML shares that Intel (or its affiliates) acquires in excess of 4.99 percent of the outstanding shares of ASML, Intel is required to deposit such shares with the Intel Stichting in exchange for Depositary Receipts. Shares held directly by Intel or its affiliates (and which not required to be deposited with the Intel Stichting) are not subject to the Voting Restrictions, or Lock-Up Restrictions (as defined below), but are subject to the Standstill Restriction.

The Intel Stichting will continue to hold ASML shares owned by Intel (notwithstanding termination of the Standstill Period) until the earlier of (i) such time as Intel owns (directly or through the Intel Stichting) less than 2 percent of ASML’s outstanding shares (the relevant percentage is 1 percent for the other participating customers) (ii) the date of notification to ASML by participating customers that the aggregate amount of ASML’s outstanding shares owned by Intel and the other participating customers represents less than 5 percent of ASML’s outstanding shares and (iii) a Shareholder Agreement Termination Event (as defined below), following which time Depositary Receipts will be exchanged for the underlying ASML shares. In case Intel would acquire ASML shares within 18 months after an event described under (i) or (ii) above, any ASML shares held by Intel in excess of 4.99 percent of the outstanding shares of ASML must be transferred to (and held by) the Intel Stichting.

Lock-up; Orderly Sell Down

Intel may not, without prior written consent of ASML, transfer any ordinary shares or Depositary Receipts until the earliest of (i) two years and six months after the date of the Intel Shareholder Agreement, (ii) termination of the NRE funding agreements, and (iii) the occurrence of a Shareholder Agreement Termination Event ((i), (ii) and (iii) together, the “Lock-Up Restriction”). The Lock-Up Restriction does not apply in certain circumstances where a third party offers to acquire at least 20 percent of ASML’s shares. Intel is not permitted to transfer the ASML ordinary shares it acquired in the program in connection with an offer (before the end of the offer), or make any public statement in support of such offer, that is not recommended by the ASML Supervisory Board or Management Board, except in limited circumstances.

In addition, Intel may not (even after the Lock-Up Period has ended), without written consent of ASML, transfer on NYSE Euronext Amsterdam, NASDAQ or another securities exchange more than (i) in respect of Intel, 4 percent of the outstanding shares of ASML (the relevant percentage is 1.5 percent for Samsung and 2.5 percent for TSMC). There are also restrictions on Intel’s ability to transfer ASML shares to certain competitors or customers of ASML.

Termination

The Intel Shareholder Agreement will terminate upon the occurrence of the following events (each a “Shareholder Agreement Termination Event”) (i) certain change of control transactions were the shareholders of ASML prior to such a transaction are no longer entitled to exercise at least 50 percent of the votes in the General Meeting following such transaction, (ii) in the event of a delisting of the Ordinary Shares from NYSE Euronext Amsterdam or de listing from NASDAQ (except for certain voluntary delistings from NASDAQ), (iii) the winding up or liquidation of ASML, or (vi) in the event that all Depositary Receipts are exchanged for ASML shares and Intel does not acquire ASML shares in excess of 4.99 percent of the outstanding ASML shares within 18 months of such exchange (see “Standstill; Additional Purchases” above).

NRE Funding Agreements

On July 9, 2012, ASML and Intel entered into two NRE funding agreements pursuant to which Intel will support ASML’s R&D costs and project expenditures. One agreement relates to the development of 450mm lithography equipment (the “Intel 450mm NRE Funding Agreement” and together with the Intel EUV NRE Funding Agreement, the “Intel NRE Funding Agreements”) and the other relates to the development of EUV lithography equipment (the “Intel EUV NRE Funding Agreement”) and together with the 450mm NRE Funding Agreement, “the Intel NRE Funding Agreements”. Intel has committed to provide EUR 553 million in funding under the Intel 450mm NRE Funding Agreement and EUR 276 million in funding under the Intel EUV NRE Funding Agreement, payable over the respective terms (2013-2017) of the Intel NRE Funding Agreements.

On August 5, 2012, ASML and TSMC entered into the TSMC NRE funding agreement (the “TSMC NRE Funding Agreement”) pursuant to which TSMC will support ASML’s R&D costs and project expenditures relating to the

ASML STATUTORY ANNUAL REPORT 2012	121

development of 450mm lithography equipment and EUV platforms. TSMC has committed to provide EUR 277 million in funding payable over the term (2013-2017) of the TSMC NRE Funding Agreement.

On August 27, 2012, ASML and Samsung entered into the Samsung NRE funding agreement (the “Samsung NRE Funding Agreement”) pursuant to which Samsung will support ASML’s R&D costs and project expenditures relating to the development of 300mm / 450mm lithography equipment and EUV platforms. Samsung has committed to provide EUR 276 million in funding payable over the term (2013-2017) of the Samsung NRE Funding Agreement.

Under the Intel NRE Funding Agreements, the TSMC NRE Funding Agreement, and the Samsung NRE Funding Agreement (together the “NRE Funding Agreements”), ASML will retain sole control over the development of 450mm photo lithography equipment and EUV platforms and will own all intellectual property created by ASML in connection therewith. The NRE Funding Agreements provide that if ASML, in its reasonable discretion, determines to abandon either the 450mm or EUV development project, as a result of technical infeasibility or lack of sufficient industry demand, or if the then remaining funding exceeds the expenditure estimate for the development project (450mm or EUV) then the parties may agree on an alternative development project, and if no alternative is agreed, ASML may invoice the participating customers for the remaining due portion of committed funding during each year of the remaining funding period in which ASML’s actual gross R&D expenditures exceed a minimum threshold specified in the NRE Funding Agreements. The NRE Funding Agreements will terminate on December 31, 2017 or upon pre-payment by the participating customer of the aggregate amount of funding owed under its respective NRE Funding Agreement.

Commercial Agreement

On July 9, 2012, ASML and Intel entered into a Commercial Agreement, pursuant to which ASML and Intel established a contractual framework for Intel to purchase equipment related to the 450mm and EUV next-generation lithography equipment. Under this agreement, Intel has committed to purchase specified numbers of 450mm and EUV tools. The agreement sets forth pricing terms for the tools as well as milestones related to product deliveries, and provides for certain commercial discounts in the form of credits in exchange for Intel’s early purchase commitments and volume purchase commitments and for specified additional credits in the event that certain schedules are not met. In addition, subject to certain conditions, ASML has agreed to install sufficient capacity to meet Intel’s forecasted 450mm lithography equipment needs through 2022.

Accounting Policies

The Investment Agreements, Shareholder Agreements, NRE Funding Agreements and Commercial Agreement are accounted for as one transaction with separately identifiable components. The following two separate components are identified: (1) the share issuance (governed by the Investment Agreement and the Shareholder Agreement) and (2) the NRE funding and commercial discounts and credits (governed by the NRE Funding Agreement(s) and the Commercial Agreement).

The shares issued to the participating customers are recorded at fair value based on quoted share prices (EUR 3,968.7 million) with the remaining aggregate arrangement consideration allocated to the NRE funding and commercial discounts and credits. The difference between the fair value of the shares and the subscription price of the shares (EUR 39.91) is recorded as a deduction from equity upon issuance of the shares (EUR 123.4 million). Equity is increased to the fair value of the shares as the portion of the NRE funding allocable to the shares is received over the NRE funding period (2013-2017). The amounts are deemed receivables from the participating customers in their capacity as shareholders of ASML.

A related party relationship exists between ASML and Intel as a result of the equity investment made by Intel as part of the Customer Co-Investment Program. Based on the commercial discounts and credits (governed by the Commercial Agreement) and the related party relationship, all NRE funding will be deferred and recognized in the consolidated income statement only when the commercial discounts and credits are earned. The portion of the NRE funding from TSMC and Samsung, not allocable to the shares, will be recognized in the consolidated income statement when the R&D costs relating to the development of 450mm lithography equipment and EUV platforms are recognized over the NRE funding period.

For further details regarding the share issuances to the participating customers and the Synthetic Share Buyback effectuated in connection with our Customer Co-Investment Program, see Note 18.

ASML STATUTORY ANNUAL REPORT 2012	122

36. Related Party Transactions

Consistent with our corporate responsibilities to our surrounding community and together with several other companies in the region, in prior year ASML entered into a loan agreement with a local sports club PSV N.V.; pursuant to which ASML provided PSV N.V., as of August 1, 2011, a 14 year, interest free, subordinated loan of EUR 5.0 million. As of June 30, 2012 the chairman of the Supervisory Board of ASML, Mr. Arthur van der Poel and Chief Financial Officer of ASML, Mr. Peter Wennink resigned as members of the Supervisory Board of PSV N.V., therefore the loan agreement with PSV N.V. is concluded to no longer classify as a related party transaction from that date onwards.

On July 9, 2012, we announced our Customer Co-Investment Program to accelerate our development of EUV technology beyond the current generation and our development of future 450mm silicon wafer technology. One of the participating customers, Intel, agreed to fund EUR 829 million for our R&D projects. In addition Intel also agreed to invest in ordinary shares equal to 15 percent of our issued share capital. Due to the equity investment, Intel is considered a related party of ASML as of July 9, 2012.

We have entered into various agreements with Intel and have recognized sales and incurred costs of systems, services and field options provided by ASML since the date that Intel became a related party. We believe that all such transactions have been entered into in the ordinary course of business at an arm’s length basis, with the exception of certain terms included in the agreements entered into as part of the Customer Co-Investment Program:

•

Investment Agreement: Pursuant to the Intel Investment Agreement, ASML agreed to issue to Intel Stichting ordinary shares equal to 15 percent of the issued ordinary shares which the Intel Stichting then issued to Intel a corresponding number of depositary receipts representing these shares. The subscription price for the ordinary shares under the investment agreement was EUR 39.91 per ordinary share, which is the average of the volume weighted average price of the ordinary shares on Euronext for the twenty trading days up to and including July 6, 2012. Under the investment agreement, ASML has agreed to indemnify Intel and its affiliates for certain losses and expenses related to breaches of representations, warranties, covenants and agreements in the investment agreement and with respect to certain legal proceedings related thereto, subject to certain limitations.

•

Shareholder Agreement: In connection with the issuance of the ordinary shares to the Intel Stichting, Intel and its relevant subsidiaries, the Intel Stichting and ASML have entered into the shareholder agreement, which governs certain matters relating to the holding and disposing of and further investments in ordinary shares by Intel, directly and indirectly through the Intel Stichting.

•

NRE Funding Agreement: On July 9, 2012, ASML and Intel entered into the Intel NRE Funding Agreement pursuant to which Intel has agreed to provide funding for certain of ASML’s R&D costs and project expenditures. One agreement relates to the development of 450mm lithography equipment (the “Intel 450mm NRE Funding Agreement”) and the other relates to the development of EUV lithography equipment (the “Intel EUV NRE Funding Agreement”). Intel has committed to provide funding in an aggregate amount of EUR 553 million under the Intel 450mm NRE Funding Agreement and funding in an aggregate amount of EUR 276 million under the Intel EUV NRE Funding Agreement, payable over the term of the relevant agreement (2013-2017). ASML will retain sole control over the development of 450mm photo lithography equipment and EUV platforms and will own all intellectual property created by ASML in connection therewith. The Intel NRE Funding Agreements provide that if ASML, in its reasonable discretion, determines to abandon either the 450mm or EUV development project, as a result of technical infeasibility or lack of sufficient industry demand, or if the then remaining funding exceeds the expenditure estimate for the development project (450mm or EUV) then the parties may agree on an alternative development project if no alternative is agreed, ASML may invoice Intel for the remaining due portion of committed funding during each year of the remaining funding period in which ASML’s actual gross R&D expenditures exceed a minimum threshold specified in the relevant agreement. The NRE funding agreements will terminate on December 31, 2017 or upon pre-payment by Intel of the aggregate amount of funding owed under the relevant funding agreement.

•

Commercial Agreement: On July 9, 2012, ASML and Intel entered into the Commercial Agreement, pursuant to which ASML and Intel established a contractual framework for Intel to purchase equipment related to the 450mm and next-generation EUV lithography equipment. Under this agreement, Intel has committed to purchase specified numbers of 450mm and EUV tools. The agreement sets forth pricing terms for the tools as well as milestones related to product deliveries, and provides for certain commercial discounts in the form of credits in exchange for Intel’s early purchase commitments and volume purchase commitments and for specified additional credits in the event that certain schedules are not met. In addition, subject to certain conditions, ASML has agreed to install sufficient capacity to meet Intel’s forecasted 450mm lithography equipment needs through 2022.

The total net sales to Intel (and its affiliates) for the period from July 9, 2012 to December 31, 2012 amounted to EUR 301.7 million whereas the outstanding balances as of December 31, 2012 amount to EUR 65.0 million.

Except for the above, there have been no transactions during our most recent fiscal year, and there are currently no transactions, between ASML or any of its subsidiaries, and any other significant shareholder and any director or officer or any relative or spouse thereof other than ordinary course compensation arrangements. During our most recent fiscal

ASML STATUTORY ANNUAL REPORT 2012	123

year, there has been no, and at present there is no, outstanding indebtedness to ASML owed or owing by any director or officer of ASML or any associate thereof, other than the virtual financing arrangement with respect to shares and stock options as described under Note 23 and 30. All amounts due to ASML under the virtual financing arrangement were repaid during 2012.

37. Subsequent Events

On February 5, 2013, the Cymer Stockholders approved the previously announced merger agreement, dated October 16, 2012 at the special meeting of Cymer Stockholders. See Note 33 for additional information.

Veldhoven, the Netherlands

February 12, 2013

Prepared by

The Board of Management:

Eric Meurice

Peter T.F.M. Wennink

Martin A. van den Brink

Frits J. van Hout

Frédéric J.M. Schneider-Maunoury

ASML STATUTORY ANNUAL REPORT 2012	124

Company Financial Statements

Company Financial Statements

128	Company Balance Sheet

129	Abbreviated Company Income Statement

130	Notes to the Company Financial Statements

ASML STATUTORY ANNUAL REPORT 2012	127

Company Balance Sheet

(Before appropriation of net income)

As of December 31 (in thousands)	2012 EUR	2011 EUR

Non-current assets
Investments in subsidiaries	6,415,214	5,169,322
Loans to subsidiaries	1,297	1,324
Deferred tax assets	14,358	22,568
Derivative financial instruments	101,651	92,534
Other non-current assets	1,474	2,091

Total non-current assets	6,533,994	5,287,839

Current assets
Amounts due from subsidiaries	219,326	445,497
Current tax assets	54,796	31,263
Derivative financial instruments	44,727	40,052
Other current assets	3,544	5,321
Short-term investments	550,017	-
Cash and cash equivalents	589,848	1,311,929

Total current assets	1,462,258	1,834,062

Total assets	7,996,252	7,121,901

Equity
Cumulative Preference Shares; EUR 0.09 nominal value;
700,000,000 shares authorized at December 31, 2012 and 2011;
none issued and outstanding at December 31, 2012 and 2011;	-	-

Ordinary Shares B; EUR 0.01 nominal value;
9,000 shares authorized at December 31, 2012;
none issued and outstanding per December 31, 2012;	-
not applicable per December 31, 2011;		-

Ordinary Shares; EUR 0.09 nominal value;
699,999,000 shares authorized at December 31, 2012;
407,165,221 issued and outstanding at December 31, 2012;
700,000,000 shares authorized at December 31, 2011;
413,669,257 issued and outstanding at December 31, 2011;
Issued and outstanding shares	37,786	38,816
Share premium	932,968	920,478
Retained earnings	2,341,048	1,525,238
Treasury shares at cost	(465,848)	(417,837)
Legal reserves	349,901	159,039
Net income	1,302,347	1,494,071

Total equity	4,498,202	3,719,805

Non-current liabilities
Long-term debt	707,107	691,959
Deferred and other tax liabilities	87,746	158,943

Total non-current liabilities	794,853	850,902

Current liabilities
Amounts due to subsidiaries	2,669,294	2,498,042
Accrued and other liabilities	19,279	19,254
Derivative financial instruments	14,624	33,898

Total current liabilities	2,703,197	2,551,194

Total equity and liabilities	7,996,252	7,121,901

ASML STATUTORY ANNUAL REPORT 2012	128

Abbreviated Company Income Statement

Year ended December 31 (in thousands)	2012 EUR	2011 EUR

Net income from subsidiaries	1,255,478	1,555,277
Gain (Loss) after taxes	46,869	(61,206)

Net income	1,302,347	1,494,071

ASML STATUTORY ANNUAL REPORT 2012	129

Notes to the Company Financial Statements

1. General Information

The description of our activities and our structure, as included in the Notes to the consolidated financial statements, also apply to the Company financial statements.

In accordance with article 362 sub 8 Part 9 of Book 2 of the Dutch Civil Code, we have prepared our Company financial statements in accordance with accounting principles generally accepted in the Netherlands (“Dutch GAAP”) applying the accounting principles as adopted in the consolidated financial statements, except for the accounting for investments in subsidiaries and our consolidated SPE. Investments in subsidiaries and consolidated SPE are stated at net asset value as we effectively exercise control over the operational and financial activities of these investments. The net asset value is determined on the basis of the IFRS accounting principles applied by ASML in its consolidated financial statements.

In accordance with article 402 Part 9 of Book 2 of the Dutch Civil Code the Company Income Statement is presented in abbreviated form.

2. Summary of Significant Accounting Policies

Significant accounting policies

The accounting policies used in the preparation of the Company financial statements are the same as those used in the preparation of the consolidated financial statements (in accordance with article 362 sub 8 Part 9 of Book 2 of the Dutch Civil Code). See the Notes to the consolidated financial statements. In addition to those accounting policies, the following accounting policy applies to the Company financial statements. The accompanying company financial statements are stated in thousands of euros (“EUR”) unless otherwise indicated.

Investments in subsidiaries

Investments in subsidiaries are stated at net asset value as we effectively exercise influence of significance over the operational and financial activities of these investments. The net asset value is determined on the basis of the IFRS accounting principles applied by ASML.

3. Investments in Subsidiaries

Changes in investments in subsidiaries during 2012 and 2011 were as follows:

(in thousands)	2012 EUR	2011 EUR

Balance, January 1	5,169,322	3,416,355

Capital contributions	6,539	399,989
Capital repayment	(9,206)	-
Dividends received	(5,299)	(238,519)
Net income from subsidiaries	1,255,478	1,555,277
Effect of exchange rates	5,927	(12,142)
Derivative financial instruments	(7,547)	47,353
Other legal transfer	-	1,009

Balance, December 31	6,415,214	5,169,322

ASML STATUTORY ANNUAL REPORT 2012	130

4. Equity

Changes in equity during 2012 and 2011 were as follows:

		Issued and Outstanding Shares		Share Premium EUR	Treasury Shares at Cost EUR	Retained Earnings EUR	Legal Reserves[3] EUR	Net Income EUR	Total EUR
Notes[1]	(in thousands)	Number[2]	Amount EUR

	Balance at January 1, 2011	436,593	40,713	922,341	(153,092)	1,096,669	130,378	985,453	3,022,462

	Appropriation of net income	-	-	-	-	985,453	-	(985,453)	-
	Components of statement of comprehensive income
	Net income	-	-	-	-	-	-	1,494,071	1,494,071
5, 18	Foreign currency translation, net of taxes	-	-	-	-	-	(13,971)	-	(13,971)
5, 18	Financial instruments, net of taxes	-	-	-	-	-	47,353	-	47,353
	Total comprehensive income	-	-	-	-	-	33,382	1,494,071	1,527,453

18	Purchases of treasury shares	(25,675)	-		(700,452)		-	-	(700,452)
18	Cancellation of treasury shares	-	(1,897)	710	373,801	(372,614)	-	-	-
23, 29, 30	Share-based payments	-	-	7,819	-	-	-	-	7,819
23, 30	Issuance of shares	2,751	-	(10,392)	61,906	(16,346)	-	-	35,168
18	Dividend paid	-	-	-	-	(172,645)	-	-	(172,645)
18	Development expenditures	-	-	-	-	4,721	(4,721)	-	-

	Balance at December 31, 2011	413,669	38,816	920,478	(417,837)	1,525,238	159,039	1,494,071	3,719,805

	Appropriation of net income	-	-	-	-	1,494,071	-	(1,494,071)	-
	Components of statement of comprehensive income
	Net income	-	-	-	-	-	-	1,302,347	1,302,347
5, 18	Foreign currency translation	-	-	-	-	-	5,927	-	5,927
5, 18	Financial instruments, net of taxes	-	-	-	-	-	(7,547)	-	(7,547)
	Total comprehensive income	-	-	-	-	-	(1,620)	1,302,347	1,300,727

	Customer Co-Investment Program:
18, 35	Issuance of shares	96,566	8,691	3,968,677	-	-	-	-	3,977,368
18, 35	Fair value differences[4]	-	-	(123,416)	-	-	-	-	(123,416)
18, 35	Capital repayment[5]	(93,411)	(8,691)	(3,845,261)	125,628	-	-	-	(3,728,324)

18	Purchases of treasury shares	(13,478)	-	-	(535,373)	-	-	-	(535,373)
18	Cancellation of treasury shares	-	(1,030)	-	294,752	(293,722)	-	-	-
23, 29, 30	Share-based payments	-	-	20,596	-	-	-	-	20,596
23, 30	Issuance of shares	3,819	-	(8,106)	66,982	(3,165)	-	-	55,711
18	Dividend paid	-	-	-	-	(188,892)	-	-	(188,892)
18	Development expenditures	-	-	-	-	(192,482)	192,482	-	-

	Balance at December 31, 2012	407,165	37,786	932,968	(465,848)	2,341,048	349,901	1,302,347	4,498,202

1	Note reference numbers included below relate to the notes to the consolidated financial statements.
2	As of December 31, 2012, the number of issued shares was 41 9,852,467. This includes the number of issued and outstanding shares of 407,165,221 and the number of treasury shares of 12,687,246. As of December 31, 2011, the number of issued shares was 431,294,790. This includes the number of issued and outstanding shares of 413,669,257 and the number of treasury shares of 17,625,533.
3	Legal reserves consist of the hedging reserve, the currency translation reserve and the reserve for capitalized development expenditures. See below for further information.
4	The difference between the fair value of the shares and the subscription price of the shares issued to the participating customers in the Customer Co-Investment Program.
5	In 2012, as part of the capital repayment, EUR 3,728.3 million of shareholders’ equity was returned to our shareholders (excluding Intel Corporation (“Intel”), Taiwan Semiconductor Manufacturing Company Ltd. (“TSMC”) and Samsung Electronics Corporation (“Samsung”) (collectively referred to as “participating customers” in the Customer Co-investment Program)) and the number of shares was reduced by 23 percent. See below for further information.

Share Capital

ASML’s authorized share capital amounts to EUR 126,000,000 and is divided into:

•	700,000,000 cumulative preference shares with a nominal value of EUR 0.09 each;
•	699,999,000 ordinary shares with a nominal value of EUR 0.09 each; and
•	9,000 ordinary shares B with a nominal value of EUR 0.01 each.

Per December 31, 2012, 419,852,467 ordinary shares with a nominal value of EUR 0.09 each were issued and fully paid in, of which 12,687,246 ordinary shares are held by us in treasury. No ordinary shares B and no cumulative preference shares are issued. 96,566,077 depositary receipts for ordinary shares are issued with our cooperation.

ASML STATUTORY ANNUAL REPORT 2012	131

Our Board of Management has the power to issue ordinary shares and cumulative preference shares insofar as the Board of Management has been authorized to do so by the General Meeting of Shareholders (either by means of a resolution or by an amendment to our Articles of Association). The Board of Management requires approval of the Supervisory Board for such an issue. The authorization by the General Meeting can only be granted for a certain period not exceeding five years and may be extended for no longer than five years on each occasion. In case the General Meeting of Shareholders has not authorized the Board of Management to issue shares, the General Meeting of Shareholders shall have the power to issue shares upon the proposal of the Board of Management, provided that the Supervisory Board has approved such proposal.

Shares issued in Customer Co-Investment Program

On September 12, 2012, we issued 62,977,877 ordinary shares to Stichting Administratiekantoor MAKTSJAB (“Intel Stichting”) and 12,595,575 ordinary shares to Stichting Administratiekantoor Samsung and on October 31, 2012, ASML issued 20,992,625 ordinary shares to Stichting Administratiekantoor TSMC with respect to the Customer Co-Investment Program. We received an amount of EUR 3,853.9 million in relation to the shares issued under the Customer Co-Investment Program. For further details on our Customer Co-Investment Program see Note 35 to our consolidated financial statements.

Synthetic Share Buyback

At the EGM held on September 7, 2012, several changes in the Articles of Association of ASML were adopted, in connection with the Synthetic Share Buyback effectuated in connection with the Customer Co-Investment Program. Consequently, on November 24, 2012 the Articles of Association were amended as follows. Upon the first amendment the ordinary shares to be held for the benefit of the participants to the Customer Co-Investment Program were converted into ordinary shares M and all other ordinary shares were converted into ordinary shares A. Upon the second amendment the par value per ordinary share A was increased from EUR 0.09 to EUR 9.24 at the expense of the share premium reserve. Upon the third amendment, the nominal value per ordinary share A was reduced to an amount of EUR 0.06, by decreasing the nominal value per ordinary share A by an amount of EUR 9.18, which resulted in a repayment of the same amount per share to holders of ordinary shares into which the ordinary shares A were converted. The fourth amendment provided for the consolidation of the ordinary shares A through the exchange of each 100 ordinary shares for 77 ordinary shares, resulting in an increase of the nominal value per ordinary share from EUR 0.06 to EUR 0.09, whereby the aggregate difference is booked at the expense of the share premium reserve. The fifth and last amendment provided for the deletion of the share class M for participants to the Customer Co-Investment Program and the share class A for the other shareholders. The ordinary shares M and A were converted thereafter into ordinary shares without a specific letter mark attached to it.

These amendments in substance constitute a Synthetic Share Buyback in which we effectively repurchased 93,411,216 shares at an average price of EUR 39.91 for a total amount of EUR 3,728.3 million. The difference of EUR 125.6 million between the capital repayment of EUR 3,728.3 million and the net proceeds from issuance of shares of EUR 3,853.9 million relates to the capital repayment on ASML’s treasury shares which was also part of the Synthetic Share Buyback.

Ordinary shares

Each ordinary share consists of 900 fractional shares. Fractional shares entitle the holder thereof to a fractional dividend but do not entitle the holder thereof to voting rights. Only those persons who hold shares directly in the share register in the Netherlands, held by us at our address at 5504 DR Veldhoven, de Run 6501, the Netherlands, or in the New York share register, held by JP Morgan Chase Bank, N.A., P.O. Box 64506, St. Paul, MN 55164-0506, United States, can hold fractional shares. Persons who hold ordinary shares through the deposit system under the Dutch Securities Bank Giro Transactions Act (Wet giraal effectenverkeer; the “Giro Act”) maintained by the Dutch central securities depository (Nederlands Centraal Insituut voor Giraal Effectenverkeer B.V., “Euroclear Nederland”) or through the Depositary Trust Company (“DTC”) cannot hold fractional shares. An ordinary share entitles the holder thereof to cast nine votes in the General Meeting of Shareholders. At our EGM held on September 7, 2012, the Board of Management was authorized from September 7, 2012 through October 25, 2013, subject to the approval of the Supervisory Board, to issue shares and/or rights thereto representing up to a maximum of 5.0 percent of our issued share capital at April 25, 2012, plus an additional 5.0 percent of our issued share capital at April 25, 2012 that may be issued in connection with mergers, acquisitions and/or (strategic) alliances.

Holders of ASML’s ordinary shares have a preemptive right of subscription, in proportion to the aggregate nominal amount of the ordinary shares held by them, to any issuance of ordinary shares for cash, which right may be restricted or excluded. Ordinary shareholders have no pro rata preemptive right of subscription to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders (either by means of a resolution or by an amendment to our Articles of Association), the Board of Management has the power subject to approval of the Supervisory Board, to restrict or exclude the preemptive rights of holders of ordinary shares. At our EGM held on September 7, 2012, the Board of Management was authorized from

ASML STATUTORY ANNUAL REPORT 2012	132

September 7, 2012 through October 25, 2013, subject to approval of the Supervisory Board, to restrict or exclude preemptive rights of holders of ordinary shares up to a maximum of 10.0 percent of our issued share capital at April 25, 2012. With this authorization, the corresponding authorization granted at the Annual General Meeting of Shareholders (“AGM”) held on April 25, 2012, ceased to apply to the extent not already used.

We may repurchase our issued ordinary shares at any time, subject to compliance with the requirements of Dutch law and our Articles of Association. Any such repurchases are and remain subject to the approval of the Supervisory Board and the authorization of shareholders at ASML’s AGM, which authorization may not be for more than 18 months. At the AGM held on April 25, 2012, the Board of Management has been authorized, subject to Supervisory Board approval, to repurchase through October 25, 2013, up to a maximum of two times 10.0 percent of our issued share capital at April 25, 2012, at a price between the nominal value of the ordinary shares purchased and 110.0 percent of the market price of these securities on NYSE Euronext Amsterdam or NASDAQ. At our AGM to be held on April 24, 2013, we shall request the authorization for the Board of Management to repurchase and cancel shares for a period of 18 months as of the 2013 AGM, i.e. until October 24, 2014, all in conformity with the provisions of the law and our Articles of Association.

Ordinary shares B

As part of the most recent changes in our Articles of Association, adopted at the EGM held on September 7, 2012, the 9,000 ordinary shares B with a nominal value of EUR 0.01 were introduced. A person who holds (a multiple of) 100 fractional shares, may exchange those fractional shares for an ordinary share B. Every holder of an ordinary share B is entitled to one-ninth (1/9) of a dividend. Each ordinary share B entitles the holder thereof to cast one vote at the General Meeting.

Cumulative preference shares

In 1998, we granted to the preference share foundation, “Stichting Preferente Aandelen ASML” (the “Foundation”) an option to acquire cumulative preference shares in our capital (the “Preference Share Option”). This option was amended and extended in 2003 and 2007. A third amendment to the option agreement between the Foundation and ASML became effective on January 1, 2009, to clarify the procedure for the repurchase and cancellation of the preference shares when issued.

Per the amendment of our Articles of Association of May 6, 2011, the nominal value of the cumulative preference shares was increased to EUR 0.09. The number of cumulative preference shares included in the authorized share capital was decreased to 700,000,000. This was done to simplify the Articles of Association, and to give each share the right to cast one vote in the General Meeting of Shareholders.

The Foundation may exercise the preference share option in situations where, in the opinion of the Board of Directors of the Foundation, our interests, our business or the interests of our stakeholders are at stake. This may be the case if a public bid for our shares has been announced or has been made, or the justified expectation exists that such a bid will be made without any agreement having been reached in relation to such a bid with us. The same may apply if one shareholder, or more shareholders acting in concert, hold a substantial percentage of our issued ordinary shares without making an offer or if, in the opinion of the Board of Directors of the Foundation, the (attempted) exercise of the voting rights by one shareholder or more shareholders, acting in concert, is materially in conflict with our interests, our business or our stakeholders.

The objectives of the Foundation are to look after the interests of ASML and of the enterprises maintained by ASML and of the companies which are affiliated in a group with ASML, in such a way that the interests of ASML, of those enterprises and of all parties concerned are safeguarded in the best possible way, and influences in conflict with these interests which might affect the independence or the identity of ASML and those companies are deterred to the best of the Foundation’s ability, and everything related to the above or possibly conducive thereto. The Foundation seeks to realize its objects by the acquiring and holding of cumulative preference shares in the capital of ASML and by exercising the rights attached to these shares, particularly the voting rights attached to these shares.

The preference share option gives the Foundation the right to acquire a number of cumulative preference shares as the Foundation will require, provided that the aggregate nominal value of such number of cumulative preference shares shall not exceed the aggregate nominal value of the ordinary shares that have been issued at the time of exercise of the Preference Share Option for a subscription price equal to their nominal value. Only one-fourth of the subscription price is payable at the time of initial issuance of the cumulative preference shares, with the other three-fourths of the nominal value only being payable when we call up this amount. Exercise of the preference share option could effectively dilute the voting power of the outstanding ordinary shares by one-half.

ASML STATUTORY ANNUAL REPORT 2012	133

Cancellation and repayment of the issued cumulative preference shares by us requires the authorization by the General Meeting of Shareholders of a proposal to do so by the Board of Management approved by the Supervisory Board. If the preference share option is exercised and as a result cumulative preference shares are issued, we, at the request of the Foundation, will initiate the repurchase or cancellation of all cumulative preference shares held by the Foundation. In that case we are obliged to effect the repurchase and cancellation respectively as soon as possible. A cancellation will have as a result a repayment of the amount paid and exemption from the obligation to pay up on the cumulative preference shares. A repurchase of the cumulative preference shares can only take place when such shares are fully paid up.

If the Foundation will not request us to repurchase or cancel all cumulative preference shares held by the Foundation within 20 months after issuance of these shares, we will be obliged to convene a General Meeting of Shareholders in order to decide on a repurchase or cancellation of these shares.

The Foundation is independent of ASML. The Board of Directors of the Foundation comprises four independent voting members from the Dutch business and academic communities. As of January 1, 2012, the members of the Board of Directors of the Foundation are: Mr. A. Baan, Mr. M.W. den Boogert, Mr. J.M. de Jong and Mr. A.H. Lundqvist.

Legal reserves

Changes in legal reserves during 2012 and 2011 were as follows:

(in thousands)	Hedging reserve EUR	Currency translation reserve EUR	Reserve for capitalized development expenditures EUR	Total EUR

Balance at January 1, 2011	(44,369)	(88,640)	263,387	130,378

Components of statement of comprehensive income:
Foreign currency translation, net of taxes:
Gain (Loss) on the hedge of a net investment	-	(1,829)	-	(1,829)
Gain (Loss) on translation of foreign operations	-	(12,142)	-	(12,142)
Financial instruments, net of taxes:
Gain (Loss) on derivative financial instruments	(4,610)	-	-	(4,610)
Transfers to net income	51,963	-	-	51,963

Development expenditures	-	-	(4,721)	(4,721)
Currency translation on development expenditures	-	(956)	956	-

Balance at December 31, 2011	2,984	(103,567)	259,622	159,039

Components of statement of comprehensive income:
Foreign currency translation:
Gain (Loss) on translation of foreign operations	-	5,927	-	5,927

Financial instruments, net of taxes:
Gain (Loss) on derivative financial instruments	214	-	-	214
Transfers to net income	(7,761)	-	-	(7,761)

Development expenditures	-	-	192,482	192,482
Currency translation on development expenditures	-	1,119	(1,119)	-

Balance at December 31, 2012	(4,563)	(96,521)	450,985	349,901

Exchange rate differences relating to the translation from our foreign subsidiaries into euro are recognized in the currency translation reserve. Gains and losses on hedging instruments that are designated as hedges of net investments in foreign operations are included in the currency translation reserve.

Hedging reserve represents hedging gains and losses on the effective portion of cash flow hedges. The cumulative gain or loss on the hedge is recognized in net income (loss) when the hedge transaction impacts net income (loss).

ASML is a company incorporated under Dutch Law. In accordance with the Dutch Civil Code, other reserves consist of legal reserves that have to be established in certain circumstances. The legal reserves consist of the hedging reserve, the currency translation reserve and the reserve for capitalized development expenditures. Legal reserves are not for distribution to our shareholders. If the currency translation reserve or the hedging reserve has a negative balance, distributions to our shareholders are restricted to the extent of the negative balance.

ASML STATUTORY ANNUAL REPORT 2012	134

Appropriation of net income

As part of our financing policy, we aim to pay an annual dividend that will be stable or growing over time. Annually, the Board of Management will, upon prior approval from the Supervisory Board, submit a proposal to the AGM with respect to the amount of dividend to be declared with respect to the prior year. The dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the Board of Management’s views on our potential future liquidity requirements, including for investments in production capacity, the funding of our research and development programs and for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Accordingly, it may be decided to propose not to pay a dividend or to pay a lower dividend with respect to any particular year in the future.

For 2012, a proposal to declare a dividend of EUR 0.53 per ordinary share of EUR 0.09 nominal value will be submitted to the AGM to be held on April 24, 2013.

Dividends on ordinary shares are payable out of net income or retained earnings as shown in our financial statements as adopted by our General Meeting of Shareholders, after payment first of (accumulated) dividends out of net income on any issued cumulative preference shares.

Share buyback programs

In addition to dividend payments, we intend to return cash to our shareholders on a regular basis through share buybacks or capital repayment, subject to our actual and anticipated level of liquidity requirements, our current share price, other market conditions and other relevant factors.

On April 25, 2012, the General Meeting of Shareholders authorized the repurchase of up to a maximum of two times 10.0 percent of our issued share capital as of the date of authorization through October 25, 2013.

On January 19, 2011, we announced our intention to repurchase up to EUR 1.0 billion of our own shares within the next two years. On January 18, 2012, we announced to increase the size of the program to a maximum amount of EUR 1,130 million. During the period from January 1, 2012 up to and including November 22, 2012, when the program was completed, we had purchased 11,278,058 of our shares for a total amount of EUR 430.0 million at an average price of EUR 38.13 per share. These shares are intended to be cancelled in 2013.

Furthermore, on January 18, 2012, we announced our intention to purchase up to 2.2 million of additional shares during 2012 for the purpose of covering outstanding employee stock and stock option plans. During the period from November 22, 2012 up to and including December 14, 2012, when the program was completed, a total number of 2.2 million shares was purchased for a total amount of EUR 105.2 million at an average price of EUR 47.81 per share. These shares will be held as treasury shares pending delivery pursuant to such plans.

Both programs had been suspended between July 10, 2012 and October 18, 2012 following the announcement of the Customer Co-Investment Program on July 9, 2012.

ASML STATUTORY ANNUAL REPORT 2012	135

The following table provides a summary of our repurchased shares in 2012 (excluding the Synthetic Share Buyback effectuated in November 2012):

Period	Total number of shares purchased	Average price paid per Share (EUR)	Total number of shares purchased as part of publicly announced plans or programs	Maximum value of shares that may yet be purchased under the program[1] (EUR)	Maximum number of shares that may yet be purchased under the program[2]

January 20 - 31, 2012	2,132,366	32.65	2,132,366	360,369,363	2,200,000
February 1 - 28, 2012	1,025,407	34.71	3,157,773	324,780,615	2,200,000
March 1 - 31, 2012	949,726	35.76	4,107,499	290,820,741	2,200,000
April 1 - 30, 2012	654,169	37.18	4,761,668	266,501,698	2,200,000
May 2 - 31, 2012	1,219,480	36.88	5,981,148	221,530,029	2,200,000
June 1 - 30, 2012	1,133,550	38.61	7,114,698	177,764,616	2,200,000
July 1 - 29, 2012	428,000	40.65	7,542,698	160,366,940	2,200,000
August 1 - 31, 2012	-	-	7,542,698	160,366,940	2,200,000
September 1 - 30, 2012	-	-	7,542,698	160,366,940	2,200,000
October 3 - 31, 2012	1,153,112	41.86	8,695,810	112,099,413	2,200,000
November 1 - 30, 2012	3,240,099	44.10	11,935,909	-	1,542,149
December 1 - 31, 2012	1,542,149	48.24	13,478,058	-	-

Total	13,478,058	39.71

1	Program to purchase shares up to a maximum amount of EUR 1,130 million. We intend to cancel these shares.
2	Program to purchase up to 2.2 million shares for the purpose of covering outstanding employee stock and stock option plans.

At the EGM held on September 7, 2012, a resolution was passed to amend the Articles of Association in connection with the Synthetic Share Buyback to be effected in connection with the Customer Co-Investment Program. On November 24, 2012, we effectuated the amendments consisting of a repayment to shareholders (excluding participating customers) of EUR 9.18 per ordinary share and the exchange of each 100 ASML ordinary shares for 77 ASML ordinary shares.

As a result of these amendments, which in substance constitute a Synthetic Share Buyback, we effectively repurchased 93,411,216 shares at an average price of EUR 39.91 for a total amount of EUR 3,728.3 million.

5. Personnel

The number of employees employed by the ASML Holding N.V. at year-end 2012 was five (2011: five), which is our Board of Management.

As a result of enacted Dutch tax legislation (‘Wet uitwerking fiscale maatregelen Begrotingsakkoord 2013’) during 2012, the Company incurred an one-time expense of EUR 2.4 million in relation to our members of the Board of Management.

ASML does not consider the Dutch Tax legislation (‘Wet uitwerking fiscal maatregelen Begrotingsakkoord 2013’) to be a remuneration or an employee benefit. For information regarding the remuneration of the Board of Management reference is made to Note 30 to the consolidated financial statements.

For information regarding auditor’s fees, we refer to note 34 to the consolidated financial statements.

6. Commitments and Contingencies

ASML Holding N.V. has assumed joint and several liabilities in accordance with article 403 Part 9 of Book 2 of The Dutch Civil Code with respect to the following Dutch subsidiaries: ASML Netherlands B.V., ASML MaskTools B.V., ASML Motion B.V. and ASML Motion Sub B.V. Furthermore, ASML Holding N.V. has guaranteed all liabilities outstanding at December 31, 2012, until all are satisfied in full, in accordance with section 479C of the UK Companies Act 2006 with respect to its overseas subsidiary ASML (UK) Ltd (registered number SC176574) and accordingly, under section 479A of that Act ASML (UK) Ltd is exempt from the requirement to have its financial statements audited.

From time to time we provide guarantees to third parties in connection with transactions entered into by our Dutch subsidiaries in the ordinary course of business.

ASML Holding N.V. forms a tax unity together with certain of its Dutch subsidiaries, for purposes of Dutch tax laws and are as such jointly and severally liable for the tax debts of the unity: The fiscal unity comprises as of December 31, 2012 of ASML Holding N.V., ASML Netherlands B.V., ASML Systems B.V., ASML Masktools B.V.

ASML STATUTORY ANNUAL REPORT 2012	136

7. Amounts due from/due to subsidiaries

Interest on amounts due from subsidiaries is calculated based on monthly base rates plus a market-conform mark-up, interest on amounts due to subsidiaries is calculated based on monthly base rate, minus a small fee, with a minimum of 0%. All balances due from/due to subsidiaries are repayable on demand.

Veldhoven, the Netherlands

February 12, 2013

Prepared by

The Board of Management:

Eric Meurice

Peter T.F.M. Wennink

Martin A. van den Brink

Frits J. van Hout

Frédéric J.M. Schneider-Maunoury

ASML STATUTORY ANNUAL REPORT 2012	137

ASML STATUTORY ANNUAL REPORT 2012	138

Other Information

The additional information below includes a brief summary of the most significant provisions of our Articles of Association. See Note 18 of the consolidated financial statements.

Adoption of Financial Statements

The Board of Management will submit our statutory annual report, together with a certificate of the auditor in respect thereof, to the General Meeting of Shareholders for adoption.

Statements Appropriation and Determination of Net Income

Dividends may be payable out of net income or retained earnings shown in the Company Financial Statements as adopted by our General Meeting of Shareholders, after payment first of (accumulated) dividends on any outstanding cumulative preference shares. At its discretion, however, subject to statutory provisions, the Board of Management may, with the prior approval of the Supervisory Board, distribute one or more interim dividends on the ordinary shares before the Financial Statements for any financial year have been adopted by the General Meeting of Shareholders. The Board of Management, with the approval of the Supervisory Board, may decide that all or part of our net income should be retained and not be made available for distribution to shareholders, except for dividends on the cumulative preference shares. Those net incomes that are not retained may be distributed to shareholders pursuant to a shareholders’ resolution, provided that the distribution does not reduce equity below the amount of reserves required by Dutch law. Existing reserves that are distributable in accordance with Dutch law may be made available to the General Meeting of Shareholders for distribution upon a proposal by the Board of Management, subject to prior approval of the Supervisory Board. As regards cash payments, the rights to dividends and distributions shall lapse if such dividends or distributions are not claimed within five years following the day after the date on which they were made available.

Annually, the Board of Management will assess the amount of dividend that will be proposed to the Annual General Meeting of Shareholders. For 2011, a dividend was declared of EUR 0.46 per ordinary share of EUR 0.09 nominal value which was paid in 2012.

A proposal will be submitted to the Annual General Meeting of Shareholders on April 24, 2013 to declare a dividend for 2012 of EUR 0.53 per ordinary share of with a EUR 0.09 nominal value.

Voting Rights

We are subject to the relevant provisions of Dutch law applicable to large corporations (the “structuurregime”). These provisions have the effect of concentrating control over certain corporate decisions and transactions in the hands of the Supervisory Board. Members of the Board of Management are appointed by the Supervisory Board. The Supervisory Board shall notify the General Meeting of Shareholders of intended appointments to the Board of Management. General Meetings of Shareholders will be held at least once a year. We do not solicit from or nominate proxies for our shareholders. However, shareholders and other persons entitled to attend General Meetings of Shareholders may be represented by proxies.

EGMs may be held as often as deemed necessary by the Supervisory Board or Board of Management and must be held if one or more ordinary or cumulative preference shareholders jointly representing at least ten percent of the issued share capital make a written request to that effect to the Supervisory Board and the Board of Management specifying in detail the business to be dealt with.

Resolutions are adopted at General Meetings of Shareholders by an absolute majority of the votes cast (except where a different proportion of votes are required by the Articles of Association or Dutch law) and there are generally no quorum requirements applicable to such meetings. In the General Meeting of Shareholders each share confers the right to cast one vote.

Subsequent Events

On February 5, 2013, the Cymer Stockholders approved the previously announced merger agreement, dated October 16, 2012 at the special meeting of Cymer Stockholders. See Note 33 to the consolidated financial statements for additional information.

ASML STATUTORY ANNUAL REPORT 2012	139

Independent auditor’s report

To: The Supervisory Board and Shareholders of ASML Holding N.V.

Report on the financial statements

We have audited the accompanying financial statements for the year 2012 of ASML Holding N.V., Veldhoven. The financial statements include the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated statement of financial position as at December 31, 2012, the consolidated income statement and the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising a summary of the significant accounting policies and other explanatory information. The company financial statements comprise the company balance sheet as at December 31, 2012, the company income statement for the year then ended and the notes, comprising a summary of the accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Dutch Civil Code, and for the preparation of the management board report in accordance with Part 9 of Book 2 of the Dutch Civil Code. Furthermore management is responsible for such internal control as it determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of ASML Holding N.V. as at December 31, 2012 and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Dutch Civil Code.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of ASML Holding N.V. as at December 31, 2012 and of its result for the year then ended in accordance with Part 9 of Book 2 of the Dutch Civil Code.

ASML STATUTORY ANNUAL REPORT 2012	140

Report on other legal and regulatory requirements

Pursuant to the legal requirement under Section 2:393 sub 5 at e and f of the Dutch Civil Code, we have no deficiencies to report as a result of our examination whether the management board report, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this Code, and whether the information as required under Section 2:392 sub 1 at b-h has been annexed. Further we report that the management board report, to the extent we can assess, is consistent with the financial statements as required by Section 2:391 sub 4 of the Dutch Civil Code.

Deloitte Accountants B.V.

/s/ G.M. Dekker

Eindhoven, The Netherlands

February 12, 2013

ASML STATUTORY ANNUAL REPORT 2012	141

ASML STATUTORY ANNUAL REPORT 2012	142

Information and Investor Relations

Financial calendar

April 17, 2013

Announcement of First Quarter results for 2013

April 24, 2013

General Meeting of Shareholders

Auditorium, ASML Building 7,

De Run 6665

Veldhoven, the Netherlands

July 17, 2013

Announcement of Second Quarter results for 2013

October 16, 2013

Announcement of Third Quarter results for 2013

Fiscal Year

ASML’s fiscal year ends on December 31, 2013

Listing

The ordinary shares of ASML are listed on the official market of the Euronext Amsterdam by NYSE Euronext Amsterdam and in the United States on the NASDAQ Stock Market LLC, under the symbol “ASML”. ASML’s ordinary shares may also trade on other stock exchanges from time to time, although ASML has not applied for listings on those exchanges and does not endorse and may not be notified of such trading.

Investor Relations

ASML Investor Relations will supply information or copies of the Annual Report on Form 20-F filed with the US Securities and Exchange Commission and the Statutory Annual Report. These Annual Reports, quarterly releases and other information are also available on our website (www.asml.com).

ASML STATUTORY ANNUAL REPORT 2012	143

ASML STATUTORY ANNUAL REPORT 2012	144

ASML Worldwide Contact Information

Corporate Headquarters

De Run 6501

5504 DR Veldhoven

The Netherlands

Mailing address

P.O. Box 324

5500 AH Veldhoven

The Netherlands

United States main offices

8555 South River Parkway

Tempe, AZ 85284

U.S.A.

77 Danbury Road

Wilton, CT 06897

U.S.A.

Asia main office

17th Floor Suite 1702-3

Queen’s road Central 100

Hong Kong

Corporate Communications

phone: +31 40 268 7870

email: corpcom@asml.com

Investor Relations

phone: +31 40 268 3938

email: investor.relations@asml.com

For more information please visit our

website www.asml.com

ASML STATUTORY ANNUAL REPORT 2012	145